Rule 12g3-2(b) No.: 82-34818

~~Irkut Corpora~~rion

Information that were made public pursuant to the laws of the Russian Federation (Since 3rd Q 2004 till 2nd Q 2005)

Scientific Production Corp Irkut

Report of Irkut Corporation

(Irkut Corporation, the Company, the Corporation)

Including information by the end

3rd Q 2004

Year 2004

1st Q 2005

2nd Q 2005

I. Company background

Information of Company's name (name)

Full name:
In Russian: Joint Stock Company "Scientific-Production Corporation "Irkut"
Abbreviated name:
In Russian: JSC "Corporation "Irkut"
In English: Irkut Corporation

The Company name shall not be considered a trade or a service mark.

Information of changes in the name and administrative and legal status of the Company:

Full and abbreviated Company name	Administration and legal status	Reason and date of changes
JSC "Scientific-Production Corporation "Irkut", JSC "Corporation"Irkut"	Joint Stock Company	Approved by General meeting of shareholders, protocol No. 20 of 6 July 2004. Registration certificate of EGRUL, issued Russian MNS Inspection №17 of Moscow North-East administrative district No. 2047717018831 of 06 August 2004.
JSC "Scientific-Production Corporation "Irkut", JSC "Corporation"Irkut"	Joint Stock Company	Approved by Extraordinary general meeting of shareholders, protocol No. 18 of 2 December 2003. Registration certificate of EGRUL, issued by Russian MNS Inspection of Irkutsk Leninsky district of Irkutsk region, No. 2033801435974 of 15 December 2003.
JSC "Scientific-Production Corporation "Irkut", JSC "Corporation"Irkut"	Joint Stock Company	Approved by Extraordinary general meeting of shareholders, protocol No. 15 of 27 December 2002. Registration certificate of EGRUL, issued by Russian MNS Inspection of Leninsky district of Irkutsk region, No. 2023841426860 of 30 December 2002.
"Irkutsk aviation industrial association" Joint Stock Company, JSC "IAPO"	Joint Stock Company	Approved by Annual general meeting of shareholders, protocol No. 5 of 8 June 1996. Approved by Registration office of Irkutsk Authorities No. 1177-IRP of 15 June 1996.
"Irkutsk aviation industrial association" "IAPO" JSC, JSC "IAPO"	Joint stock company	Resolution of Head of Administration of Leninsky district of Irkutsk, No. 2062 of 13 October 1992.
State enterprise "Irkutsk aviation industrial association", "IAPO"	State enterprise	MAP Order No. 205 of 21 April 1989.
State enterprise "The 60 years USSR Irkutsk aviation plant", IAZ	State enterprise	Resolution of the Supreme Soviet of the USSR presidium of 14 October 1982.
State enterprise "Irkutsk aviation plant", IAZ	State enterprise	MAP Order No. 211 of 14 May 1975.

Location of the Company and other contact information

Period	Location
Since the date of foundation up to 22 January 2004.	3, Novatorov st., Irkutsk 664020, Russia
Since 22 January 2004 up to the present	Building 1, 13, Novoalexeevskaya st., Moscow 129626, Russia
Phone/fax:	(095) 777-2101 / (095) 777-2101 (ext. 7312)
Email, web-page (pages) in Internet, where information of the Company and emitted and/or being emitted stocks is available	info@irkut.com www.irkut.com
Department of investors relations ***(the Head of the Department –Aleksey Chernushkin)***	
Phone/fax	*(095) 777-2101, extension: 7594, 7217*
Email	chernushkin@irkut.com
Management Department ***(the head of the Department – Valery V. Dashevsky)***	
Phone/fax	*(095) 777-2101, extension: 7254*
Email	.mark@irkut.ru

Identification number of taxpayer (INN)

3807002509

Information of state registration of the Company

By Resolution of the Head of Administration of Leninsky district of Irkutsk No. 2062 of 13 October 1992 the "Irkutsk aviation industrial association" Joint Stock Company of open type was established.

State registration certificate of legal entity series IRP-P No. 1177 issued by Registration office of Irkutsk Authority on 13 October 1992.

In accordance with information of legal entity registered in the General State Register before 1 July 2002 indicated in the certificate, the main registration number is: No. 1023801428111.

Date of registration: 19 September 2002.

Name of registration office: MNS Inspection of Russia, Leninsky district of Irkutsk region.

Share capital structure

The amount of the share capital of the Company is 2 636 839 584 roubles. The Share capital of the Company consists of inscribed ordinary non-documentary shares in the quantity of 878 946 528 shares of nominal value 3 (three) roubles per each. The part of ordinary shares in the share capital is – 100 per cent.

The total number of shareholders

On 30.09.2004

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: 761.

Including nominee: 11.

On 31.12.2004

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: 745.

Including nominee: 11.

On 31.03.2005

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: 737.

Including nominee: 12.

On 30.06.2005

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: 721.

Including nominee: 11.

Information of shareholders holding not less than 5 per cent of the Authorized capital, or not less than 5 per cent of ordinary stocks of the Company, and information of shareholders of such entities holding not less than 20 per cent of their Authorized capital, or not less than 20 per cent of ordinary stocks.

Full and abbreviated name of enterprise: Closed joint stock company "FTK" Company, JSC "FTK" Company
Identification number of taxpayer: 7707044904
Location: Building 1, 6, Tverskaya-Yamskaya st., Moscow 125047, Russia
The share in the authorized capital of the Company: 22,53%
The share of ordinary stocks of the Company: 22,53%

> Shareholders holding not less than 20 per cent of the authorized capital of the Company shareholder, or not less than 20 per cent of its ordinary stocks:
> Full and abbreviated name of enterprise: «Hargood International PLC». The enterprise is established in accordance with legislation of Great Britain
> Location: PO BOX 33, DISS, Norfolk, England
> The share in the authorized capital of the Company shareholder: 37,85%
> The share of ordinary stocks of the Company shareholder: 37,85%

Full and abbreviated name of enterprise: Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC
Identification number of taxpayer: 7740000090
Location: 23B, Polikarpova st., Moscow 125284, Russia
The share in the authorized capital of the Company: 13,23%
The share of ordinary stocks of the Company: 13,23%

> Shareholders owning not less than 20 per cent of the authorized capital of the Company shareholder, or not less than 20 per cent of its ordinary stocks:
>
> Name: Ministry of property relations of the Russian Federation
> Identification number of taxpayer: None
> Location: Moscow
> The share in the authorized capital of the Company shareholder: 100%
> The share of ordinary stocks of the Company shareholder: 100%

Full and abbreviated name of enterprise: Closed Joint Stock Company "Aerocom", CJSC "Aerocom"
Identification number of taxpayer: 3810017706
Location: 3, Novatorov st., Irkutsk, 664020, Russia
The share in the authorized capital of the Company shareholder: 9,16%
The share of ordinary stocks of the Company shareholder: 9,16%

> Shareholders holding not less than 20 per cent of the authorized capital of the Company shareholder, or not less than 20 per cent of the ordinary stocks:
>
> None.

Information of share of state or local government bodies in the authorized capital of the Company, and of their exclusive rights ("golden stock"), if any.

The amount of the authorized capital of the Company held by state (federal subjects of the Russian Federation), and by local government bodies: 0,02% of federal property;

Name of body managing state parcel of shares: None

Location: None

Name of entity carrying out duties of shareholder of the Company on behalf of the Russian Federation, a Russian Federation subject, or a local management body: The Russian Fund of Federal Property

Exclusive right to participate on behalf of the Russian Federation, a subject of the Russian Federation, or a local management body in managing the Company joint stock company ("golden share"), and the duration of the right ("golden share"): there is no exclusive rights.

Since 31.03.2005 :

The amount of the authorized capital of the Company held by state (federal subjects of the Russian Federation), and by local government bodies: None;

Name of body managing state parcel of shares: None

Location: None

Name of entity carrying out duties of shareholder of the Company on behalf of the Russian Federation, a Russian Federation subject, or a local management body: None

Exclusive right to participate on behalf of the Russian Federation, a subject of the Russian Federation, or a local management body in managing the Company joint stock company ("golden share"), and the duration of the right ("golden share"): there is no exclusive rights.

Limits of participation in the authorized capital of the Company

Clause 12 of Federal law "Of government adjustment of aircraft development" provides the following limits: to establish an aircraft enterprise in Russia involving foreign investments, to elaborate, manufacture, test, repair and/or utilize aircraft machinery, is allowed only if the share of the foreign capital is less than twenty-five percent of the authorized capital, and the management bodies of such enterprise consist of only Russian residents.

There are no more limits of participation in the authorized capital of the Company.

Changes in complement and share of stocks of shareholders who holds not less than 5 per cent of the authorized capital of the Company, or not less than 5 per cent of its ordinary stocks

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***26.06.2005***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	9,16	9,16
Open Joint stock company "Sukhoy aircraft holding", "Sukhoy Company" JSC	13,23	13,23
Closed joint stock company "ODITERS", "ODITERS" CJSC	9,38	9,38
Closed joint stock company "ORNATUS", "ORNATUS" CJSC	13,66	13,66
Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	22,53	22,53

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***11.05.2004***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
Open Joint stock company "Sukhoy aircraft holding", "Sukhoy Company" JSC	14,7%	14,7%
Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	25,35%	25,35%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***02.12.2003***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
Open Joint stock company "Sukhoy aircraft holding", "Sukhoy	14,7%	14,7%

Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	25,35%	25,35%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***04.04.2003***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
United State enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "FTK" Company", CJSC "FTK" Company"	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***04.04.2002***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
State unitary enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "FTK" Company", CJSC "FTK" Company"	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***16.04.2001***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
State unitary enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "FTK" Company", CJSC "FTK" Company"	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***10.04.2000***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
State unitary enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%

Closed Joint Stock Company "FTK" Company", CJSC "FTK" Company"	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***01.04.1999***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed joint stock company "Aerocom", Aerocom" CJSC	10,18%	10,18%
United State enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "FTK" Company", CJSC "FTK" Company"	19,97%	19,97%

Changes in the authorized capital amount

Period	1999	2000	2001	2002	2003	2004	2005
Amount and structure of the authorized capital on the date of the beginning of the year	552 700 roubles, divided into 690875 stocks of nominal value 0,8 roubles each	632 841 500 roubles, divided into 791051875 stocks of nominal value 0,8 roubles each	632 841 500 roubles, divided into 79105187 5 stocks of nominal value 0,8 roubles each	632 841 500 roubles, divided into 791051875 stocks of nominal value 0,8 roubles each	2 373 155 625 roubles, divided into 791051875 stocks of nominal value 3 roubles each	2 373 155 625 roubles, divided into 791051875 stocks of nominal value 3 roubles each	2 636 839 584 roubles, divided into 878 946 528 stocks of nominal value 3 roubles each
Name of managemen t body decided to change the amount of the authorized capital	General meeting of sharehol ders			General meeting of shareholders	General meeting of shareholders	General meeting of shareholders	General meeting of shareholders
The date of making and No. of Protocol of meeting (conference) of the managemen t body decided to change the amount of the authorized capital	Minute No. 9 of 14.08.19 99			Minute No. 2 of 01.08.2002	Minute No. 18 of 02.12.2003	Minute No.18 of 02.12.2003	Minute No.18 of 02.12.2003
The amount of the authorized capital after each change	632 841 500 roubles, divided into 7910518 75	632 841 500 roubles, divided into 791051875 stocks of nominal value 0,8	632 841 500 roubles, divided into 79105187 5 stocks of	2 373 155 625 roubles, divided into 791051875 stocks of nominal value 3	2 373 155 625 roubles, divided into 791051875 stocks of nominal	2 636 839 584 roubles, divided into 878946528 stocks of nominal	2 636 839 584 roubles, divided into 878946528 stocks of nominal

	stocks of nominal value 0,8 roubles each	roubles each	nominal value 0,8 roubles each	roubles each	value 3 roubles each	value 3 roubles each	value 3 roubles each

Registrar of the Company

Name: "Ediny registrator" Closed Joint Stock Company
Location: 12, Sverdlovskaya nab., Saint Petersburg, 195009, Russia
Postal address: 12, Sverdlovskaya nab., Saint Petersburg, 195009, Russia
Phone: (812) 324-64-10
Fax: (812) 324-64-02
Registrar license to keep register of securities holders:
License No.: №10-000-1-00260
Date of issue: 22.11.2002
Expires on: no time limits
Issued by: Federal Commission for the Securities Market (FCSM)

The Register of inscribed ordinary shares' shareholders is being kept by:
"Ediny registrator" Closed Joint Stock Company (Irkutsk branch)
Location: 1, Dzerzhinskogo st., 664003, Irkutsk
The Register of inscribed ordinary shares' shareholders started being kept on: 30 August 1998.

The Register of holders of inscribed non-documentary bonds of series A01 is kept by:
"Ediny Registrator" Closed Joint Stock Company (Moscow branch)
Location: 48, Shkolnaya St., 101000 Moscow, Russia.
The Register of holders of inscribed non-documentary bonds of series A01 started being kept on: 27 December 2001.

The Register of holders of inscribed non-documentary bonds of series A02 is kept by:
Not-for-Profit Partnership "The National Depository Center"
Location: 13, Sredny Kislovsky per., bldg. 4, Moscow, 125009, Russian Federation
phone: (+7 095) 956-2-659, fax: (+7 095) 956-09-38, e-mail: info@ndc.ru
The Register of holders of inscribed non-documentary bonds of series A01 started being kept on: 5 November 2002.

The order of registration and transfer of property rights in securities of the Company:

Making changes in the Register including opening new personal accounts is in accordance with requirements by Regulations of keeping the Register of inscribed securities holders of 02.10.97. (Resolution of FCSM, No. 27).

In accordance with the Regulations of keeping the Register of inscribed securities, the Order of register and transfer of property rights in securities is as follows:

Putting in the Register records of transfer of property rights in securities:

The Registrar is obliged to put in the Register records of transfer of property rights in securities on presenting transfer order by a registered person, who transfers the securities, or a person, to the personal account of whom the securities shall be transferred, or an authorized representative of one of these persons and/or other documents provided by the Rules or the Regulations.

The Registrar has no right to demand of registered person to present other documents, except for those provided by the Rules and the Regulations.

If securities belong to a person on the basis of general share right, a transfer order shall be signed by all the participants of the general share property. If there is no such signatures, a power of attorney shall be presented, which was given by participants of the general share property to a person having signed a transfer order on behalf of them.

When making transactions with securities belonging to young (under-age) people, the order shall be signed by their official representatives: parents, adopters or guardians. Apart from that there shall be a written permit by guardianship and trusteeship bodies, which gives the right to make securities transactions belonging to under-age people.

After such under-age people have reached coming of age the Order shall be signed by the securities holder

person having reached fourteen shall be presented, which gives the right to make a transaction as well as a permit by guardianship and trusteeship bodies to give such consent by a legal representative.

Transfer of securities burdened with liabilities is made by a written consent by person in interests of whom the securities were burdened.

The Registrar puts records in the Register, which reflect transfer of property rights in securities, if:

all the documents necessary in accordance with the Rules and Regulations are presented;

all presented documents include all the information provided by the Rules and Regulations;

the quantity of securities indicated in the transfer order or in other document does not exceed the quantity of securities being registered on the personal account of registered person, who transfers the securities;

signatures of a registered person or his representative are checked in accordance with the Rules and Regulations;

person appealed to the Registrar pays for his services or guaranteed to pay for them in accordance with the price-list;

neither operation on the personal account of the registered person transferring securities is blocked.

Refusal to put a record in the Register is not allowed except for cases provided by the Rules and Regulation. In case of refusal to put a record in the Register, the Registrar not later than within five days since the date of presenting an order of putting a record in the Register, sends to the person appealed a notice of refusal to put a record, the reason to do so, and measures to be taken to eliminate causes preventing the procedure of putting a record in the Register.

Check of signature of the registered person on orders given to the Registrar is made by comparison of a signature of the registered person with its sample in the form of registration of this person kept by the Registrar.

If the Registrar does not have a sample of signature, the registered person shall come to him personally or to certify his signature by notary. Registered person has the right to certify authenticity of his/her signature by a stamp, or a signature of an officer of the Company. In such case authenticity of the signature is responsibility of the Company.

Documents necessary to put in the Register a record of transfer of property rights in securities on making a transaction

The Registrar puts in the Register a record of transfer of property rights in securities on making a transaction if the following documents are presented:

a transfer order (is passed on to the Registrar);

a document identifying personality (is presented to the Registrar);

an original or a copy certified by notary of the document certifying the right of authorized representative (is passed on to the Registrar);

a written consent of share property participants, in case of the right for share property in securities (is passed on to the Registrar);

securities certificates belonging to a former holder in case of documentary issue (are passed on to the Registrar).

Documents necessary to put in the Register a record of transfer of property rights in securities as a result of succession

The Registrar puts a record of transfer of property rights in securities as a result of succession in case the following documents are presented:

an original or a copy certified by notary of a succession right certificate (is passed on to the Registrar);

a document identifying personality (is presented to the Registrar);

an original or a copy certified by notary of a document certifying the right of authorized representative (is passed on to the Registrar);

Documents necessary to put in the Register a record of transfer of property rights in securities as a result of a court decision

The Registrar puts a record of transfer of property rights in securities as a result of a court decision in case the following documents are presented:

a copy of the court decision come into force, certified by the court and accompanied by a court order (are passed on to the Registrar);

securities certificates belonging to a former holder in case of documentary issue (are passed on to the Registrar).

Iinformation of auditors of the Company

11.1. Auditing financial and economic activities of the Company is in accordance with requirements by the Russian legislation.

Full name of enterprise: "Gorislavtsev & Co. Audit" Closed Joint Stock Company
Abbreviated name of enterprise: "Gorislavtsev & Co. Audit CJSC
Location: 17/2, Bolshaya Nikitskaya St., Moscow 103009, Russia
Postal address: 3A, 1st Khoroshiovsky proezd, Moscow 125284, Russia

Phone/fax: (095) 255-50-53
E-mail: www.gorislavtsev.ru
Auditor license:

License No.: E 003461
Data of issue: 04.03.2003
Expires on: 04.03.2008
Issued by: Ministry of Finance of RF

"Gorislavtsev & Co. Audit" CJSC is to execute independent auditing of accounting and financial (accounting) reporting of the Company in accordance with requirements of the Russian legislation, on the basis of agreements being concluded in the course of 2004.

Full name of enterprise: "Auditor" limited liability company
Abbreviated name of enterprise: "Auditor" ltd.
Location: 38, Gagarin boulevard, Irkutsk 664000, Russia
Phone: (3952) 34-48-96
Fax: (3952) 34-48-96
Auditor license:

License No.: E 002784
Date of issue: 10.12.2002
Expires on: 10.12.2007
Issued by: Ministry of Finance of RF

The Auditor executes independent auditing of accounting and financial (accounting) reporting in accordance with requirements by the Russian legislation and on the basis of agreements concluded during 1993, 1994, 1995, 1996, 1997, 1998, 1999, 2000, 2001, 2002, 2003.

In order to sum up the results of financial and economic activities of the Company, the Auditor of the Company makes a conclusion, which shall include the following information:

- confirmation of authenticity of data represented by reports and other financial documents of the Company;
- information of cases of violation of rules of accounting and financial reporting representation provided by legal acts of the Russian Federation, or violation of legal acts in the course of financial and economic activities by the Company.

Tender for election Auditor is not hold at the moment. Proposing candidates for Auditor of the Company and determining their fees is within the competence of the Board of directors. The Auditor is approved by the General meeting of shareholders.

The Auditor's fees are determined on a contractual basis. The limit for the Auditor's fees shall be approved by the General meeting of shareholders of the Company. The Auditor's fees are determined by the parties within the limit and taking into account the scope of work.

11.2. Auditing of financial and economic activities of the Group (the Company together with its subsidiaries) is in accordance with generally accepted in USA principles of accounting (US GAAP).

Full name of enterprise: «PricewaterhouseCooper's Audit" Closed Joint Stock Company
Abbreviated name enterprise: «PricewaterhouseCooper's Audit" CJSC
Location: 52/5, Kosmodamianskaya nab., Moscow 115054, Russia
Phone: (095) 967-60-00
Fax: (095) 967-60-01
E-mail: anastasia.mikhailova@ru.pwcglobal.com

The Auditor executes auditing of financial and economic activities of the Group (the Company together with its subsidiaries) in accordance with generally accepted in USA principles of accounting (US GAAP) on the basis of agreements concluded during 2000, 2001.

Full name of enterprise: "KPMG" Closed Joint Stock Company
Abbreviated name of enterprise: "KPMG" CJSC
Location: 11, Gogolevsky boulevard, Moscow 119019, Russia.
Phone: (095) 937-44-77
Fax: (095) 937-44-99
E-mail: kpmgmoscow@kpmg.ru

The Auditor executes auditing of financial and economic activities of the Group (the Company together with its subsidiaries) in accordance with generally accepted in USA principles of accounting (US GAAP) on the basis of agreements concluded during 2002, 2003.

In order to sum up the results of financial and economic activities of the Group (the Company and its subsidiaries), Auditor of the Company makes a conclusion, which shall include the following information

- confirmation of authenticity of data represented by reports and other financial documents of the Group (the Company and its subsidiaries);
- information of cases of violation by the Group (the Company and its subsidiaries) of generally accepted in USA principles of accounting (US GAAP), or violation of rules of accounting or financial reporting representation.

The election of Auditor is made on the basis of tender among audit companies, participants of "Big four" of KPMG, Ernst&Young, PricewaterhouseCoopers, Deloitte&Touche. Main requirements to auditors: application of methodology of auditing of companies the activities of which are connected with state secret.

The Auditor's fees are determined on the basis of the scope of work as agreed upon by the parties.

Factors, which may influence on independence of the Auditor of the Company, and measures taken by the Company and the Auditor to reduce influence of such factors.

According to Clause 12 of Federal law "Of auditing" No. 119-FZ of 07.02.2001, audit shall not be carried out in the following cases:

1) by auditors being founders (participants) of entities being audited, their heads, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

2) by auditors being closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants) of entities being audited, their officers, accountants and other persons bearing responsibility for accounting and financial reporting;

3) by audit firms, heads and officers of which are founders (participants) of audited entities, their officers, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

4) by audit firms heads or other officials of which are closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants of entities being audited, their officers, accountants or other officials bearing responsibility for accounting and financial (accounting) reporting;

5) by audit firms towards entities being audited, which are their founders (participants), towards subsidiaries, branches or representative officers of entities being audited as well as towards enterprises the founders of which are founders (participants) of such audit firm;

6) by audit firms and independent auditors who during three years directly preceding the auditing rendered services of reconstructing the accounting system, or of composing financial (accounting) reporting to natural or legal persons regarding these persons.

Above-mentioned Auditors are independent of the Company.

The main measures taken by the Company in order to reduce influence of above-mentioned factors is a procedure of thorough consideration of candidates for Auditor by the Board of directors of the Company as regards his/her independence of the Company.

Information of availability of substantial interests of the Auditor (or his officers), or the Company (or its officers):

- The Auditor has no shares in the authorized capital of the Company.
- The Auditor officers have no shares in the authorized capital of the Company.
- The Auditor (or his officers) was not given any loan
- There is no close business relations (participation in promotion of products (services) of the Company, participation in joint ventures etc) between the Company and the Auditor.
- There are no family ties between officials of the Company and officials of the Auditor.
- There is no officer of the Company being at the same time officers of the Auditor.

Information of the Appraiser of the Company

The Company didn't recruit the Appraiser.

Information on Chief accountant of the Company:

Surname: Smekhov
Name: Sergey

Patronymic: Konstantinovich
Date of birth: 1965
Position: Chief accountant of the Company
Phone: (095) 777-2101
Fax: (095) 777-2101
Place of residence (place of work): Building 1, 13 Novoalexeevskaya St., Moscow 129626, Russia

Information of advisers of the Company

14.1. Financial adviser specialized in securities and rendering services of monitoring of disclosure of information by the Company (Client) in the securities market.

During additional issue process:
Full and abbreviated name of enterprise: "ABK Invest Company' Closed Joint Stock Company, "ABK IC" CJSC
Location: 1, Uritsky pavilion, Pushkin, Saint-Petersburg 196605, Russia
Phone: (812) 230-77-33
Fax: (812) 237-06-50
Web-site in Internet, which is used by financial advisor in order to disclose information of the Company in accordance with requirements of normative acts of FCSM: http://www.avk.ru
Broker license:
License No.: №178-03255-100000
Date of issue: 29.11.2000r.
Expires on: without time limits
Issued by: FCSM
Dealer license:
License No: №178-03343-010000
Date of issue: 29.11.2000r.
Expires on: no time limits
Issued by: FCSM

Services being rendered (having been rendered) by the Financial adviser:

1. Preparation of documents necessary for state registration of additional share issue, including:
   - Preparation of the text of decision of additional shares issue by the Client to be registered at an authorized register office;
   - Preparation of text of Offering circular (Prospectus) to be registered at an authorized register office;
   - Preparation of text of report of results of additional shares issue by the Client to be registered at an authorized register office;
2. Consulting the Client on matters as regards making by its authorized bodies decisions necessary to organize additional share issue in accordance with the Russian legislation (including normative legal acts of FCSM), disclosing by the Client information in connection with organization of additional shares issue, consideration of decision on additional share issue, Offering circular and a report of results of additional shares issue.
3. Consulting the Client on matters of composing a block of documents necessary for registration of a decision of additional share issue, Offering circular and report of results of additional share issue at an authorized register office.
4. Monitoring of information disclosure:
   - In the form of messages of substantial facts (events) concerning financial and economic activities of the Client,
   - In the form of messages being published at every stage of securities issue, including messages of substantial facts connected with issue of stocks/bonds of the Client (hereinafter referred to as "stocks/bonds");
   - In the form of quarter report by the Client;
   - Information of Client's successful execution or failure to execute obligations under bonds of the Client.

14.2. Adviser on organizing additional share issue (the Code of the issue 001-D) of the Company.

Full and abbreviated name of enterprise: "Moskovsky Delovoy Mir" Joint Stock Commercial Bank (open joint stock company), "MDM-Bank" JSC.
Location: 33/1, Kotelnicheskaya nab., Moscow 115172,
Phone: (095) 797-95-00
Fax: (095) 797-95-01

Web-site in Internet: www.mdmbank.ru

Broker license:

License No.: 177-02956-100000
Date of issue: 27.11.2000
Expires on: no time limits
Issued by: FCSM

Dealer license:

License No.: 177-03060-010000
Data of issue: 27.11.2000
Expires on: no time limits
Issued by: FCSM

License to manage securities:

License No.: 177-03134-001000
Date of issue: 27.11.2000
Expires on: no time limits
Issued by: FCSM

License for depositary activities:

License No.: 177-03942-000100
Date of issue: 15.12.2000
Expires on: no time limits
Issued by: FCSM

Services being rendered (having been rendered) by the Advisor:

1. To provide the Company with information of requirements by the legislation in force towards procedure of issue, placing and circulation of stocks (additional shares);
2. To promote the Company's search and election of a Financial adviser.

14.3. Legal advisor of the Company on additional share issue of the Company.

Full and abbreviated name of enterprise: Clifford Chance CIS Limited
Location:

Registered office: 10 Upper Bank St., London E14 5JJ, Great Britain
Representative office in Russia: 24/27, Sadovaya-Samotiochnaya St., Moscow 127051, Russia

Phone: (095) 258-5050
Fax: (095) 258-5051
Web page in Internet: www.cliffordchance.com
Services rendered (having been rendered) by the Legal advisor:

1. Legal accompanying on placing additional share issue, including legal expertise of the following documents presented by the Company and by the Financial adviser:
   The Decision of additional shares issue;
   The Offering circular (Prospectus);
   The report of results of additional shares issue;
   Corresponding protocols of the General meeting of shareholders, the Board of directors' meeting, at which shall be made a decision on placing additional shares, a decision on approval of Decision of additional shares issue, a decision on the dates of opening and closing of placing, a decision on price of placing additional shares, including the price offered to shareholders having the pre-emptive right to purchase shares, a decision on approval of the report of results of decision of additional shares issue, confirmation of results of execution by shareholders of pre-emptive right to purchase shares, and other corporate decisions the Company consider.

Subsidiaries and dependants of the Company

1. Full name of enterprise: "BETA AIR" Closed Joint Stock Company
Abbreviated name of enterprise: "BETA AIR" CJSC
Location: 16, Schmidt St., Taganrog, Rostov region, 347922, Russia
Share of the Company in the authorized capital of the legal entity: 66,15%.
Share of ordinary stocks of the enterprise held by the Company: 66,15 %.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Marketing, distribution and after-sales service of aeroplane-amphibian Be-200 and its modifications.

Significance to the Company: Marketing, distribution and after-sales service of aeroplane-amphibian Be-200 and its modifications, which is a prospective product of the Irkut Corporation.

2. Full name of enterprise: Close Joint Stock Company " Design Bureau "Russian avionics"
Abbreviated name of enterprise: "OKB "Russian avionics" CJSC
Location: Gromov LII, Zhukovsky, Moscow region 140160, Russia
Share of the Company in the authorized capital of the legal entity: 51%.
Share of ordinary stocks of the enterprise held by the Company: 51 %.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Elaboration, integration and modernization of air systems of control and navigation, systems of accurate directing of arms for combat aircraft machinery.
Significance to the Company: Elaboration, integration and modernization of air systems of control and navigation, systems of accurate directing of arms for the Irkut Corporation to support aeroplanes Su, pilot less flying machines, aeroplanes L-39; delivery of spare parts for modernization of Su series aeroplanes.

3. Full name of enterprise: "Itela" Closed Joint Stock Company
Abbreviated name of enterprise: "Itela" CJSC
Location: 5, Pobedy boulevard, Rybinsk, Yaroslavl region 152920, Russia
Share of the Company in the authorized capital of the legal entity: 51%.
Share of ordinary stocks of the enterprise held by the Company: 51 %.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Scientific research and designers' work in the sphere of aircraft instrument-making, in the sphere of distributing nets of data transmission, in the sphere of application of modern technologies in constructing and making high quality components.
Significance to the Company: Elaboration and production of sensors and systems of control and production of aircraft machinery.

4. Full name of enterprise: "Techservisavia" Closed Joint Stock Company
Abbreviated name of enterprise: "Techservisavia» CJSC
Location: Building 1, 6 1st Tverskaya-Yamskaya St., Moscow 125047, Russia
Share of the Company in the authorized capital of the legal entity: 51%.
Share of ordinary stocks of the enterprise held by the Company: 51 %.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Design of aeroplanes
Significance to the Company: Elaboration and delivery of special industrial equipment for Su aeroplanes.

5. Full name of enterprise: "Hydroaviasalon" Closed Joint Stock Company
Abbreviated name of enterprise: "Hydroaviasalon" CJSC
Location: 3, Solnechnaya St., Gelendzhik 353470, Krasnoyarsk region, Russia
Share of the Company in the authorized capital of the legal entity: 30%.
Share of ordinary stocks of the enterprise held by the Company: 30 %.
Basis of a status of subsidiary towards the Company: The Company holds more than 20 per cent of the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Organizing and conducting aircraft exhibition in Gelendzhik town.
Significance to the Company: Organizing and conducting in Gelendzhik demonstration flights of aeroplane-amphibian Be-200 during exhibitions.

6. Full name of enterprise: "ATS-32" Closed Joint Stock Company
Abbreviated name of enterprise: "ATS-32" CJSC
Location: 98, Mira St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 27%.
Share of ordinary stocks of the enterprise held by the Company: 27 %.
Basis of a status of subsidiary towards the Company: The Company holds more than 20 per cent of the authorized capital of the enterprise

Share of participation in the authorized capital of the Company: 0%
Main type of activities: Rendering communication services.
Significance to the Company: Providing employees of the Irkut Corporation with communication services.

7. Full name of enterprise: "Taganrog aviation scientific and technical complex in the name of Beriev" Open Joint Stock Company.
Abbreviated name of enterprise: "TANTK of Beriev" JSC
Location: 1, pl. Aviatorov, Taganrog, 347923, Rostov region, Russia
Share of the Company in the authorized capital of the legal entity: 39,57%.
Share of ordinary stocks of the enterprise held by the Company: 39,57 %.
Basis of a status of subsidiary towards the Company: The Company holds more than 20 per cent of the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Scientific research and experimental designers' work, testing, experimental production, inculcation in serial production, updating and modifying available samples of aircraft machinery, including amphibian: Be-12, Be -32, Be -103, Be -200; scientific and technical support of operation, author's monitoring.
Significance to the Company: Experimental and designer's work, scientific and technical support of operation of aircraft machinery – amphibian aeroplane Be-200.

8. Full name of enterprise: "IRKUT AviaSTEP" Closed Joint Stock Company
Abbreviated name of enterprise: "IRKUT AviaSTEP" CJSC
Location: Building 2, 30/7, B.Molchanovka St., Moscow 121069, Russia
Share of the Company in the authorized capital of the legal entity: 100%.
Share of ordinary stocks of the enterprise held by the Company: 100 %.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Scientific research and experimental designers' work and realization, support of operation after-sales service for aircraft and aero cosmic machinery.
Significance to the Company: Scientific research and designers' work on tactic transport aeroplane IRTS (MTA) under Company's order.

9. Full name of enterprise: "Scientific, Research and Design Institute of Measurement Instrumentation for Mechanical Engineering" Open Joint Stock Company
Abbreviated name of enterprise: "NII izmerenia" JSC
Location: Building 1, 13 Novoalexeevskaya St., Moscow 129626, Russia
Share of the Company in the authorized capital of the legal entity: 97,96%.
Share of ordinary stocks of the enterprise held by the Company: 97,96%.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Scientific research work, elaboration of means of control over technology processes in mechanical engineering and other fields of production.
Significance to the Company: Scientific research, which is used by Company in order to support its main activities. Has no substantial influence on results of financial and economic activities of the Company.

10. Full name of enterprise: "Design Bureau in the name of A.S.Yakovlev" Open Joint Stock Company
Abbreviated name of enterprise: "OKB of. A.S.Yakovlev" JSC
Location: 68, Leningradsky prospect, Moscow 125315, Russia
Share of the Company in the authorized capital of the legal entity: 75,46%
Share of ordinary stocks of the enterprise held by the Company: 85,82%.
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: Elaboration of samples of aircraft machinery for civil, military and special purposes, scientific research, designers' and technical, and production and economic work.
Significance to the Company: Carrying out scientific technical and designers' production and economic works in the sphere of aircraft machinery of civil and military purposes.

11. Full name of enterprise: "Printing plant "IRKUT" Limited Liability Company
Abbreviated name of enterprise: "Printing plant "IRKUT" LLC

Location: 3, Novatorov St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: printing activity
Significance to the Company: printing services

12. Full name of enterprise: "IRKUT - TEKS" Limited Liability Company
Abbreviated name of enterprise: "IRKUT - TEKS" LLC
Location: 3, Novatorov, Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 25%
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: tourism, rest and housing goods and equipment production; working clothes production
Significance to the Company: providing with production and technical production

13. Full name of enterprise: "Network company "IRKUT" Limited Liability Company
Abbreviated name of enterprise: "Network company "IRKUT" LLC
Location: 28, Aviastroiteley St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: plumbing and heating installations
Significance to the Company: plumbing and heating installations of buildings, located on the "Irkutsk aircraft plant" area

14. Full name of enterprise: "IRKUT-TNP" Limited Liability Company
Abbreviated name of enterprise: "IRKUT-TNP" LLC
Location: 11, Novatorov St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: wholesale trade of nonfoods
Significance to the Company: consumer goods trade on the "Irkutsk aircraft plant" area

15. Full name of enterprise: "IRKUT - REMSTROY" Limited Liability Company
Abbreviated name of enterprise: "IRKUT - REMSTROY" LLC
Location: 3, Novatorov St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: construction works
Significance to the Company: construction works on the "Irkutsk aircraft plant" area

16. Full name of enterprise: sports and health - improving centre "IRKUT - ZENIT" Limited Liability Company
Abbreviated name of enterprise: SHIC "IRKUT - ZENIT" LLC
Location: 4 "A", Aviastroiteley St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: organizing of sport, health – improving and culture events
Significance to the Company: healthy life-style and sport popularization, sports events organizing

17. Full name of enterprise: Sanatorium-preventorium "IRKUT" Limited Liability Company
Abbreviated name of enterprise: Sanatorium "IRKUT"LLC
Location: 6, Ukrainskaya St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: medical activity including before-doctor, ambulatory, sanatorium-preventorium and in-patient treatment and care
Significance to the Company: medical services

18. Full name of enterprise: "IRKUT - Avtotrance" Limited Liability Company
Abbreviated name of enterprise: "IRKUT - Avtotrance" LLC
Location: 3, Novatorov St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: passenger land transport services
Significance to the Company: passenger land transport services

19. Full name of enterprise: "IRKUT – Stanko Service" Limited Liability Company
Abbreviated name of enterprise: "IRKUT – Stanko Service" LLC
Location: 3, Novatorov St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: metal-working machinery and woodworking equipment repairing; special optional equipment producing; spare parts producing; research and development services
Significance to the Company: preventive measures and repair services

20. Full name of enterprise: "Energocentre "IRKUT" Limited Liability Company
Abbreviated name of enterprise: "Energocentre "IRKUT" LLC
Location: 3, Novatorov St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: production and selling of gas: oxygen, nitrogen, acetylene, technological cold
Significance to the Company: service of the process of production, service and repair of the inner electricity supply network of the IAZ

21. Full name of enterprise: "Irkut Siaplane C.A.C." Joint-stock Company (reductive type)
Abbreviated name of enterprise: "Irkut Siaplane C.A.C."
Location: 6, Rue de Tul, 31000, Toulous, France, RCS 449 072 685
Share of the Company in the authorized capital of the legal entity: 100%
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Main type of activities: certification of Be-200 in Europe; marketing and advancement of Be-200 in Europe and USA
Significance to the Company: development of foreign sales; getting the experience of international relations, using high qualified experts in developing market of Issuer production

22. Full name of enterprise: Limited liability company Hotel "Orion"
Abbreviated name of enterprise: LLC H "Orion"
Location: Russia, 664020, Irkutsk, ul. Makarenko, d. 6
Share of the Company in the authorized capital of the legal entity: 100%
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise

Share of participation in the authorized capital of the Company: 0%
Main type of activities: Hotel management
Significance to the Company: Hotel for visitors from Moscow (employees of Irkut Corporation)

Branches and representative offices of the Company

The Company has a branch at address: 3, Novatorov, Irkutsk 664020, Russia
Name of branch:
- full in Russian: "Irkutsk aircraft plant", branch of the Irkut Corporation in Irkutsk;
- abbreviation:
  - in Russian: IAZ;
  - in English: Branch of the Irkut Corporation - IAZ

The Company has a representative office located at address: 16, Schmidt St., Taganrog 347922, Russia

II.Detailed information about the Company

1. Information on creation and development of the Company

Irkut Corporation has been created for an undetermined period of time. The Company has existed for more than 70 years.

Irkut Corporation is the leader among Russian enterprises specializing in production of civil and military aeromechanics.

Irkutsk aircraft plant was created in accordance with Order No. 181 of USSR Main Administration of industry of People's commissariat on heavy engineering signed on March 28, 1932. The new plant was to supply aircrafts for Red Army divisions in the Far East. The plant was built in extremely short time; the commissioning took place on August 24, 1934.

The first aircraft produced at Irkutsk plant was I-14, which was levitated in 1935. In 1936 serial output of fast-speed bomber aircraft SB began.

Since 1936 Irkutsk plant performed serial production of airplanes of almost all Soviet development design offices (DDO) - I-14, SB, Pe-2, Pe-3, Il-4, Er-2, Tu-2, Tu-14, Il-28, An-12, Yak-28, An-24T, MiG-23UB, MiG-27, Su-27UB and Su-30.

In autumn of 1937 first airplanes SB were supplied to China. Since then airplanes produced in Irkutsk have been exported to more than 20 countries of the world.

During the Second World War Irkutsk plant in a very short time began serial production of dive-bombers Pe-2, long-distance pursuit planes Pe-3, heavy bombardment aircrafts Il-4 and Er-2, the first pilot item of long-distance bombardment aircraft Il-6 was produced.

After the war the plant began manufacturing of a series of jet-driven torpedo bombers Tu-14. From 1953 till 1956 the plant produced jet-driven front-line bombers Il-28. In 1957 serial production of heavy military transport planes An-12 began.

Since 1960 the enterprise produced supersonic aircrafts Yak-28 and its basic modifications for 11 years. From 1970 till 1978 the plant manufactured the first in the world serial supersonic two-seater training airplane with variable foil geometry MiG-23UB. Bomber aircrafts MiG-27-K and fighter bombers MiG-27M were made at Irkutsk plant.

In 1986 the production of pursuit plane of the fourth generation Su-27UB began. This model was the basis for development of airborne interceptor Su-30 and multi-mission fighter Su-30MKI.

In late 1980's implementation of CAD took place at the plant; it allowed to make the production technology level much higher. Nowadays modern systems for design of technical processes of semifinishing and stamping shop, mechanical assembly production, thermal and assembly productions have been implemented at the plant.

The new stage in the history of the Company started on October 13, 1992 when the enterprise was reorganized into an open joint-stock company and registered as JSC "Irkutsk aircraft production association".

Alteration of the pattern of ownership attracted private investments necessary for development of the own scientific and technical base, reconstruction and equipment of the primary production. Simultaneously the Company solved the task of diversification of the product line. In 1992 works dealing with amphibious aircraft Be-200 project began.

High qualification of personnel, modern scientific and production base ensure high quality of the Company products. In 1997 JSC "Irkutsk aircraft production association" became the first Russian enterprise of aircraft industry, which received the certificate of conformity of the quality system to international standards ISO 9002.

December 19, 2002 the shareholders' general meeting made resolution on renaming JSC "Irkutsk aircraft production association" into Irkut Corporation

At present Corporation "Irkut" is one of the main manufacturers of pursuit planes of Su family and provides 10% of RF arms exports.

The Corporation supplies to the world market two-seater training and battle pursuit plane Su-27UBK, two-seater multi-mission pursuit plane Su-30MKI, and multi-mission military plane Su-30KN.

Realizing the strategy of diversified growth the Company develops its own projects in the field of civil aircraft construction. The main civil projects are: multi-mission jet-driven amphibious aircraft Be-200, lightweight flight vehicle Gyroplane-002, multi-mission civil transport plane IRTS (MTA).

Nowadays the Company is a vertically integrated holding providing design, manufacturing, sales and after-sale service of civil and military aeronautical engineering. The Company includes JSC "OKB of A.S. Yakovlev", CJSC "BETA AIR", JSC "TANTK of Beriev", CJSC "OKB "Russian avionics", CJSC "Itela", CJSC "IRKUT AviaSTEP", CJSC "Tekhservisavia" and "Hydroaviasalon" Ltd.

The main purpose of the Company activities is satisfying market demand in aeronautical engineering, satisfaction of social needs for goods and services. The Company Mission is preservation and development of Russian civil and military aircraft industry.

2. Risk Factors

2.1. Risks relating to the Company

Risks associated with the Company's activity

The Company's principal activity is the production of military aircraft. Consequently, the Company's financial position is dependent on the global demand for weapons and military equipment. This demand is affected by factors such as the international political situation, the balance of power between the purchasers of military aircraft and individual countries' budgets for national expenditure.

Deterioration of political relations between Russia and the countries to which the Company exports its products may, in some circumstances such as the imposition of sanctions, prevent the Company from receiving outstanding payments under its existing sales contracts or entering into new sales contracts which may result in the Company's results of operations and business prospects being adversely affected.

Risks associated with restrictions on access to information about the Company

The operations of the Company and its subsidiaries and affiliates related to the construction and sale of military aircraft are subject to the Federal Law of 21 July 1993 No. 5485-1 "On State Secrets", as amended (the "Law on State Secrets"). Access to certain information about the Company, its subsidiaries and affiliates may only be granted to organisations and individuals that hold security licences and the appropriate form of clearance.

Dependence on major suppliers

Although the Company has more than 2,000 suppliers of raw materials and components, the Company is dependent on a small number of suppliers for components that are crucial for production of its aircraft, such as OAO Verkhnesaldinskoye Iron & Steel Production Association ("VSMPO") for rolled titanium, OAO "Ufa Engine Industrial Association" ("UMPO") and State Research and Production Centre Moscow Machine Production Plant "Salut" ("Salut") for engines and Zvezda for ejection seats. In the event one or more of the Company's suppliers fails to fulfill its or their obligations for any reason, the Company may find it difficult to meet its own deadlines for production and delivery of aircraft. If the Company is unable to find an alternative supplier, or any supplier is either unable to manufacture additional products in time or at all, this may have a material adverse effect on the Company's business.

Technological risks

As an industry, which requires the use of, advanced technology to remain competitive, aircraft manufacturers have to make investments in research and development and modernize and upgrade production facilities frequently. The reduction in Russian state budget expenditure and the economic problems in Russia during the 1990s had a negative impact on the level of the Russian Government's investments in the Russian aviation industry in general and in the Company in particular. Following its privatisation in 1992, the Company began to attract additional financing from third parties in the private sector. Failure by the Company either to generate sufficient cash flows from operations to finance research and development activity on a regular basis or to attract external funding may adversely effect its competitiveness and, as a result, business in general.

Export controls and other regulations

The export market is a significant market for the Company. However, many of the products the Company designs and manufacturers for military use are considered to be of national strategic interest. Consequently, the export of such products outside of the Russian market is restricted and subject to licensing and export controls. There can be no assurance that the export controls to which the Company is subject will not become more restrictive, that new generations of the Company's products will not also be subject to similar or more stringent controls or that geopolitical factors will not make it impossible to obtain export licences for one or more clients. Reduced access to military export markets may have a material adverse effect on the Company's financial position and results of operations.

The Company is also subject to a variety of other governmental regulations which may adversely affect its business and financial condition, including among others, regulations relating to the protection of the environment, the

use of its products, labour practices and dealings with foreign officials. In addition, the Company's ability to market new products and enter new markets may be dependent on obtaining government certifications and approvals in a timely manner.

Risks associated with the role of Rosoboronexport in contracting

Exports of the Company's military equipment are conducted through Rosoboronexport, which contracts for exports of military equipment on behalf of Russian companies that do not have a license for export of such equipment. Consequently, Rosoboronexport is the payment counterpart to which the Company is exposed rather than the ultimate purchaser of the Company's aircraft. Due to its position as the exporter of the majority of Russia's military equipment, Rosoboronexport has control over conclusion of contracts for export of military equipment.

Risks associated with state regulation and the possibility of increasing state control of industry

The principal activity of the Company is the production of military and dual-use aircraft, a large proportion of which are exported. There are a number of Russian federal laws and regulations that regulate business activity in this field. These regulations provide Russian government bodies with extensive authority to control and regulate the activity of companies that export military equipment. Any increase of state control or intervention into the business activities of companies engaged in the export of military equipment may have an adverse effect on the Company's business or results of operation.

There can be no assurance that the export controls to which the Company is subject will not become more restrictive, new generations of the Company's products will not also be subject to similar or more stringent controls or political factors will not make it more difficult or impossible to export aircraft for one or more customers. Reduced access to military export markets may have an adverse effect on the Company's business or results of operation.

Availability of Russian state funding

Whilst the Company and its principal competitors in Russia may benefit from Russian state funding of product development, since the early 1990s the amount of Russian state spending has declined. No assurances can be given that such funding will continue to be made available. Currently, the Company does not receive any Russian state funding except for financing for the maintenance of mobilisation and certain social assets. A decrease in the level of Russian state funding which the Company may receive for product development may have a material adverse effect on the Company's business and results of operations.

Product liability and warranty claims

The Group designs, develops and produces a number of high profile products of large individual value. The Company is subject to the risk of product liability and warranty claims in the event that any of its products fail to perform as designed. Currently the Company does not have any product liability insurance. No assurances can be given that claims will not arise in the future or that any potential insurance cover, which the Company may have, will be adequate.

Environment risks

The production of aircraft has an inevitable impact on the environment and the Company is engaged in various operations aimed at reducing such impact. Any significant environmental damage at the Company's production facilities may have a material adverse effect on the Company's business and results of operations.

Production capacity constraints

The Company has held preliminary discussions with other Russian aircraft manufacturers with a view to entering into production sharing arrangements pursuant to which the preliminary stages of the production process would be performed at the production facilities of such other producers whilst some of the final assembly process currently performed at those production facilities would be transferred to the Company's Irkutsk plant. In addition, the Company has held preliminary discussions regarding the possibility of acquiring or leasing capacity from Russian state-owned aircraft production plants for the production of the Company's orders.

If the level of the Company's order book were to increase significantly the Company is not successful in entering into production sharing agreements or in acquiring or leasing additional capacity, the Company may not have sufficient capacity at the Irkutsk plant to process all of its orders in a timely manner. If this happens, the Company's business and results of operations may be materially adversely affected.

Foreign exchange rates fluctuations

A substantial part of the Company's revenues are denominated in US dollars while the Company's costs are denominated in roubles. Although approximately 60% of these costs are tied to the US dollar, changes in rouble inflation and exchange rates may significantly affect the results of the Company's performance.

Ownership risks due to privatisation legislation

The Company and a number of its subsidiaries and affiliates are Russian privatized companies. To the extent that Russian privatization laws have been vague, inconsistent or in conflict with other laws, including conflicts between

federal and regional privatization laws, many Russian privatizations are arguably deficient and therefore vulnerable to challenge. For example, a series of Presidential decrees issued in 1991 and 1992 granted to the Moscow City Government the right to adopt its own privatization procedures were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the Presidential decrees addressed issues that were the subject of federal law. In addition, the Russian Government recently cancelled the results of a 1993 tender in respect of the "Sakhalin-3" project. The right to develop the project's major oil field was originally held by Exxon Mobil and Chevron Texaco based on the results of the tender in 1993. There have also been suggestions in the press that the Russian Government may examine the legality of the privatization of certain large oil and gas companies. In the event that the Company or any of its subsidiaries or affiliates which is a privatized company is subject to a claim that it has been improperly privatized and is unable to defeat such claim, the shareholders of the Company may lose their rights to the Shares and the Company and its subsidiaries or affiliates may lose their respective rights to their assets and their respective privatized subsidiaries or affiliates, which could materially affect the Company's production capacity, market share and results of operations.

Any non-Russian judgments or arbitral awards that investors may obtain against the Company may not be enforceable in Russia and investors may have limited recourse against the Company and its directors or officers

All of the directors and the executive officers of the Company reside in Russia. Substantially all of the Company's assets and the assets of such persons are located in Russia. As a result, investors may not be able to effect service of process on, or obtain or enforce a court judgment or arbitral award against, the Company, its subsidiaries and affiliates or their officers and directors in jurisdictions outside of Russia. In addition, there is no treaty between Russia and the United Kingdom on mutual recognition and enforcement of court judgments, including actions based on civil liability provisions of English financial services law. Investors may not be able to obtain or enforce foreign court judgments or arbitral awards against the Company, its subsidiaries and affiliates or their respective officers and directors on any basis. These limitations may deprive investors of effective legal recourse for claims related to their investment in the Shares.

Limitations on foreign companies investing in the Russian military industry companies

Federal Law No. 10-FZ "On State Regulation of the Aviation Industry" dated 8 January 1998 provides that foreign participation in the share capital of Russian aviation companies must be less than 25% and that members of the management bodies of such companies must be Russian nationals. These restrictions are drafted as relating to the participation level upon incorporation of a company and it remains unclear whether they apply to companies, such as the Company, which were incorporated before the law's effectiveness. However, Federal Law No. 128-FZ "On Licensing of Certain Activities" dated 8 August 2001 and the Decree No. 346 dated 27 May 2002 extend these restrictions to all Russian aviation companies by making compliance with these limitations a requirement for the issuance and use of licenses for designing, manufacturing, servicing and testing of aircraft. The limitation on foreign companies investing in Russian military companies may have a negative impact on the Company's ability to access international capital markets and, in turn, negatively impact the Company's results of operations. Moreover, it is unclear whether these requirements also apply if the 25% limitation on foreign ownership is exceeded by virtue of secondary sales by Russian shareholders to foreign persons. A substantial amount of the Company's shares are held through nominee holders, which makes it difficult to monitor the level of foreign participation. Should foreign participation increase above the prescribed maximum level, which may happen outside of the Company's control, there is a risk that this may result in some or all of the Company's licenses being suspended or invalidated. Should this happen, the Company may be unable to engage in some or all of its core activities and the Company's business and results of operations may be materially adversely affected.

2.2. Risks associated with the Russian Federation

Political and social risks

Currently the Russian Federation is undergoing a substantial political and economic transformation. The changes began with the collapse of the USSR and continue now. They are seen in the reform of government agencies and transition from a centrally controlled command economy under communist regime to a pluralist market-orientated democracy. These changes aim at creation of liberal social-democratic government, free goods and capital markets, fair competition and optimal conditions for entrepreneur activity. However, considering the current state of political and social spheres there remains a risk that the reforms may be discontinued, which will adversely affect the value of foreign investments in Russia, including the trading price of the Shares.

One of the political risk factors is the relatively unstable legal regime of the Russian Government that exercises control over executive power and has the right of issuing mandatory regulations. The value of investments in Russia could be reduced and the prospects of the Company could be harmed if governmental instability recurs or if reform policies are reversed.

The Russian Federation is a federal state, which consists of 89 political units. The delineation of authority among the constituent entities of the Russian Federation and federal government authorities is often uncertain and at times contested. Lack of consensus between the Russian Government and regional authorities often results in the

enactment of conflicting legislation at various levels, and may result in political instability. The lack of consensus may have negative economic effect on the Company and the trading price of the Shares.

In addition, ethnic, religious, historical and other differences have occasionally given rise to tensions and, in certain cases, military conflicts. Russian military forces have been engaged in operations in Chechnya in the recent past and continue to maintain a presence there. The political situation in Chechnya has severely disrupted normal economic activity within the republic and the economies of the neighbouring regions. The spread of terrorist activity, such as the hostage crisis at a Moscow theatre in 2002, explosions in Kislovodsk and Moscow in December 2003 and the explosion on a Moscow metro train in February 2004, or its intensification, could have significant political consequences. These include the imposition of a state of emergency in some part of or throughout the Russian Federation. These events could have a material adverse effect on the investment environment in the Russian Federation.

Social conditions in the Russian Federation are also unstable. The failure of some Russian companies to pay full salaries on a regular and timely basis, the failure of salaries and benefits to keep pace with the increasing cost of living and the discrepancy between levels of income and social stratification may lead to future labour and social unrest. This may have political, social and economic consequences, such as increase of support for renewal of centralized authority, increased nationalism with restrictions on foreign involvement in the Russian economy and increased violence, any of which could have a material adverse effect on the Company's business.

The political and economic changes in Russia since early 1990 have resulted in reduced policing of society and increased lawlessness. Reportedly, organized criminal activity has increased significantly since the dissolution of the Soviet Union, particularly in large metropolitan centers. Property crime in large cities has also increased substantially. In addition, the Russian and international press have reported high levels of corruption in Russia and other countries of the Commonwealth of Independent States (the "CIS"), including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials have engaged in selective investigations and prosecutions to further the interests of the government and individual officials. Additionally, published reports indicate that a significant number of Russian media outlets regularly publish biased articles in return for payment. The operations of the Company could be adversely affected by illegal activities of third parties, corruption or claims implicating the Company in illegal activities, which could in turn materially adversely affect the trading price of the Shares.

The Russian Government's recent investigation into the privatization of, and the tax schemes used by, OAO "NK "Yukos" has caused comments in the international press that recent economic reforms may be overturned. While the Russian Government has indicated that the case against Yukos is in respect of specific incidents of fraud and tax evasion, in the event that similar cases are brought against Russian companies, it could have a material adverse effect on the investment environment in the Russian Federation.

If the current or future authorities in Russia were to apply significant pressure on the Company and its major shareholders, it could have serious adverse effects on the operations and financial results of the Company. Such effects could include, but would not be limited to, the inability of the board of directors to act independently from external pressure and the distraction of management from the day-to-day operations of the Company.

Economic risks

Simultaneously with the enactment of political reforms, the Russian Government has been attempting to implement policies of economic reform and stabilization. These policies have involved liberalizing prices, reducing budget expenditures and subsidies, privatizing state-owned enterprises, reforming the tax and bankruptcy systems, and introducing legal structures designed to facilitate private, market-based activities, foreign trade and investment.

After an initial post reform period, the Russian economy was characterized by declining industrial production, significant inflation, a managed but unstable currency, rising unemployment and underemployment, high government debt relative to gross domestic product, high levels of corporate insolvency with little recourse to restructuring or liquidation in bankruptcy proceedings, a weak banking system providing limited liquidity to Russian enterprises, widespread tax evasion, high levels of corruption, the penetration of organized crime into the economy, and the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to downturns. The events and aftermath of 17 August 1998—the Russian Government's default on its short-term rouble-denominated treasury bills and other securities, the abandonment by the Central Bank of the rouble currency band and efforts to maintain the rouble/US dollar rate within the Central Bank's specified currency band and the temporary moratorium on certain hard-currency payments to foreign counterparties—led to a severe devaluation of the rouble, a sharp increase in the rate of inflation, a significant decrease in the credibility of the country's banking system with western financial institutions, significant defaults on hard currency obligations, a dramatic decline in the prices of Russian debt and equity securities, and an inability to raise funds on international capital markets. While the Russian economy has improved in a number of respects since 1998, there can be no assurance that these recent positive trends in the Russian economy will continue or will not be reversed.

Over the past four years, the Russian Federation has experienced economic growth and improved economic stability in certain sectors. However, a large volume of borrowings by Russian companies both on the domestic and foreign markets in the last few years may result in borrowers being unable to pay off their debts in the event of economic downfall. As the majority of assets of many Russian banks consist of debt obligations of Russian borrowers, a multitude of defaults may lead to the collapse of the banking system and a similar crisis to the one in 1998. Even

though the Government enacted successful measures for stabilizing the banking sector, there can be no assurance that these recent positive trends will continue or will not be reversed. Furthermore, there can be no assurance that economic growth will continue in the future. The Russian legal system, in particular with respect to bankruptcy proceedings, remains underdeveloped. Tax evasion, extensive impoverishment and the proliferation of organized crime continue to plague the Russian economy.

Although economic conditions in the Russian Federation have improved in the last three years, the prospect still exists of widespread bankruptcy, mass unemployment and the deterioration of certain sectors of the Russian economy. No assurance can be given that reform policies will continue to be implemented and, if implemented, will be successful, that the Russian Federation will remain receptive to foreign trade and investment, or that the Russian economy will improve.

Russia's physical infrastructure

The physical infrastructure of the Russian Federation largely dates back to Soviet times and has not been adequately funded and maintained over the past decades. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. Road conditions in the Russian Federation are poor, with many roads not meeting minimum quality requirements. The federal government is actively considering plans to reorganize the nation's rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations. This could directly or indirectly have a material adverse effect on the Company.

Dependence on high oil and gas prices

As the Russian Federation produces and exports large amounts of oil and gas, the Russian economy is particularly vulnerable to the price of such commodities on the world markets. While oil and gas prices have remained high over the last few years, there can be no assurance that this trend will continue. In particular, it is not possible to assess the impact that large scale production and export of oil from Iraq will have on oil prices. Any decline in the oil and gas prices may slow or disrupt the Russian economy, limit the Russian companies' access to capital and have a material adverse effect on the business, financial condition and prospects of the Company.

The risk of a systemic banking crisis and the Russian banking system's undercapitalisation could adversely affect the operational activity of the Company

The risk of a systemic banking crisis and the Russian banking system's undercapitalisation (particularly amongst medium to small Russian banks) could adversely affect the operational activity of the Company. Russian banking and other financial systems are still in a state of transition when compared with the banking and other financial systems of other developed countries and the Russian banking system is, on occasion, subject to inconsistent application of regulation and supervision. The Company's policy is to mitigate bank counterparty risk by working with a limited number of the larger Russian banks.

Taxation risks

Taxes payable by Russian companies are substantial and include value added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Historically, the system of tax collection has been relatively ineffective, resulting in the imposition of new taxes in an attempt to increase government revenues. However, the Russian Government has initiated reforms of the tax system that have resulted in some improvement in the tax climate.

Russian tax laws, regulations and court practices are subject to frequent change, varying interpretation and inconsistent and selective enforcement. In some instances, even though unconstitutional, Russian tax authorities have applied certain taxes retroactively. In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions. In addition, tax laws are unclear with respect to the deductibility of certain expenses. This uncertainty could possibly expose the Company to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden.

In addition, the provisions of the Russian Tax Code relating to transfer pricing became effective in the Russian Federation on 1 January 1999. These provisions allow the Russian tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of transactions between Russian and non-Russian entities (whether or not related) if the relevant transaction price differs from the market price by more than 20%. Special rules apply to securities transactions. To date, there has been little formal guidance as to how these rules will be applied as a matter of Russian law or court practice. If the tax authorities imposed on the Company significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse impact on the Company's financial condition.

The Russian Government may introduce additional revenue raising measures. Although it is unclear how these measures will operate, their introduction may affect the Company's overall tax efficiency and may result in significant additional taxes becoming payable. Although the Company will undertake to minimize such exposures with effective

tax planning, it cannot offer any assurance that additional tax exposure will not arise in the future. Additional tax exposure could cause its financial results to suffer.

Legal risks

Russia is still developing the legal framework required by a market economy.

The recent nature of much of Russia's legislation and the rapid evolution of the Russian legal system place the enforceability and the constitutionality of Russian laws in doubt and result in many ambiguities and inconsistencies. In addition, Russian laws often leave substantial gaps in the regulatory infrastructure. Among the risks of the current Russian legal system are the following:

- since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime as established by the 1993 Constitution, the 1995 Civil Code and other federal laws and by decrees, orders and regulations issued by the President, the Government and federal ministries, which are, in turn, complemented by regional and local rules and regulations. These legal norms often overlap or contradict one another;
- limited judicial and administrative guidance on interpreting Russian legislation;
- relative inexperience of judges in interpreting Russian legislation;
- high degree of discretion on the part of governmental authorities; and
- bankruptcy procedures that are not well developed and are subject to abuse.

Any of these factors could affect the Company's ability to enforce its contractual or statutory rights, or to defend itself against claims by third parties.

Shareholder liability under Russian legislation could cause the Company to become liable for the obligations of its subsidiaries

The Civil Code, the Joint Stock Companies Law and the Federal Law of 8 February 1998 No. 14-FZ on Limited Liability Companies, as amended, generally provide that shareholders in a Russian joint stock company or participants in a limited liability company are not liable for the obligations of the company or limited liability company and bear only the risk of loss of their investment. However, an exception to this rule applies one entity (the "effective parent") is capable of determining decisions of another entity (the "effective subsidiary").

Under certain circumstances and upon a court decision the effective parent may have joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions. In addition, an effective parent is secondarily liable for an effective subsidiary's debts if the effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of the effective parent. Accordingly, in the Company's position as the effective parent of the subsidiaries in which it owns, directly or indirectly, more than 50% of the charter capital or whose decisions the Company is capable of determining, the Company could be liable for their debts. This liability, which is secondary in the case of the subsidiary's insolvency or bankruptcy or joint and several with the liability of the subsidiary in the case of responsibility for transactions concluded by the subsidiary in carrying out mandatory directions of the Company, could materially adversely affect the Company.

3. The Company works in the following fields:

35.30.3 – Production of helicopters, aero planes and other flight vehicles

28.75.12 – Manufacturing of cooking, kitchen and household utensils, except cutlery, and their parts of iron, copper and aluminum

28.61 – Manufacturing of blade tools and cutlery

28.11 – Manufacturing of constructional metalwork

28.62 – Tool production

51.70 – Other wholesale trade

52.63 – Other retail trade outside shops

63.12 – Storage and warehousing

29.12.1 – Manufacturing of hydraulic and pneumatic power units and engines

22.22 – Polygraphist activity not included in other groups

74.40 – Advertising activity

4. Core economic activities of the Company

The core economic activity of the Company is production of aeronautical engineering.

The prevailing and priority economic activity of the Company is production of military aeronautical engineering.

Share	2000	2001	2002	2003	2004
Share of the Company revenue from the core economic activity	100%	100%	100%	100.0%	100,0%
Share of the revenue from	95.97%	93.1%	94.36%	94.4%	92,3%

production of military aeronautical engineering in total revenue of the Company					

Irkut Corporation performs deliveries of military aeronautical engineering to India. Revenues from these deliveries constitute more than 50 % of total revenue of the Company.

5. Products and services

The Company's revenues are generated from the following primary activities:

• the design, development, production, servicing and maintenance and modernization of military aircraft; and

• the design, development and production of civil and dual-use aircraft and related components.

Military products and services

The Company is one of Russia's leading arms exporters and accounted for more than 10% of the total value of Russia's arms exports.

The Company's main activities in the military sector include:

• the production of Su-30MKI multirole fighters;

• the production and upgrade of Su-30KN and Su-27UBK training and combat fighters;

• the development, production and integration of control systems to enable the modernisation of various military fighters and helicopters.

Su-30MKI

The Su-30MKI fighter aircraft is a "fourth plus" generation two-seat multirole supersonic fighter and the first aircraft put into serial production that is equipped with a thrust vectoring control system in combination with digital fly-by-wire technology which make the plane highly manoeuverable. Aided by advanced avionics and components, the aircraft is able to perform a wide variety of missions in all weather conditions and in a severe jamming environment, both during the day and at night. Dual flight control systems also enable the Su-30MKI to be used for flight and combat training. The plane's operational capabilities are enhanced by modern phased array radar. The Su-30MKI is designed for operating at a wide range of altitudes and speeds, varying from counter-air tasks, such as air superiority, air defence, air patrol and escort, to counter-land and counter-sea tasks, such as the suppression of hostile air defence, air interdiction and close air support. The maximum combat load of the Su-30MKI is eight tons and its weapons suite comprises various air-to-air and air-to-surface weaponry. The flight range of the Su-30MKI without refueling is 3,000 kilometres.

Su-27UB and Su-27UBK

The Su-27UB two-seat combat trainer is a substantially modified and updated version of the original Su-27 which was designed in the mid-1980s by Sukhoi Design Bureau. In addition to its training capability, the Su-27UB can perform a wide variety of combat missions. The aircraft uses a fly-by-wire control system, incorporates advanced avionics and has two turbojet engines capable of operating at a wide range of altitudes and speeds.

The Su-27UB designation is for the Russian version of the fighter and the Su-27UBK designation is for the export version which incorporates modified avionics. Su-27UBK produced by the Company have been exported to China, Vietnam, Ethiopia, Belarus, Ukraine, Uzbekistan and Kazakhstan. The Company does not currently have any orders for Su-27UB or Su-27UBK in its order book.

Instrument design and production

Upgrade of military aircraft The Company designs, produces and installs control systems capable of use in a variety of land-based, airborne and marine platforms to upgrade older models reaching the end of their product life. In conjunction with its subsidiary, Russian Avionics Design Bureau, the Company has developed a standardised equipment set for weapons control systems, designated as the SUV-30K, using a variety of sensors and computing devices. The SUV-30K set is certified for use with the upgraded Su-30KN multirole fighter and can be used to upgrade all members of the Su-27UB and Su-30 aircraft families and, in a modified configuration, to upgrade MiG-29, L-39 and Yak-130 aircraft. The Company is continuing to develop a standardised equipment package with the aim of creating a new product 59 designated as the SUV-30FK, which will offer extended functions, a glass cockpit and phased array radar.

In addition, the Company has developed a modernisation programme for the Su-27UB and Su-30K aircraft which upgrades their air-to-surface and air-to-air capabilities. Through the use of updated on-board equipment, the upgraded aircraft are capable of employing high-precision missiles, as well as guided aerial bombs, against ground and sea targets round-the-clock and in all weather conditions.

The improvements to the planes include the extension of the detection range of ground and sea surface targets by up to 400 kilometres, enhanced terrain mapping capability enabling improved performance at low

altitudes and enhanced transmissions of aircraft movement data and detected target coordinates to, and communications with, ground, sea or air command centres.

The modernised aircraft are designated as the Su-27UBM and the Su-30KN, respectively. The modernisation programme allows airforces equipped with the Su-27UB and the Su-30K aircraft to increase significantly their combat potential without acquiring new aircraft. The operation of the upgraded aircraft does not require additional training of pilots or maintenance personnel, and new equipment does not require any additional maintenance.

Upgrade of helicopters

The Company has adapted the SUV-30K set to create the KNEI-8 set, which has been certified for use in the modernisation of Mil Mi-8/17 helicopters and the Company is awaiting certification for a further modification of the KNEI-8 set for modernising Mil Mi-24/35 helicopters. In addition, on 16 January 2004 the Company signed a co-operation agreement with Mil for the design of further upgrades and the joint marketing of upgrades to operators of Mil helicopters.

Civil and dual-use products and services

The Company's main activities in the civil and dual-use aviation sector include:

• the development, production and after-sales support of the Be-200 amphibian;

• the development, in conjunction with Ilyushin Aviation Corporation and Hindustan Aeronautics Limited, of a multi-role transport aircraft;

• the development and production of unmanned aerial vehicles or ''UAVs'';

• the development and production of the A-002 gyroplane;

• the production of components for Airbus; and • the development, in conjunction with Ilyushin Aviation Complex and Yakovlev Design Bureau, of a short to medium range passenger jet.

Be-200

Based on the design of the A-40 ''Albatross'', the Be-200 is a multi-purpose amphibious plane, with a pressurised cargo cabin 17 metres long, 2.6 metres high and 9 metres wide. The engines are mounted on pylons above and behind the trailing edge of the wing, with spray deflectors placed on both sides of the hull, so as to keep them away from the water spray on takeoff and landings.

With a maximum cruising speed of 700 kilometres per hour and a maximum range of 3,300 kilometres, the Be-200's flight performance is comparable to that of similar land-based aircraft. However, unlike conventional planes, the Be-200 operates equally well from land and water. The Be-200 can be operated from paved runways in excess of 1,800 metres in length, as well as from any water surface longer than 2,300 metres, including reservoirs, lakes, rivers and seas with a minimum depth of 2.5 metres and maximum wave height of 1.2 metres. The Be-200 holds 24 world records registered by the Federation Aeronautique Internationale. 60

The maiden flight of the Be-200 took place in September 1998. The Be-200 was granted certification for fire-fighting in August 2001 and it achieved certification to operate as a transport plane, for search and rescue missions and for other uses in December 2003.

The Be-200 is available in six configurations designed for fire-fighting, search and rescue and transport missions. In its basic configuration, the Be-200 is designed for fire-fighting with eight water tanks with separate doors located in the floor under the pressurised cargo cabin. The Be-200 can carry a payload of up to 12 tons of water which can be pumped into the tanks at an airfield within four minutes. Alternatively the Be-200 can scoop up to 12 tons of water within 14 seconds while gliding on the water's surface at a speed of between 150 kilometres per hour and 190 kilometres per hour. In addition, up to 1.2 tons of fire-retarding chemicals may be loaded into six auxiliary tanks to be added to the water to enhance the Be-200's fire-fighting capability. The water and chemicals can be dropped in a single salvo or in sequences, enhancing operational flexibility. Taking off from an airfield 100 kilometres from a fire and scooping up water from a body of water 10 kilometres from the fire, the Be-200 is capable of delivering up to 270 tons of water at a fire site without refuelling.

Multi-role Transport Aircraft (''MTA'')

The Company, in conjunction with Ilyushin Aviation Complex and Hindustan Aeronautics Limited, is developing a joint Indo-Russian multi-role transport aircraft.

The design specifications for the MTA provide for a wide variety of applications including transportation of up to 20 tons of cargo, rescue and medical evacuation missions. The specifications also require it to have an operational range of 2,500 kilometres at a cruising speed of 870 kilometres per hour and to be capable of operating from unpaved runways. The design incorporates a rear ramp which provides additional parachute capability and reduces the time for loading and unloading cargos. It is intended that aircraft for the export market will be powered by engines supplied by international suppliers, and the consortium has held preliminary discussions with Israeli Aircraft Industries regarding avionics for the export version of the MTA, whilst aircraft for the domestic Russian market will be supplied by Russian engine and avionics suppliers.

The first stage of the project was completed in 2002 with Russian and Indian representatives determining the technical requirements of the Indian and Russian Air Force. Sketch designs were commenced in 2003 and will

be followed by prototype production for static and resource testing in 2006. The Company anticipates the first flight of the MTA will take place in 2008, followed by deployment in 2010. The budgeted development costs for the MTA are estimated at approximately US$350 million of which Hindustan Aeronautics Limited is to contribute 50% whilst the Company, together with Ilyushin Aviation Complex and the Russian Ministry of Defence, are to fund the remaining 50% of the costs.

Unmanned aerial vehicles or "UAVs"

In 2002, the Company initiated a programme to develop a multipurpose UAV system, complete with a ground control system and support equipment, capable of carrying cameras, sensors, communications equipment or other payloads for use in intelligence, reconnaissance or surveillance or target acquisition roles.

A-002 gyroplane

The A-002 gyroplane is a project developed by the Company's internal design bureau and is designed for patrolling, passenger and light cargo transportation, as well as search and rescue operations, ambulance and technical services and weather reconnaissance. The prototype received test certification in 1996 and production started in 2002.

6. Sales system

The Company is not entitled to export military production in its discretion. The export of military production is performed with the help of federal intermediate party Federal state unitary enterprise "Rosoboroneksport". The Company executes the supplies in the territory of Russia independently.

Name of the product	Sales scheme	2000	2001	2002	2003	2004
Aeronautical engineering	direct sales	-	-	-	9,76%	7,7%
	own sales network	-	-	-	-	-
	controlled sales network	-	-	-	-	-
	Federal state unitary enterprise "Rosoboroneksport"	100%	100%	100%	90,24%	92,3%

Product shipment is executed by large consignments as a rule in the 3rd or 4th quarter of the year. The products are delivered both completely assembled and equipped; in this case they are delivered by the customers in self-propelled mode, or in dismantled form by large-capacity aircrafts of An-124 "Ruslan" type. Several military aircrafts are dispatched simultaneously as such dispatch requires air navigation services, opening air corridors and other expensive measures, which are too expensive for a separate aircraft.

7. Marketing outlets for production (works, services) of the Company

The main marketing outlets for military aeronautical engineering are countries of South Eastern Asia.

The largest contracts for supply of military aeronautical engineering are:

1. Rosoboronexport/Defense Ministry of India (contract for supplies), Rosoboronexport/Hindustan Aeronautics Limited (license contract). The contract with Defense Ministry of India of November 30, 1996 is concluded for supply of multi-mission pursuit-planes Su-30MKI. The total price of the contract exceeds 900 million _US dollars. In 2002 the first supplies of the pursuit planes for Indian Air Forces were performed. In 2002 ground monitoring devices, ground servicing devices and a maintenance kit were sold under an additional agreement.
2. The contract with Hindustan Aeronautics Limited (HAL) for production of airplanes Su-30MKI under the license in India was signed on December 29, 2000. This contract is the largest in the history of military and technical cooperation of Russia and India. Its total price exceeds 3,000,000,000 dollars. The contract term is 17 years. In the course of this period it is planned to produce more than 100 pursuit planes Su-30MKI.

3. The contract with Defense Ministry of Malaysia for supply of pursuit planes Su-30MKM was signed on August 5, 2003.
4. The largest contract for supply of civil airplanes is the contract with RF Ministry of civil defense, emergency situations and liquidation of natural calamity consequences. The contract provides for supply of seven airplanes Be-200. Preparation for serial manufacturing of this model is completed and execution of the contract has already started. All seven airplanes are expected to be delivered by the end of 2005. Total price of the contract with the Ministry of Emergency Situations amounts to 150 million US dollars.

Long-term strategy of the Company includes taking measures aimed at development of manufacturing and sales of civil production and at diversification of the product line in the course of 10 years. The Company management plans to increase the share of civil projects in the Company backlog of business while at present the greater share of orders is for supply of military aircrafts and equipment. In particular a number of civil aircraft industry programmed are planned, including cooperative design of multifunctional transport aircrafts. As implementation of innovations and restructuring of production in this field requires significant investments, distraction of great amount of financial assets to realization of the above-mentioned programs may cause need for additional current assets.

Developments of Corporation dealing with manufacturing of new production:

IRTS (Indian-Russian transport aircraft), MTA

Corporation "Irkut" together with JSC "AK named after Ilyushin" and Indian corporation Hindustan Aeronautics Limited (HAL) continues its work at the programmed of tactical transport aircraft (IRTS).

In the nearest future IRTS may become one of the most promising transport aircrafts in the market. IRTS project is aimed at a wide range of applications, including transportation of cargo weighting up to 20 tons, sea patrolling, rescue, medical and evacuation operations to the distance of 2,500 km and at speed up to 870 km/h. The characteristic feature of IRTS is its possibility to use rough airstrips. Loading ramp in rear fuselage of IRTS will contribute to efficiency of landing operations and quickness of loading/discharging.

At present Indian and Russian specialists have completed the first stage of work. In the course of it they formed the technical image of IRTS in accordance with requirements of the key customers – Air Forces of India and Russia. Schematic design was begun in 2003, manufacturing of pilot items for flight, static and resource tests is planned for 2006 and the first flight for 2008. Putting into operation is planned for 2010

Creation of pilot less systems

In 2002 the Corporation started development of the project aimed at creation of a pilot less airborne complex. The advanced experience of foreign companies in this field was studied. It is supposed that the pilot less airborne complex produced by Corporation "Irkut" will be required by Russian state structures and foreign customers.

Regional passenger aircraft 111

The project of regional jet-driven aircraft 111 is developed by the Corporation itself and involves creation of an aircraft with advanced aerodynamic configuration, superwide fuselage and competitive aircraft performance characteristics.

At present the project is at the stage of schematic design

8. Information about suppliers of the Company

Suppliers of the Company who provide ten and more percent of all supplies of material assets:

Open joint-stock company "Ufa engine-building production association", the share in total volume of material asset supplies – 36%.

Open joint-stock company "Aerospace Equipment» Corporation", the share in total volume of material asset supplies – 14%.

Open joint-stock company "Ramenskoye Design Company ", the share in total volume of material asset supplies – 11%.

The share of the import of material assets as compared with the total volume of supplies is less than 1%.

Anticipations for availability of material asset sources are evaluated as favorable. Alternative material asset sources are insignificant as compared with the total volume and are not always acceptable for the Company.

The key material asset suppliers are long-term and reliable partners of the Company. Financial standing of material asset suppliers is stable and does not missive. There were no facts of breach of contract obligations by the suppliers. These factors together with contracts concluded between the Company and suppliers let the Company rely upon availability of these sources in future.

9. **Information about the policy and expenses of the Company in the sphere of scientific and technology development, licenses and patents, new developments and research**

The Company policy in the sphere of intellectual property and performance of scientific research work

As the Company executes its activities in the sphere of high technologies its business strategy involves considerable investments to research and technology and experimental development aimed at creation of new items of intellectual property (with further acquisition of patents). As for the existing patents and license agreements the Company is going to continue their application by means of producing the patented inventions, industrial samples and useful models itself as well as by means of cession of rights under the license agreements.

Use of intellectual property in manufacturing process

Manufacturing the products the Company uses intellectual property items patented by the Company or submitted to it under license agreements. The specific content and volume of rights under license agreements and patents to a considerable extent constitute data dealing with state secret. Besides, the Company uses in manufacturing process unique research works and technologic innovations, which are "know-how".

The Company policy in the field of new development performance

At present in accordance with the purposes and tasks of business-strategy the Company performs developments aimed at creation of new and support of competitive power of existing products. They are mainly executed within new civil projects. New developments are performed within the Company's design offices (JSC "OKB named after A.S. Yakovlev", JSC "TANTK named after G.M. Beriev", CJSC OKB "Russian avionics", CJSC "ITELA", CJSC "Irkut AviaSTEP").

Along with it the Company uses in its activities developments created and patented by other aircraft industry enterprises.

Importance of research and technology for the Company activities

Industrial activity of the Company to a considerable extent depends on creation of competitive inventions by the Company itself and on application of relevant inventions created by other companies. As engineering solutions used for manufacturing aeronautical engineering are subject matter of patent law making substantial investments in scientific research resulting in creation of intellectual property items is one of the priority activities of the Company.

The advantages of investments in the Company's own developments become more evident in connection with competition growth in the industry and an attempt to present new civil products in the world market of aeronautical engineering. It is almost impossible to create competitive samples without implementation of absolutely new engineering and design solutions.

In spite of the fact that the Company tries to create new products by itself the necessity of purchasing rights for use of intellectual property items created by other companies of the industry must not be completely excluded. It is especially true about production of military aeronautical engineering, as the main developments in this field are performed by different design offices, not included in the Corporation.

However taking into consideration the fact that different design offices specialize in production of different kinds and models of military aeronautical engineering it is impossible to completely exclude the necessity of purchasing patents and licenses for manufacturing of certain products.

Research and technology

The Company considers scientific research and experimental development (SRED) to be one of priorities for financing.

Information on expenses of the Company for SRED using the Company's own funds:

Expense	2000	2001	2002	2003	2004
Expenses for SRED, rub.	49,322,000	265,014,000	1,036,220,000	965,000,000	2,044,685,000

The list of patents kept in force for inventions of Irkut Corporation:

No.	Designation of invention	No. of application, priority date	Patent No.
1	Device for creation of an air-cushion support for a vehicle	4942994/11 (047411) June 5, 1991	2090400
2	Flexible seal of the vehicle on the air cushion	5064054/11 (033435) July 10, 1992	2053150
3	Conveying unit on an air cushion	97111319/02	2131345

	for automatic line	(011619) July 1, 1997	
4	Machine for welding of bellow valves	2001123757/02 (025317) August 27, 2001	2196670
5	Method of electrospark alloy addition	2001124844/02 (026530) September 10, 2001	2196665
6	Method of electric arc welding by means of absorbed nonconsumable electrode	2000111617/02 (012117) May 10, 2000	2182061
7	Gyroplane	2000500770*02 (012203) May 10, 2000	48810
8	Method of boronizing of helicoidal surface of component parts	2000122191/20 (023437) August 21, 2000	2191219
9	Rotary explosion engine	2001114834/06 (015581) May 30, 2001	2211930
10	Method of purification of spongy and filiform filtering elements	2002101417 (001090) January 11, 2002	2214300
11	Method of processing pipes' ends which is used in piping	2002103140/02 (002979) 04.02.2002	2222404
12	Method of fluid flow heating	2002114015/06 (014876) 29.05.2002	2225967
13	Ejector pump	2002121552/06 (022389) 15.08.2002	2232305
14	Bush of the main rotor	2002121976/28 (023088) 12.08.2002	2235662
15	Placing the production into prearranged position in space and arrangement for this process	2002124016/20 (025403) 09.09.2002	2226168
16	Method of controlling continuous surface made of dielectric material (electroconductive base)	2002127275/28 (028964) 11.10.2002	2237890
17	Arrangement for hollow production cleaning	2002128552/12 (030123) 23.10.2002	2248254
18	Arrangement for gas protection of the welding seam	2002134118/02 (036170) 18.12.2002	2232069
19	Infusible electrode for arc welding	2003104770/02 (004889) 17.02.2003	2232072
20	Method of woven cutting wire netting by low-amperage plasmic arc	2003120278/02 (021428) 02.07.2003	2245234
21	Method of aircraft's fuel system ablution	2004103213/12 (003380) 01.03.2004	2254939

List of applications for inventions of Irkut Corporation

No.	Designation of invention	Application No.	Priority date
1	Method of pipe end working for pipe connections and the punch used for this method	2002103140/02 (002979)	February 27, 2002
2	Method of heating the fluid stream	2002114015/06 (014876)	May 29, 2002
3	Jet pump	2002121552/06 (022389)	August 5, 2002
4	Main rotor hub	2002121976/28 (023088)	August 12, 2002
5	Method of placing the product in required attitude position and the device for its implementation	2002124016/20 (025403)	September 9, 2002
6	Method of checking integrity of coating made of dielectric materials on electrically conducting base	2002127275/28 (028964)	October 11, 2002
7	Device for washing hollow constructions	2002128552/12 (030123)	October 23, 2002
8	Device for gas shield of the weld seam	2002134118/02 (036170)	December 18, 2002
9	No consumable electrode for electric arc welding	2003104770/02 (004889)	February 17, 2003
10	Method of cutting wire gauze net by plasma arc of low current intensity	2003120278/02 (021428)	July 2, 2003

Production of aeronautical engineering requires special licenses and patents. Though at present the Company possesses licenses and patents necessary for manufacturing of products their termination or revocation can result in impossibility to produce certain samples of aeronautical engineering. Moreover, the Company's failure to receive new licenses and patents in future can result in impossibility to produce new samples of aeronautical engineering and consequently in loss of competitive advantages, which can have negative effect on its financial standing.

10. Information on the licenses of the Company

Number: 2100
Date of issue: January 17, 2003
Expiry date: January 17, 2008
Issued by: Russian aerospace agency (Rosaviakosmos)
Types of activity: Production of aeronautical engineering, including dual-capable aeronautical engineering
The Company anticipation concerning probability of license renewal: favorable

Number: 2102
Date of issue: January 17, 2003
Expiry date: January 17, 2008
Issued by: Russian aerospace agency (Rosaviakosmos)
Types of activity: Repairs of aeronautical engineering, including dual-capable aeronautical engineering
The Company anticipation concerning probability of license renewal: favorable

Number: 37 EV-000117 (K)
Date of issue: March 20, 2003
Expiry date: March 20, 2008
Issued by: RF Gosgortekhnadzor, Administration of Irkutsl district.
Types of activity: Exploitation of exposable production facilities.
The Company anticipation concerning probability of license renewal: favorable

Number: 327
Date of issue: April 8, 2003
Expiry date: April 8, 2008
Issued by: Regional administration of the Federal Security Service of Russia in Irkutsk region
Types of activity: Performing works dealing with data constituting state secret
The Company anticipation concerning probability of license renewal: favorable

Number: 328

Date of issue: April 8, 2003
Expiry date: April 8, 2008
Issued by: Regional administration of the Federal Security Service of Russia in Irkutsk region
Types of activity: Performing works dealing with data constituting state secret
The Company anticipation concerning probability of license renewal: favorable

Number: 0001
Date of issue: June 25, 2002
Expiry date: June 25, 2007
Issued by: State Technical Commission of RF President
Types of activity: Activities dealing with technical protection of confidential information
The Company anticipation concerning probability of license renewal: favorable

Number: 0001
Date of issue: June 26, 2002
Expiry date: June 26, 2007
Issued by: State Technical Commission of RF President
Types of activity: Activities dealing with development and (or) manufacturing of devices for technical protection of confidential information
The Company anticipation concerning probability of license renewal: favorable

Number: 339
Date of issue: June 18, 2003
Expiry date: June 18, 2006
Issued by: State Technical Commission of RF President
Types of activity: Technical protection of state secret
The Company anticipation concerning probability of license renewal: favorable

Number: 1192
Date of issue: June 18, 2003
Expiry date: June 18, 2006
Issued by: State Technical Commission of RF President
Types of activity: Activities dealing with development and (or) manufacturing of devices for technical protection of confidential information
The Company anticipation concerning probability of license renewal: favorable

Number: 705
Date of issue: June 18, 2003
Expiry date: June 18, 2006
Issued by: State Technical Commission of RF President
Types of activity: Taking measures and (or) rendering services aimed at counter effort to electronic intelligence collection
The Company anticipation concerning probability of license renewal: favorable

Number: SO-03-209-0781
Date of issue: July 14, 2003
Expiry date: July 14, 2006
Issued by: RF federal control of nuclear and radiation safety (Gosatomnadzor of Russia)
Types of activity: Exploitation of articles containing radioactive substances
The Company anticipation concerning probability of license renewal: favorable

Number: 37 EK 5482
Date of issue: February 28, 2000
Expiry date: February 28, 2005
Issued by: Gosgortekhnadzor of Russia, Administration of Irkutsk region
Types of activity: Exploitation of chemical production (chlorination lift station No. 1 and the warehouse of chlorine)
The Company anticipation concerning probability of license renewal: favorable

Number: IRK 00120 TOKBV
Date of issue: December 25, 2002
Expiry date: December 31, 2005
Issued by: Committee on natural resources of Irkutsk region
Types of activity: Water consumption

The Company anticipation concerning probability of license renewal: favorable

Number: IRK 01503 VE
Date of issue: September 16, 1999
Expiry date: July 1, 2019
Issued by: Committee on natural resources of Irkutsk region
Types of activity: Subsoil usage
The Company anticipation concerning probability of license renewal: favorable

Number: IRK 00068 B R/B V/E ZO
Date of issue: February 16, 2003
Expiry date: February 5, 2008
Issued by: the Angara-Baikal watershed administration
Types of activity: Water consumption
The Company anticipation concerning probability of license renewal: favorable

Number: IRK 01604 VR
Date of issue: July 8, 2000
Expiry date: January 1, 2025
Issued by: Committee on natural resources of Irkutsk region
Types of activity: Subsoil usage
The Company anticipation concerning probability of license renewal: favorable

Number: LF/07-3856
Date of issue: March 6, 2003
Expiry date: June 24, 2007
Issued by: Federal agency of government communication and information of RF President
Types of activity: Activities dealing with technical servicing of cryptographic devices, meant for protection of information containing no state secret
The Company anticipation concerning probability of license renewal: favorable

Number: LF/07-3855
Date of issue: March 6, 2003
Expiry date: June 24, 2007
Issued by: Federal agency of government communication and information of RF President
Types of activity: Activities aimed at distribution of cryptographic devices, meant for protection of information containing no state secret
The Company anticipation concerning probability of license renewal: favorable

Number: LF/07-3857
Date of issue: March 6, 2003
Expiry date: June 24, 2007
Issued by: Federal agency of government communication and information of RF President
Types of activity: Rendering services in the sphere of encoding information containing no state secret
The Company anticipation concerning probability of license renewal: favorable

Number: ChIT 01376 TR
Date of issue: January 17, 2003
Expiry date: December 31, 2027
Issued by: Ministry of natural resources in Chita region
Types of activity: Subsoil usage
The Company anticipation concerning probability of license renewal: favorable

Number: 1/01804
Date of issue: August 11, 2003
Expiry date: August 11, 2008
Issued by: Main administration of state fire fighting service
Types of activity: Activities dealing with fire prevention and extinguishing
The Company anticipation concerning probability of license renewal: favorable

Number: 2/03221

Date of issue: August 11, 2003
Expiry date: August 11, 2008
Issued by: Main administration of state fire fighting service
Types of activity: Execution of works dealing with assembly, repairing and maintenance of fire protection devices
The Company anticipation concerning probability of license renewal: favorable

Number: 864
Date of issue: March 7, 2003
Expiry date: April 29, 2008
Issued by: Licensing commission of health committee of Irkutsk region administration
Types of activity: Medical activities
The Company anticipation concerning probability of license renewal: favorable

Number: 003
Date of issue: May 13, 1997
Expiry date: undetermined
Issued by: Pribaikalsky national park
Types of activity: Providing regulated tourist travel and rest in the territory of Pribaikalsky national park
The Company anticipation concerning probability of license renewal: favorable

Number: 38M 03/0011/L
Date of issue: October 16, 2003
Expiry date: October 16, 2008
Issued by: Main administration of natural resources and environmental protection of RF Ministry of Natural Resources in Irkutsl region
Types of activity: Handling dangerous wastes
The Company anticipation concerning probability of license renewal: favorable

Number: 1242
Date of issue: January 30, 2003
Expiry date: April 1, 2006
Issued by: Main administration of general and professional education of Irkutsk region administration
Types of activity: Educational activities in accordance with educational programmed
The Company anticipation concerning probability of license renewal: favorable

Number: 731, 732, 733, 734, 735, 736, 738, 739, 740, 741, 742
Date of issue: June 21, 2001
Expiry date: June 21, 2006
Issued by: Main administration of general and professional education of Irkutsk region administration
Types of activity: Pre-school education
The Company anticipation concerning probability of license renewal: favorable

Number: AP 02065PR, AP 02070 PR, AP 02071 PR.
Date of issue: January 24, 2003
Expiry date: October 24, 2005
Issued by: Licensing department of the main economic administration of Committee on economy and finances of Irkutsk city administration
Types of activity: Retail sales of alcoholic products
The Company anticipation concerning probability of license renewal: favorable

Number: VR04.112.0592-2004
Date of issue: July 19, 2004
Expiry date: April 12, 2005
Issued by: closed joint-stock company "NMTs Norma"
Types of activity: Conformity certificate of the quality system
The Company anticipation concerning probability of license renewal: favorable

Number: VR04.212.1784-2004
Date of issue: July 19, 2004
Expiry date: April 12, 2005
Issued by: closed joint-stock company "NMTs Norma"
Types of activity: Conformity certificate of the quality system
The Company anticipation concerning probability of license renewal: favorable

Number: r-67
Date of issue: April 20, 2004
Expiry date: undetermined
Issued by: AR MAK
Types of activity: Certificate of aeronautical engineering development contractor
The Company anticipation concerning probability of license renewal: favorable

Number: None
Date of issue: January 01, 2005
Expiry date: undetermined
Issued by: AIRBUS France
Types of activity: Conclusion about quality system estimation
The Company anticipation concerning probability of license renewal: favorable

Number: OP 64-PVS
Date of issue: July 02, 2004
Expiry date: July 02, 2005
Issued by: AR MAK
Types of activity: Certificate of approval to produce Be-200 aircraft
The Company anticipation concerning probability of license renewal: favorable

Number: ST 229-Be-200ChS
Date of issue: December 29, 2003
Expiry date: undetermined
Issued by: AR MAK
Types of activity: Certificate
The Company anticipation concerning probability of license renewal: favorable

11. Principal competitors

Information presented in this section is based on independent evaluations of the markets, in which the Company performs its activities.

INTERNATIONAL MARKET OF MILITARY AERONAUTICAL ENGINEERING
The Company is the leading Russian manufacturer of military aeronautical engineering.

General characteristics of the market

The market of combat aircraft complexes is the largest segment of the world market of weapon and military equipment. There are no exact accepted estimations of capacity of these markets. The most competent and often quoted is the opinion of London international institute of strategic research, which estimates the whole world market in 2000 to be 29,500 million US dollars. It is believed that aviation segment constitutes up to 60% of the world market of weapon and military equipment, that is about 18,000 million US dollars. The market of military aeronautical engineering has the following distinctive characteristics:

1) Supplies of aviation systems cause market heating in the interconnected segments such as air-launched weapons, systems of long-distance radar support, airborne refuellers, ground-based equipment, air defense systems, etc.

2) Supplies of even one aircraft in most cases result in long-term programmers of maintenance, technical support of exploitation and modernization of supplied aircrafts. For example, exploitation of pursuit planes involves three engine changes in the course of their lifecycle.

3) Aviation systems affect combat potential of armed forces more and more. This tendency marked during the Second World War found its further development in the course of local conflicts of the last 50 years. Armed confrontation is transferred from overland into air area. Winning domination in the air is necessary for success of armed confrontation. The stability of this tendency is the basis for stability and development of military aeronautical engineering.

Prospects of the market development

It can be definitely anticipated that within the nearest twenty-twenty-five years the market of military aircraft complexes will become the backbone segment of the whole world market of weapon and military equipment. Though the share of control, scouting and communication systems in the structure of military export will grow intensively the proportion of aviation supplies will remain because of decrease of export of weapons for ground postures and navies. As for absolute figures the capacity of aviation market (both supplies and

modernization) will increase as in the nearest future the number of conflicts will grow dramatically, economic possibilities of a number of large importers of military aeronautical engineering will improve, including the traditionally Russia-oriented importers, besides the new world armament and technology race will begin.

Key players in the market

The key players in the market of air weapons and military equipment are the USA, Russia, France, the European consortium producing pursuit planes Euro fighter and British-Swedish alliance BAe – SAAB.

The most stable position in the market is occupied by the USA, which has a number of advantages as compared with competitors. The most important of these advantages are:

1) The possibility to offer the whole range of military aeronautical engineering – lightweight (F-16), medium (F-18), heavy (F-15, F-14) pursuit planes, strike fighters and service aircrafts (airborne early warning and refuellers).
2) High quality of aircrafts caused by high level financing of SRED and existence of several old and developed design schools.
3) Competitive price level achieved as a result of large internal orders, which provide high-volume production and decrease the cost of a product unit.
4) Powerful state support caused mainly by great economic, military and technologic potential of the USA.

The American expansion in the market is limited by striving of certain countries to preserve at least the minimum level of diversification of weapon sources, as well as conservative approach of the USA to the problem of advanced technology transfer. Thus the USA with great reluctance and only under high pressure give to importers their most modern air-to-air missiles AMRAAM and especially software codes of on-board processors. Nevertheless the USA control more than a half of the aviation market.

The largest importers of American aeronautical engineering in recent years have been Saudi Arabia (pursuit planes F-15), Japan (licensed production of F-15 and F-16), Taiwan (F-16) and Israel (F-15 and F-16).

Evidently in the nearest decade before the new generation pursuit plane F-35 comes to the market American export will consist of supplies of profoundly retrofitted versions of lightweight and medium pursuit planes F-16 block 52/60 and F-18E/F Super Hornet. At present the USA have already received large orders for F-16 block 52 from Greece and Israel, for F-16 block 60 from the United Arab Emirates, for F-18E/F from Malaysia.

The third exporter after the USA and Russia is France. The main advantage of French positioning in the market is high quality of aircrafts. The main achievement is a very strong position in the sector of lightweight one-engine pursuit planes resulting from high military characteristics of pursuit planes of Mirage 2000 family. The key buyers of these planes are Taiwan, Greece and the UAE, the UAE has placed an order for the latest version of this aircraft Mirage 2000-9. Along with successful market promotion of pursuit planes Mirage 2000 the reaction of the market to the most modern French pursuit plane Rafale is rather inactive. No export orders are received for this aircraft. It is caused mainly by its high price. It is extremely high price of French aeronautical engineering, which is the key limitation of Dassault Aviation expansion in the market. Besides, it should be mentioned that France has no offers in the sector of airborne early warning devices and airborne refuellers and it makes impossible for this country to promote complex solutions integrating combat and servicing components.

Most probably the British-Swedish super lightweight pursuit plane Grippen has certain perspectives in the market. The strong point of this offer is low purchasing cost, low operating cost, meeting requirements of Air Forces of countries with small territory, good offset offers. Orders for this aircraft are placed by the SAR, the contracts for its purchase by Poland, Hungary and Czech republic are being signed.

The European pursuit plane Euro fighter has not received any export orders because of its high price and too slow programmed realization (especially as for imparting to the aircraft potential function air-to-ground). The aircraft lost the tender in South Korea and Norway. Greece, which chose Euro fighter for political reasons in order to intensify its European relations froze the transaction for financial reasons and almost simultaneously placed orders for American F-16 block 52 and French Mirage 2000-5Mk.2.

To sum up the greatest competition to Russian products in aviation market is made up by American pursuit plane F-18E/F and to a less degree by French aircrafts Raffle and Mirage 2000-5.

Positions of Russian manufacturers in the market

Unlike the situation in the sector of civil aircraft construction in military sphere Russia along with the USA, France and Europe remains an independent scientific and production pole, which quite successfully participates in world competition in this market. The main markets for sales of Russian pursuit planes are China and India. Besides, Russia actively promotes its production to the markets of the countries, which try to preserve pluralistic approaches in foreign policy resulting in diversification of weapon sources. Among these countries there are ASEAN members, Brazil, several states of Near East. Outside Chinese and Indian markets (aviation segment of which is completely or mainly controlled by Russia) Russia tries to compete with European and American offers, which are either too expensive (in case of Europe) or impose considerable political and technological limitations (in case of the USA).

Russian offers cover almost all segments of the market except lightweight and superlightweight one-engine pursuit planes. However the base of Russian position in the market is provided by sales of heavy combat complexes. Their export constitutes 90% of all Russian aviation supplies abroad. In this segment the position of Russia is very strong and can be challenged only by the USA as Russia has an excellent offer in terms of technical and financial

characteristics – a multifunction pursuit plane Su-30MKI, which at present ensures leading technological position of our country in the world aviation market. At present Su-30MKI is the only pursuit plane in serial production, which is equipped with a radar with phased array antenna and an engine with controlled thrust vector. The USA will catch up with this backlog only when serial production of F-18E/F Super Hornet begins. Su pursuit planes are produced by two Russian enterprises JSC "Corporation "Irkut" and JSC "KNAAPO" (Komsomolsk-upon-Amur).

Perspectives of Russia in the market of military aeronautical engineering

Perspectives of Russia in the market of military aeronautical engineering mainly deal with increase of competitive advantage in the sphere of heavy combat aircraft complexes. This should include both supplies of such aircrafts and making attractive offers on modernization, which will ensure constant increase in combat capabilities of pursuit planes of Su-30 family.

Regional structure of Russian sales markets will not change greatly in the nearest decade. China and India will remain key customers. Probably China will purchase at least one more consignment of pursuit planes Su-30MKK, but the customer will be naval forces of Chinese army and not its air forces. Further on as far as licensed production is mastered and the experience in exploitation of heavy pursuit planes is obtained China will concentrate on modernization programmed for its substantial number of Su-27 and Su-30. One should not exclude the possibility that if we have an appropriate offer at the end of 2006 – beginning of 2007 China will implement its third (after purchases of Su-27 in 1992-1996 and Su-30 in 1999-2003) programmer of purchasing combat aircraft complexes of Su-30 family with considerably increased power possibilities (on the basis of the engine intermediate between the fourth and the fifth generation) and weapon control system based on use of radar with phased array antenna.

India will concentrate its efforts on realization of the programmed of licensed production of Su-30MKI and forming an aviagroup for air-capable cruiser "Admiral Gorshkov". It can be expected that in the middle of the license programmed term, that is in 2006-2007 Indian Air Forces will not be satisfied with characteristics of Su-30MKI and their requirements to energy, possibilities of informing and control area, air-launched weapons and to reducing of all kinds of notice ability will become much more strict.

However the mentioned supposition of possibility to organize in the middle of the decade another large wave of product sales or modernization programmed, remaining within the conception of the fourth generation can be realized only if Russia has had an appropriate offer by that time.

Other possible sales of Russian heavy pursuit planes are to Malaysia (12-16 aircrafts), Brazil (12-24 aircrafts), Indonesia (not more than 12 aircrafts) and Vietnam (up to 24 aircrafts). The region of Near and Middle east is a very attractive market. Here a number of states, which are traditional customers of Russia need renewal of aircrafts of their Air Forces. Among these states there are Libya, Iran and Syria. Tripoli and Teheran will most probably purchase heavy pursuit planes. However possibilities of Russian presence in this region are limited by counterefforts of the USA and Israel, which are expressed both in the form of direct mainly economic pressure and in actions of persons with shared loyalty in the state management system of Russia.

Production capacities of Su manufacturers JSC "Corporation "Irkut" and JSC "KNAAPO" (Komsomolsk-upon-Amur) will completely satisfy the abovementioned demand.

INTERNAL MARKET OF MILITARY AERONAUTICAL ENGINEERING

The Company plans to supply airplanes Su and Yak for RF Air Forces.

The main doctrinal document of the Russian army – Government programmed of deionization – states that no large-scale purchases of new weapon and military equipment are planned till 2010. In general it corresponds to the world practice that shows that total equipment of the armed forces with technologically obsolete armament can be begun after approximately 10 years of permanent economic advance. For example, Air Forces of China started to purchase Russian pursuit planes Su-27 in 1992 (the negotiations began in 1989), that is 10 years after the course of four modernizations was announced.

This rule can be violated in case of sudden aggravation of international climate or unexpected intensive economic growth, but one should assume that resolutions on purchase of weapons of new generations will be made in 2010. Current attempts of management of JSC "Company Sukhoy" to lobby start-up of the programmed of the pursuit plane of the fifth generation will be in vain. However limited investments in SRED and renewal of the existing aircrafts are absolutely inevitable. Firstly, most probably that not later than in 2005 the programmed of profound modernization of combat aviation will be implemented. The purpose of such programmed will be enabling aircrafts to be used day-and-night in any weather and qualitative improvement of the information environment of their application. Most probably this programmed will be correlated with requirements of the largest importers of Russian pursuit planes, first of all with requirements of Indian Air Forces.

Secondly, significant wear of aircrafts, which have not been renewed for more than ten years can force limited purchases of new planes of generation four plus. Most probably RF Air Forces will have to purchase pursuit planes on the basis of Su-30MKI model, French and Israeli elements in the Russian version will be replaced by home-made systems.

CIVIL AERONAUTICAL ENGINEERING

At present the main civil model of the Company is multifunction amphibious aircraft Be-200 in different modifications. The model is already used by RF Ministry of Emergency Situations, supplies abroad (mainly to West European countries) are planned.

In the market of multifunction aircrafts of this class Russia has quasimonopolistic position. The only competitor in this sector is Canadian firm Bombardier, which promotes out of date machines. Be-200 produced by the Company is the most perspective Russian offer in the sector of amphibious aircrafts. The technical advantages of this product were enhanced after signing a contract between the Company and European consortium EADS. Besides, under this contract marketing department of EADS will participate in promotion of the aircraft to the world market.

In the long term the Company plans to enlarge the share of civil products in manufacturing structure. The basic perspective civil models/dual-capable models are transport aircraft IRTS (MTA), pilot less flight vehicle, gyroplane, Russian short- and medium-distance passenger liner MS-21. According to preliminary estimates of independent experts and specialists of the Company these models will enjoy persistent demand both in internal and in foreign market.

COMPETITIVE POSITIONS OF THE COMPANY (MAJOR CONCLUSIONS)

Military aeronautical engineering (international market)

1) The competitive positions of the Company in the foreign market of military aeronautical engineering are persistent, the Company plans to broaden the geography of its supplies.

2) Because of its technical characteristics as well as a number of geopolitical and economic factors the demand for combat aeronautical engineering produced by the Company is growing in the foreign market (mainly in the markets of Asian countries: India, Malaysia, China, etc. as well as in the markets of developing countries). The market of India plays the key role for the Company. The company is an active participant of creation of military and production alliance of India and Russia. Cooperation of the Company with the Indian party related to the project Su-30MKI is performed under long-term contracts, which ensure considerable part of the Company revenue up to 2017.

3) In many cases military products of the Company outmatch the described foreign analogues in technical characteristics and, besides, their price is more attractive.

4) Products with analogous price/quality ratio are produced only by JSC "KNAAPO", which is a part of state holding "Sukhoy". Interaction of the two companies is executed on the basis of agreements specifying the main conditions of cooperation of the Company and the holding "Sukhoy" in the fields of design, manufacturing, marketing and after-sale servicing of Su product line.

Military aeronautical engineering (internal market)

1) The Company possesses manufacturing and technical potential necessary for supplies of military aeronautical engineering for RF Air Forces.

2) The combat aircraft park of RF Air Forces needs renewal. There is a probability of start-up of a large-scale reequipment program. However even if the latter is not implemented Air Forces will make limited purchases of new aircrafts because of significant wear of their aircrafts.

3) The Company is the most probable contractor for manufacturing/modernization of combat aircrafts for RF armed forced as far as model lines Su and Yak are concerned. At present the Company is implementing the program of modernization Su-30KN, which was chosen by RF Air Forces as the basis for modernization of the whole park of Russian pursuit planes of Su-27/30 family.

4) Thanks to advantageous location of the Company plant (city of Irkutsk), which allows to minimize labor costs and have an acceptable level of transport costs as well as its remoteness from Chinese border the Company sites are the most acceptable for manufacturing of combat aeronautical engineering for RF Air Forces.

Civil aeronautical engineering

1) The Company begins active promotion of civil products and dual-capable products in the international market.

2) The main civil product of the Company is multifunction amphibious aircraft Be-200, which has no analogues in the world. The model will be promoted in different modifications both in the foreign and in the Russian market. At present the Company produces Be-200 for RF Ministry of Emergency Situations.

3) Other perspective civil models/ dual-capable models are transport aircraft IRTS, unmanned flight vehicle, gyroplane, Russian short- and medium-distance passenger liner MS-21. According to preliminary estimates of independent experts and specialists of the Company these models will enjoy persistent demand both in internal and in foreign market.

4) The possibility to apply certain perspective civil models for military purposes will enable the Company to use the existing sales channels and customer base for their promotion.

12. Plans for future activities of the Company

Development strategy of "Corporation "Irkut" is aimed at satisfying demands of Russian and international aviation markets.

The main tasks set by the Company are diversification of the product line and international cooperation.

To reduce market and political risks the Company implements the strategy of production diversification and enlargement of the product line by means of civil aviation projects. In the nearest future it is planned to increase the revenue from manufacturing of civil aeronautical engineering.

The main project of "Corporation "Irkut" in the field of civil aircraft construction is manufacturing of multifunction amphibious aircraft Be-200. Its multitask capability and excellent performance characteristics cause very good sales perspectives in the countries with long coast line and hard-to-reach areas.

The Corporation is going to strengthen the acquired positions in the military aviation market, making new supplies and performing modernization of existing aeronautical engineering and designing competitive promising weapon systems of new generation.

Along with diversification of existing business the corporation pays much attention to extending cooperation with the largest world manufacturers of aeronautical engineering. The main aspects of cooperation is manufacturing of certain components on production capacities of the Company enterprises, cooperative marketing and sales of products. Implementation of these plans and extension of the sales market will allow, on the one hand, to diversify the product line, and on the other hand, to exchange advanced technologies of manufacturing and design with foreign partners.

Besides the above-mentioned measures, which are mainly externally-oriented, the Company plans to use internal resources such as:

- enhancement of cost efficiency;

optimization of balance sheet structure and sales of non-core assets.

Investment policy of the Company involves three major aspects of investment performance:

o investments in production	Technical and technological reequipment of production is one of priority tasks for the nearest future.
o investments in scientific research and experimental development	Civil and military aeronautical engineering offered nowadays by the main manufacturers is a high technology product. To ensure competitive power it is necessary to invest much funds into scientific research and experimental development. Considering this factor Corporation "Irkut" believes that SRED is one of priority aspects.
o Purchase of production-related companies	The main purpose of purchasing production-related companies is consolidation of assets in aircraft industry and related industries. It will enable to optimize corporate structure and considerably decrease transaction expenses. Besides the Corporation strives for reduction of market and political risks by means of product diversification. Another reason for strategic investments in production-related companies is search for additional production sites for implementation of promising projects.

The sources of future revenues of the Company are revenues from current contracts for supply of aeronautical engineering.

13. Information about the number of employees, generalized data on education and membership of the Company staff (employees), as well as on alteration of the number of Company employees.

Parameter	2000	2001	2002	2003	2004
Average employment volume, people	12,956	14,191	15,503	15,609	11,265
Finances spent on remuneration of labor, rub.	639,701,100	991,834,700	1,420,156,800	1,565,324,200	1,411,470,000
Finances spent on social welfare, rub.	255,862,679	325,749,866	378,909,673	408,158,600	443,827,000
Total amount of spent finances, rub.	**895,563,779**	**1,317,584,566**	**1,799,066,473**	**1,913,482,800**	**1,855,297,000**

Parameter	2000	2001	2002	2003	2004
Employees under 25, %	17.2	19.2	20.3	17.2	12.1
Employees aged 25 to 35, %	19.9	21.3	22.4	24.0	27.2
Employees aged 35 to 55, %	52.3	50.0	47.6	47.6	47.2
Employees older than 55, %	10.6	9.5	9.7	11.2	13.3
Total:	**100**	**100**	**100**	**100**	**100**
Among them:					
Employees with secondary and/or complete general education, %	47.0	43.6	42.2	40.3	39,8
Employees with primary and/or secondary professional education, %	29.8	32.5	34.3	34.9	36,8
Employees with higher professional education, %	22.8	23.4	23.0	24.2	23
Employees with postgraduate professional education, %	0.4	0.5	0.5	0.6	0,5

14. Key officials of the Company

Surname, name, patronymic	job position
Fedorov Alexey Innokentievich	Chairman of the Board of Directors
Bezverkhniy Valeriy Borisovich	First vice-president, member of the Board of Directors
Kovalkov Vladimir Vasilievich	Senior vice-president of aeronautical engineering – General director of Irkutsk aircraft plant
Belov Anatoliy Georgievich	Vice-president of Su-30MK project
Yeliseev Dmitriy Anatolievich	Vice-president of corporate finances
Sautov Vladimir Nilovich	Vice-president of external relations and marketing
Chirikov Vladimir Lvovich	Vice-president of corporate economy
Shkapyak Mikhail Stepanovich	Vice-president of security and regime
Korzhuev Mikhail Vadimovich	Vice-president of cooperation
Kobzev Viktor Anatolievich	Vice-president of cooperation

III.CORPORATIVE INFORMATION

1. Company Shareholders rights and obligations

In accordance with Clause 9 of the Charter the Company Shareholders – owners of voting shares have the following rights:

Shareholders-owners of voting shares shall have the following rights:

1) to participate in the management of the activities of the Company in the manner and in the forms provided for by this Charter and the Federal Law "on Joint Stock Companies";
2) to receive dividends and in case of Company liquidation, to receive part of property, remaining after performing final pays to all creditors, or its value, in such an order, as provided for by the Laws of the Russian Federation and this Charter.;
3) to participate in Company General Shareholders' Meetings and vote either personally or through their duly authorized representative on problems under review during the Meetings;
4) *to right of pre-emptive purchase of shares, issued via prior open subscription, and for issued securities,* which can be converted into shares, in proportion to already owned shared of the same category (type);
5) to demand for convening of extraordinary General Shareholders' Meeting, extraordinary check of Company activities by Auditing Committee in such an order and under such conditions, as provided for by the Federal Law "on Joint Stock Companies" and this Charter;
6) to have an access to Company documents in such an order and volume, as provided for by the Federal Law "on Joint Stock Companies".
7) to alienate possessed shares without receiving confirmation from the Company or other Shareholders;
8) to file a case in court.
9) Other rights, as provided for by the Federal Law "On Joint Stock Companies" and this Charter

Each Company ordinary share gives Shareholder – owner of such a share equal rights.

When a Shareholder sells his shares, at the same time he transfers his rights and obligations.

A Shareholder is obliged:

1) to observe this Charter and other Company documents;
2) to fulfill assumed obligations in the proper order
3) not to divulge any confidential information, related to Company activities;
4) to pay up shares in such an order, amounts and using such methods, as provided for by this Charter and decisions regarding the issue of such shares;
5) to inform the Company Registrar timely regarding the personal data changes.

After reorganization of legal entity – Company Shareholder or death of a person – Company Shareholder, successors (heirs) shall become Company Shareholders in such an order, as provided for by the Laws of the Russian Federation.

When reorganization of the legal entity – Corporation Shareholder takes place or if a person – Shareholder of the Corporation dies, legal successors (heirs) become Corporation Shareholders in accordance with the procedure set by the legislation of the Russian Federation.

2. Information on the Structure and Competence of the Company Executive Bodies

The following bodies are the Executive bodies of the Company (in accordance with Item 11.1 of the Charter):

- the General Shareholders' Meeting;
- the Board of Directors;
- the CEO (individual executive body);
- the Executive Committee (collective executive body)
- the Liquidation Committee – for the period of Company liquidation.

The Auditung Commission and the Company Auditor are the control bodies monitoring financial and economic activities of the Companies.

The members of the Board of Directors and the Auditing Committee shall be elected by the General Shareholders' Meeting in accordance with the procedure foreseen by the Charter, by the Provisions for the General Shareholders' Meeting, by the Provisions for the Board of Directors, by the Provisions for the Auditing Committee.

The President shall be elected by the General Shareholders' Meeting in accordance with the procedure foreseen by the Charter, by the Provisions for the General Shareholders' Meeting and by the Provisions for the President.

The members of the Liquidation Commission in case of voluntary liquidation shall be appointed by the General Shareholders' Meeting; if liquidation is compulsory, Arbitration Court shall appoint them.

The Company in the process of implementation of its activities shall follow the provisions of the Corporative Conduct Code, which was elaborated in accfordance with the Corporative Conduct Code recommended

by the Federal Commission for Securities Market of Russia for Share Issuers and approved at the annual General Shareholders' Meeting on 26.06.2004 (Minutes No.20).

2.1 The Company General Shareholders' Meeting

The Corporation supreme Executive body is the General Corporation Shareholders' Meeting.

The annual General Corporation Shareholders' Meeting shall be held not earlier than six months after the fiscal year end.

If necessary, the Corporation shall hold extraordinary Meetings of Shareholders in addition to the annual General Shareholders' Meeting.

Competence of the General Corporation Shareholders' Meeting shall cover the following issues in accordance with the Charter 12 (Item 12.3 of the Charter):

1. Introduction of changes and adductions unto the Company Charter or approval of an edited wording of the Company Charter;
2. Company reorganization;
3. Company liquidation, establishing of Liquidation Committee and approval of intermediate and final liquidation balances;
4. Election of Board of Directors members and revoking of their authority;
5. Determination of quality, nominal value, categories (types) of issued shares and rights, provided by these shares;
6. Increase of the Company Authorized Capital via increase of nominal value of shares;
7. Reduction of the Company Authorized Capital via purchase of a portion of shares in order to decrease their quantity, and via paying off the purchased or bought out shares;
9. Election of members of the Auditing Committee and early revoking of their authority;
10. Approval of the Company's Auditor appointment;
11. Paying (declaring) of dividends according to the first quarter, six months, and nine months of the financial year.
12. Approval of annual reports, annual accounting reports (including profit-and-loss report (profit-and-loss accounts) for the Company. And distribution of profit, including paying (declaring) of dividends, and excluding all the profit, distributed as dividends according to the results of the first quarter, six months and nine months of the financial year) and Company losses, according to the financial year results;
13. Setting of a proper order of the Company General Shareholders' Meeting convening;
14. Election of members of the Company's Auditing Committee and early revoking of their authority;
15. *Splitting up and consolidation of shares;*
16. Taking decisions regarding approval of transactions in such cases, as provided for by Clause 83 of the Federal Law "on Joint Stock Companies";
17. Taking decisions regarding approval of transactions in such cases, as provided for by Clause 79 of the Federal Law "on Joint Stock Companies";
18. Acquiring of issued shares by the Company in such cases, as provided for by the Federal Law "on Joint Stock Companies";
19. Taking decisions regarding participation in holding companies, financial-industrial groups, associations and other unions of companies;
20. Approval of internal documents, regulating activities of the Company executive bodies;
21. Taking decisions regarding other issues, as provided for by the Federal law on "Joint Stock Companies".

Issues covered by the competence of the General Corporation Shareholders' Meeting cannot be handed over for settling to the Corporation Executive Committee.

Issues covered by the competence of the General Corporation Shareholders' Meeting cannot be handed over for settling to the Corporation Board of Directors, excluding the issues foreseen by the Federal Corporation Law.

The General Corporation Shareholders' Meeting is not entitled to consider and take decisions as regards the issues, which are not covered by its competence as per the Federal Corporation Law.

Information on holding the General Shareholders' Meeting in accordance with the Corporation Charter (Clause 15 of the Charter):

The notification on holding the General Shareholders' Meeting should be sent no later than 30 (thirty) days before the date of its holding and the notification on holding the General Shareholders' Meeting with the item on the Company reorganization on the agenda should be sent no later than 40 (forty) days before the date of its holding.

According to Clause 53 c. 2 of the Federal law "On joint stock companies" the notification on holding an extraordinary General Shareholders' Meeting should be sent no later than 60 (sixty) days before the date of its holding.

The notification on holding the General Shareholders' Meeting should be sent within the specified periods of time to each person stated in the list of persons who are entitled to participate in the General Shareholders'

Meeting in the written form by means of registered mail, telex, fax or message to the addresses indicated in the register and should be handed in personally against receipt. The notification may also be published in newspaper "Vostochno-Sibirskaya Pravda" as well as in other mass media determined by the Board of directors of the Company, including electronic ones, an electronic message can also be sent to the address of shareholders if they expressed their wish to receive such messages in this particular form.

The notification on holding the General Shareholders' Meeting should include:

- full name of the Company and its location;
- form of holding the General Shareholders' Meeting (meeting or absent voting);
- date, place (postal address), time of holding the General meeting of shareholders of the Company and in case filled in ballot-papers can be sent to the Company in accordance with Clause 60 c. 3 of the Federal law "On joint stock companies" the postal address where the filled in ballot-papers can be sent, or if the General Shareholders' Meeting is held in the form of absent voting the expiration date of ballot-paper acceptance and the postal address where the filled in ballot-papers should be sent;
- time when registration of participants of the General Shareholders' Meeting begins;
- date of listing the persons entitled to participate in the General Shareholders' Meeting;
- agenda of the General Shareholders' Meeting;
- procedure of studying information (materials) subject to submission during preparation for holding the General Shareholders' Meeting and the address(es) where it can be found.

The information (materials) subject to submission during preparation for holding the General Shareholders' Meeting includes:

- annual financial reporting, including the report of the Company Auditor, conclusion of the Company Auditing Committee on results of the audit of annual financial reporting;

- information about the candidate (candidates) to individual executive body of the Company, the Board of directors, the Company Auditing Committee and the Company's Counting Commission;

- draft alterations and addenda to be introduced in the Charter of the company or the project of new wording of the Charter, draft Decisions of the General Shareholders' Meeting;

- analytical treatment and press materials;

- annual report of the Company;

- conclusion of the Company Auditing Committee concerning credibility of the data in the annual report of the Company;

- reports of the Board of directors on the work executed within the reporting period, on observance of the Code of corporate conduct and on application of reserve and development funds of the Company adopted by the Board of directors;

- recommendations of the Board of directors for profit distribution, including the amount of dividends to be paid on the Company shares and the dividend payment procedure, for distribution of losses according to results of financial year as well as transfer of money to development fund of the Company (specifying the amount of money appropriated to different applications including fee earnings of the members of the Board of Directors, the Auditing Committee and executive bodies of the Company and/or refund of charges caused by functioning as members of the Board of Directors, the Auditing Committee of the Company).

In accordance with Items 14.3 and 14.4 of the Corporation Charter The extraordinary General Shareholders' Meeting of the Company shall be convened by the decision of the Company Board of Directors by its own initiative, by the Company Auditing Committee demand, by demand of Shareholder (Shareholder) possessing not less than 10 % (in words: ten percent only) of the Company voting shares to the date of demand raising.

The demand regarding convening of the extraordinary General Shareholders' Meeting of the Company shall be considered received from Shareholders, who have signed it

The voting share portion of Shareholders (Shareholder) who have demanded for convening of the extraordinary General Shareholders' Meeting of the Company shall be determined to the date of rising of such a demand.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is signed by Shareholder whose right to shares is recorded in the Company Shareholder Register, statement from the Company Shareholder Register shall be attached to such proposal.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is signed by Shareholder whose right to shares is determined using depositary custody account, depositary custody account statement shall be attached to such proposal.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is forwarded through ordinary letter or other ordinary mail, the date of raising of such a demand shall be the date stamp impression, which confirms receiving of the letter. If it is done through special delivery letter or any other registered mail, then the submittal date shall be the date of forwarding a demand against receipt.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is given against receipt, then the submittal date shall be the date of handing over.

If needed, the Company shall have the right to convene extraordinary General Shareholders' Meetings, convened

aside of annual General Shareholders' Meeting (Item 12.1 of the Charter).
In accordance with Article 55 of the Federal Corporation Law, an extraordinary General Shareholders' Meeting called upon the request of the Corporation Auditing Committee (Inspector), of the Corporation Auditor or of the Corporation Shareholders (Shareholder) being the owners of at least 10 per cent of the voting Corporation shares shall be held within 40 days from the moment when the demand for an extraordinary General Shareholders' Meeting calling.
If the extraordinary General Shareholders' Meeting proposed agenda contains the issue concerning election of the Board of Directors members to be elected by cumulative voting, such a General Shareholders' Meeting shall be held within 70 days from the moment when such demand for an extraordinary Meeting calling was made.

Within 5 (five) days from the date when the demand for calling an extraordinary General Shareholders' Meeting was made by the Auditing Committee, by the Corporation Auditor or by the Shareholders (Shareholder) being the owners of at least 10 per cent (ten per cent) of the Corporation voting shares, the Board of Directors of the Corporation shall take a decision either to call an extraordinary General Shareholders' Meeting or to reject calling it.

If within the term fixed by this Charter the Board of Directors does not take a decision as regards an extraordinary General Shareholders' Meeting calling or takes a decision to reject calling it, an extraordinary General Shareholders' Meeting may be called by the bodies or persons demanding for its calling. At that the bodies and persons calling an extraordinary General Shareholders' Meeting have the authorities foreseen by the present Charter and by the Federal Corporation Law, which are necessary for the General Shareholders' Meeting calling and holding.

The list of persons who are entitled to propose issues to be added to the agenda of the General Issuer's Shareholders' Meeting and the procedure of such proposals submission is as follows:

In accordance with Clause 14.1 of the Charter, the Shareholders (shareholder) who own in aggregate not less than 2% (in words: two percent only) of the Company voting shares shall have the right to introduce items into agenda of the annual General Shareholders' Meeting of the Company and to nominate candidates for the Board of Directors, Auditing Committee, Counting Commission, and CEO of the Company. The numbers of these candidates shall not exceed the number of the persons to be appointed for the corresponding body. Such proposals shall be submitted to the Company not later than 60 days (in words: sixty days) after the end of financial year.

If the proposed agenda of the extraordinary Company General Shareholders' Meeting contains items regarding election of members of the Board of Directors, Shareholders (shareholder) who own in aggregate not less than 2% (in words: two percent only) of the Company voting shares shall have the right to nominate candidates for election into the Company Board of Directors. Such proposals shall be submitted to the Company not less than 30 days (in words: thirty days) before the convening date of extraordinary General Shareholders' Meeting of the Company.

Proposals regarding agenda of the Company General Shareholders' Meeting shall be considered to have been submitted by the persons, who (whose representatives) have signed them.

The portion of voting shares, belonging to Shareholders (Shareholder) introducing a proposal regarding agenda of the Company General Shareholders' Meeting, shall be determined on the date of introduction of such a proposal.

Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting and regarding nomination of candidates shall be executed in written form with indication of names, quantity and category (type) of shares, owned by Shareholders (Shareholder) introducing the proposal, and shall be signed by these Shareholders (Shareholder).

Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting shall contain wording for each proposed item, proposals regarding nomination of candidates shall contain name of each candidate and name of the corresponding body which he is nominated for. Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting may include contain wording solution for each issue.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is signed by Shareholder whose right to shares are recorded in the Company Shareholder Register, statement from the Company Shareholder Register shall be attached to such proposal.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is signed by Shareholder whose right to shares is determined using depositary custody account, depositary custody account statement shall be attached to such proposal.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is sent by mail, submittal date shall be the date shown on date stamp impression, which confirms receiving of the letter. If this is a special delivery letter, then the submittal date shall be the date of receipt.

When nominating candidates for the Board of Directors, Auditing Committee or Counting Commission or CEO of the Company, Shareholder shall attach written confirmation of the nominee and information regarding the candidate to be provided for familiarization to persons eligible for participation in the Company General Shareholders' Meeting during preparations for convening General Shareholders' Meeting of the Company. Such information shall include:

- full name of the candidate;
- citizenship of the candidate;

- information regarding education and raising of qualification for the past 3 years (in words: three years) (name of education establishment, date of graduation from it, its qualification) of the candidate;
- information regarding places of employment for the past 5 years (in words: five years) in chronological order, names of companies and held offices;
- quantity, category (type) of the Company shares owned by candidate;
- name of the Company body, which candidate is nominated for, and his confirmation of consent to be elected;
- candidate's pledge to observe provisions of this Charter and other Company internal documents, decisions taken by the Company General Shareholders' Meetings in case of his election into the executive bodies of the Company.

The Board of Directors of the Corporation is liable to consider the proposals received and to take a decision as regards their inclusion into the agenda of the General Corporation Shareholders' Meeting or as regards denial to include them into the said agenda not later than 5 (five) days upon expiration of the terms set by Paras. 1 and 2 of Charter Item 14.1.

The issue proposed by Shareholders (Shareholder) shall be included into the agenda of the General Corporation Shareholders' Meeting; in a similar manner, the candidates nominated shall be included into the list of candidates for voting in order to elect the respective body of the Corporation, except for the following cases:

- if Shareholders (Shareholder) do not observe the terms as per paragraphs 1 and 2 of Item 14.1 of this Charter;
- if Shareholders (Shareholder) are not the owners of the certain number of the Corporation voting shares foreseen by paragraphs 1 and 2 of Item 14.1 of this Charter;
- if the proposal does not comply with the requirements foreseen in paragraphs 5 and 6 of Item 14.1 of this Charter;
- if the issue proposed to be included into the agenda of the General Corporation Shareholders' Meeting is not covered by competence of this Meeting and (or) does not comply with the Federal Corporation Law requirements and with other legal norms of the Russian Federation.

The Corporation Board of Directors' motivated decision about denial to add the proposed issue into the agenda of the General Corporation Shareholders' Meeting or about denial to add the nominated candidate into the list of candidates for voting in order to elect the Corporation respective body shall be sent to the Shareholders (Shareholder), who have brought the issue for consideration or nominated the candidate, not later than 3 (three) days from the date of decision-making.

The Corporation Board of Directors' decision about denial to add the issue to the agenda of the General Corporation Shareholders' Meeting or about denial to include the candidate into the list of candidates for voting to elect the respective Corporation body as well as evasion of the Board of Directors from decision-making may be appealed against in the Court.

The Corporation Board of Directors is not entitled to amend the wordings of issues proposed for adding to the agenda of the General Corporation Shareholders' Meeting and the wordings of decisions taken as regards those issues.

Apart from the issues proposed for adding to the agenda of the General Corporation Shareholders' Meeting by Shareholders, or if there are no such proposals, no candidates, or the number of candidates nominated by Shareholders for formation of the respective body is insufficient, then the Board of Directors of the Corporation is entitled to include issues into the agenda of the General Corporation Shareholders' Meeting or candidates into the list of candidates at its own discretion.

The list of persons entitled to get familiarized with the information (materials) provided for preparation and holding of the General Issuer's Shareholders' Meeting and the procedure of getting familiarized with such information (materials) are as follows:

In accordance with Items 15.1., 15.2., 15.3., 15.4 of the Issuer's Charter notification about the General Corporation Shareholders' Meeting holding shall be sent not later than 30 (thirty) days before, and notification as regards holding the General Corporation Shareholders' Meeting whose agenda contains the issue on the Corporation reorganization shall be sent not later than 40 (forty) days before the date of such Meeting.

In the case foreseen by Item 2 of Article 53 of the Federal Corporation Law notification about an General Corporation Shareholders' Meeting holding shall be sent not later than 60 (sixty) days before its date.

Within the terms stipulated notification about the General Corporation Shareholders' Meeting holding shall be sent to each person mentioned in the list of persons entitled to participate in the General Corporation Shareholders' Meeting by means of sending written notices (registered letters, telex messages, fax messages) personally to the addresses given in the Register; those notice shall be handed over to the said persons personally against receipt, or by means of publishing in Vostochno-Sibirskaya Pravda newspaper as well as in other mass-media including electronic ones; these mass-media shall be chosen by the Board of Directors; notification can also be transmitted by means of sending it to Shareholders' addresses in electronic mode provided they have expressed

their will to get such messages in this mode.

In the notice about the General Corporation Shareholders' Meeting holding the following data shall be given:

- Full Corporation name and the Corporation location;
- The form of the General Corporation Shareholders' Meeting holding (a meeting or absentee voting);
- The date, place (postal address), time of the General Corporation Shareholders' Meeting holding; if in accordance with Item 3 of Article 60 of the Federal Corporation Law completed bulletin forms may be sent to the Corporation, the postal address those forms to be sent at shall be given; if the General Corporation Shareholders' Meeting is held in the form of absentee voting, the voting bulletin forms acceptance completion date and the postal address those forms to be sent at shall be given;
- The General Corporation Shareholders' Meeting participants registration commencement time;
- The date of drawing up a list of persons entitled to participate in the General Corporation Shareholders' Meeting;
- The General Corporation Shareholders' Meeting agenda;
- The procedure of familiarization with information (materials) subject to be presented in the course of preparation for the General Corporation Shareholders' Meeting holding and the address (addresses) where this information is available.

The following pieces of information (materials) subject to be presented to the persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for the General Corporation Shareholders' Meeting holding shall be available:

- Annual accounting report including the Corporation Auditor conclusion and the Corporation Auditing Committee conclusion as per the results of the annual accounting report auditing;
- Information about the candidate (candidates) to be given to the individual executive body of the Corporation, to the Corporation Board of Directors, to the Corporation Auditing Committee and to the Corporation Returning Board;
- The draft of amendments and additions introduced into the Corporation Charter or the Corporation Charter draft new version, or drafts of internal Corporation documents, or drafts of the general Corporation Shareholders' Meeting decisions;
- Analytical research and mass-media materials;
- The Corporation Annual Report;
- Conclusion of the Corporation Auditing Committee as regards adequacy of the data included into the Corporation Annual Report;
- The following documents approved by the Board of Directors: the Board of Directors' Report on the work done covering the reported period; the Report on Fulfillment of the Corporative Conduct Code; the Report on application of the Reserve Fund and of the Corporation Development Fund.
- Recommendations of the Board of Directors of the Corporation as regards profit distribution including dividend rate paid per the Corporation share and the procedure of its payment as well as the Corporation losses as per the results of the fiscal year; recommendations as regards assignment of assets to the Corporation Development Fund (stating the value of the assets assigned for certain utilization purposes, including remuneration for the Board of Directors members, for the Auditing Committee members and for the Corporation executive bodies members and/or compensation of expenses related to performance of the Board of Directors members' and the Auditing Committee members' functions).

The additional information to be necessarily provided to persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for this Meeting, provided the agenda thereof contains the issue related to the Board of Directors of the Corporation members election, the Corporation President election, the Corporation Auditing Committee members election and the Corporation Returning Board members election is as follows: information concerning availability or lack of the written consent of the candidates nominated to be elected to a respective Corporation body and the data about the candidates in accordance with Article 14.1 of this Charter.

In addition the following documents approved by the Board of Directors shall be enclosed to the Corporation Annual report: the Report on the Development Fund Assets utilization, the Report on the Board of Directors performance and on the Corporative Conduct Code fulfillment.

The following documents shall be deemed additional information (materials) to be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for the General Corporation Shareholders' Meeting with the agenda including the issues, which being voted may result in accrual of the Corporation shares redemption right:

- The Report of the independent valuator as regards market value of the Corporation shares if redemption requirement for these shares may be made to the Corporation;
- Calculation of the Corporation net wealth value as per the data of the Corporation Accounting Report covering the last completed reported period;

- Minutes (an extract from the Minutes) of the Board of Directors of the Corporation Meeting, at which the decision was brought as regards fixing the price for the Corporation shares redemption with indication of the shares redemption price.

The following information (materials) to be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting while preparing to hold the General Corporation Shareholders' Meeting with the agenda including the issue of the Corporation reorganization, shall be deemed additional:

- Rationale of the Corporation reorganization conditions and procedure included into the division, segregation or transformation decisions, or in the Contract on merger or affiliation approved (adopted) by the authorized Corporation body;
- Annual Reports and Annual Accounting Report of all the organizations participating in reorganization, during the 3 (Three) completed fiscal years preceding the date of the General Corporation Shareholders' Meeting, or the above documents covering each completed fiscal year from the moment of the organization establishment, if the organization has been performing for less than 3 years;
- Quarterly accounting reports of all the organizations participating in reorganization covering the last completed quarter preceding the date of the General Corporation Shareholders' Meeting.
- The list of additional information (materials) which shall be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation of the General Corporation Shareholders' Meeting may be fixed by the Federal securities market executive body.

When giving information matter to Shareholders it shall be said to which issue of the agenda of the General Corporation Shareholders' Meeting they are related to.

Information (materials) described in this paragraph shall be provided for persons entitled to participate in the General Corporation Shareholders' Meeting for familiarization in the premises at the address of the Corporation individual executive body and in other places, their addresses being given in the notification about the General Corporation Shareholders' Meeting sent to Shareholders within 20 (twenty) days, or if the General Corporation Shareholders' Meeting with the agenda containing the issue of the Corporation reorganization is to be held – within 30 (thirty) days before the General Corporation Shareholders' Meeting date. Information (materials) foreseen by this paragraph may be provided through Internet. The said Information (materials) shall be accessible for persons participating in the General Corporation Shareholders' Meeting during its holding.

The Corporation shall under the requirement of the person entitled to ticipate in the General Corporation Shareholders' Meeting provide for him/her the copies of the said documents within 5 (five) days from the date when the respective requirement was received by the Corporation. Payment charged by the Corporation for the said copies provision shall not exceed the expenses for their making.

2.2. The Board of Directors of the Corporation

The Board of Directors of the Corporation shall maintain general management of the Corporation performance except for the issues to be decided on, which are under the competence of the General Corporation Shareholders' Meeting.

The quantitative content of the Board of Directors of the Corporation shall be defined by the decision of the General Corporation Shareholders' Meeting. The Board of Directors of the Corporation members shall be elected by the General Corporation Shareholders' Meeting as per the procedure foreseen by the Federal Corporation Law and by the Corporation Charter for the term till the next Annual General Corporation Shareholders' Meeting.

Sittings of the Corporation Board of Directorsa shall be held as often as required but not less often than once in 6 (six) weeks. One of the sittings of the Board of Directors of the Corporation shall be held not later than 4 (four) months after completion of the fiscal year in order to consider the drafts of the Annual Report, Annual Accounting Report (including profit-and-loss reports) as well as profit distribution, including payment (announcement) of dividends, and the Corporation losses in accordance with the fiscal year and the Corporation Auditor's conclusion as regards the Corporation Annual Accounting Report and the Report of the Corporation Auditing Committee.

The Board of Directors of the Corporation sitting shall be called by the Board of Directors of the Corporation Chairman at his/her own initiative, upon requirement of a Board of Directors of the Corporation member, of the Corporation Auditing Committee member, of the Corporation Auditor, or of the Corporation President, or of the Corporation Executive Committee, or of a Shareholder (Shareholders) owning at least 2 per cent (two per cent) of the Corporation shares, as well as on the initiative of dependent and affiliated companies in accordance with decisions of their Board of Directors. The procedure of the Board of Directors sitting calling and holding shall be fixed in the Provisions for the Board of Directors of the Corporation and in the Regulations for the Board of Directors of the Corporation Performance.

Competence of the Board of Directors of the Corporation in accordance with this Charter (Clause 18 of the Charter) is as follows:

1. Determination of development strategy and priority activities of the Company;
2. Convening of the annual and extraordinary General Shareholders' Meetings, excluding cases specified in Clause 55 c. 8 of the Federal law "On joint stock companies";
3. Approval of the agenda of the General Shareholders' Meeting;

4. Determination of the date for making a list of persons entitled to participate in the General Shareholders' Meeting and other matters dealing with preparation for and holding of the General Shareholders' Meeting delegated into the competence of the Board of directors in accordance with provisions of Chapter VII of the Federal law "On joint stock companies".

5. Increase of the Authorized capital by means of placing additional shares within the quantity and categories (types) of authorized shares;

6. Placement of bonds and other issued securities in cases specified in the Federal law "On joint stock companies";

7. Determination of the price (money value) for the property, the price for placing and repurchase of issued securities in cases specified in the Federal law "On joint stock companies";

8. Purchase of shares, bonds and other securities placed by the Company in cases specified in the Federal law "On joint stock companies" and the present Charter;

9. Nomination of a candidate (candidates) to the post of the Company Auditor, recommendations for the amount of fees and refunds to be paid to the members of the Company Auditing Committee and determination of the fee of the Company Auditor.

10. Recommendations for the amount of the dividend and the dividend payment procedure;

11. Application of reserve fund and other funds of the Company;

12. Adoption of internal documents of the Company excluding those adoption of which is in the competence of the General Shareholders' Meeting in accordance with the Federal law "On joint stock companies" as well as other internal documents which are to be adopted by the President according to provisions of the present Charter;

13. Creation (liquidation) of branches and set up (shutdown) of representative offices of the Company, adoption of the Regulations on branches and representative offices, approval of nominees to the posts of heads of branches and representative offices at the suggestion of the President;

14. Approval of large transactions in cases specified in Chapter X of the Federal law "On joint stock companies";

15. Approval of transactions specified in Chapter XI of the Federal law "On joint stock companies";

16. Approval of the Company Registrar and the terms of the contract concluded with him, as well as termination of the contract with the Registrar;

17. Proponing matters specified in sub clauses 2, 3, 6 and 15-20 of clause 12.3 of the present Charter for Decision of the General Shareholders' Meeting;

18. Approval of reports on results of additional share issue;

19. Approval of organizational structure of the Company and the candidature of the Chief accountant as advised by the President of the Company;

20. Determination of the amount of fees and refunds paid to the President, members of the Executive committee and the Chief accountant of the Company;

21. Determination of fund finance generation procedure, approval of the annual report on application of finance of the funds;

22. Appointment of the members of the collective executive body (the Executive committee) at the suggestion of the individual executive body (the President), pre-term dismissal of members of the Executive committee of the Company, making decisions regarding rewards and imposition of disciplinary penalty on the members of the Executive committee;

23. Approval of the main financial and economic activities of the Company, appropriate budgets and limits for the forthcoming calendar year not later than on December 31 of the current year;

24. Approval of the financial and economic plan at the suggestion of the President, including but not limited to the planned expenses and revenues for each direction of the Company activities;

25. Creation of the risk management system, approval of the Company internal procedures regulating risk management, ensurance of their observance, efficiency analysis and improvement of such procedures;

26. Appointment of the Corporate secretary of the Company (hereinafter "Secretary of the Company");

27. Settlement of internal corporate conflicts;

28. Control of operating efficiency of the individual executive body (the President) of the Company;

29. Determination of terms and conclusion of contracts with the President and the members of the Executive committee;

30. Creation of policy of price setting for products manufactured by the Company and services rendered by it;

31. Preparation of suggestions concerning alterations in the Charter of the Company and bringing them up for consideration of the General Shareholders' Meeting;

32. Preliminary approval of annual reports, annual financial reporting, including reports on profits and losses (surplus and loss accounts) of the Company as well as distribution of profit, including payment (announcement) of dividends, excluding the profit distributed as dividends according to results of the first quarter, half-year, nine months of financial year, and losses of the Company according to results of financial year no later than 30 (thirty) days before the date of holding the shareholders' annual General meeting;

33. Preparation of suggestions concerning settlement of transactions, which are to be approved by the

Decision of the General Shareholders' Meeting;

34. Approval of annual reports on work executed by the Board of directors and observance of the Code of corporate conduct of the Company;

35. Other matters specified in the Federal law "On joint stock companies" and the present Charter.

Issues covered by competence of the Board of Directors cannot be passed for the Corporation President and/or the Corporation Executive Committee decision.

2.3. The Corporation Executive Bodies

Management of the Corporation current activities shall be implemented by the individual executive body (The Corporation President) and by the collective executive body (The Executive Committee) of the Corporation. The Corporation executive bodies report to the Board of Directors of the Corporation and to the General Corporation Shareholders' Meeting.

The Corporation President shall be elected by the General Corporation Shareholders' Meeting for the 3 (Three) year term, from the date of the General Corporation Shareholders' Meeting at which he/she was elected till the date of the third Annual General Corporation Shareholders' Meeting (hereinafter referred to as the date of the Third General Corporation Shareholders' Meeting), and he/she may be appointed for the next terms unlimited number of times. If 3 (three) calendar years from the date of the Corporation President election date expire earlier than the date of the Third General Corporation Shareholders' Meeting comes, the Corporation President's authorities shall automatically be prolonged until this date comes.

The General Corporation Shareholders' Meeting is entitled to take the decision as regards early cancellation of the Corporation President's authorities any time.

The Corporation President' competence covers all the issues related with the Corporation current performance management (Clause 20 of the Charter) except for the issues being covered by competence of the General Corporation Shareholders' Meeting, of the Board of Directors of the Corporation and the Executive Committee.

The CEO acts on behalf of the Company without any letter of attorney; he performs the following functions:

1. Handles the property of the Company to provide for its current activities within the limits specified by the present Charter and internal documents of the Company;
2. Represents interests of the Company in Russia and abroad;
3. Organizes work of the Executive committee, presides at its meetings;
4. Submits proposals on appointment and dismissal of the members of the Executive committee for the meetings of the Board of directors;
5. Suggests nominees to the posts of the Chief Accountant and heads of branches and representative offices of the Company for approval at the meetings of the Board of directors;
6. Distributes duties among his assistants (First Vice-President , Senior Vice-President , Vice-President 's) and members of the Executive committee;
7. Represents the opinion of the collective executive body (the Executive committee) at the meetings of the Board of directors;
8. Quarterly submits for consideration of the Board of directors quarter plans of work of the collective executive body (the Executive committee) and reports on their execution. The form of such plans and reports is determined by the Board of directors in accordance with internal documents of the Company;
9. Organizes execution of Decisions of the General Shareholders' Meeting, the Board of directors and the collective executive body (the Executive committee) of the Company;
10. Performs transactions on behalf of the Company, independently within the limits of his competence or after their approval by the General Shareholders' Meeting, the Board of directors or the Executive committee of the Company according to procedure determined by the Federal law "On joint stock companies", the present Charter, and internal documents of the Company;
11. Issues orders and gives directions subject to compulsory implementation by all employees of the Company, issues letters of attorney to officials of the Company;
12. Submits reports on financial and economic activities of the Company to the agencies of State administration;
13. Works out and submits for approval of the Board of directors the project of the main financial and economic activities of the Company and appropriate budgets and limits for the following year not later than on December 1 of the current year;
14. Quarterly submits to the Board of directors' reports on execution of the Company budget;
15. Determines organizational structure of the Company;
16. Opens bank clearing accounts and other bank accounts;
17. Determines the Company accounting policies;
18. Concludes the collective contract and ensures execution of its terms;

19. Approves of the personnel list and salary schedule limits, concludes employment agreements with employees of the Company;

20. Approves of internal documents of the Company directly connected with realization by the President of the matters in his competence as specified in the present Charter;

21. Performs other functions necessary to achieve the goals of the Company activities and ensure its normal work in accordance with RF legislation, the present Charter and internal documents of the Company.

Management of the Corporation current activities shall be implemented by the Executive Committee within the competence limits set by the legislation of the Russian Federation, by the Charter and by the Provision for the Corporation Executive Committee.

The Corporation Executive Committee members except for the Corporation President shall be appointed by the Board of Directors of the Corporation upon nomination of the Corporation President for the 3 (Three) year term in accordance with the Corporation Charter, with the Provisions for the Collective Executive Body (the Corporation Executive Committee) and with other Corporation internal documents.

The Board of Directors of the Corporation shall define the number of the Executive Committee members.

The Board of Directors of the Corporation is entitled to bring a decision as regards early cancellation of the Corporation collective executive body members (the Executive Committee) and as regards formation of the new Corporation collective executive body (the Executive Committee).

The Executive Committee shall be entitled to settle the following issues related to the Corporation activities (Clause 21 of the Charter):

1. Determine the investment policy regarding assets of the Company and assets belonging to its dependent and subsidiary companies.

2. In accordance with the plan of work of the Board of directors annually submit for approval of the Board short-term and long-term strategy of the Company development, financial and economic plan, suggestions on planned financial and economic figures for the following year.

3. In accordance with working plan of the Executive committee approve of the report on results of activities of structural subdivisions (service, branches and representative offices) for the appropriate period (reporting quarter) and operational plan for structural subdivisions for the forthcoming period, approve of the budget of structural subdivisions (core and minor activities). It should be done quarterly at the regular meeting of the Executive committee.

4. Consider and approve of projects of the personnel list and organizational structure of the Company at the suggestion of the CEO if the planned alterations affect more than 10% (ten per cent) of the average number of employees on payroll.

5. Consider and approve of projects of the official salaries and evaluated wage rates at the suggestion of the CEO if the planned alterations affect more than 10% (ten per cent) of the average number of employees on payroll.

6. Approve of the nominees to vacant positions of the Company management (First Vice-President, Senior Vice-President, Vice-President, head of department, head of direction, heads of branches and representative offices) at the suggestion of the CEO.

7. Approve of a transaction (including loan, credit, pledge, warrantee) or several interrelated transactions for the sum from 10% (ten per cent) to 25% (twenty-five per cent) of the Company balance sheet assets, determined according to the data of financial reporting for the latest reporting date.

8. Make decisions on participation in other organizations in case the Company owns (or will own) 10% (ten) and more per cent of voting shares (equity stakes, ordinary shares) of the said organizations.

9. Appoint persons who represent the Company at the meetings of shareholders (participants) of dependent and subsidiary enterprises of the Company.

10. Make proposals concerning the agenda of meetings of executive bodies of dependent and subsidiary enterprises of the Company.

11. Control generation and application of reserve fund and other funds of the Company made of net profit of the Company.

12. Settle other matters regarding the Company activities in accordance with Decisions of the General Shareholders' Meetings, the Board of directors, as well as issues brought up for consideration by the CEO of the Company.

3. Information about the persons being the members of the Corporation Executive Bodies

The Corporation Executive Bodies Content for the period from the 26th June 2005 till present moment:

Pos. Nos.	Family Name, First Name, Name after Father	Year of Birth
Board of Directors		
1	Alexej Innokentyevich FEDOROV – *Chairman*	*1952*
2	Oleg Fyodorovuch DEMCHENKO	*1944*
3	Valerij Borisovich BEZVERHIJ	*1959*
4	Vladimir Vasilievich KOVALKOV	*1952*
5	Mikhail Aslanovich POGOSYAN	*1955*
6	Maxim Vladimirovich POLETAYEV	*1971*
7	Alexej Konstantinovich PONOMARYOV	*1959*
8	Sergej Viktorovich TSIVILES	*1961*
9	Sergej Viktorovich CHEMEZOV	*1952*
Collective Executive Body		
	Oleg Fyodorovuch DEMCHENKO - *Chairman*	*1944*
	Valerij Borisovich BEZVERHIJ	*1959*
	Sergej Ivanovich VASILENKO	*1956*
	Alexander Alekseevich VEPREV	*1951*
	Nikolaj Nikolaevich DOLGENKOV	*1956*
	Viktor Anatolievich KOBZEV	*1949*
	Vladimir Vasilievich KOVALKOV	*1952*
	Vladimir Nilovich SAUTOV	*1954*
	Sergej Konstantinovich SMEKHOV	*1965*
	Vladimir L'vovich CHIRIKOV	*1950*
	Dmitrij Anatolievich ELISEEV	*1969*
Individual Executive Body - The Corporation President		
	Oleg Fyodorovuch DEMCHENKO	*1944*

The Corporation Executive Bodies Content for the period from the 26th June 2004 till 26th June 2005 time:

Pos. Nos.	Family Name, First Name, Name after Father	Year of Birth
Board of Directors		
1.	Oleg Fyodorovuch DEMCHENKO – *Chairman*	*1944*
2.	Vyacheslav Mikhailovich AGAPKIN	*1950*
3.	Valerij Borisovich BEZVERHIJ	*1959*
4.	Alexej Ivanovich ISAJKIN	*1952*
5.	Alexandr Nikolayevich KLEMENTYEV	*1955*
6.	Nelya Konstantinovna MIKHAJLOVA	*1957*
7.	Mikhail Aslanovich POGOSYAN	*1955*
8.	Maxim Vladimirovich POLETAYEV	*1971*
9.	Alexej Konstantinovich PONOMARYOV	*1959*
10.	Alexej Innokentyevich FEDOROV	*1952*
11.	Sergej Viktorovich CHEMEZOV	*1952*
Collective Executive Body has not been formed		
Individual Executive Body - The Corporation President		
	Alexej Innokentyevich FEDOROV	*1952*

The Corporation Executive Bodies Content for the period from the 23rd May 2003 till the 26th June 2004

Pos. Nos.	Family Name, First Name, Name after Father	Year of Birth
Board of Directors		
1.	*Valerij Borisovich BEZVERHIJ – Chairman*	*1959*
2.	*Valentin Vladimirovich BOYEV*	*1936*
3.	*Oleg Fyodorovuch DEMCHENKO*	*1944*
4.	*Alexandr Gennadyevich YEFANOV*	*1956*
5.	*Alexandr Nikolayevich KLEMENTYEV*	*1955*
6.	*Vladimir Vasilyevich KOVALJKOV*	*1952*
7.	*Viktor Anatolyevich KOBZEV*	*1949*
8.	*Alexej Konstantinovich PONOMARYOV*	*1959*
9.	*Alexej Innokentyevich FEDOROV*	*1952*
10.	*Sergej Viktorovich TSIVILEV*	*1961*
11.	*Alexandr Konstantinovich CHICHIKOV*	*1947*
Collective Executive Body has not been formed		
Individual Executive Body - The Corporation President		
12.	*Alexej Innokentyevich FEDOROV*	*1952*

The Corporation Executive Bodies Content for the period from the 24rd May 2002 till the 23th June 2003

Pos. Nos.	Family Name, First Name, Name after Father	Year of Birth
Board of Directors		
1.	*Valerij Borisovich BEZVERHIJ – Chairman*	*1959*
2.	*Sergej Dmitriyevich BODRUNOV*	*1958*
3.	*Alexandr Nikolayevich KLEMENTYEV*	*1955*
4.	*Vladimir Vasilyevich KOVALJKOV*	*1952*
5.	*Viktor Anatolyevich KOBZEV*	*1949*
6.	*Mikhail Vadimovich KORZHUYEV*	*1955*
7.	*Igor Vladimirovich KRUGLYAKOV*	*1959*
8.	*Alexej Innokentyevich FEDOROV*	*1952*
9.	*Sergej Viktorovich TSIVILEV*	*1961*
10.	*Alexandr Alexeyevich VEPRYEV*	*1951*
11.	*Alexandr Konstantinovich CHICHIKOV*	*1947*
Collective Executive Body (the Executive Committee, Direction): has not been foreseen by the Charter		
Individual Executive Body – The Corporation President		
	Alexej Innokentyevich FEDOROV	*1952*

4. Information about the authority of the Company:

4.1. Information about the persons being the members of the Board of Directors:

Oleg Fyodorovuch DEMCHENKO
Year of birth: *1944*
Educational background: *higher education, Kujbyshevsky Aviation Institute (1968)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1994 - 2003*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President – Director General*

Period: *2003 – 2005*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *Chairman of the Board of Directors*

Period: *2003 – at present*

Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President*

Period: *2003 – at present*
Organization: *Irkut Corporation*
Position: the member of the *Board of Directors*

Period: *2004 – 2005*
Organization: *Irkut Corporation*
Position: *Chairman of the Board of Directors*

Period: *2005 – at present*
Organization: *Irkut Corporation*
Position: *The Corporation President, the Chairman* of the *Collective Executive Body,* member of the *Board of Directors*

Valerij Borisovich BEZVERHIJ
Year of birth: *1959*
Educational background: *higher education, Ukrainsky University of Water Industry Engineers (1981), All-Russian Foreign Trade Academy (1991)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2001*
Organization: *CJSC FTK*
Position: *The Corporation President, member of the Board of Directors*

Period: *2001 - 2002*
Organization: *OJSC Irkutskoye Aviation Industrial Unity*
Position: *the Corporation Vice- President,*

Period: *2003 - 2004*
Organization: *Irkut Corporation*
Position: *Senior Vice-President of the Corporation for business planning and development*

Period: *2004 - 2005*
Organization: *Irkut Corporation*
Position: *The first Vice-President of the Corporation*

Period: *2003 - 2004*
Organization: *CJSC "Beta Air"*
Position: the *member of the Board of Directors*

Period: *2000 - 2004*
Organization: *CJSC "OKB Russian Avionics"*
Position: the *member of the Board of Directors*

Period: *2000 - at present*
Organization: *OJSC "TANTK im. Beriev"*
Position: the *member of the Board of Directors*

Period: *2004 – at present*
Organization: *CJSC "OKB Russian Avionics"*
Position: the *Chairman of the Board of Directors*

Period: *2003 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: the *member of the Board of Directors*

Period: *2004 – at present*
Organization: *CJSC "ITELA"*

Position: the *member of the Board of Directors*

Period: *2004 – at present*
Organization: *CJSC "IrkutAviaStep"*
Position: the *Chairman of the Board of Directors*

Period: *2002 - at present*
Organization: *Irkut Corporation*
Position: the *member of the Board of Directors*

Period: *2004 - at present*
Organization: *Irkut Corporation*
Position: the *member of the Collective Executive Body*

Mikhail Aslanovich POGOSYAN
Year of birth: *1956*
Educational background: *higher education, Moscow Aviation Institute (1978)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2003*
Organization: PE *"AVPK SUKHOJ"*
Position: *Director General*

Period: *2003 – at present*
Organization: *OJSC SUKHOJ Company*
Position: *Director General*

Period: *2004 - at present*
Organization: *Irkut Corporation*
Position: *member of the Board of Directors*

Period: *2002 - at present*
Organization: *OJSC SUKHOJ Company*
Position: *member of the Board of Directors*

Period: *2002 - at present*
Organization: *OKB im. Sukhogo*
Position: *member of the Board of Directors*

Period: *2002 - at present*
Organization: *OJSC "KnAAPO"*
Position: *member of the Board of Directors*

Maxim Vladimirovich POLETAYEV
Year of birth: *1971*
Educational background: *higher education, Yaroslavsky State University (1993)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1999 - 2002*
Organization: *Severny Bank of the Savings Bank of the Russian Federation*
Position: *Deputy Chairman of the Executive Committeeя*

Period: *2002 – at present*
Organization: *Bajkalsky Bank of the Savings Bank of the Russian Federation*
Position: *Chairman of the Executive Committee*

Period: *2004 - at present*

Organization: *Irkut Corporation*
Position: *member of the Board of Directors*

Alexej Konstantinovich PONOMARYOV
Year of birth: *1959*
Educational background: *higher education, Candidate of Technical Science, Moscow Physical and Technical Institute (1982), Military Academy of Peter the Great (1993), State University – Higher Economics School (1996)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1999-2002*
Organization: *OJSC Aviation Scientific and Technical Complex of A.N. TUPOLYEV*
Position: *member of the Board of Directors*

Period: *1992 - at present*
Organization: *SOE Interdepartamental Analytical Center*
Position: *Director*

Period: *2000 - at present*
Organization: *Institute for Training and Retraining of Defense Industry Specialists State University - Higher Economics School*
Position: *Scientific manager of the Institute*

Period: *2003 - at present*
Organization: *Irkut Corporation*
Position: *member of the Board of Directors*

Alexej Innokentyevich FEDOROV
Year of birth: *1952*
Educational background: *higher education, Irkutsky Polytechnical Institute (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2002*
Organization: *OJSC Irkutskoye Aviation Industrial Unity*
Position: *The Corporation President*

Period: *2002 - 2005*
Organization: *Irkut Corporation*
Position: *The Corporation President*

Period: *1998 - 2005*
Organization: *Irkut Corporation*
Position: *member of the Board of Directors*

Period: *2005 – at present*
Organization: *Irkut Corporation*
Position: *Chairman of the Board of Directors*

Period: *2005 – at present*
Organization: *OJSC "TANTK im. Beriev"*
Position: *Chairman of the Board of Directors*

Period: *2005 – at present*
Organization: *CJSC "FTK Company"*
Position: *Chairman of the Board of Directors*

Period: *2005 – at present*
Organization: *OJSC "MPO im. Rumyantsev"*
Position: *member of the Board of Directors*

Period: *2004 – 2005*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: the *member of the Board of Directors*

Period: *2004 – at present*
Organization: *RSK "MIG"*
Position: *General Director*

Period: *2005 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Chairman of the Board of Directors*

Share in the Corporation authorized capital is *0.00039%*

Sergej Victorovich CHEMEZOV
Year of birth: *1952*
Educational background: *higher education, Irkutsky Institute of National economy (1975), RF Armed Forces General Staff Military Academy (2001).*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 - 2004*
Organization: *SOE ROSOBORONEXPORT*
Position: *First Deputy Director General*

Period: *1999 - 2001*
Organization: *SOE PROMEXPORT*
Position: *Director General*

Period: *2005 – at present*
Organization: *Irkut Corporation*
Position: *Member of the Board of Directors*

Period: *2004 – at present*
Organization: *SOE ROSOBORONEXPORT*
Position: *Director General*

Vladimir Vasilievich KOVALKOV
Year of birth: *1952*
Educational background: *higher education, Irkutsky Polytechnical Institute (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 - 2002*
Organization: *OJSC "IAPO"*
Position: *Director General*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *Member of the Board of Directors*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *Member of Collective Executive Body*

Period: *2005 – at present*
Organization: *Non-governmental pension fund "Irkut"*
Position: *The Chairman of the Supervisory board*

Period: *2004 – at present*
Organization: *CJSC "TEHSERVISAVIA"*
Position: *Chairman of the Board of Directors*

Period: *2004 – at present*
Organization: *CJSC "ATS - 32"*
Position: *Member of the Board of Directors*

Period: *2004 – at present*
Organization: *OJSC "TANTK im. Beriev"*
Position: *Member of the Board of Directors*

Period: *2004 – at present*
Organization: *LLC "IRKUT - TEKS"*
Position: *The member of the Supervisory board*

Sergej Viktorovich Tsivilev
Year of birth: *1961*
Educational background: *higher education, Irkutsky Polytechnical Institute (1983), Academy of International Business (1996)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows: .

Period: *1998 – 2001*
Organization: *CJSC "FTK Company"*
Position: *Vice - president*

Period: *2001 – 2004*
Organization: *Irkut Corporation*
Position: *Senior Vice - president*

Period: *2004 – 2004*
Organization: *Irkut Corporation*
Position: *Senior Vice – president (corporate economics and finances)*

Period: *2004 – at present*
Organization: *NE "RSK MIG"*
Position: *Member of the Board of Directors*

4.2. Information about the persons being the members of the Collective Executive Body:

Valerij Borisovich BEZVERHIJ
Year of birth: *1959*
Educational background: *higher education, Ukrainsky University of Water Industry Engineers (1981), All-Russian Foreign Trade Academy (1991)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2001*
Organization: *CJSC FTK*
Position: *The Corporation President, member of the Board of Directors*

Period: *2001 - 2002*
Organization: *OJSC Irkutskoye Aviation Industrial Unity*
Position: *the Corporation Vice- President,*

Period: *2003 - 2004*

Organization: *Irkut Corporation*
Position: *Senior Vice-President of the Corporation for business planning and development*

Period: *2004 - 2005*
Organization: *Irkut Corporation*
Position: *The first Vice-President of the Corporation*

Period: *2003 - 2004*
Organization: *CJSC "Beta Air"*
Position: the *member of the Board of Directors*

Period: *2000 - 2004*
Organization: *CJSC "OKB Russian Avionics"*
Position: the *member of the Board of Directors*

Period: *2000 - at present*
Organization: *OJSC "TANTK im. Beriev"*
Position: the *member of the Board of Directors*

Period: *2004 – at present*
Organization: *CJSC "OKB Russian Avionics"*
Position: the *Chairman of the Board of Directors*

Period: *2003 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: the *member of the Board of Directors*

Period: *2004 – at present*
Organization: *CJSC "ITELA"*
Position: the *member of the Board of Directors*

Period: *2004 – at present*
Organization: *CJSC "IrkutAviaStep"*
Position: the *Chairman of the Board of Directors*

Period: *2002 - at present*
Organization: *Irkut Corporation*
Position: the *member of the Board of Directors*

Period: *2004 - at present*
Organization: *Irkut Corporation*
Position: the *member of the Collective Executive Body*

Oleg Fyodorovuch DEMCHENKO
Year of birth: *1944*
Educational background: *higher education, Kujbyshevsky Aviation Institute (1968)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1994 - 2003*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President – Director General*

Period: *2003 – 2005*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *Chairman of the Board of Directors*

Period: *2003 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President*

Period: *2003 – at present*

Organization: *Irkut Corporation*
Position: the member of the *Board of Directors*

Period: *2004 – 2005*
Organization: *Irkut Corporation*
Position: *Chairman of the Board of Directors*

Period: *2005 – at present*
Organization: *Irkut Corporation*
Position: *The Corporation President, the Chairman* of the *Collective Executive Body,* member of the *Board of Directors*

Sergej Ivanovich Vasilenko
Year of birth: *1956*
Educational background: *higher education, Kharkovskij Aviation Institute (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 – at present*
Organization: *IAZ (Branch of Irkut Corporation)*
Position: *Production Director*

Period: *2004 – at present*
Organization: *NGPF "Irkut"*
Position: *The member of the supervisory board*

Period: *2004 – at present*
Organization: *CJSC "Aerocom"*
Position: *The member of the Board of Directors*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *the member of the Collective Executive Body*

Alexander Vasilievich Veprev
Year of birth: *1951*
Educational background: *higher education, Irkutsky Polytechnical Institute (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 – at present*
Organization: *Irkut Corporation*
Position: *Technical Director*

Period: *2004 – at present*
Organization: *CJSC "Aerocom"*
Position: *The member of the Board of Directors*

Period: *2004 – at present*
Organization: *LLC "Irkut – Stanko-service"*
Position: *The Chairman of the supervisory board*

Period: *2004 – at present*
Organization: *LLC "Energocenter "Irkut"*
Position: *The Chairman of the supervisory board*

Period: *2004 – at present*
Organization: *Irkut Corporation*

Position: *the member of the Collective Executive Body*

Nikolaj Nikolaevich Dolgenkov
Year of birth: *1956*
Educational background: *higher education, Moskovskij ordena Lenina aviacionnyj Institute im. Ordgonikidze (1980)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 – 2001*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The First deputy of the Director*

Period: *2001 – 2002*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The General designer*

Period: *2002 – 2003*
Organization: *OJSC "OKB Sukhogo"*
Position: *The General designer – the Director oh the programs*

Period: *2003 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The First deputy of the Director - General designer, Technical Director*

Period: *2004 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The member of the Board of Directors*

Period: *2005 – at present*
Organization: *CJSC "Russian Avionics"*
Position: *The member of the Board of Directors*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *the member of the Collective Executive Body*

Viktor Anatolievich KOBZEV
Year of birth: *1949*
Educational background: *higher education, Moskovskij aviacionnyj Institute (1978)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 – 2001*
Organization: *CJSC "Beta Air"*
Position: *The First deputy of the Director*

Period: *2002 – 2003*
Organization: *CJSC "TANTK im. Berieva"*
Position: *The First deputy of the Director, the member of the Board of Directors*

Period: *2002 – at present*
Organization: *CJSC "TANTK im. Berieva"*
Position: *The General Director, the member of the Board of Directors*

Period: *2002 – at present*
Organization: *CJSC "Beta Air"*
Position: *The member of the Board of Directors*

Period: *2004 – at present*

Organization: *CJSC "IrkutAviaStep"*
Position: *The member of the Board of Directors*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *the member of the Collective Executive Body*

Vladimir Vasilievich KOVALKOV
Year of birth: *1952*
Educational background: *higher education, Irkutsky Polytechnical Institute (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 - 2002*
Organization: *OJSC "IAPO"*
Position: *Director General*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *Member of the Board of Directors*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *Member of Collective Executive Body*

Period: *2005 – at present*
Organization: *Non-governmental pension fund "Irkut"*
Position: *The Chairman of the Supervisory board*

Period: *2004 – at present*
Organization: *CJSC "TEHSERVISAVIA"*
Position: *Chairman of the Board of Directors*

Period: *2004 – at present*
Organization: *CJSC "ATS - 32"*
Position: *Member of the Board of Directors*

Period: *2004 – at present*
Organization: *OJSC "TANTK im. Beriev"*
Position: *Member of the Board of Directors*

Period: *2004 – at present*
Organization: *LLC "IRKUT - TEKS"*
Position: *The member of the Supervisory board*

Vladimir Nilovich SAUTOV
Year of birth: *1954*
Educational background: *higher education, Leningradskij Gosudarstvennyj University (1977)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2002*
Organization: *NGF Fond Sotrudnichestva "Russia - ASEAN"*
Position: *Director General*

Period: *2002 – 2004*
Organization: *Irkut Corporation*
Position: *External relation Vice-President*

Period: *2005– at present*

Organization: *Irkut Corporation*
Position: *Marketing and external relation Vice-President*

Period: *2004– at present*
Organization: *Irkut Corporation*
Position: *Member of Collective Executive Body*

Sergej Konstantinovich SMEKHOV
Year of birth: *1965*
Educational background: *higher education, Moskovskij Institute stali i splavov (1987)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2001*
Organization: *CJSC "FTK Company"*
Position: *Accountant general*

Period: *2001– 2004*
Organization: *Irkut Corporation*
Position: *The Head of internal audit and tax planning Department*

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: *Accountant general*

Period: *2004– at present*
Organization: *Irkut Corporation*
Position: *Member of Collective Executive Body*

Period: *2004– at present*
Organization: *CJSC "Beta air"*
Position: *Member of Board of Directors*

Vladimir L'vovich CHIRIKOV
Year of birth: *1950*
Educational background: *higher education, Moskovskij Institute legkoj promyshlennosti (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2001*
Organization: *CJSC "FTK Company"*
Position: *Corporate finance, re-engineering and investing designing Vice-President*

Period: *2001– 2004*
Organization: *Irkut Corporation*
Position: *The Head of Corporate development Department*

Period: *2004– at present*
Organization: *Irkut Corporation*
Position: *Corporate economy Vice-president*

Period: *2004– 2005*
Organization: *CJSC "Beta air"*
Position: *Member of Board of Directors*

Period: *2004– at present*
Organization: *CJSC "ITELA"*
Position: *Member of Board of Directors*

Period: *2004– at present*

Organization: *CJSC "IrkutAviaStep"*
Position: *Member of Board of Directors*

Period: *2004– at present*
Organization: *CJSC "TANTK im. Berieva"*
Position: *Member of Board of Directors*

Period: *2004– at present*
Organization: *Irkut Corporation*
Position: *Member of Collective Executive Body*

Period: *2004– at present*
Organization: *CJSC "IrkutAviaStep"*
Position: *Member of Board of Directors*

Period: *2004 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The member of the Board of Directors*

Dmitrij Anatolievich ELISEEV
Year of birth: *1969*
Educational background: *higher education, Moskovskij Gosudarstvennyj Technicheskij Universitet im. Baumana (1992)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 - 2001*
Organization: *CJSC "FTK Company"*
Position: *Vice-President, The Head of finance Department*

Period: *2001– 2003*
Organization: *Irkut Corporation*
Position: *The Head of Corporate finance Department*

Period: *2003– at present*
Organization: *Irkut Corporation*
Position: *Corporate finance Vice-president*

Period: *2004– at present*
Organization: *Irkut Corporation*
Position: *Member of Collective Executive Body*

Period: *2005 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The member of the Board of Directors*

Period: *2005– at present*
Organization: *CJSC "Beta air"*
Position: *The Chairman of Board of Directors*

4.3. The President of the Company

Oleg Fyodorovuch DEMCHENKO
Year of birth: *1944*
Educational background: *higher education, Kujbyshevsky Aviation Institute (1968)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1994 - 2003*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President – Director General*

Period: *2003 – 2005*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *Chairman of the Board of Directors*

Period: *2003 – at present*
Organization: *OJSC OKB of A.S. YAKOVLEV*
Position: *The Corporation President*

Period: *2003 – at present*
Organization: *Irkut Corporation*
Position: the member of the *Board of Directors*

Period: *2004 – 2005*
Organization: *Irkut Corporation*
Position: *Chairman of the Board of Directors*

Period: *2005 – at present*
Organization: *Irkut Corporation*
Position: *The Corporation President, the Chairman* of the *Collective Executive Body,* member of the *Board of Directors*

5. Information about remuneration, preferences and/or compensation of expenses for each Executive body

Remuneration including salaries and wages, bonuses, commission, preferences and/or expenses compensation for IRKUT Board of Directors of the Corporation members for 2002 and 2003 were not paid; other material provisions were not maintained.

Remuneration for IRKUT Board of Directors of the Corporation members starting from 2004 have been regulated by Provisions for Remuneration of IRKUT Corporation Directors approved by the General Corporation Shareholders' Meeting on 26.06.2004.

Remuneration for IRKUT Board of Directors paid by the end of year 2004 is 1,57 million rubles.

6. Information on the structure and competence of the bodies controlling financial and economical activities of the Corporation

In accordance with Item 11.2 of the Charter the following bodies perform control over the Corporation financial and economical activities: the Corporation Auditing Committee and the Corporation Auditor.

6.1. Information about the Corporation Auditing Committee

Procedure of the Auditing Committee performance shall be implemented in accordance with the Provision for Performance of the Corporation Auditing Committee approved by the General Corporation Shareholders' Meeting on 26.06.2004.

In accordance with the Corporation Charter the procedure shall be as follows:

22.2. The Auditing Committee is elected at the annual General Shareholders' Meeting by simple majority vote of shareholders participating in the meeting according to procedure specified in the Regulation of Auditing Committee of the Company for the period till the following annual General Shareholders' Meeting, the number of members is determined in the Regulation of Auditing Committee. The term of powers of the Auditing Committee is from the date of its election by the General Shareholders' Meeting till the date of election of the new membership of the Auditing Committee.

22.3. Powers of individual members or the whole Auditing Committee can be terminated ahead of time upon Decision of the General Shareholders' Meeting for the reasons and in accordance with procedure specified in the Regulation of Auditing Committee.

If the number of members of the Auditing Committee becomes less than a half of those specified in the Regulation of Auditing Committee of the Company the Board of directors must convene an extraordinary General Shareholders' Meeting to elect the new membership of the Auditing Committee. The remaining

members of the Auditing Committee perform their functions until the new membership is elected at an extraordinary General Shareholders' Meeting.

22.4. A member of the Auditing Committee can be a shareholder or any person suggested by a shareholder. Members of the Auditing Committee of the Company cannot simultaneously be members of the Board of Directors, the individual executive body (the President), members of the collective executive body (the Executive committee) or members of the Liquidation commission. Shares owned by the members of the Board of Directors or persons holding posts in the executive bodies of the Company cannot participate in voting during elections of the members of the Auditing Committee.

22.5. Scrutiny (audit) of financial and economic activities of the Company considers results of the Company annual activities. Scrutiny (audit) of financial and economic activities of the Company is also performed at any time:

- on initiative of the Auditing Committee itself;
- upon Decision of the General Shareholders' Meeting;
- upon Decision of the Board of directors of the Company;
- upon Decision of the Executive committee of the Company;
- on request of a shareholder (shareholders) who own together no less than 10% (ten per cent) of the Company voting shares.

22.6. On request of the Auditing Committee the persons holding posts in the management bodies of the Company must submit documents on financial and economic activities of the Company.

22.7. The Auditing Committee of the Company is entitled to demand an extraordinary convening of the General Shareholders' Meeting in accordance with Clause 55 of the Federal law "On joint stock companies".

22.8. Upon Decision of the General Shareholders' Meeting fee earnings and (or) refund of charges dealing with execution of their duties can be paid to the members of the Auditing Committee. The amount of such fees and refunds is determined by Decision of the General Shareholders' Meeting in accordance with internal documents of the Company.

6.2. System of internal control over financial and economical activities of the Company

Aiming at accomplishment of internal control over financial and economical activities in August 2001 the Internal Auditing and Taxation Planning Department was formed.

Key officers of the Department:

Evgenij Genrihovich MALETSKIJ – The Head of internal Audit Department

The main functions of the Internal Audit Department are as follows:

- Taxation policies elaboration and management.
- Taxation payment mode optimization schemes elaboration.
- Taxation planning for the purpose of budget management.
- Taxation development work on contracts and agreements.
- Internal auditing of the subdivisions:
- Elaboration of normative documents required for internal auditing of the subdivision;
- Control over the activities of internal auditing subdivisions;
- Analysis of materials and components suppliers market opportunities;
- Analysis of uniform purchase pricing policies;
- Expert examination of contracts concluded on initiative of the Corporation Financial and Economical Direction subdivisions with suppliers of materials and components from the point of view of expenses and payment terms optimization;
- Selection of optimal suppliers' and contractors' optimal relationship schemes;
- Organization and implementation of the Corporation subdivisions financial analysis;
- Preparation of consolidated Accounting and Financial Report of the Corporation.
- Methodical help maintenance for subdivisions of the Corporation Financial and Economical Direction as regards issues of accounting and taxation control;
- Accomplishment of single consultations for the Corporation employees.

The Department shall report to the Senior Vice-President of the Corporation in charge of corporative economics and finance.

Cooperation with executive bodies of the Corporation management – preparation of information related to financial and economical activities upon the assignment of the executive body.

Cooperation with the Board of Directors – preparation of information as regards financial and economical activities upon the Board of Directors assignment.

Cooperation with the Corporation external Auditor – rendering assistance in auditing accomplishment.

The Corporation internal document setting the rules helping to avoid utilization of classified (inside) information:

7. Information about the persons included into the bodies controlling financial and economical activities of the Issuer

Nadezhda Vladimirovna IVANOVA
Year of birth: *1955*
Educational background: *higher education, Irkutsky Institute of National Economy (1977)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 – at present*
Organization: *Irkut Corporation*
Position: *Chief of Internal Audit Department*

Period: *1998 – at present*
Organization: *Irkut Corporation*
Position: *member of the Auditing Committee*

Vasilij Vasilyevich KANASHENOK
Year of birth: *1963*
Educational background: *higher education, Irkutsky State University (1989), Irkutskaya State Economical Academy (1997)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1994 – at present*
Organization: *Irkut Corporation*
Position: *Chief of Property Management Department*

Period: *1998 - – at present*
Organization: *Irkut Corporation*
Position: *member of the Auditing Committee*

Vladislav Vladimirovich IONUSHAS
Year of birth: *1944*
Educational background: *вhigher education, Irkutsky Polytechnic Institute (1966), Irkutsky Institute of National Economy (1980)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2004 – at present*
Organization: *Irkut Corporation*
Position: member of the Auditing Committee

Period: *2004 - – at present*
Organization: *Irkut Corporation*
Position: *Deputy Chief of the Administrative Department*

Period: 1994-2004
Organization: *Irkut Corporation*
Position: *Chief of Administrative Department*

Period: *2002 – at present*
Organization: *CJSC "ITELA"*
Position: *The member of the board of Directors*

Share in the Corporation authorized capital is *0.2%*

Kirill Valentinovich BRUSHKOV
Year of birth: *1962*
Educational background: *вhigher education, Moskovskij ingenernio – fizicheskiy Institute (1985)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 – 2001*
Organization: *LLC "International Institute of construction"*
Position: *The Head of Investment projects Department*

Period: *1999 - 2000*
Organization: *OJSC "Sukhoj Company"*
Position: *Legal adviser General*

Period: *1999 - 2000*
Organization: *OJSC "Sukhoj Company"*
Position: *Senior Legal adviser*

Period: *2002 - 2004*
Organization: *Moreville Management Ltd*
Position: *Consultant*

Period: *2001 – at present*
Organization: *CJSC "FTK Company"*
Position: *The Head of Corporate finance Department*

Period: *2001 – at present*
Organization: *Irkut Corporation*
Position: *member of the Auditing Committee*

Period: *2004 – at present*
Organization: *CJSC "Finance - Analytic"*
Position: *Legal adviser*

Eugenij Genrihovich MALETSKIJ
Year of birth: *1957*
Educational background: *вhigher education, Gosudarstvennaya finansovaya Akademiya*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1996 - 2004*
Organization: *CJSC "BDO UNIKON"*
Position: *The Head of Investment projects Department*

Period: *2004 - 2005*
Organization: *LLC "Dionis Club"*
Position: *The Head of Investment projects Department*

Period: *2005 – at present*
Organization: *Irkut Corporation*
Position: *member of the Auditing Committee*

Period: *2005 – at present*
Organization: *Irkut Corporation*
Position: *The Head of Internal Audit Department*

8. Information about remuneration, preferences and/or compensation of expenses as regards the body controlling financial and economical activities of the Issuer

Remuneration including wages and salaries, bonuses, commission, preferences and/or compensation of expenses to IRKUT Corporation Auditing Committee members for 2002 and 2003 were not paid; other property compensations were not granted.

Remuneration to IRKUT Corporation Auditing Committee members starting from 2004 have been regulated by Provision for payment of remuneration and compensations to the Auditing Committee members, this Provision being approved by the General Corporation Shareholders' Meeting dated 26.06.2004.

Remuneration to IRKUT Corporation Auditing Committee members paid by the end year 2004 is 68 thousands of rubles.

9. Information about commercial organizations in which the Company owns at least 5 per cent of the authorized capital stock or at least 5 per cent of shares.

By the end 3rd quarter 2004

1. Full and abbreviated Company names: Non-Governmental Pension Fund Irkut, NPF Irkut
Location: Russia, 664020 Irkutsk, Novatorov street., 3
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

2. Full and abbreviated Company names: Close joint-stock company "BETA AIR", CJSC "BETA AIR"
Location: Russia, 347922, Rostovskaya Region, Taganrog, Shmidta street, 16
Share of the Company in the authorized capital of the legal entity 66.15%
Share of ordinary stocks of the enterprise held by the Company 66.15%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

3. Full and abbreviated Company names: Close joint-stock company Design Bureau "RUSSIAN AVIONICS ", CJSC OKB "RUSSIAN AVIONICS "
Location: Russia, 140160, Moscovskaya oblast, Zhukovsky, LII of GROMOV
Share of the Company in the authorized capital of the legal entity 51.1%
Share of ordinary stocks of the enterprise held by the Company 51.1%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

4. Full and abbreviated Company names: Close joint-stock company "INTELLEKTUALNYE TECHNOLOGII LETATELNYH APPARATOV", CJSC "ITELA"
Location: Russia, 152920, Yaroslavskaya oblast, Rybinsk, Bulevard Pobedy,5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: no
Share of Ordinary stocks in the authorized capital of the Company: no

5. Full and abbreviated Company names: Close joint-stock company "TECHSERVICEAVIA", CJSC "TECHSERVICEAVIA"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg.1
Share of the Company in the authorized capital of the legal entity : 51%
Share of ordinary stocks of the enterprise held by the Company : 51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

6. Full and abbreviated Company names: Close joint-stock company "Irkut AviaSTEP", CJSC Irkut AviaSTEP
Location: Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, Bldg.2
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company : 100%

Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

7. Full and abbreviated Company names: Open joint-stock company "SCIENTIFIC, RESEARCH AND DESIGN INSTITUTE OF MEASUREMENT INSTRUMENTATION FOR MECHANICAL ENGINEERING", OJSC "NII izmerenija"
Location: Russia, 129626, Moscow, ul. Novoalexeyevskaya, 13, Bldg.1
Share of the Company in the authorized capital of the legal entity 97.96%
Share of ordinary stocks of the enterprise held by the Company 97.96%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

8. Full and abbreviated Company names: Open joint-stock company "TAGANROGSKY AVIATION SCIENTIFIC AND TECHNICAL COMPLEX OF G.M. BERIYEV", OJSC "TANTK OF G.M. BERIYEV"
Location: Russia, 347923, Taganrog, pl. Aviatorov, 1
Share of the Company in the authorized capital of the legal entity 39.57%
Share of ordinary stocks of the enterprise held by the Company 39.57%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

9. Full and abbreviated Company names: Limited Liability Company "HYDROAVIASALON", "HYDROAVIASALON" Ltd
Location: Russia, 353470, Krasnodarsky Kray, Gelendjik, ul. Solnechnaya, 3
Share of the Issuer in the commercial organization Charter share capital (chare fund) is 30%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

10. Full and abbreviated Company names: Close joint-stock Company ATS-32, CJSC ATS-32
Location: Russia 664002, Irkutsk, ul. Mira, 94
Share of the Company in the authorized capital of the legal entity 27%
Share of ordinary stocks of the enterprise held by the Company 27%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

11. Full and abbreviated Company names: Close joint-stock Company "COMPANY FTK", CJSC "COMPANY FTK"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg. 1
Share of the Company in the authorized capital of the legal entity : 9.47%
Share of ordinary stocks of the enterprise held by the Company 9.47%
Share of participation in the authorized capital of the Company is 20.35%
Share of Ordinary stocks in the authorized capital of the Company is 20.35%

12. Full and abbreviated Company names: Close joint-stock Company "AEROKOM", CJSC AEROKOM
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 8.4%
Share of ordinary stocks of the enterprise held by the Company : 8.4%
Share of participation in the authorized capital of the Company : 10.18%
Share of Ordinary stocks in the authorized capital of the Company: 10.18%

13. Full and abbreviated Company names: Open joint-stock Company "Machine-Building Industrial Unity of I. RUMYANTSEV", OJSC "MPO of I. RUMYANTSEV"
Location: Russia, 127015, Moscow, ul. Raskovoj, 34
Share of the Company in the authorized capital of the legal entity 9.05%
Share of ordinary stocks of the enterprise held by the Company 12.07%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

14. Full and abbreviated Company names: Open joint-stock Company "Design Bureau of A.S. YAKOVLEV", OJSC "OKB of A.S. YAKOVLEV"
Location: Russia, 125315, Moscow, Leningradsky Pr., 68
Share of the Company in the authorized capital of the legal entity : 75.46%
Share of ordinary stocks of the enterprise held by the Company : 71.51%
Share of participation in the authorized capital of the Company : no

Share of Ordinary stocks in the authorized capital of the Company: no

15. Full and abbreviated Company names: Open joint-stock Company "TAGANROG AVIATION"
Location: Russia 347923, Rostovskaya Oblast, Taganrog, Pl. Aviatorov,1
Share of the Company in the authorized capital of the legal entity 8.068%
Share of ordinary stocks of the enterprise held by the Company 8.068%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

By the end year 2004

1. Full and abbreviated Company names: Non-Governmental Pension Fund Irkut, NPF Irkut
Location: Russia, 664020 Irkutsk, Novatorov street., 3
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

2. Full and abbreviated Company names: Close joint-stock company "BETA AIR", CJSC "BETA AIR"
Location: Russia, 347922, Rostovskaya Region, Taganrog, Shmidta street, 16
Share of the Company in the authorized capital of the legal entity 66.15%
Share of ordinary stocks of the enterprise held by the Company 66.15%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

3. Full and abbreviated Company names: Close joint-stock company Design Bureau "RUSSIAN AVIONICS ", CJSC OKB "RUSSIAN AVIONICS "
Location: Russia, 140160, Moscovskaya oblast, Zhukovsky, LII of GROMOV
Share of the Company in the authorized capital of the legal entity 51.1%
Share of ordinary stocks of the enterprise held by the Company 51.1%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

4. Full and abbreviated Company names: Close joint-stock company "INTELLEKTUALNYE TECHNOLOGII LETATELNYH APPARATOV", CJSC "ITELA"
Location: Russia, 152920, Yaroslavskaya oblast, Rybinsk, Bulevard Pobedy,5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: no
Share of Ordinary stocks in the authorized capital of the Company: no

5. Full and abbreviated Company names: Close joint-stock company "TECHSERVICEAVIA", CJSC "TECHSERVICEAVIA"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg.1
Share of the Company in the authorized capital of the legal entity : 51%
Share of ordinary stocks of the enterprise held by the Company : 51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

6. Full and abbreviated Company names: Close joint-stock company "Irkut AviaSTEP", CJSC Irkut AviaSTEP
Location: Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, Bldg.2
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

7. Full and abbreviated Company names: Open joint-stock company "SCIENTIFIC, RESEARCH AND DESIGN INSTITUTE OF MEASUREMENT INSTRUMENTATION FOR MECHANICAL ENGINEERING", OJSC "NII izmerenija"
Location: Russia, 129626, Moscow, ul. Novoalexeyevskaya, 13, Bldg.1
Share of the Company in the authorized capital of the legal entity 97.96%
Share of ordinary stocks of the enterprise held by the Company 97.96%

Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

8. Full and abbreviated Company names: Open joint-stock company "TAGANROGSKY AVIATION SCIENTIFIC AND TECHNICAL COMPLEX OF G.M. BERIYEV", OJSC "TANTK OF G.M. BERIYEV"
Location: Russia, 347923, Taganrog, pl. Aviatorov, 1
Share of the Company in the authorized capital of the legal entity 39.57%
Share of ordinary stocks of the enterprise held by the Company 39.57%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

9. Full and abbreviated Company names: Limited Liability Company "HYDROAVIASALON", "HYDROAVIASALON" Ltd
Location: Russia, 353470, Krasnodarsky Kray, Gelendjik, ul. Solnechnaya, 3
Share of the Issuer in the commercial organization Charter share capital (chare fund) is 30%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

10. Full and abbreviated Company names: Close joint-stock Company ATS-32, CJSC ATS-32
Location: Russia 664002, Irkutsk, ul. Mira, 94
Share of the Company in the authorized capital of the legal entity 27%
Share of ordinary stocks of the enterprise held by the Company 27%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

11. Full and abbreviated Company names: Close joint-stock Company "AEROKOM", CJSC AEROKOM
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 8.4%
Share of ordinary stocks of the enterprise held by the Company : 8.4%
Share of participation in the authorized capital of the Company : 10.18%
Share of Ordinary stocks in the authorized capital of the Company: 10.18%

12. Full and abbreviated Company names: Open joint-stock Company "Machine-Building Industrial Unity of I. RUMYANTSEV", OJSC "MPO of I. RUMYANTSEV"
Location: Russia, 127015, Moscow, ul. Raskovoj, 34
Share of the Company in the authorized capital of the legal entity 7.15%
Share of ordinary stocks of the enterprise held by the Company 9.53%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

13. Full and abbreviated Company names: Open joint-stock Company "Design Bureau of A.S. YAKOVLEV", OJSC "OKB of A.S. YAKOVLEV"
Location: Russia, 125315, Moscow, Leningradsky Pr., 68
Share of the Company in the authorized capital of the legal entity : 75.46%
Share of ordinary stocks of the enterprise held by the Company : 71.51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

14. Full and abbreviated Company names: Open joint-stock Company "TAGANROG AVIATION"
Location: Russia 347923, Rostovskaya Oblast, Taganrog, Pl. Aviatorov,1
Share of the Company in the authorized capital of the legal entity 8.068%
Share of ordinary stocks of the enterprise held by the Company 8.068%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

15. Full and abbreviated Company names: Close joint-stock Company "COMPANY FTK", CJSC "COMPANY FTK"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg. 1
Share of the Company in the authorized capital of the legal entity : 9.47%
Share of ordinary stocks of the enterprise held by the Company 9.47%
Share of participation in the authorized capital of the Company is 20.35%
Share of Ordinary stocks in the authorized capital of the Company is 20.35%

By the end 1st quarter 2005

1. Full and abbreviated Company names: Non-Governmental Pension Fund Irkut, NPF Irkut
Location: Russia, 664020 Irkutsk, Novatorov street., 3
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

2. Full and abbreviated Company names: Close joint-stock company "BETA AIR", CJSC "BETA AIR"
Location: Russia, 347922, Rostovskaya Region, Taganrog, Shmidta street, 16
Share of the Company in the authorized capital of the legal entity 66.15%
Share of ordinary stocks of the enterprise held by the Company 66.15%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

3. Full and abbreviated Company names: Close joint-stock company Design Bureau "RUSSIAN AVIONICS ", CJSC OKB "RUSSIAN AVIONICS "
Location: Russia, 140160, Moscovskaya oblast, Zhukovsky, LII of GROMOV
Share of the Company in the authorized capital of the legal entity 51.1%
Share of ordinary stocks of the enterprise held by the Company 51.1%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

4. Full and abbreviated Company names: Close joint-stock company "INTELLEKTUALNYE TECHNOLOGII LETATELNYH APPARATOV", CJSC "ITELA"
Location: Russia, 152920, Yaroslavskaya oblast, Rybinsk, Bulevard Pobedy,5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: no
Share of Ordinary stocks in the authorized capital of the Company: no

5. Full and abbreviated Company names: Close joint-stock company "TECHSERVICEAVIA", CJSC "TECHSERVICEAVIA"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg.1
Share of the Company in the authorized capital of the legal entity : 51%
Share of ordinary stocks of the enterprise held by the Company : 51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

6. Full and abbreviated Company names: Close joint-stock company "Irkut AviaSTEP", CJSC Irkut AviaSTEP
Location: Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, Bldg.2
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

7. Full and abbreviated Company names: Open joint-stock company "SCIENTIFIC, RESEARCH AND DESIGN INSTITUTE OF MEASUREMENT INSTRUMENTATION FOR MECHANICAL ENGINEERING", OJSC "NII izmerenija"
Location: Russia, 129626, Moscow, ul. Novoalexeyevskaya, 13, Bldg.1
Share of the Company in the authorized capital of the legal entity 97.96%
Share of ordinary stocks of the enterprise held by the Company 97.96%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

8. Full and abbreviated Company names: Open joint-stock company "TAGANROGSKY AVIATION SCIENTIFIC AND TECHNICAL COMPLEX OF G.M. BERIYEV", OJSC "TANTK OF G.M. BERIYEV"
Location: Russia, 347923, Taganrog, pl. Aviatorov, 1
Share of the Company in the authorized capital of the legal entity 39.57%
Share of ordinary stocks of the enterprise held by the Company 39.57%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

9. Full and abbreviated Company names: Limited Liability Company "HYDROAVIASALON", "HYDROAVIASALON" Ltd
Location: Russia, 353470, Krasnodarsky Kray, Gelendjik, ul. Solnechnaya, 3
Share of the Issuer in the commercial organization Charter share capital (chare fund) is 30%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

10. Full and abbreviated Company names: Close joint-stock Company ATS-32, CJSC ATS-32
Location: Russia 664002, Irkutsk, ul. Mira, 94
Share of the Company in the authorized capital of the legal entity 27%
Share of ordinary stocks of the enterprise held by the Company 27%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

11. Full and abbreviated Company names: Close joint-stock Company "AEROKOM", CJSC AEROKOM
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 8.4%
Share of ordinary stocks of the enterprise held by the Company : 8.4%
Share of participation in the authorized capital of the Company : 10.18%
Share of Ordinary stocks in the authorized capital of the Company: 10.18%

12. Full and abbreviated Company names: Open joint-stock Company "Machine-Building Industrial Unity of I. RUMYANTSEV", OJSC "MPO of I. RUMYANTSEV"
Location: Russia, 127015, Moscow, ul. Raskovoj, 34
Share of the Company in the authorized capital of the legal entity 7.15%
Share of ordinary stocks of the enterprise held by the Company 9.53%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

13. Full and abbreviated Company names: Open joint-stock Company "Design Bureau of A.S. YAKOVLEV", OJSC "OKB of A.S. YAKOVLEV"
Location: Russia, 125315, Moscow, Leningradsky Pr., 68
Share of the Company in the authorized capital of the legal entity : 75.46%
Share of ordinary stocks of the enterprise held by the Company : 71.51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

14. Full and abbreviated Company names: Open joint-stock Company "TAGANROG AVIATION"
Location: Russia 347923, Rostovskaya Oblast, Taganrog, Pl. Aviatorov,1
Share of the Company in the authorized capital of the legal entity 8.068%
Share of ordinary stocks of the enterprise held by the Company 8.068%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

15. Full and abbreviated Company names: Close joint-stock Company "COMPANY FTK", CJSC "COMPANY FTK"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg. 1
Share of the Company in the authorized capital of the legal entity : 9.47%
Share of ordinary stocks of the enterprise held by the Company 9.47%
Share of participation in the authorized capital of the Company is 20.35%
Share of Ordinary stocks in the authorized capital of the Company is 20.35%

By the end 2nd quarter 2005

1. Full and abbreviated Company names: Non-Governmental Pension Fund Irkut, NPF Irkut
Location: Russia, 664020 Irkutsk, Novatorov street., 3
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

2. Full and abbreviated Company names: Close joint-stock company "BETA AIR", CJSC "BETA AIR"
Location: Russia, 347922, Rostovskaya Region, Taganrog, Shmidta street, 16
Share of the Company in the authorized capital of the legal entity 66.15%
Share of ordinary stocks of the enterprise held by the Company 66.15%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

3. Full and abbreviated Company names: Close joint-stock company Design Bureau "RUSSIAN AVIONICS ", CJSC OKB "RUSSIAN AVIONICS "
Location: Russia, 140160, Moscovskaya oblast, Zhukovsky, LII of GROMOV
Share of the Company in the authorized capital of the legal entity 51.1%
Share of ordinary stocks of the enterprise held by the Company 51.1%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

4. Full and abbreviated Company names: Close joint-stock company "INTELLEKTUALNYE TECHNOLOGII LETATELNYH APPARATOV", CJSC "ITELA"
Location: Russia, 152920, Yaroslavskaya oblast, Rybinsk, Bulevard Pobedy,5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: no
Share of Ordinary stocks in the authorized capital of the Company: no

5. Full and abbreviated Company names: Close joint-stock company "TECHSERVICEAVIA", CJSC "TECHSERVICEAVIA"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg.1
Share of the Company in the authorized capital of the legal entity : 51%
Share of ordinary stocks of the enterprise held by the Company : 51%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

6. Full and abbreviated Company names: Close joint-stock company "Irkut AviaSTEP", CJSC Irkut AviaSTEP
Location: Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, Bldg.2
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company : 100%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

7. Full and abbreviated Company names: Open joint-stock company "SCIENTIFIC, RESEARCH AND DESIGN INSTITUTE OF MEASUREMENT INSTRUMENTATION FOR MECHANICAL ENGINEERING", OJSC "NII izmerenija"
Location: Russia, 129626, Moscow, ul. Novoalexeyevskaya, 13, Bldg.1
Share of the Company in the authorized capital of the legal entity 91.83%
Share of ordinary stocks of the enterprise held by the Company 91.83%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

8. Full and abbreviated Company names: Open joint-stock company "TAGANROGSKY AVIATION SCIENTIFIC AND TECHNICAL COMPLEX OF G.M. BERIYEV", OJSC "TANTK OF G.M. BERIYEV"
Location: Russia, 347923, Taganrog, pl. Aviatorov, 1
Share of the Company in the authorized capital of the legal entity 54.20%
Share of ordinary stocks of the enterprise held by the Company 54.20%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

9. Full and abbreviated Company names: Limited Liability Company "HYDROAVIASALON", "HYDROAVIASALON" Ltd
Location: Russia, 353470, Krasnodarsky Kray, Gelendjik, ul. Solnechnaya, 3
Share of the Issuer in the commercial organization Charter share capital (chare fund) is 30%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

10. Full and abbreviated Company names: Close joint-stock Company ATS-32, CJSC ATS-32
Location: Russia 664002, Irkutsk, ul. Mira, 94
Share of the Company in the authorized capital of the legal entity 27%
Share of ordinary stocks of the enterprise held by the Company 27%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

11. Full and abbreviated Company names: Close joint-stock Company "AEROKOM", CJSC AEROKOM
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 8.4%
Share of ordinary stocks of the enterprise held by the Company : 8.4%
Share of participation in the authorized capital of the Company : 9.16%
Share of Ordinary stocks in the authorized capital of the Company: 9.16%

12. Full and abbreviated Company names: Open joint-stock Company "Machine-Building Industrial Unity of I. RUMYANTSEV", OJSC "MPO of I. RUMYANTSEV"
Location: Russia, 127015, Moscow, ul. Raskovoj, 34
Share of the Company in the authorized capital of the legal entity 7.15%
Share of ordinary stocks of the enterprise held by the Company 9.53%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

13. Full and abbreviated Company names: Open joint-stock Company "Design Bureau of A.S. YAKOVLEV", OJSC "OKB of A.S. YAKOVLEV"
Location: Russia, 125315, Moscow, Leningradsky Pr., 68
Share of the Company in the authorized capital of the legal entity : 75.45%
Share of ordinary stocks of the enterprise held by the Company : 85.82%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

14. Full and abbreviated Company names: Open joint-stock Company "TAGANROG AVIATION"
Location: Russia 347923, Rostovskaya Oblast, Taganrog, Pl. Aviatorov, 1
Share of the Company in the authorized capital of the legal entity 8.068%
Share of ordinary stocks of the enterprise held by the Company 8.068%
Share of participation in the authorized capital of the Company : no
Share of Ordinary stocks in the authorized capital of the Company: no

15. Full and abbreviated Company names: Close joint-stock Company "COMPANY FTK", CJSC "COMPANY FTK"
Location: Russia, 125047, Moscow, ul. 1 Tverskaya-Yamskaya, 6, Bldg. 1
Share of the Company in the authorized capital of the legal entity : 9.47%
Share of ordinary stocks of the enterprise held by the Company 9.47%
Share of participation in the authorized capital of the Company is 25.35%
Share of Ordinary stocks in the authorized capital of the Company is 25.35%

16. Full and abbreviated Company names: Limited Liability Company "IRKUT Autotrance"; LLC "IRKUT Autotrance"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company is: 100%
Share of participation in the authorized capital of the Company is : none
Share of Ordinary stocks in the authorized capital of the Company is : none

17. Full and abbreviated Company names: Limited Liability Company "Sanatorium-preventorium IRKUT"; LLC "Sanatorium-preventorium IRKUT"
Location: 664020, Irkutsk, ul. Ukrainskaya, 6
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company is 100%
Share of participation in the authorized capital of the Company is none
Share of Ordinary stocks in the authorized capital of the Company is none

18. Full and abbreviated Company names: Limited Liability Company "IRKUT - TEKS"; LLC "IRKUT - TEKS"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3

Share of the Company in the authorized capital of the legal entity : 25%
Share of ordinary stocks of the enterprise held by the Company is 25%
Share of participation in the authorized capital of the Company is none
Share of Ordinary stocks in the authorized capital of the Company is none

19. Full and abbreviated Company names: Limited Liability Company "IRKUT - TNP"; LLC "IRKUT - TNP"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 11 "A"
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company is 100%
Share of participation in the authorized capital of the Company is none
Share of Ordinary stocks in the authorized capital of the Company is none

20. Full and abbreviated Company names: Limited Liability Company "Irkut - Remstroy"; LLC "Irkut - Remstroy"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company is 100%
Share of participation in the authorized capital of the Company is none
Share of Ordinary stocks in the authorized capital of the Company is none

21. Full and abbreviated Company names: Limited Liability Company "Printing plant "Irkut"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company is 100%
Share of participation in the authorized capital of the Company is none
Share of Ordinary stocks in the authorized capital of the Company is none

22. Full and abbreviated Company names: Limited Liability Company "Setevaya Kompania "Irkut"; LLC "Setevaya Kompania "Irkut"
Location: Russia, 664020, Irkutsk, ul. Aviastroiteley, 28 "A"
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company is 100%
Share of participation in the authorized capital of the Company is none
Share of Ordinary stocks in the authorized capital of the Company is none

23. Full and abbreviated Company names: Limited Liability Company "Irkut Stanko Service"; LLC "Irkut Stanko Service"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company is 100%
Share of participation in the authorized capital of the Company is none
Share of Ordinary stocks in the authorized capital of the Company is none

24. Full and abbreviated Company names: Limited Liability Company Sport and Health center "Irkut - Zenit"; LLC SaHC "Irkut - Zenit"
Location: Russia, 664020, Irkutsk, ul. Aviastroiteley, 4 "A"
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company is 100%
Share of participation in the authorized capital of the Company is none
Share of Ordinary stocks in the authorized capital of the Company is none

25. Full and abbreviated Company names: Limited Liability Company "Energocenter "Irkut"; LLC "Energocenter "Irkut"
Location: Russia, 664020, Irkutsk, ul. Novatorov, 3
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company is 100%
Share of participation in the authorized capital of the Company is none
Share of Ordinary stocks in the authorized capital of the Company is none

26. Full and abbreviated Company names: Uncommercial undertaking "Culture club named of Gagarin "; Culture club named Gagarin
Location: Russia, 664020, Irkutsk, ul. Makarenko, 6
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company is 100%

Share of participation in the authorized capital of the Company is none
Share of Ordinary stocks in the authorized capital of the Company is none

27. Full and abbreviated Company names: Limited Liability Company Hotel"Orion"; LLC H "Orion"
Location: Russia, 664020, Irkutsk, ul. Makarenko, 6
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company is 100%
Share of participation in the authorized capital of the Company is none
Share of Ordinary stocks in the authorized capital of the Company is none

28. Full and abbreviated Company names: Open Joint Stock Company (Simple type) "Irkut Seaplane S.A.S."; "Irkut Seaplane S.A.S."
Location: 6 Rue de Tul, 31000, Toulouse, France, RCS 449 072 685
Share of the Company in the authorized capital of the legal entity : 100%
Share of ordinary stocks of the enterprise held by the Company is 100%
Share of participation in the authorized capital of the Company is none
Share of Ordinary stocks in the authorized capital of the Company is none

IV. Securities of the Company

Now in circulation there are the following issued securities of the Company:

- Ordinary inscribed non-documentary shares 878 946 528 shares.
- interest-bearing documentary non-convertible bonds payable to bearer, series A02 with mandatory centralized custody 1 500 000 shares.

1. Information on shares of the Company

1.1. The first issue
Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 0,8 roubles.

Quantity of securities of this issue: 690875 shares
Total volume of issue by Nominal-value: 552700 roubles

Data of the state registration of issue:
Date of registration: 11.03.1993
Registration number: 34-1П-0223
The agency carried out the state registration: the Finance bodies of Irkutsk Authority

Way of placement: according to the plan of privatization
The period of placement: from 11.03.1993 till 11.03.1993

The amount of actually placed securities according to the registered report on results of issue: 690875 shares

Data of the state registration of the report on results of issue:
Date of registration: 30.12.1998
The agency carried out the state registration: Irkutsk Regional Department of Federal Commission for the Securities Market

The current condition of issue: it is cancelled in connection with converting

1.2. Second issue
Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 0,8 roubles.

Quantity of securities of this issue: 790 361 000 shares
Total volume of issue by Nominal-value: 632 288 800 roubles

Data of the state registration of issue:
Date of registration: 17.05.1999
Registration number: 1-02-00040-A

The agency carried out the state registration: Federal Commission for the Securities Market

Way of placement: distribution among shareholders
The period of placement: from 3.04.1999 till 3.04.1999

The amount of actually placed securities according to the registered report on results of issue: 790 361 000 shares

Data of the state registration of the report on results of issue:
Date of registration: 17.05.1999
The agency carried out the state registration: Federal Commission for the Securities Market

The current condition of issue: it is cancelled in connection with converting

1.3. Third issue
Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 3.0 roubles.

Quantity of securities of this issue: 791 051 875 shares
Total volume of issue by Nominal-value: 2 373 155 625 roubles

Data of the state registration of issue:
Date of registration: 15.08.2002
Registration number: 1-03-00040-A
The agency carried out the state registration: Federal Commission for the Securities Market

The way of placement:
The conversion of shares into shares with the greater nominal value with the increase in the authorized capital of the joint-stock company.

The source of placement of securities:
The increase in the authorized capital of joint-stock company by increase in a Nominal-value of shares is carried out due to the reassessment of capital assets made by means of the software-information complex " STOF 2,1 Bookkeeper ", developed by scientific research institute of Statistics of Goskomstat of Russia with the help of Joint-Stock Company " CodeInfo " on factors of Goskomstat of Russia.

Conditions and the order of placement of securities of this issue:
Placement is carried out by converting one ordinary inscribed non-documentary share of the first and second issue in one ordinary nominal non-documentary share of the third issue.

The period of placement (date of converting, or the order of its definition)
Converting is carried out on the sixth working day from the moment of the state registration of the third issue of securities in Federal Commission for the Securities Market - 23.08.2002.

The amount of actually placed securities according to the registered report on results of issue:
791 051 875 shares

Data of the state registration of the report on results of issue:
Date of registration: 10.09.2002
The agency carried out the state registration: Federal Commission for the Securities Market

The current condition of issue: placed

1.4. Additional issue.
Category: ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 3 rouble.

Quantity of securities of this issue: 87 894 653 shares
Total volume of issue by Nominal-value: 263 683 959 roubles

Data of the state registration of issue:
Date of registration: 06.02.2004.

Registration number: 1-03-00040-A.

The agency carried out the state registration: Federal Commission for the Securities Market.

Data of the state registration of the report on results of issue:

Date of registration: 02.07.2004

The agency carried out the state registration: Federal Commission for the Securities Market

The way of placement:

Closed subscription.

. The period of placement (date of converting, or the order of its definition)

Data of the start: 09.04.2004

Data of the end: 02.06.2004

The current condition of issue: placed

1.5. Market capitalization of the Company

By RTS index calculation method, market capitalization of the Company is:

Date	Market capitalization, USD$
29.12.2001	7 910 519
06.11.2002	35 992 860
31.12.2003	350 040 455
31.03.2004	511 415 038
30.06.2004	405 414 086
30.09.2004	500 909 313
31.12.2004	515 941 612
31.03.2005	544 067 900
30.06.2005	570 919 717

1.6. Restrictions of purchase and circulation of Company's stocks

The Company does not impose any restrictions towards quantity or nominal value of stocks belonging to one shareholder.

Non-residents may acquire securities of the Company in accordance with the Russian legislation and normative acts of the Russian Federation.

Circulation of securities takes place in secondary market starting with the first calendar day following the date when the Federal Committee of the Central Bank of Russia registered a report of issue results.

The Federal law "Of securities market" No.39-ФЗ of 22.04.96 (changes of 26 November 1998, 8 July 1999, 7 August 2001, 28 December 2002) and the Federal law of 05.03.99 No. 46-FZ "Of protection of rights and legal interests of investors in securities market" ban the following:

- to make any deal with securities belonging to the shareholder before they are fully paid and a report of issue results has been registered at a corresponding state institution;
- to advertise and/or offer securities of the Company to unlimited circle of persons, not disclosing information of the quantity and the rules provided by the Russian legislation of securities and normative legal acts of the Russian Federation.

2. Information of the Company's bonds issue

2.1. First issue

Category (type), series and form of securities issue:

Interest bearing inscribed non-documentary bonds series A01

Nominal value: 1000 roubles

Quantity of Bonds issue: 600 000 bonds

Total quantity of Bonds of nominal value: 600 000 000 roubles

Information of state registration of securities issue:

Registration date: 13.03.2002

Registration number: 4-01-00040-A

Registered at: Federal Commission for the Securities Market

Method of placing: closed subscription

Circle of securities acquired:

Full name of enterprise: "Region Investments company" Closed Joint Stock Company
Abbreviated name: "REGION" IC CJSC
Location: office 10, entrance 15/1, 12, Berezhkovskaya nab, Moscow 121059, Russia.
Postal address: 11A/6, Verkhnyaya Krasnoselskaya St., Moscow 107140, Russia

Full name of enterprise: "Alfa-Bank" Open Joint Stock Company
Abbreviated name: "Alfa-Bank" JSC
Location: 7/1, Novatorov St., Moscow 117421, Russia
Postal address: 9, Mashy Poryvaevoy St., Moscow 107078, Russia

Full name of enterprise: "NOVAYA MOSKVA" Investment and Commercial Joint Stock Bank (closed joint stock company)
Abbreviated name: "NOMOS-BANK" CJSC
Location: 3/1, Verkhnyaya Radishchevka, Moscow 109240, Russia
Postal address: 3/1, Verkhnyaya Radishchevka, Moscow 109240, Russia

Full name of enterprise: Bank for Foreign Economics of the USSR
Abbreviated name: Vnesheconombank
LOCATION: 9, Academic Sakharov prospect, Moscow 101999, Russia
Postal address: 9, Academic Sakharov prospect, B-78 GSP-9, Moscow 101999, Russia

The rights of Stockholders

To get nominal value of Bonds belonging to them, while being paid off on Bonds.
To get coupon interest of nominal value of Bonds by the end of each coupon period.
To get nominal value of Bonds in case of liquidation of the Company, according to the rules of order of priority provided by the Russian legislation in force.
To sell and otherwise alienate Bonds without limitations.
Immediately to demand compensation for the nominal value of Bonds belonging to them and a corresponding Bonds profit in case the Company declares its inability to carry out its financial duties regarding Bonds of the current issue.
The Bondholders of the issue have other rights provided by the Russian legislation in force.

Price of Bond is: 1000 roubles

The date when Bonds start being placed and rules of its determination:

The date when Bonds start being placed shall be determined by the Board of directors after state registration of the Bonds issue and after all potential purchasers have been provided with access to information of the Bonds issue.

Potential purchasers shall be informed in writing of the date when Bonds start being placed not later than 5 business days before this date.

The date when Bonds finish being placed and rules of its determination:

The date when Bonds finish being placed is the date of the last Bond placing, but not later than within twelve month since the date the Decision on the Bonds issue was approved.

The date when the securities actually start being placed: 1 April 2002
The date when the securities actually finish being placed: 2 April 2002

Terms and conditions of placing the Bonds:

Placing of the Bonds is in accordance with Bonds purchase contracts.

Rate, rules and conditions of paying off the interest (coupon) income on the Bonds:

The interest income on the Bonds shall be paid off for each coupon period on a basis of 365 (three hundred and sixty-five) days in year. The dates of the end of the first, second, third, fourth, fifth, sixth coupon periods are corresponding dates coming on 182, 364, 546, 728, 910 and 1092 day since the date the Bonds were placed.
If the date of the end of a coupon period is a day off, regardless if it is a state day off or one only for business operations, a corresponding payment is made on the first business day following the day off. The holder of Bond has no right to demand interests or any other compensation for such a delay in payment.

The date of beginning of the first coupon period is the date when the Bonds start being placed. The date of beginning of a coupon period for each of the following coupons is the date of the end of previous coupon period. The date of the end of each coupon period is the date of payment for this coupon.

Rules of determining interest rate for the first coupon.

Interest rate for the first coupon of the Bonds shall be determined by the Board of directors of the Company after state registration of the Bonds issue, but not later than five business days since the date when Bonds start being placed and this information is represented to all those interested in by sending them a corresponding notice in writing.

The interest rate of the first coupon is 20,4 per cent of the annual interest (Protocol No. 11 of the Board of directors' meeting of 22.03.2002 .)

Rules of determining interest rate for the second and the following coupons.

The interest rate for the second and the following coupons is calculated as follows:

$Cj = [(1 + Y / 100\%)^{\wedge} 0.5 - 1] * 2 * 100\%$,

where

Cj – the annual interest rate for each coupon calculated to an approximation of a hundredth part of per cent;

Y – market value of borrowing determined by proceeding from the figure of the rate of refunding by the Central Bank of Russia, the credit market condition for six months,

The symbol ^ in the formula means rising to a power.

Interest rate for the second and the following periods shall be brought by the Company to notice of all those interested in by publishing a corresponding notice in the "Vedomosty" Newspaper not later than 10 (ten) business says before the date of beginning of a corresponding coupon period.

Calculation of payments for each Bond coupon:

Calculation of payments for each Bond coupon is made by the following formula: $Kj = Cj * Nom * (T(j) - T(j -1))/ 365/ 100 \%$,

where

j – the ordinal number of a coupon period j=1,2,3,4,5,6;

Kj – the amount of coupon payment for each Bond;

Nom – nominal value of one Bond

C j – the amount of interest rate of j coupon;

T(j -1) – the date when j coupon period starts;

T(j) – the date when j coupon period ends.

The amount of payment for each coupon is determined to an approximation of 1 copeck.

Calculation of the amount of accrued coupon income (ACI) of one Bond:

Calculation of the amount of accrued coupon income (ACI) of one Bond on any day between the date the placing starts and the date the issue shall be repaid is made by the formula:

$ACI = Cj * Nom * (T - T(j-1))/ 365/ 100 \%$, where

Nom- the nominal value of one Bond;

Cj – the interest rate of j coupon determined by the Board of directors;

T(j-1)- the date when j period begins;

T – a current date.

The amount of accrued coupon income is calculated to an approximation of one copeck.

The Coupon interest rate is:

first coupon – 20,4 per cent of annual interest;
second coupon - 18,5 per cent of annual interest;
third coupon – 12,0 per cent of annual interest;
forth coupon – 12,0 per cent of annual interest;
fifth coupon – 8,0 per cent of annual interest;
sixth coupon – 8,0 per cent of annual interest.

The Financial agent paying off interests on Bonds and redeeming Bonds:

Name of enterprise: Bank for Foreign Economics of the USSR (Vnesheconombank)

Legal and postal address: 9, Academic Sakharov prospect., GSP-9, B-78, Moscow 101999, Russia.

The Company has the right to appoint additional financial agents and to cancel such appointments. An official announcement of the Company of above-mentioned actions shall be published by the Company in the "Vedomosty" Newspaper not later than 10 (ten) business days before the date such appointments come into force, or become null and void.

Within the same period the Company shall inform a person keeping the Register of such appointment.

The terms and conditions of redeeming Bonds and paying off the coupon income:

The date of beginning of the Bonds redemption is 1092 (one thousand and ninety-second) day since the date when the Bonds start being placed.

The date of the end of the Bonds redemption is the date when the Bonds are redeemed.

Paying off the Bonds coupon income as well as their redemption are made in Russian roubles by written order to persons registered in the Register of Bondholders in favour of persons who has this status by the end of the day precious to the fifth business day before the Bonds redemption and/or paying off the coupon income (herein after referred to as the Registered persons list composing date). A Bondholder if not being a person registered in the Register of Bondholders shall authorize a subscribed Bondholder to get redemption of debts and Bonds.

In order to execute rights of Bondholders to get amounts of redemption or coupon payments the Registrar shall not later than four business days since the date of the Bonds redemption, or payment of the Bonds income, present to the Company and its Financial agent a list of registered persons made on the date of its composing. The List of registered persons includes the following data:

- surname, name and patronymic (full name of enterprise) of a Bondholder, or a subscribed holder;
- type, number, series, date and place of issue of document identifying personality, and the body issued this document (state registration number, name of the body carried out registration, date of registration) to the Bondholder, or the subscribed holder;
- place of residence or registration (place of location) of the Bondholder or the subscribed holder;
- correspondence address (postal address of the Bondholder or the subscribed holder;
- the number of Bonds belonging to the Bondholder which are being redeemed and/or paid off;
- the properties of the bank of the Bondholder or the subscribed holder.

Not later than two days before the date of redemption and/or paying off the income on the Bonds the Registrar shall inform Bondholders of a forthcoming paying off on the coupon income and/or Bonds redemption. The notice shall include the following data:

- the date of the List composing;
- the date of coupon paying off or redemption;
- The number of securities placed on the personal account of a Bondholder by the date of composing the List of registered persons.

Not later than within two business days since the date of redemption and/or paying off the Bonds coupon income the Company transfers corresponding payments to the account of the Financial agent. On the basis of the List of registered persons presented to the Registrar, the financial agent shall calculate payments, which are to be paid off to the registered persons. On the date of redemption and/or paying off on the Bonds coupon income the Financial agent transfers corresponding payments to registered persons in favour of Bondholders. In case one person is authorized to get redemption and payments on the Bonds income in favour of several Bondholders, this person shall be paid the total amount without dividing into separate Bondholders' payments.

Type of security: Guarantee
Person provided the security: "Region-integration" Limited Liability Company
Location: building 1, 11/13, Triokhprudny per., Moscow, Russia
Postal address: building 1, 11/13, Triokhprudny per., Moscow 103001, Russia
The amount of the security (roubles): 600 000 000

The conditions of the guarantee to carry out duties under the Bonds:

The guarantor shall bear responsibility to persons indicated in the Register of Bondholders as Bondholders and/or in case of taking into account rights for Bonds in a depositary, to persons pointed as Bondholders in the depositary (hereinafter referred to as "Bondholders") exclusively for obligations of the Company concerning paying off the nominal value of the Bonds at the time of their redemption in the amount of 600 000 000 (six hundred million) roubles on terms and conditions provided by this Agreement.

So, the responsibility limit of the Guarantor for the corresponding agreement is 600 000 000 (six hundred million) roubles.

The Guarantor shall not be responsible to Bondholders for paying any sanctions, reimbursement of court expenses on collection of debt and other losses of Bondholders caused by a breach or improper execution of duties by the Company.

Neither has the Guarantor the right to deny his obligations unilaterally, nor to change their conditions.

Under the Agreement Bondholders have the following rights:

1) in case of taking into account rights for securities by person carrying out depositary activities; these rights come into force since the moment of entering amounts as received on a deposit account of a purchaser;

2) in case of taking into account rights for securities in the Register keeping system; these rights come into force since the moment of entering amounts as received on the personal account of a purchaser.

Rights of Bondholders under a corresponding agreement shall be cancelled:
1) in case of taking into account rights for securities in the Register keeping system; these rights come into force since the moment a corresponding note of transfer of property rights for the Bonds to another person is put in the Register;
2) in case of taking into account rights for securities of person carrying out depositary activities; these rights come into force since the moment a corresponding note of transfer of property rights for Bonds to another person is put in the Register;
3) at the moment the Company is executing its obligations of paying off the Bonds nominal value to such a Bondholder;
4) at the moment the Guarantor is executing its obligations to such a Bondholder under a corresponding agreement depending on which of the above-mentioned moments has come earlier.
The Guarantor bears joint responsibility with the Company for relations connected with paying off the Bonds nominal value in case of non-fulfilment or improper fulfilment by the Company its obligations of paying off the Bonds nominal value in accordance with the terms and conditions provided by the Decision of placing and the Booklet of Bonds issue.
In case of above-mentioned circumstances the obligations of the Company to Bondholders for redemption the Bonds nominal value are executed by the Guarantor in accordance with one of the following conditions:
Within thirty days since the date such circumstances start taking place, Bondholders shall present to the Guarantor a written request to pay off the Bonds nominal value. This request shall include:

- full name of the person authorized to get the Bonds nominal value as it becomes due to redemption (in case the Bonds are transferred to subscribed holding and a subscribed holder has the right to get above-mentioned payments on Bonds the full name of the subscribed holder shall be indicated);
- the quantity of Bonds and the properties of the issue belonging to the Bondholder, which are to be paid off;
- legal and postal addresses, phone numbers of the person authorized to get above-mentioned payments on Bonds;
- taxation status of the person authorized to get Bonds redemption (a resident or a non-resident with a permanent representative office in Russia; a non-resident without any permanent representative offices in Russia);
- the properties of the bank account belonging to the person authorized to get above-mentioned payments on Bonds.

The above-mentioned requirements shall be signed by the Bondholder who is a natural person, or by a head and a chief accountant of the person authorized to get payments of Bonds, and sealed by the legal entity.
Persons appealed to the Guarantor with the above-mentioned request shall present to the persons executing the rights for Bonds documents given in accordance with the legislation in force and certifying their being Bondholders or subscribed holders authorized to get the Bonds nominal value as well as documents certifying the right of the person to get the Bonds nominal value.
Within 1 (one) calendar day of the month following the date of receipt of the above-mentioned request, the Guarantor pays off to Bondholders or subscribed holders empowered to get corresponding payments, a nominal value of a corresponding quantity of Bonds.

Information of state registration of the report of the Bonds issue results:
Registration date: 19.04.2002
Registered at: Federal Commission for the Securities Market

Total receipts from placed securities:
600 000 000 roubles

The purposes of the issue and prospective employment of the resources got as a result of placing Bonds of the Company:
The resources got as a result of placing the Bonds were directed to replenishment of current assets of the Company: purchase of materials and spare parts, paying off trade liabilities etc.

Current condition of the issue: redemptioned.

2.2. Second issue
Category (type), series and form of the securities issue:
interest-bearing documentary non-convertible bonds payable to bearer, series A02 with mandatory centralized custody
Nominal value: 1000 roubles
Quantity of the Bonds: 1 500 000 bonds
Total quantity of Bonds of nominal value: 1 500 000 000 roubles

Information of state registration of the securities issue:
Registration date: 01.10.2002

Registration number: 4-02-00040-A
Registered at: Federal Commission for the Securities Market

Method of placing: open subscription

Rights of Bondholders of the issue:

The right to get the Bonds nominal value on their paying off within a provided period.

The right to get within a provided period a fixed interest on the Bond's nominal value (coupon income) the rules of determination of which are indicated in the Booklet of Bonds issue and the Decision on Bonds issue.

The right to get the Bonds nominal value on liquidating the Company in order of priority provided by Clause 64 of the Civil Code of the Russian Federation.

The right to sell and otherwise alienate Bonds freely within the period of their circulation.

The right to present Bonds for paying off and demand immediate reimbursement of the Bond's nominal debt value in cases indicated in the Booklet of Bonds issue and the Decision on bonds issue.

Other rights provided by the Russian legislation.

Price (the order of price determining) for placing Bonds:

The price for placing Bonds shall be determined by the Board of directors of the Company and published in the "Vedomosty" Newspaper not later than 5 (five) business days before the date when the Bonds start being placed.

Starting with the second day of Bonds' placing a purchaser when making a sale and purchase deal of Bonds shall pay the accrued coupon income on the Bonds (ACI) being calculated according to the following formula:

$ACI = C1 * Nom * (T - T(0)) / 365 / 100\ \%$

where

Nom – the nominal value of one Bond;

C1 - the annual interest rate of the first coupon;

T – a current date of Bonds placing;

T(0) – the date when the Bonds start being placed.

The amount of ACI is determined to an approximation of one copeck.

The price for placing the Bonds was determined by the Board of directors of the Company on 09 October 2002 in the amount of 990 roubles (Protocol of the meeting of the Board of directors of 09 October 2002).

The date when the Bonds start being placed and the order of its determination:

The date when the Bonds start being placed shall be determined by the Company after state registration of the Bonds issue, but not earlier than within 2 (two) weeks after disclosure of the information in "Appendix to the Bulletin of the "Federal Commission for the Securities Market" of state registration of the Bonds issue, and providing access to all necessary information of this issue, which shall be disclosed in accordance with the Federal law "Of securities market" and other normative acts of the FCSM.

The information of placing the Bonds shall be published in the "Vedomosty" Newspaper not later than 10 (ten) business days before the date of actual Bonds' placing.

The date when the Bonds finish being placed and the order of its determination:

The date when the Bonds finish being placed is the date earlier the following dates: the fifth business day since the date when the Bonds started being placed; the date of placing the last Bond, but not later than within twelve months since the date of confirmation of the Decision on the Bonds issue.

The date when the Bonds actually start being placed: 05 November 2002
The date when the Bonds actually finish being placed: 05 November 2002

Custodian carrying out central keeping of the Bonds:

Full name of enterprise: "National Depositary Centre" Non-commercial Partnership
Abbreviated name of enterprise: NDC
Location: 1/13, Sredny Kislovsky per., Moscow 125009, Russia
Postal address: 1/13, Sredny Kislovsky per., Moscow 125009, Russia
The license information

License No.: 177-03431-000100
Date of issue: 4.12.2000
Expires on: no time limits

Issued at: the Federal Commission for the Securities Market

Types of activities: professional depositary license giving the right to carry out depositary activities.

The order of centralized keeping of Bonds:

The Bonds are issued in a documentary form with a certificate for the total volume of the issue, and are subject to centralized keeping by NDC (the Depositary).

The rights for all the issued Bonds shall be certified by one certificate, the sample of which is indicated in the appendix to the Decision of the Bonds issue.

Before the date the Bonds start being placed the Company presents the Certificate to NDC for further keeping.

The Certificate shall not be given to Bondholders. Depositary reporting on deals with Bonds is carried out by NDC acting as a Depositary, and by depositaries being depositors of NDC on deposit accounts on which the Bonds are being discounted.

The order of presenting documents as well as the terms of fulfilment and bases of deals with Bonds shall be governed by the deposit account agreement concluded between the Client (the Depositor) and NDC, and by the terms and conditions of NDC depositary activities, which are available for observation at the Internet page: www.ndc.ru, and/or by the agreements concluded with depositaries being depositors of NDC.

The Depositary shall make a deal with securities of the Clients (depositors) or persons authorized by them, including accounts' trustees, and according to the terms provided by the depositary agreement. The Depositary shall make records on a deposit account of the Client (depositor) only if there are documents being in accordance with the legislation in force, other normative acts and the depositary agreement, which constitute the only basis for making such records.

The basis for making records on a deposit account of the Client (depositor) is:

- instruction by the Client (depositor) or by a person authorized by him, including trustee of the account, which meets the requirements provided by the depositary agreement;
- in case of transfer of rights for securities resulting from deals other than civil and legal deals the basis is the documents certifying transfer of the rights for securities in accordance with the legislation in force and other normative legal acts.

The Depositary shall register facts of exchange of securities belonging to Clients (depositors) by a deposit as well as other rights of third parties in accordance with the rules provided by the depositary agreement.

The rights for securities being kept and/or the rights for which are being counted on the depositary shall be considered transferred since the moment when the Depositary made a corresponding record on a deposit account of the Client (depositor). However, if there is no record on the deposit account, the interested person shall still have an opportunity to prove his/her rights for the securities referring to other evidences.

In order to realize the rights of Clients (depositors) for securities the Depositary is to:

- take all measures provided by Federal laws and other normative acts regarding protection of rights of conscientious purchasers for securities belonging to them, and not to allow the securities to be withdrawn from the conscientious purchasers.
- upon request of the Client (depositor), and in accordance with the depositary agreement, to provide transfer of securities to a deposit account pointed by the Client (depositor) as on this depositary so on any other one.

After the Company has paid off Bonds the Depositary is to:

- write off the Bonds from the deposit accounts
- cease keeping the Bond certificate and settle it.

Terms and conditions of the Bonds placing:

The Bonds placing took place in a section of the share market of the MICEX and in the RTS in accordance with current rules of the MICEX and the RTS.

So, 750 000 Bonds were placed in the section of the MICEX share market, and 750 000 Bonds were placed in the RTS.

Information of enterprises taking part in placing the Bonds (underwriters):

Full name of enterprise: "NOVAYA MOSKVA" joint stock investment and commercial bank (closed joint stock company)

Abbreviated name of enterprise: «NOMOS-BANK" CJSC

Location: 3/1, Verkhnyaya Radishchevskaya St., Moscow 109240, Russia.

Postal address: 3/1, Verkhnyaya Radishchevskaya St., Moscow 109240, Russia.

Full name of enterprise: "Moskovsky Delovoy Mir" Joint Stock Commercial Bank (closed joint stock company)

Abbreviated name of enterprise: MDM-Bank

Location: 3, Sadovnicheskaya St., Moscow 113035, Russia

Postal address: 3, Sadovnicheskaya St., Moscow 113035, Russia

Full name of enterprise: "Vneshtorgbank" (open joint stock company)
Abbreviated name: "Vneshtorgbank" JSC
Location: 16, Kuznetsky most, Moscow 103031, Russia
Postal address: 16, Kuznetsky most, Moscow 107996, Russia

Each Underwriter has placed 500 000 (five hundred thousand) Bonds. The total of Bonds placed by the Underwriters is equal to the total of the Bonds issue.

The terms and conditions of paying off the interest (coupon) income on the Bonds:

Paying off the interest income on the Bonds is made by money in Russian roubles by a written order.
The income on Bonds is the amount of coupon receipts being calculated and paid off for each coupon period, plus a discount as a difference between the cost of paying off (nominal value) and the price for placing the Bond (in case the price for placing Bonds is lower than their determined nominal value).

The Bonds have six coupons.

The date of the coupon period beginning for the first coupon is the date when the Bonds start being placed.
The date of the coupon period beginning for the second coupon is 183rd day since the date when the Bonds start being placed.
The date of the coupon period beginning for the third coupon is 365th day since the date when the Bonds start being placed.
The date of the coupon period beginning for the fourth coupon is 547th day since the date when the Bonds start being placed.
The date of the coupon period beginning for the fifth coupon is 729th day since the date when the Bonds start being placed.
The date of the coupon period beginning for the sixth coupon is 911th day since the date when the Bonds start being placed.
The date of the beginning of each coupon period is the date of the end of previous coupon period.
The date of the end of coupon period of sixth coupon is the date of paying off the Bond.

The Interest rate on coupons is:

first coupon - 18,5 per cent of annual interest;
second coupon - 8,5 per cent of annual interest;
third coupon – 17,0 per cent of annual interest;
fourth coupon – 17,0 per cent of annual interest;
fifth coupon – 16,0 per cent of annual interest;
sixth coupon – 16,0 per cent of annual interest.

Calculation of payments on each coupon for one Bond is made by the following formula:

$Kj = Cj * Nom * (T(j) - T(j-1))/ 365/ 100 \%$
where:
j – the ordinal number of the coupon period, j=1,2,3,4,5,6;
Kj – the amount of coupon payment on each Bond;
Nom – the nominal value of each Bond;
Cj – the annual interest rate of j coupon;
T(j -1) – the date of beginning of j coupon period;
T(j) – the date of the end of j coupon period.
The amount of payments for coupons is determined to an approximation of one copeck.

Terms and conditions of paying off the income on Bonds:

Paying off the income on Bonds is made by money in Russian roubles by a written order
Paying off the coupon income on Bonds is made on the date of the end of a coupon period.
Paying off the coupon income on Bonds is made on following dates:
The coupon income on 1 coupon shall be paid on 183 day since the date the Bonds start being placed.
The coupon income on 2 coupon shall be paid on 365 day since the date the Bonds start being placed.
The coupon income on 3 coupon shall be paid on 547 day since the date the Bonds start being placed.
The coupon income on 4 coupon shall be paid on 729 day since the date the Bonds start being placed.
The coupon income on 5 coupon shall be paid on 911 day since the date the Bonds start being placed.
The coupon income on 6 coupon shall be paid at the same time as paying off the Bond, on 1093 day since the date the Bonds start being placed.
If the date of the end of a coupon period is a day off regardless if it is a state day off or one only for business operations, the payment of an amount due shall be made on the first business day following the

day off. The Bondholders have no right to demand interest or any other compensation for such a delay in payment.

Paying off the income on Bonds is made by the Financial agent on the instruction from the Company.

The Financial agent paying off the income on the Bonds and the Bonds' redemption:

Full name of enterprise: "National Depositary Centre" Non-commercial Partnership
Abbreviated name of enterprise: "NDC" NP
Location: 1/13, Sredny Kislovsky Lane, Moscow 125009, Russia
Postal address: 1/13, Sredny Kislovsky Lane, Moscow 125009, Russia

The Company has the right to appoint additional financial agents and to cancel such appointments. The Company shall publish in the "Vedomosty" Newspaper an official notice of its actions not later than 10 (ten) business days before the date these appointments take place or are cancelled.

The order of paying off on Bonds:

Paying off on the Bonds income is in favour of the Bondholders having these status by the end of the operation day of NDC, preceding the fourth day before the date of paying off the income on the Bonds (herein after referred to as "The date of composing a list of Bondholders to be paid off on the coupon income ").

So, the above-mentioned list of Bondholders includes:

1). Depositors of NDC in case:

- indicated persons are Bondholders;
- indicated persons are empowered by the Bondholders to get money when paying off the income on the Bonds;

2). The Bondholders being Depositors of NDC and having empowered Depositors of NDC counting Bonds belonging to the Bondholders to get money when paying off the coupon income on the Bonds.

It is presumed that subscribed holders being Depositors of NDC are empowered to get money when paying off the coupon income on Bonds. The Depositors of NDC being subscribed holders but not being empowered by their Clients to get money when paying off the coupon income on Bonds shall present to NDC not later than within a business day of NDC preceding the third day before the date of paying of the coupon income on Bonds the list of Bondholders, which shall contain all the following properties indicated in the List of Bondholders to be paid off on the coupon income.

The Bondholder if not being a depositor of NDC may empower Bondholder being a depositor of NDC to get money of receipts and redemption of Bonds.

The list of Bondholders to be paid off on the coupon income:

The available data and/or the data presented by depositors of NDC constitute the List of Bondholders to be paid off on the coupon income, which is to be provided by the Company. The list of Bondholders to be paid off on the coupon income include the following data:

a) full name of enterprise (or a title for non-commercial organizations) of the Bondholder or subscribed holder empowered by the Bondholder to get receipts on paying off Bonds (surname, name and patronymic for a natural person);

б) the quantity of the Bonds registered on the deposit account of the Bondholder or on an interdepositary account of a subscribed Bondholder empowered to get money on paying off Bonds;

в) location and postal address of s Bondholder of a subscribed holder empowered to get money of paying off the Bonds;

c) the properties of the bank account of the Bondholder or a subscribed holder empowered to get money of paying off the Bonds, which are:

- a number of personal bank account;
- name of the bank where the personal account is being operated;
- a correspondent account of the bank where the personal account is being operated;
- location and postal address of the bank;
- an identification code of the bank where the personal account is being operated;

д) an identification number of taxpayer (INN) of the Bondholder or a subscribed holder empowered to get amounts of paying off the income on Bonds;

e) a taxation status of the Bondholder or a subscribed holder empowered to get amounts on paying off the income on Bonds (a resident, a non-resident with a permanent representative office in the Russian Federation, or a non-resident without any permanent representative offices in the Russian Federation etc).

The Bondholder shall independently monitor completeness and actuality of the bank account properties presented by him to NDC. In case the above-mentioned properties are not presented to NDC or presented unpunctually, they shall be presented to a person required them to be presented and being a Bondholder by

the date this request was made. In this case the Company fulfils its duties towards the Bonds on the basis of data provided by NDC.

Not later than the day preceding the second day before the date of paying off the income on Bonds the Company transfers necessary funds to the account of the Financial agent.

On the basis of the List of Bondholders to be paid off on the income on Bonds presented by the Depositary, the Financial agent calculates amounts to be paid off to each Bondholder empowered to get amounts on the Bonds' income.

In case one person is empowered by several Bondholders to get amounts on Bonds' income, such person gets the total amount without dividing into separate Bondholder's payments.

The coupon income on non-placed Bonds shall neither be calculated, nor paid.

The Company's duties to pay off the corresponding coupon income on Bonds are considered to be fulfilled since the moment of withdrawal of capital from an account of the Company and/or from a correspondence account of the Financial agent to cover the coupon income payment in favour of Bondholders.

The fulfilment of obligations on Bonds to a person included in the List of Bondholders to be paid off on the coupaon income shall be considered proper even in case of alienation of Bonds after the date this List was composed.

Current condition of the issue: circulating.

V. Financial information

Indices of the financial and economic activities of the Company

The dynamics of the indices, characterizing the profitability and unprofitableness of the Company

Indices description	9 mon. of 2004	3 mon. of 2005	6 mon. of 2005
Revenue, thousand rubles	4 121 630	983 989	2 504 955
Gross profit, thousand rubles	1 914 790	183 283	720 526
Net profit thousand rubles	(845 268)	(448 415)	(635 143)
Assets profitability, %	-	-	-
Profitability of own assets, %	-	-	-
Amount of uncovered loss on the reported date, thousand rubles	467 809	0	0
Ratio of the uncovered loss on the reported date and balanced currency,%	0,017	0	0

Indices description	2000	2001	2002	2003	2004
Revenue, thousand rubles	5 160 786	6 737 232	17 629 159	13 072 236	18 542 300
Gross profit, thousand rubles	1 153 152	1 738 477	6 283 129	5 519 542	7 534 731
Gross profit (retain income (uncovered loss), thousand rubles	-266 563	3 234 765	344 418	130 844	841 239
Labor productivity,	398	475	1 137	847	1 721

thousand rubles/man.					
Capital productivity, %	665%	774%	608%	369%	572.47%
Assets profitability, %	-	16.45%	1.45%	0.5%	3.83
Profitability of own assets[1], %	n/a	326.1%	11.9%	4.5%	16
Product profitability (sales), %	21.6%	25.1%	27.3%	-	24.40
Amount of uncovered loss on the reported date, thousand rubles	(3 167 311)	(3 167 311)	-	-	0
Ratio of the uncovered loss on the reported date and balanced currency, %	27,3%	16,1%	-	13 072 236	0

The indices dynamics of the finance stability and business activity

Indices description	9 mon. of 2004	3 mon. of 2005	6 mon. of 2005
Cost of the net assets of the Company, thousand rubles	3 529 533	4 788 035	4 514 041
Ratio of the amount of the attracted assets to the capital and reserve, %	167.6%	200	480
Covering of the payments for the debt servicing	-	0.44	-7.8
Level of the overdue debts , %	0%	0	0
Turnover of the accounts receivable, times	0.92	0.13	0.29

Indices description	2000	2001	2002	2003	2004
Cost of the net assets of the Company, thousand rubles	(2 246 727)	991 821	2 904 053	2 928 109	5 236 090
Ratio of the amount of the attracted assets to the capital and reserve, %	-	1844%	726%	720%	423
Ration of the amount of the short term obligation to the capital and reserve, %	-	1145%	310%	228%	178.1
Covering of the payments for the debt servicing, rubles.	-	0.26	0.05	0.10	0.066
Level of the overdue debts, %	0%	0%	0%	0%	0
Turnover of the net wealth, times	-	6.6	6.1	4.5	3.54
Turnover of the account payable, times	0.5	0.7	3.1	1.2	1.31
Turnover of the accounts receivable, times	0.8	1.1	2.3	1.9	2.75
Share of the income tax in the profit before taxation, %	-	11%	12.7%	8.1%	30.36

The indices dynamics, characterizing the liquidity of the Company:

[1] As the Company in 1998, 1999, 2000 has losses and negative value of the capital and reserves, the calculation of the indices seems to be economically unreasonable.

Indices description	9 mon. of 2004	3 mon. of 2005	6 mon. of 2005
Own circulating assets, thousand rubbles	- 5 688 563	-5 939 845	- 6 588 193
Factor of the autonomy of the own assets	0.12	0.19	0.17
Index of the fixed assets	2.61	2.24	2.46
Factor of the current liquidity	3.20	1.88	2.25
Factor of the fast liquidity	1.31	1.21	1.42

Indices description	2000	2001	2002	2003	2004
Own circulating assets, thousand rubbles	-4 148 744	-1 193 819	-1 903 470	-4 387 297	-5 660 151
Factor of the financial dependence	-	18.8	7.2	7.2	4.2
Factor of the autonomy of the own assets	-	0.05	0.12	0.1	0.19
Adequate provision of the store by the own circulating assets	-	-	-	-	-1.65
Index of the fixed assets	-	2.2	1.6	2.5	2.08
Factor of the current liquidity	0.8	1.5	2.1	2.5	1.77
Factor of the fast liquidity	0.6	1.1	1.2	1.2	1.15

The factors influencing on the changing the amount of the revenue Company from production, works, services and the profit (loss) of the Company from the new activity

Indices description	Level of influence on changing the amount of the receipts and profits form the main activity, %				
	2000	2001	2002	2003	2004
Inflation influence	2	2	2	1	1
Changing the foreign currency rates	45	40	20	24	20
Decisions of the government bodies	0	0	0	0	0
Other factors, including:	53	58	78	75	79
Making new contracts	5	12	25	25	24
Changing of the situation in the money-market	35	10	15	10	5
Growth of demand for the defense technology due to changes of the situation in the world armament market	13	30	38	40	50
Total:	**100**	**100**	**100**	**100**	**100**

The cost structure to produce and realize all production of the Company

Cost description	9 mon. of 2004	12 mon. of 2004	6 mon. of 2005
Raw materials and parts, %	6.85	6.19	11.96
Purchase components, semi-manufactured, %	45.08	42.25	35.53
Works and services of the production character, performed by the exterior organization, %	1.69	1.99	9.48
Fuel, power %	2,00	1,94	
Costs of the remuneration of labor, %	14.14	11.33	19.17
Credit interests, %	-		
Rent, %	0.02	0.01	0.00
Assessments for the social needs, %	4.89	3.72	5.24
Amortization of the fixed assets, %	3.53	2,89	4,89
Taxes, included into the prime cost of the production, %	0.22	0.15	0.41
Other costs, total, % including: amortization of the intangible assets, % obligatory insurance payment, % sale expenditures, % advertising expenditures, % representative expenditures, % services of the exterior organizations, % other, %	21.58 0.55 1.44 8.57 0.04 0.06 11.2 2	29.54 – 0,45 1.29 16.68 0.03 0.05 11.04	10.09 0.74 0.88 7.42 0.03 0.03 0.99
Total: expenditures for production and sale of the production (works, services), %	100	100	100

Fixed assets

	9 mon. of 2004	12 mon. of 2004	3 mon. of 2005	6 mon. of 2005
Original (replacement) cost of the fixed assets, thousand rubles:	6 234 876	6 174 925	6 415 499	6 439 773
Value of the accrual amortization, thousand rubles	2 930 407	2 971 297	3 036 246	93 124

The results of the last re-estimation of the fixed assets and long term renting fixed assets, performed for the previous 5 fiscal years, prior to the reporting quarter.

No	Group of the fixed assets	Total costs before the re-estimation, rubles	Depreciated (Excluding amortization) cost before the re-estimation, rubles	Date of the performing of the re-estimation	Total costs after the re-estimation, rubles	Depreciated (Excluding amortization) cost after the re-estimation, rubles
1	Own fixed assets	1 731 560 794	862 484 193	31.12.2001	4 399 876 056	1 985 969 621
2	Special rigging	-	-	31.12.2001	430 815 957	430 815 957
3	Fixed assets, rented	11 830 306	8 241 291	31.12.2001	31 062 195	21 235 459
	TOTAL:	1 743 391 100	870 725 485	31.12.2001	4 861 754 208	2 438 021 037

The date of performing the re-estimation is 31.12.2001.
The total balance cost of the fixed assets, before the re-estimation is 1 743 391 100 rubles.
The depreciated (excluding wearing) cost of the fixed assets before the re-estimation is 870 725 485 rubles.
The total balance cost of the fixed assets, taking into account the re-estimation is 4 861 754 208 rubles
The depreciated (excluding wearing) cost of the fixed assets, taking into account the re-estimation is 2 438 021 037 rubles.
The method of performing the re-estimation is: the method of performing the re-estimation of the fixed assets is using of the Program and information complex "STOF 2.1 Bookkeeper", developed by the SRI of the Statistics of Roscomstat of Russia with the assistance of CC "CodeInfo" according to the factors of the Roscomstat of Russia.

Charge of the fixed assets of the Company as for 30.06.2005:

Charge description	Object	Time of the appearance of the charges	Validity period	Hypothecation value, rubles
Bond	Engineering tools and equipment (119 items)	14.04.04	Until 23.09.05	253 899 249
Bond	Engineering tools and equipment (624 items)	01.02.2005	31.01.2006	420 346 759
Bond	Non-ferrous metals (410 tons)	22.03.2005	21.03.2007	148 244 178

Charge of the fixed assets of the Company as for 31.03.2005:

Charge description	Object	Time of the appearance of the charges	Validity period	Hypothecation value, rubles
Bond	Engineering tools and equipment (119 items)	14.04.04	Until 23.09.05	253 899 249
Bond	Engine	29.06.04	Until 27.06.05	163 242 615
Bond	Engine	23.07.04	Until 30.06.05	163 242 615
Bond	Engineering tools and equipment (692 items)	10.12.03	Until 09.06.05	886 894 337
Bond	Non-ferrous metals (1998 tons)	28.02.05	29.04.05	430 504 323

Charge of the fixed assets of the Company as for 31.12.2004:

Charge description	Object	Time of the appearance of the charges	Validity period	Hypothecation value, rubles
Bond	Engineering tools and equipment (119 items)	14.04.04	Until 23.09.05	253 899 249
Bond	Engine	29.06.04	Until 27.06.05	163 242 615
Bond	Engine	23.07.04	Until 30.06.05	163 242 615
Bond	Engineering tools and equipment (692 items)	10.12.03	Until 09.06.05	886 894 337

Charge of the fixed assets of the Company as for 30.09.2004:

Charge description	Object	Time of the appearance of the charges	Validity period	Hypothecation value, rubles
Bond	Edifice LIS	26.04.2000	Until 31.05.2004	14 205 800
Bond	Edifice 120-check-points	26.04.2000	Until 31.05.2004	6 638 800
Bond	Edifice of the offices	26.04.2000	Until 31.05.2004	2 324 000
Bond	Runway (11 objects)	15.06.2001	Until 31.05.2004	306 337 500
Bond	Engineering tools and equipment (742 items)	03.12.03	Until 09.06.05	886 894 337
Bond	Engineering tools and equipment (119 items)	14.04.04	Until 23.09.05	253 899 249
Bond	Units	30.04.03	Until 01.10.04	20 323 752 USD
Bond	Materials	24.09.03	Until 01.03.05	22 902 367 USD
Bond	Building (address: Russia, Moscow, B. Molchanovka street. 30/7, bld. 2)	05.04.02	Until 30.06.04	1 470 000 USD
Bond	Engine	29.06.04	Until 27.06.05	163 242 615
Bond	Engine	23.07.04	Until 30.06.05	163 242 615
Bond	Engineering tools and equipment (692 items)	10.12.03	Until 09.06.05	886 894 337

These fixed assets are the securing for the credits of the Saving Bank of Russia.

Cost of the real estate of the Company:

	On 30.09.2004	On 31.12.2004	On 31.03.2005	On 30.06.2005
Total cost of the real estate, thousand rubles	2 572 296	-	3 041 637	-

The intangible assets of the Company:

The intangible assets of the Company, as for 30.06.05.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	974 601	145 540
2	Exclusive right of the author or other right holder to use the program for computers and database	13 827	10 738
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	15	6

5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	457	299
Total, rubles		988 908	156 583

The intangible assets of the Company, as for 31.03.05.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	974 601	133 066
2	Exclusive right of the author or other right holder to use the program for computers and database	13 035	10 167
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	15 499	6 039
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	1 256	570
Total, rubles		988 908	143 809

The intangible assets of the Company, as for 31.12.04.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	974 601	120 590
2	Exclusive right of the author or other right holder to use the program for computers and database	13 035	9 802
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	15 499	6 039
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	457	275
Total, rubles		988 109	130 674

The intangible assets of the Company, as for 30.09.04.

No	Groups of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	974 601	107 824
2	Exclusive right of the author or other right holder to use the program for computers and database	13 212	19 574
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	15	6
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	367 542	
6	Other	468	261
Total, rubles		1 355 838	127 665

Intangible assets accounting is performed in accordance with the Regulation on business accounting RAS 14/2000 "Intangible assets accounting", approved by the Order of the RF Ministry of Finance of October 16, 2000 No 91n.

Financial investments of the Company

The total amount of the financial investments of the Company as for 30.06.2005: ***3 923 107 336,17*** rubles.

List of the financial investments of the Company, which are 10 and more percents of the finance investments as for 30.06.2005, 31.03.2005:

Investments in emission securities are:

Type of securities	***The ordinary inscribed non-documentary shares (OIS);*** ***The preferred inscribed non-documentary shares (PIS)***
Full and Abbreviated name of the commercial organization, where the Company has share of the Authorized capital	***Open Joint Stock Company "Design Bureau in the name of A.S.Yakovlev"*** ***OJSC "OKB of Yakovlev"***
Location	***Russia, 125315, Moscow, Leningradsky prospect, 68***
The State registry numbers of the issues of the emission securities, dates of the State registry, The registry bodies, performed the issues registration of the emission securities	1-01-00860-A, 17.03.2004, FSFM of Russia 2-01-00860-A, 17.03.2004, FSFM of Russia
Quantity of the securities, the Company has in possession	***OIS – 1 271 304 shares*** ***PIS – 70 090 shares*** ***Total: 1 341 394 shares***
Total nominal cost of the securities, the Company possesses	***268 278.80 rubles.***
Total balance cost of the securities, the Company possesses	***1 680 002 080.00 rubles.***
Dividend amount of the preferred shares, payout period	***No***
The amount of the stated dividend of the common share, payout period	***no***

Other finance investments:

Object of the financial investments	*Loan*
Full and Abbreviated name of the commercial organization, where the Company has share of the Authorized capital	*Close Joint Stock Company "BETA AIR"* *CJSC "BETA AIR"*
Location	*Schmidta str., 64, Taganrog, Rostov region, Russia,, 347922*
INN	*6154026578*
The investment amount in the percent of the Charter Capital and in money	*406 740 000 rubles* *51,41% Auth. Capital*
The amount of the interest of the finance investment interest and the procedure of determining it, payout period	*The interest rate for the loan is the commercial secret, payout period is may 2005*

The total amount of the financial investments of the Company as for 31.12.2004: ***4 097 918 000*** rubles.

List of the financial investments of the Company, which are 10 and more percents of the finance investments as for 31.12.2004:

Investments in emission securities are:

Type of securities	*The ordinary inscribed non-documentary shares (OIS);* *The preferred inscribed non-documentary shares (PIS)*
Full and Abbreviated name of the commercial organization, where the Company has share of the Authorized capital	*Open Joint Stock Company "Design Bureau in the name of A.S.Yakovlev"* *OJSC "OKB of Yakovlev"*
Location	*Russia, 125315, Moscow, Leningradsky prospect, 68*
The State registry numbers of the issues of the emission securities, dates of the State registry, The registry bodies, performed the issues registration of the emission securities	1-01-00860-A, 17.03.2004, FSFM of Russia 2-01-00860-A, 17.03.2004, FSFM of Russia
Quantity of the securities, the Company has in possession	*OIS – 1 271 304 shares* *PIS – 70 090 shares* *Total: 1 341 394 shares*
Total nominal cost of the securities, the Company possesses	*268 278.80 rubles.*
Total balance cost of the securities, the Company possesses	*1 680 002 080.00 rubles.*
Dividend amount of the preferred shares, payout period	*No*
The amount of the stated dividend of the common share, payout period	*no*

Other finance investments:

Object of the financial investments	*Loan*
Full and Abbreviated name of the commercial organization, where the Company has share of the Authorized capital	*Close Joint Stock Company "BETA AIR"* *CJSC "BETA AIR"*
Location	*Schmidta str., 64, Taganrog, Rostov region, Russia,, 347922*
INN	*6154026578*
The investment amount in the percent of the Charter Capital and in money	*406 740 000 rubles* *51,41% Auth. Capital*
The amount of the interest of the finance investment interest and the procedure of determining it, payout period	*The interest rate for the loan is the commercial secret, payout period is may 2005*

List of the financial investments of the Company, which are 10 and more percents of the finance investments as for 30.09.2004:

Investments in emission securities are:

Type of securities	*The ordinary inscribed non-documentary shares (OIS);* *The preferred inscribed non-documentary shares*

	(PIS)
Full and Abbreviated name of the commercial organization, where the Company has share of the Authorized capital	***Open Joint Stock Company "Design Bureau in the name of A.S.Yakovlev"*** ***OJSC "OKB of Yakovlev"***
Location	***Russia, 125315, Moscow, Leningradsky prospect, 68***
The State registry numbers of the issues of the emission securities, dates of the State registry, The registry bodies, performed the issues registration of the emission securities	1-01-00860-A, 17.03.2004, FSFM of Russia 2-01-00860-A, 17.03.2004, FSFM of Russia
Quantity of the securities, the Company has in possession	***OIS – 1 271 304 shares*** ***PIS – 70 090 shares*** ***Total: 1 341 394 shares***
Total nominal cost of the securities, the Company possesses	***268 278.80 rubles.***
Total balance cost of the securities, the Company possesses	***1 680 002 080.00 rubles.***
Dividend amount of the preferred shares, payout period	***No***
The amount of the stated dividend of the common share, payout period	***no***

Other finance investments:

Object of the financial investments	***Loan***
Full and Abbreviated name of the commercial organization, where the Company has share of the Authorized capital	***Close Joint Stock Company "BETA AIR"*** ***CJSC "BETA AIR"***
Location	***Schmidta str., 64, Taganrog, Rostov region, Russia,, 347922***
INN	***6154026578***
The investment amount in the percent of the Charter Capital and in money	***406 740 000 rubles*** ***51,41% Auth. Capital***
The amount of the interest of the finance investment interest and the procedure of determining it, payout period	***The interest rate for the loan is the commercial secret, payout period is may 2005***

Information about the amount of the potential losses, related to the bankruptcy of the organizations (enterprises), to which the investments were provided, accordingly to each type of the abovementioned investments:

The losses are improbable and are limited by the costs of investments.

The Company assets are not allocated in the deposit or other bank accounts of other Credit organizations, which licenses were suspended or withdrawn, and also in the case if the decision of the reorganization, closing down of such credit organization was made, beginning of the bankruptcy procedure or if such organization were declared bankrupts.

The potential losses, accordingly to the Company estimation of the finance investments, showed in the accounting reports of the Company, are improbable and are limited by the costs of investments

Credit history of the Company

Obligation	Creditor (moneylender)	Amount of the main debt	Maturity day		Interest rate	Maturity day	
			Pan	Fact		Pan	Fact
Credit	Savings bank of Russia, Irkutsk branch	2 500 000 rubles	23.11.99	23.11.99	Not indicated	23.11.99	23.11.99
Credit	Alpha bank Irkutsk branch	43 000 000 rubles	27.12.99	27.12.99	Not indicated	27.12.99	27.12.99
Credit	Savings bank of Russia, Irkutsk branch	37 000 000 rubles	18.01.00	18.01.00	Not indicated	18.01.00	18.01.00
Credit	Alpha bank	5 000 000 US dollars	21.02.00	21.02.00	Not indicated	21.02.00	21.02.00
Credit	HOMOS BANK	5 000 000 US dollars	01.03.00	01.03.00	Not indicated	01.03.00	01.03.00

Credit	Savings bank of Russia	375 000 000 rubles	07.04.00	07.04.00	Not indicated	07.04.00	07.04.00
Credit	Inter-regional investment bank	4 800 000 US dollars	15.05.00	15.05.00	Not indicated	15.05.00	15.05.00
Credit	CB «Andreyevsky»	1 500 000 US dollars	30.05.00	30.05.00	Not indicated	30.05.00	30.05.00
Credit	Savings bank of Russia, Irkuts branch	2 500 000 US dollars	15.06.00	15.06.00	Not indicated	15.06.00	15.06.00
Credit	Savings bank of Russia, Irkutsk branch	1 500 000 US dollars	17.06.00	17.06.00	Not indicated	17.06.00	17.06.00
Credit	Prominvestbank	3 000 000 US dollars	28.06.00	28.06.00	Not indicated	28.06.00	28.06.00
Credit	Savings bank of Russia, Irkutsk branch	70 000 000 rubles	01.08.00	01.08.00	Not indicated	01.08.00	01.08.00
Credit	Vnesheconombank	10 000 000 US dollars	06.10.00	06.10.00	Not indicated	06.10.00	06.10.00
Credit	Trust Investment Bank	10 000 000 US dollars	29.12.00	29.12.00	Not indicated	29.12.00	29.12.00
Credit	Trust Investment Bank	15 000 000 US dollars	21.02.01	21.02.01	Not indicated	21.02.01	21.02.01
Credit	Trust Investment Bank	10 000 000 US dollars	21.02.01	21.02.01	Not indicated	21.02.01	21.02.01
Credit	Prominvestbank	70 000 000 rubles	11.03.01	11.03.01	Not indicated	11.03.01	11.03.01
Credit	Trust Investment Bank	5 000 000 US dollars	09.04.01	09.04.01	Not indicated	09.04.01	09.04.01
Credit	Trust Investment Bank	18 800 000 US dollars	09.04.01	09.04.01	Not indicated	09.04.01	09.04.01
Credit	Savings bank of Russia, Irkutsk branch	105 000 000 rubles	26.04.01	26.04.01	Not indicated	26.04.01	26.04.01
Credit	Savings bank of Russia, Irkutsk branch	14 000 000 US dollars	22.06.01	22.06.01	Not indicated	22.06.01	22.06.01
Credit	Trust Investment Bank	10 000 000 US dollars	30.07.01	30.07.01	Not indicated	30.07.01	30.07.01
Credit	Trust Investment Bank	11 000 000 US dollars	30.07.01	30.07.01	Not indicated	30.07.01	30.07.01
Credit	Trust Investment Bank	10 000 000 US dollars	28.09.01	28.09.01	Not indicated	28.09.01	28.09.01
Credit	Trust Investment Bank	25 000 000 US dollars	09.11.01	09.11.01	Not indicated	09.11.01	09.11.01
Credit	Trust Investment Bank	10 000 000 US dollars	09.11.01	09.11.01	Not indicated	09.11.01	09.11.01
Credit	Savings bank of Russia, Irkutsk branch	150 000 000 rubles	13.11.01	13.11.01	Not indicated	13.11.01	13.11.01
Credit	Trust Investment Bank	3 800 000 US dollars	21.11.01	21.11.01	Not indicated	21.11.01	21.11.01
Credit	Trust Investment Bank	2 000 000 US dollars	18.12.01	18.12.01	Not indicated	18.12.01	18.12.01
Credit	Trust Investment Bank	3 000 000 US dollars	16.01.02	16.01.02	Not indicated	16.01.02	16.01.02
Credit	Trust Investment Bank	21 000 000 US dollars	16.01.02	16.01.02	Not indicated	16.01.02	16.01.02
Credit	Trust Investment Bank	15 000 000 US dollars	16.01.02	16.01.02	Not indicated	16.01.02	16.01.02
Credit	Natzinvestprombank	72 500 000 rubles	28.03.02	28.03.02	Not indicated	28.03.02	28.03.02
Credit	Savings bank of Russia	30 000 000 US dollars	31.03.02	31.03.02	Not indicated	31.03.02	31.03.02
Credit	Savings bank of Russia	18 728 000 US dollars	31.03.02	31.03.02	Not indicated	31.03.02	31.03.02
Credit	Trust Investment Bank	25 000 000 US dollars	10.04.02	10.04.02	Not indicated	10.04.02	10.04.02
Credit	Bank "MFK"	167 630 000 rubles	19.04.02	19.04.02	Not indicated	19.04.02	19.04.02
Credit	Savings bank of Russia,	104 868 893 rubles	26.04.02	26.04.02	Not indicated	26.04.02	26.04.02

	Irkutsk branch						
Credit	Trust Investment Bank	10 000 000 US dollars	15.05.02	15.05.02	Not indicated	15.05.02	15.05.02
Credit	Trust Investment Bank	45 000 000 US dollars	15.05.02	15.05.02	Not indicated	15.05.02	15.05.02
Credit	Alpha bank	10 000 000 US dollars	28.05.02	28.05.02	Not indicated	28.05.02	28.05.02
Credit	WBRD	30 000 000 rubles	03.06.02	03.06.02	Not indicated	03.06.02	03.06.02
Credit	Trust Investment Bank	21 000 000 US dollars	27.07.02	27.07.02	Not indicated	27.07.02	27.07.02
Credit	BIN-Bank	146 955 000 rubles	29.07.02	29.07.02	Not indicated	29.07.02	29.07.02
Credit	BIN-Bank	146 960 000 rubles	30.07.02	30.07.02	Not indicated	30.07.02	30.07.02
Credit	HOMOS BANK	125 600 000 rubles	01.08.02	01.08.02	Not indicated	01.08.02	01.08.02
Credit	HOMOS BANK	126 000 000 rubles	02.08.02	02.08.02	Not indicated	02.08.02	02.08.02
Credit	BIN-Bank	103 043 000 rubles	06.08.02	06.08.02	Not indicated	06.08.02	06.08.02
Credit	BIN-Bank	103 042 000 rubles	07.08.02	07.08.02	Not indicated	07.08.02	07.08.02
Credit	Savings bank of Russia	839 608 166 rubles	31.08.02	31.08.02	Not indicated	31.08.02	31.08.02
Credit	Alpha bank	10 000 000 US dollars	14.09.02	14.09.02	Not indicated	14.09.02	14.09.02
Credit	BratskGesStroy	24 000 000 rubles	23.09.02	23.09.02	Not indicated	23.09.02	23.09.02
Credit	Alpha bank	5 000 000 US dollars	27.09.02	27.09.02	Not indicated	27.09.02	27.09.02
Credit	Natzinvestprombank	2 000 000 US dollars	28.10.02	28.10.02	Not indicated	28.10.02	28.10.02
Credit	Natzinvestprombank	31 676 700 rubles	28.10.02	28.10.02	Not indicated	28.10.02	28.10.02
Credit	Savings bank of Russia	17 817 000 US dollars	31.10.02	31.10.02	Not indicated	31.10.02	31.10.02
Credit	Savings bank of Russia, Irkutsk branch	130 000 000 rubles	14.11.02	14.11.02	Not indicated	14.11.02	14.11.02
Credit	International bank of Saint-Petersburg	100 000 000 rubles	25.11.02	25.11.02	Not indicated	25.11.02	25.11.02
Credit	Mosnarbank	20 000 000 US dollars	29.11.02	29.11.02	Not indicated	29.11.02	29.11.02
Credit	Natzinvestprombank	2 000 000 US dollars	29.12.02	29.12.02	Not indicated	29.12.02	29.12.02
Credit	Natzinvestprombank	31 880 000 rubles	29.12.02	29.12.02	Not indicated	29.12.02	29.12.02
Credit	HOMOS BANK	384 200 000 rubles	17.02.03	17.02.03	Not indicated	17.02.03	17.02.03
Credit	Rosbank	56 000 000 US dollars	17.02.03	17.02.03	Not indicated	17.02.03	17.02.03
Credit	Alpha bank	10 000 000 US dollars	05.03.03	05.03.03	Not indicated	05.03.03	05.03.03
Credit	Alpha bank	10 000 000 US dollars	05.03.03	05.03.03	Not indicated	05.03.03	05.03.03
Credit	Promsvyazbank	6 000 000 US dollars	20.03.03	20.03.03	Not indicated	20.03.03	20.03.03
Credit	Mosnarbank	15 000 000 US dollars	11.04.03	11.04.03	Not indicated	11.04.03	11.04.03
Credit	ACB «Forpost»	2 500 000 US dollars	21.04.03	21.04.03	Not indicated	21.04.03	21.04.03
Credit	Savings bank of Russia, Irkutsk branch	140 000 000 rubles	25.04.03	25.04.03	Not indicated	25.04.03	25.04.03
Credit	Promsvyazbank	6 000 000 US dollars	14.05.03	14.05.03	Not indicated	14.05.03	14.05.03
Credit	Alpha bank	20 000 000 US dollars	20.08.03	20.08.03	Not indicated	20.08.03	20.08.03
Credit	Alpha bank	10 000 000 US dollars	20.08.03	20.08.03	Not indicated	20.08.03	20.08.03
Credit	International Moscow Bank	10 000 000 US dollars	23.08.03	23.08.03	Not indicated	23.08.03	23.08.03
Credit	Savings bank of Russia	3 527 079 605 rubles	31.08.03	31.08.03	Not indicated	31.08.03	31.08.03

Credit	Vneshtorgbank	40 000 000 US dollars	15.01.05	29.09.03	Not indicated	15.01.05	26.09.03
Credit	Natzinvestprombank	35 904 000 rubles	30.09.03	30.09.03	Not indicated	30.09.03	30.09.03
Credit	Savings bank of Russia	3 127 550 237 rubles	31.10.03	31.10.03	Not indicated	31.10.03	31.10.03
Credit	MDM-Bank	2 000 000 US dollars	18.11.03	18.11.03	Not indicated	18.11.03	18.11.03
Credit	Mosnarbank	15 000 000 US dollars	30.11.03	30.11.03	Not indicated	30.11.03	30.11.03
Credit	MDM-Bank	15 000 000 US dollars	11.12.03	11.12.03	Not indicated	11.12.03	11.12.03
Credit	Vneshtorgbank	72 000 000 US dollars	30.11.04	04.12.02	Not indicated	30.11.04	04.12.02
Credit	Rosbank	60 000 000 US dollars	02.08.04	30.12.03	Not indicated	02.08.04	30.12.03
Credit	Vneshtorgbank	60 000 000 US dollars	15.01.05	22.01.04	Not indicated	15.01.05	22.01.04
Credit	Savings bank of Russia, Irkutsk branch	140 000 000 rubles	23.04.04	Not reached	Not indicated	23.04.04	Not reached
Credit	Savings bank of Russia, Irkutsk branch	130 000 000 rubles	10.06.04	Not reached	Not indicated	10.06.04	Not reached
Credit	Alpha bank	27 750 000 US dollars	01.10.04	Not reached	Not indicated	01.10.04	Not reached
Credit	Alpha bank	40 000 000 US dollars	01.03.05	Not reached	Not indicated	01.03.05	Not reached
Credit	BIN-Bank	200 000 000 rubles	06.05.05	Not reached	Not indicated	06.05.05	Not reached
Credit	Savings bank of Russia	193 000 000 US dollars	30.09.05	Not reached	Not indicated	30.09.05	Not reached
Credit	Mosnarbank	43 500 000 US dollars	30.11.05	Not reached	Not indicated	30.11.05	Not reached
Credit	Vneshtorgbank	60 000 000 US dollars	15.01.05	22.01.04	Not indicated	15.01.05	22.01.04
Credit	International Moscow Bank	15 000 000 US dollars	09.06.05	Not reached	Not indicated	09.06.05	Not reached
Credit	International Moscow Bank	5 000 000 долларов США	09.06.05	Not reached	Not indicated	09.06.05	Not reached
Credit	Savings bank of RF	60 000 000 US dollars	24.12.07	Not reached	Not indicated	24.12.07	Not reached
Credit	Rosbank	60 000 000 US dollars	01.07.04	Not reached	Not indicated	01.07.04	Not reached
Credit	MDM-Bank	256 000 000 rubles	11.03.04	12.03.04	Not indicated	11.03.04	12.03.04
Credit	ACB «Forpost»	41 000 000 rubles	23.03.04	23.03.04	Not indicated	23.03.04	23.03.04
Credit	MDM-Bank	285 000 000	14.04.04	Not reached	Not indicated	14.04.04	Not reached
Credit	Savings bank №7013	88 109 378US dollars	27.09.07	Not reached	Not indicated	27.09.07	Not reached
Credit	Savings bank №7012	7 920 940 US dollars	23.09.05	20.09.05	Not indicated	23.09.05	20.09.04
Credit	Savings bank №7014	66 409 392 US dollars	24.09.05	Not reached	Not indicated	24.09.05	Not reached
Credit	MDM-Bank	10 000 000 US dollars	09.07.04	09.07.04	Not indicated	09.07.04	09.07.04
Credit	MDM-Bank	2 000 000 US dollars	05.07.04	05.07.04	Not indicated	05.07.04	05.07.04
Credit	Savings bank № 2229/2745-6	1 017 242 058,79 RUB	30.06.04	01.06.04	Not indicated	30.06.04	01.06.04
Credit	Mosnarbank (Singapore)	20 000 000 US dollars	26.05.05	Not reached	Not indicated	26.05.05	Not reached
Credit	Savings bank № 7028	67 500 000 US dollars	28.07.05	Not reached	Not indicated	28.07.05	Not reached
Credit	MDM-Bank	11 000 000 US dollars	30.12.04	30.12.04	Not indicated	30.12.04	30.12.04

Credit	Savings bank (Branch in Irkutsk)	135 000 000 US dollars	27.06.05	Not reached	Not indicated	27.06.05	Not reached
Credit	Savings bank (Branch in Irkutsk)	135 000 000 US dollars	30.06.05	Not reached	Not indicated	30.06.05	Not reached
Credit	MMB	10 000 000 US dollars	01.02.06	Not reached	Not indicated	01.02.06	Not reached
Credit	MMB	10 000 000 US dollars	22.03.07	Not reached	Not indicated	22.03.07	Not reached
Credit	Alfa-bank	10 000 000 US dollars	28.02.05	28.02.05	Not indicated	28.02.05	28.02.05
Credit	Alfa-bank	15 000 000 US dollars	25.02.05	25.03.05	Not indicated	25.03.05	25.03.05
Credit	Alfa-bank	10 000 000 US dollars	24.03.05	24.03.05	Not indicated	24.03.05	24.03.05
Credit	Alfa-bank	11 000 000 US dollars	29.04.05	Not reached	Not indicated	29.04.05	Not reached
Credit	MDM-Bank	10 000 000 US dollars	16.03.05	16.03.05	Not indicated	16.03.05	16.03.05
Credit	MDM-Bank	10 000 000 US dollars	18.03.05	18.03.05	Not indicated	18.03.05	18.03.05
Credit	MDM-Bank	10 000 000 US dollars	15.04.05	Not reached	Not indicated	15.04.05	Not reached
Credit	MDM-Bank	270 000 000 rubles	01.04.05	Not reached	Not indicated	01.04.05	Not reached
Credit	Alfa-bank	8 000 000 US dollars	25.05.05	Not reached	Not indicated	25.05.05	Not reached
Credit	Alfa-bank	285 000 000 rubles	01.04.05	Not reached	Not indicated	01.04.05	Not reached
Credit	Savings bank № 7053	20 000 000 US dollars	29.12.09	Not reached	Not indicated	29.12.09	Not reached
Credit	Savings bank № 7054	45 000 000 US dollars	29.12.08	Not reached	Not indicated	29.12.08	Not reached
Credit	MDM-Bank	10 000 000 US dollars	09.07.04	09.07.04	Not indicated	09.07.04	09.07.04
Credit	MDM-Bank	2 000 000 US dollars	05.07.04	05.07.04	Not indicated	05.07.04	05.07.04
Credit	Savings bank №2229/2745-6	1 017 242 058,79 rubles	30.06.04	01.06.04	Not indicated	30.06.04	01.06.04
Credit	Mosnarbank (Singapore))	20 000 000 US dollars	26.05.05	27.04.05	Not indicated	26.05.05	27.04.05
Credit	Savings bank №7028	4 726 667 US dollars	28.07.05	11.01.05	Not indicated	28.07.05	17.06.05
Credit	MDM-Bank	11 000 000 US dollars	30.12.04	30.12.04	Not indicated	30.12.04	30.12.04
Credit	Savings bank (Branch in Irkutsk)	135 000 000 rubles	27.06.05	27.06.05	Not indicated	27.06.05	27.06.05
Credit	Savings bank (Branch in Irkutsk)	135 000 000 rubles	30.06.05	27.06.05	Not indicated	30.06.05	27.06.05
Credit	MDM-Bank	10 000 000 US dollars	31.01.06	Not reached	Not indicated	31.01.06	Not reached
Credit	MDM-Bank	10 000 000 US dollars	21.03.07	Not reached	Not indicated	21.03.07	Not reached
Credit	Alfa-bank	10 000 000 US dollars	28.02.05	28.02.05	Not indicated	28.02.05	28.02.05
Credit	Alfa-bank	15 000 000 US dollars	25.02.05	25.03.05	Not indicated	25.03.05	25.03.05
Credit	Alfa-bank	10 000 000 US dollars	24.03.05	24.03.05	Not indicated	24.03.05	24.03.05
Credit	Alfa-bank	11 000 000 US dollars	29.04.05	20.04.05	Not indicated	29.04.05	20.04.05
Credit	MDM-Bank	10 000 000 US dollars	16.03.05	16.03.05	Not indicated	16.03.05	16.03.05

Credit	MDM-Bank	10 000 000 US dollars	18.03.05	18.03.05	Not indicated	18.03.05	18.03.05
Credit	MDM-Bank	10 000 000 US dollars	15.04.05	15.04.05	Not indicated	15.04.05	15.04.05
Credit	MDM-Bank	270 000 000 rubles	01.04.05	01.04.05	Not indicated	01.04.05	01.04.05
Credit	MDM-Bank	285 000 000 rubles	01.04.05	01.04.05	Not indicated	01.04.05	01.04.05
Credit	Savings bank №7053	65 640 847 US dollars	29.12.09	Not reached	Not indicated	29.12.09	Not reached
Credit	Savings bank №7054	45 000 000 US dollars	29.12.08	Not reached	Not indicated	29.12.08	Not reached
Credit	Savings bank №7052	12 829 162 US dollars	29.12.08	Not reached	Not indicated	29.12.08	Not reached
Credit	Alfa-bank	8 500 000 US dollars	27.04.05	27.04.05	Not indicated	27.04.05	27.04.05
Credit	Alfa-bank	20 000 000 US dollars	27.04.05	27.04.05	Not indicated	27.04.05	27.04.05
Credit	Alfa-bank	500 000 US dollars	27.04.05	27.04.05	Not indicated	27.04.05	27.04.05
Credit	MDM-Bank	10 000 000 US dollars	22.04.05	22.04.05	Not indicated	22.04.05	22.04.05
Credit	Mosnarbank (Singapore)	63 500 000 US dollars	20.11.08	Not reached	Not indicated	20.11.08	Not reached
Credit	Alfa-bank	2 000 000 US dollars	10.06.05	10.06.05	Not indicated	10.06.05	10.06.05
Credit	Alfa-bank	8 000 000 US dollars	25.05.05	25.05.05	Not indicated	25.05.05	25.05.05
Credit	Alfa-bank	19 000 000 US dollars	15.07.05	Not reached	Not indicated	15.07.05	Not reached
Credit	Alfa-bank	10 000 000 US dollars	08.07.05	Not reached	Not indicated	08.07.05	Not reached
Credit	MDM-Bank	270 000 000 rubles	15.07.05	Not reached	Not indicated	15.07.05	Not reached

The Company obligations, provided by the third parties

Index	9 mon. 2004	12 mon. 2004	3 mon. 2004	6 mon. 2004
Total amount of the obligations of the Company of the provided security to the third parties, thousand rubles	3 429 604	4 159 940	2 059 600	1 172 287
Total amount of the obligations of the third parties, which The Company provided to the third parties security, including loan or guarantee, thousand rubles	2 039 262	2 581 497	1 323 504	1 170 195

Information about the amount of the account receivable

On 30.06.2004 the accounts receivable of the Company is 8 387 521 thousand rubles

The structure of the account receivable of the Company on 30.06.2004.

Type of the account receivable	**Term of payment**	
	Up to 1 year	**More than 1 year**
Customers and clients, thousand rubles	1 434 813	
Including, accounts receivable failed on time thousand rubles		X
Circulating notes to receive, thousand rubles		
Including, accounts receivable failed on time thousand rubles		X
Debt of the participants (founders) of the dues to the Charter Capital, thousand rubles		

Including, accounts receivable failed on time thousand rubles		X
Given advances, thousand rubles	4 342 133	
Including, accounts receivable failed on time thousand rubles		X
Other debtors, thousand rubles	2 597 762	12 813
Including, accounts receivable failed on time thousand rubles		X
Total, thousand rubles	8 374 708	12 813
Total accounts receivable failed on time thousand rubles		X

The structure of the account receivable of the Company on 31.12.2004:

IV.Type of the account receivable	V.Term of payment					
	Up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 days to 1 year	More than 1 year
Accounts receivable, total, thousand rubles Including:	1 966 339 000	102 579 000	770 200 000	3 741 689 000	3 741 689 000	12 344 000
Accounts receivable failed on time thousand rubles						
Customers and clients, thousand rubles	1 897 510 000	11 684 000	95 977 000	36 683 000	577 533 000	
Circulating notes to receive, thousand rubles						
Debt of the associated and subordinated companies, thousand rubles						
Debt of the participants (founders) of the dues to the Charter Capital, thousand rubles						
Given advances, thousand rubles	68 829 000	90 895 000	674 267 000	118 392 000	1 947 010 000	
Other debtors, thousand rubles					1 217 146 000	
Total, thousands rubles:	1 966 339 000	102 579 000	770 200 000	3 741 689 000	3 741 689 000	12 344 000

The structure of the account receivable of the Company on 30.09.2004.

VI.Type of the account receivable	VII.Term of payment					
	Up to 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 days to 1 year	More than 1 year
Accounts receivable, total, thousand rubles Including:	2 337 906	1 026 815	851 573	275 813	233 819	1 240 034

Accounts receivable failed on time thousand rubles						
Customers and clients, thousand rubles	12 856	46 375	15 604	33 075	107 742	387 699
Circulating notes to receive, thousand rubles						
Debt of the associated and subordinated companies, thousand rubles						
Debt of the participants (founders) of the dues to the Charter Capital, thousand rubles						
Given advances, thousand rubles	1 568 344	760 298	831 133	237 943	121 852	
Other debtors, thousand rubles	756 706	220 142	4 836	4 795	4 225	852 335
Total, thousands rubles:	4 675 812	2 053 630	1 703 146	551 626	467 638	2 480 068

Information about formation and use of the reserve fund, and also about other funds of the Company

For 6 months of 2005

Fund:	*Reserve fund*
The fund amount, established by the constitutive documents	*5% of the Authorized Capital of the Company*
The fund amount in money terms, as for the date of the report quarter finishing and in percents of the of the Authorized Capital of the Company	*75 943 thousand rubles, 2,88% of the Authorized Capital*
The fund allocation amount during the report quarter	*42 062*
The fund assets amount, used during the report quarter and the target of usage of this asset	*No*

For 3 months of 2005

Fund:	*Reserve fund*
The fund amount, established by the constitutive documents	*5% of the Authorized Capital of the Company*
The fund amount in money terms, as for the date of the report quarter finishing and in percents of the of the Authorized Capital of the Company	*33 881 thousand rubles, 1,28% of the Authorized Capital*
The fund allocation amount during the report quarter	*No*
The fund assets amount, used during the report quarter and the target of usage of this asset	*No*

For 12 months of 2004

Fund:	*Reserve fund*
The fund amount, established by the constitutive documents	*5% of the Authorized Capital of the Company*
The fund amount in money terms, as for the date of the report quarter finishing and in percents of the of the Authorized Capital of the Company	*Information cannot be provided, as the business accounting of 12 months of 2003 was not ready on the date of approval of the quarterly report.*
The fund allocation amount during the report quarter	

The fund assets amount, used during the report quarter and the target of usage of this asset	

For 9 months of 2004

Fund:	***Reserve fund***
The fund amount, established by the constitutive documents	***5% of the Authorized Capital of the Company***
The fund amount in money terms, as for the date of the each report fiscal year and in percents of the of the Authorized Capital of the Company	***33 881 thousand rubles, 1,4% %***
The fund allocation amount during the report quarter	***0 rubles***
The fund assets amount, used during the report quarter and the target of usage of this asset	***0 rubles***

Report of the Inspection Commission of Irkut Corporation for 2004

The Inspection Commission of JSC Irkut Corporation acted on the basis of the Regulation on the Inspection Commission approved by the Shareholders' meeting of JSC Irkut (hereinafter referred to as the "Company").

The financial records were examined according to the results of the accounting year, the financial analysis of the activity of the Corporation was carried out. For the purpose of exercising control over the financial and economic activity of the Company, the Inspection Commission carried out a series of inspections during the year 2004, including:

-checking the effectiveness of the system of internal control over the safety of the Corporation's assets;

-inspection of inventories on the balance sheet of the Company's subsidiary - IAZ;

-inspection of the use of the Company's net profit in 2004;

-examination of the results of reorganization of the Company's social sphere divisions;

The inspection results were discussed at the meetings of the Inspection Commission, the resolutions passed in the form of acts, conclusions and analytical reports have been referred to the Board of Directors, the executive administration board and corporate officials concerned;

The Company's Inspection Commission has come to the following conclusions based on the work results:

The results of the financial and economic activity analysis showed that in 2004 the main production activity of the Corporation was successful.

The results of the examination of the financial statements showed that the figures presented in the annual financial statements are trustworthy in all considerable aspects.

In the opinion of the Inspection Commission in order to improve the efficiency of the production and economic activity of the Company the following measures should be taken:

-improve the management of non-core assets of the Company; develop a complex of normative, organizational and procedural measures to institute a system of internal control over the safety of inventories and optimization of their stock;

-provide constant monitoring of the Company's expenses incurred out of the net profit with the purpose of optimization.

Chairman of the Inspection Commission of JSC Irkut Corporation (Ivanova N.V.)

Auditor's report on financial statements of Irkut Corporation for 2004

Addressee: Shareholders of JSC Irkut Corporation.
Auditor:
Name: ZAO Gorislavtsev & Co. Audit
Address: 125284, Moscow, 1st Khoroshevsky Passage 3A.
State registration: registration certificate #000565 series "ВД" issued October 27, 1997 by the Moscow Registration Chamber, registration number 001.205.133; the certificate of entering a record in the Uniform Public Register of Legal Entities series 77 # 00721832 issued by the Administration of Ministry of Taxation of the Russian Federation for the city of Moscow, the date of entering the record 18.22.2002 under the main state registration number 102770542858.
License: for engaging in audit activities # E 003461 of 04.03.2003 issued by the RF Ministry of Finance for the period of 5 years.
ZAO Gorislavtsev & Co. Audit is a full member of the Non-commercial partnership "Institute of Professional Auditors" from 19.03.2002, certificate dated 19.03.2002 # 183 issued by the Non-commercial partnership "Institute of Professional Auditors".
Quality certificate of auditing services #40 issued by the Non-commercial partnership "Institute of Professional Auditors" (IPAR), the validity period of the certificate is established by the Resolution of the Quality Committee of IPAR of 22.01.2004 from 22.01.2004 to 22.01.2007.
Audited person:
Name: JSC Irkut Corporation.
Address: 125315, Leningradskiy Prospect, 68.
State registration: registered by inspection of Ministry of Taxation of the Russian Federation #17 in the North-East administrative district of Moscow, series 77 #003842050 of 02.02.2004.

We have carried out the audit of the financial statements of JSC Irkut Corporation for the period from January 1 to December 31, 2004. The financial statements of JSC IrkutCorporation consist of:

- balance sheet (Form #1)
-income statement (Form #2)
-appendices to the balance sheet and income statement;
-explanatory note.

The executive board of JSC Irkut Corporation shall be responsible for the preparation and presentation of the indicated financial statements. Our duty is to express our opinion as to the reliability of these records in all considerable aspects, and the compliance of the accounting methods used to the law of the Russian Federation on the basis of the audit that has been carried out by us.
We have carried out audit in accordance with:

-the Federal law "On Audit Activity"
-the Federal rules (standards) of audit activity;
-internal rules (standards) of the IPAR audit activity;
-normative acts of the authority regulating the activity of the audited person.

The Audit was planned and carried out with a view to ascertain to a reasonable extent that the financial statements submitted to us do not contain any substantial errors.

The audit was carried out on a selective basis and involved a study on a basis of testing the evidence confirming the numeric indexes given in the financial statements and disclosure of information concerning financial and economic activity therein, evaluation of compliance with the accounting principles and norms applied for preparation of financial statements, examination of major assessment indexes obtained by the management of the audited person as well as the evaluation of the presentation of the financial statements.

We believe that the audit, carried out by us, gives sufficient grounds for expressing our opinion on the reliability of the financial statements and the compliance of the accounting methods used with the law of the Russian Federation.

In our opinion the financial statements of JSC Irkut Corporation provide a substantially reliable account of the financial situation on December 31, 2004 and comply with the requirements of the legislation of the Russian Federation as far as the preparation of financial statements is concerned.

April 15, 2005.

Director General M.M. Klopotovskaya
Audit supervisor Y.P. Trofimenko
Auditor's Qualification Certificate # 040434 issued by the RF Ministry of Finance (on the basis of protocol # 101 of 25.12.2001 TSALAK of the RF Ministry of Finance) for an unlimited period

Accepted:
Position:_______________
Surname, Name, Patronymic____________________________
Signature:____

Information on the Affiliated persons of Irkut Corporation

AFFILIATED PERSONS LIST

Of Irkut Corporation

(Issuer's code: 00040-A)
as of 30.06.2005

President
"Irkut Corporation"
Demchenko O.F.

I. Affiliated persons' list by the date 30.06.2005

Affiliated person	The location of the legal entity; place of residence of the natural person (only by approbation of the natural person)	Grounds	Effective date	Equity stake of ordinary shares	Equity stake of shares in the company's charter capital
Bezverkhniy Valeriy Borisovich	*Moscow, Russia*	*The person is the "Irkut Corporation" Board of Directors' member* *The person is the "Irkut Corporation" Executive Committee' member*	*24.06.2005* *24.06.2005*		
Chemezov Sergey Viktorovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		
Poletaev Maksim Vladimiroch	*Russia, Irkutsk*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		
Pogosyan Mikhail Aslanovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		
Demchenko Oleg Fedorovich	*Russia, Moscow*	*The person exercises powers of individual executive body of "Irkut Corporation";* *The person is "irkut Corporation" Board of Directors' member*	*24.06.2005* *24.06.2005*	-	-
Ponomarev Aleksey Konstantinovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		
Vasilenko Sergey Ivanovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*		
Veprev Aleksandr Ivanovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*		

Dolzhenkov Nikolay Nikolaevich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*		
Kobzev Viktor Anatolievich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*		
Sautov Vladimir Nilovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*		
Smekhov Sergey Konstantinovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*		
Chirikov Vladimir Anatolievich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*		
Eliseev Dmitry Anatolievich	*Russia, Moscow*	*The person is the "Irkut Corporation" Executive Committee' member*	*06.09.2004*		
Tsivilev Sergey Viktorovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		
Fedorov Aleksey Innokentievich	*Moscow, Russia*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*	*0.00039%*	*0.00039%*
Close Joint Stock Company "ATS-32"	*Russia, 664020, Irkutsk, ul. Mira , 98*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*03.06.1992*		
Close Joint Stock Company "Itela"	*Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*12.11.2001*		
Close Joint Stock Company "Experimental Design Bureau "Russian avionics"	*Russia, 140160, Moscow region, Zhukovsky, LII Gromova*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen*	*15.08.1999*		

		to the voting shares of the legal person			
Close Joint Stock Company "BETA IR"	*Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*14.02.1996*		
Close Joint Stock Company "Techservisavia"	*Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*27.07.1998*		
Non-governmental Pension Fund "IRKUT"	*Russia, 664020, Irkutsk, ul. Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*01.11.1994*		
Open Joint Stock Company "Taganrog aviation scientific and technical complex in the name of Beriev"	*Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*16.12.1994*		
Open Joint Stock Company "Hydroaviasalon"	*Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*15.11.1995*		
Close Joint Stock Company "IRKUT AviaSTEP"	*Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*01.07.2002*		
Open Joint Stock Company "Yakovlev Design Bureau"	*Russia, 125315, Moscow, Leningradsky*	*The Joint Stock Company has the right to command*	*20.04.2004*		

	prosp, 68	*more than 20 percent of total voting power, fallen to the voting shares of the legal person*			
Open Joint Stock Company "Experimental Design and Construction Office of Measuring Devices in Machinery" (OJSC "NII izmerenia")	*Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*04.11.2003*		
Public limited company "Irkut – Zhilischno-Kommunalnye Uslugi" (Housing and Communal services)	*Russia, 664020, Irkutsk, ul. Aviastroiteley, 28*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*18.12.2003*		
Public limited company "Irkut – Remstroy"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*29.04.2004*		
Public limited company Fitness center "Irkut – Zenit"	*Russia, 664020, Irkutsk, ul. Aviastroiteley, 4A*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*17.03.2004*		
Public limited company "Irkut – StankoService"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*29.04.2004*		
Public limited company "Irkut – TNP"	*Russia, 664020, Irkutsk, ul.Novatorov 11A*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*26.08.2004*		

Public limited company "Printing-house Irkut"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*29.04.2004*		
Public limited company "Network company "Irkut"	*Russia, 664020, Irkutsk, ul. Aviastroiteley, 28A*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*28.05.2004*		
Public limited company "Irkut-Avtotrans"	*Russia, 664020, Irkutsk, ul.Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*07.07.2004*		
Public limited company "Irkut-TEKS"	*Russia, 664020, Irkutsk, ul. Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*17.05.2004*		
Public limited company Sanatorium-dispensary "Irkut"	*: Russia, 664020, Irkutsk, ul. Ukrainskaya, 6*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*12.04.2004*		
Noncommercial institution of Culture "Cultural Center named after Yu.A. GAGARIN"	*Russia, 664020, Irkutsk, ul. Makarenko, 6*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*16.02.2004*		
Public limited company "Energocentr "Irkut"	*Russia, 664020, Irkutsk, ul. Novatorov 3*	*The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*	*20.07.2004*		

Close Joint Stock Company "FTK Company"	*Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*23.04.2003*	*22.53%*	*22.53%*
Reductive Joint Stock Irkut Seaplane S.A.S.	*6 rue de Toul, 31000 Toulouse, France, RCS 449 072 685*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*25.02.2005*		
Limited liability company Hotel "ORION "	*Russia, 664020, Irkutsk, ul. Sibirskih partisan 20A*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*18.05.2005*		
Close Joint Stock Company "Irkut Indastry"	*Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*24.05.2004*		

II. Changes, which took place in the Affiliated persons' list from 01.04.2005 till 30.06.2005.

№	The matter of the change	Effective date	Date of including information in the Affiliated persons' list
1	Grounds of the Affiliated person have been added	24.06.2005	24.06.2005
2	Effective date has been changed	24.06.2005	24.06.2005

Information about Affiliated person before changes:

2	3	4	5	6	7
Demchenko Oleg Fedorovich	*Russia, Moscow*	*The person is "irkut Corporation" Board of Directors' member*	*24.06.2005*		

Information about Affiliated person after changes:

Demchenko Oleg Fedorovich	*Russia, Moscow*	*The person exercises powers of individual executive body of "Irkut Corporation";* *The person is "irkut Corporation" Board of Directors' member*	*24.06.2005* *24.06.2005*		

№	The matter of the change	Effective date	Date of including information in the Affiliated persons' list
3	Grounds of the Affiliated person have been arisen	24.06.2005	24.06.2005

Information about Affiliated person before changes:

2	3	4	5	6	7
The person wasn't the Affiliated person					

Information about Affiliated person after changes:

Tsivilev Sergey Viktorovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		

№	The matter of the change	Effective date	Date of including information in the Affiliated persons' list
4	Grounds of the Affiliated person have been disappeared	24.06.2005	24.06.2005

Information about Affiliated person before changes:

2	3	4	5	6	7
Isaykin Aleksey Ivanovich	*Russia, Uliyanovsk*	*The person is the "Irkut Corporation" Board of Directors' member*	*26.06.04*		

Information about Affiliated person after changes:

The person is not the Affiliated person

№	The matter of the change	Effective date	Date of including information in the Affiliated persons' list

5	Grounds of the Affiliated person have been added	24.06.2005	24.06.2005

Information about Affiliated person before changes:

2	3	4	5	6	7
Kovalkov Viktor Vasilievich	Russia, Irkutsk	*The person is the "Irkut Corporation" Executive Committee' member*	06.09.2004	0.00052%	0.00052%

Information about Affiliated person after changes:

Kovalkov Viktor Vasilievich	Russia, Irkutsk	*The person is the "Irkut Corporation" Executive Committee' member* *The person is the "Irkut Corporation" Board of Directors' member*	06.09.2004 24.06.2005	0.00052%	0.00052%

№	**The matter of the change**	**Effective date**	**Date of including information in the Affiliated persons' list**
6	Grounds of the Affiliated person have been disappeared	24.06.2005	24.06.2005

Information about Affiliated person before changes:

2	3	4	5	6	7
Mikhaylova Nelya Konstantinovna	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*26.06.2004*		

Information about Affiliated person after changes:

The person is not the Affiliated person

№	**The matter of the change**	**Effective date**	**Date of including information in the Affiliated persons' list**
7	Grounds of the Affiliated person have been disappeared	24.06.2005	24.06.2005

Information about Affiliated person before changes:

2	3	4	5	6	7
Agapkin Vyacheslav Mikhaylovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2004*		

Information about Affiliated person after changes:

The person is not the Affiliated person

№	The matter of the change	Effective date	Date of including information in the Affiliated persons' list
8	Grounds of the Affiliated person have been disappeared	24.06.2005	24.06.2005

Information about Affiliated person before changes:

2	3	4	5	6	7
Klementiev Alexander Nikolaevich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*26.06.2004*		
Information about Affiliated person after changes:					
The person is not the Affiliated person					

№	The matter of the change	Effective date	Date of including information in the Affiliated persons' list
9	Grounds of the Affiliated person have been arisen	18.05.2005	18.05.2005

Information about Affiliated person before changes:

2	3	4	5	6	7
Klementiev Alexander Nikolaevich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*26.06.2004*		
Information about Affiliated person after changes:					
Limited liability company Hotel "ORION "	*Russia, 664020, Irkutsk, ul. Sibirskih partisan 20A*	*The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*	*18.05.2005*		

№	The matter of the change	Effective date	Date of including information in the Affiliated persons' list
10	The effective date has been changed	24.06.2005	24.06.2005
11	Grounds of the Affiliated person have been disappeared	24.06.2005	24.06.2005

Information about Affiliated person before changes:

2	3	4	5	6	7
Fedorov Aleksey Innokentievich	*Russia, Moscow*	*The person exercises powers of individual executive body of "Irkut Corporation";* *The person is "irkut Corporation" Board of Directors' member*	*24.05.2002* *26.06.2004*	*0.00039%*	*0.00039%*
Information about Affiliated person after changes:					

Fedorov Aleksey Innokentievich	*Russia, Moscow*	*The person is "irkut Corporation" Board of Directors' member*	*24.06.2005*	*0.00039%*	*0.00039%*

№	The matter of the change	Effective date	Date of including information in the Affiliated persons' list
12	The effective date has been changed	24.06.2005	24.06.2005

Information about Affiliated person before changes:

2	3	4	5	6	7
Bezverkhniy Valeriy Borisovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member* *The person is the "Irkut Corporation" Executive Committee' member*	*26.06.2004* *06.09.2005*		

Information about Affiliated person after changes:

Bezverkhniy Valeriy Borisovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member* *The person is the "Irkut Corporation" Executive Committee' member*	*24.06.2005* *06.09.2005*		

№	The matter of the change	Effective date	Date of including information in the Affiliated persons' list
13	The effective date has been changed	24.06.2005	24.06.2005

Information about Affiliated person before changes:

2	3	4	5	6	7
Chemezov Sergey Viktorovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*26.06.2004*		

Information about Affiliated person after changes:

Chemezov Sergey Viktorovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		

№	The matter of the change	Effective date	Date of including information in the Affiliated persons' list
14	The effective date has been changed	24.06.2005	24.06.2005

Information about Affiliated person before changes:

2	3	4	5	6	7

Poletaev Maksim Vladimirovich	*Russia, Irkutsk*	*The person is the "Irkut Corporation" Board of Directors' member*	*26.06.2004*		
Information about Affiliated person after changes:					
Poletaev Maksim Vladimirovich	*Russia, Irkutsk*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		

№	The matter of the change	Effective date	Date of including information in the Affiliated persons' list
15	The effective date has been changed	24.06.2005	24.06.2005

Information about Affiliated person before changes:

2	3	4	5	6	7
Pogosyan Mikhail Aslanovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*26.06.2004*		
Information about Affiliated person after changes:					
Pogosyan Mikhail Aslanovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*26.06.2004*		

№	The matter of the change	Effective date	Date of including information in the Affiliated persons' list
16	The effective date has been changed	24.06.2005	24.06.2005

Information about Affiliated person before changes:

2	3	4	5	6	7
Ponomarev Aleksey Konstantinovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*26.06.2004*		
Information about Affiliated person after changes:					
Ponomarev Aleksey Konstantinovich	*Russia, Moscow*	*The person is the "Irkut Corporation" Board of Directors' member*	*24.06.2005*		

AFFILIATED PERSONS LIST

Of JSC "Corporation "Irkut"

(Issue code: 00040-A)
as of 31.03.2005

Acting President
Irkut Corporation
Bezverkhniy V.B.

Affiliated person	Quantity of shares, owned by the affiliated person	Equity stake of shares in the company's charter capital
Full name: ***Bezverkhniy Valeriy Borisovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: ***Agapkin Vyacheslav Mikhailovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Isaikin Alexey Ivanovich*** Place of residence: ***Russia, Ulyanovsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Chemezov Sergey Viktorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Poletaev Maksim Vladimiroch*** Place of residence: ***Russia, Irkutsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Pogosyan Mikhail Aslanovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Mikhailova Nelya Konstantinovna*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004*** Grounds: ***The person is affiliated with the group, owning the Joint Stock Company*** Reason of the person's affiliation with the group, owing the Joint Stock Company: ***President of CJSC "FTK" Company*** Effective date: ***17.11.2004***		
Full name: ***Demchenko Oleg Fedorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Klementiev Alexandr Nikolaevich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Ponomarev Alexey Konstantinovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Vasilenko Sergey Ivanovich***		

Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: *Veprev Aleksandr Ivanovich* Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: *Dolzhenkov Nikolay Nikolaevich* Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: *Kobzev Viktor Anatolievich* Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: *Kovalkov Viktor Vasilievich* Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***	*4 570*	*0,00052%*
Full name: ***Sautov Vladimir Nilovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: ***Smekhov Sergey Konstantinovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: ***Chirikov Vladimir Anatolievich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***25.11.2004***		
Full name: ***Eliseev Dmitry Anatolievich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***25.11.2004***		
Full name: ***Fedorov Alexey Innokentievich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person exercises powers of individual executive body of the Joint Stock Company*** Effective date: ***30.05.1997*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***	*3 435*	*0.00039%*
Full name of company: ***Close Joint Stock Company "ATS-32"*** Abbreviated name of company: ***CJSC "ATS-32"*** Place of residence: ***Russia, 664020, Irkutsk, ul. Mira , 98*** Postal address: ***Russia, 664020, Irkutsk, ul. Mira , 98*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***3.06.1992***		
Full name of company: ***Close Joint Stock Company "Itela"*** Abbreviated name of company: ***CJSC "Itela"*** Place of residence: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi*** Postal address: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***12.11.2001***		

Full name of company: ***Close Joint Stock Company "Experimental Design Bureau "Russian avionics"*** Abbreviated name of company: ***CJSC "OKB"Russian avionics"*** Place of residence: ***Russia, 140160, Moscow region, Zhukovsky, LII Gromova*** Postal address: ***Russia, 140160, Moscow region, Zhukovsky, LII Gromova*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***15.08.1999***		
Full name of company: ***Close Joint Stock Company "BETA IR"*** Abbreviated name of company: ***CJSC "BETA IR"*** Place of residence: ***Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*** Postal address: ***Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***14.02.1996***		
Full name of company: ***Close Joint Stock Company "Techservisavia"*** Abbreviated name of company: ***CJSC "Techservisavia"*** Place of residence: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***27.07.1998***		
Full name of company: ***Non-governmental Pension Fund "IRKUT"*** Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***1.11.1994***		
Full name of company: ***Open Joint Stock Company "Taganrog aviation scientific and technical complex in the name of Beriev"*** Abbreviated name of company: ***OJSC "TANTK of Beriev"(Beriev Aircraft)*** Place of residence: ***Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*** Postal address: ***Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***16.12.1994***		
Full name of company: ***Open Joint Stock Company "Hydroaviasalon"*** Abbreviated name of company: ***OJSC "Hydroaviasalon"*** Place of residence: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Postal address: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***15.11.1995***		
Full name of company: ***Close Joint Stock Company "IRKUT AviaSTEP"*** Abbreviated name of company: ***CJSC "IRKUT AviaSTEP"*** Place of residence: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*** Postal address: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***01.07.2002***		
Full name of company: ***Open Joint Stock Company "Yakovlev Design Bureau"*** Abbreviated name of company: ***OJSC "Yakovlev Design Bureau"*** Place of residence: ***Russia, 125315, Moscow, Leningradsky prosp, 68*** Postal address: ***Russia, 125315, Moscow, Leningradsky prosp, 68*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***20.04.2004***		
Full name of company: ***Open Joint Stock Company "Experimental Design and***		

Construction Office of Measuring Devices in Machinery" Abbreviated name of company: ***OJSC "NII izmerenia"*** Place of residence: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Postal address: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***04.11.2003***		
Full name of company: Public limited company "Irkut – Zhilischno-Kommunalnye Uslugi" (Housing and Communal services) Abbreviated name of company: ***PLC "Irkut - ZKU"*** Place of residence: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 28*** Postal address: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 28*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***18.12.2003***		
Full name of company: ***Public limited company "Irkut – Remstroy"*** Abbreviated name of company: ***PLC "Irkut – Remstroy"*** Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***29.04.2004***		
Full name of company: ***Public limited company Fitness center "Irkut – Zenit"*** Abbreviated name of company: ***PLC FC "Irkut – Zenit"*** Place of residence: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 4A*** Postal address: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 4A*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***17.03.2004***		
Full name of company: ***Public limited company "Irkut – StankoService"*** Abbreviated name of company: ***PLC "Irkut – StankoService"*** Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***29.04.2004***		
Full name of company: Public limited company "Irkut – TNP" Abbreviated name of company: PLC "Irkut – TNP" Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 11A*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 11A*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***26.08.2004***		
Full name of company: Public limited company "Printing-house Irkut" Abbreviated name of company: PLC "Printing-house Irkut" Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***29.04.2004***		
Full name of company: Public limited company "Network company "Irkut" Abbreviated name of company: PLC "Network company "Irkut"" Place of residence: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 28A*** Postal address: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 28A*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***28.05.2004***		
Full name of company: ***Public limited company "Irkut-Avtotrans"***		

Abbreviated name of company: ***PLC "Irkut-Avtotrans"*** Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *07.07.2004*		
Full name of company: ***Public limited company "Irkut-TEKS"*** Abbreviated name of company: ***PLC "Irkut-TEKS"*** Place of residence: ***Russia, 664020, Irkutsk, ul. Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul. Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *17.05.2004*		
Full name of company: ***Public limited company Sanatorium-dispensary "Irkut"*** Abbreviated name of company: ***PLC "Sanatorium Irkut"*** Place of residence: ***Russia, 664020, Irkutsk, ul. Ukrainskaya, 6*** Postal address: ***Russia, 664020, Irkutsk, ul. Ukrainskaya, 6*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *12.04.2004*		
Full name of company: ***Noncommercial institution of Culture "Cultural Center named after Yu.A. GAGARIN"*** Abbreviated name of company: ***DK im. Yu.A. GAGARINA*** Place of residence: ***Russia, 664020, Irkutsk, ul. Makarenko, 6*** Postal address: ***Russia, 664020, Irkutsk, ul. Makarenko, 6*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *16.02.2004*		
Full name of company: ***Public limited company "Energocentr "Irkut"*** Abbreviated name of company: ***PLC "Energocentr "Irkut"*** Place of residence: ***Russia, 664020, Irkutsk, ul. Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul. Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: *20.07.2004*		
Full name of company: ***Close Joint Stock Company "FTK Company"*** Abbreviated name of company: ***CJSC "FTK Company"*** Place of residence: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*** Effective date: *23.04.2003*	*200 566 215*	*22,82%*
Full name of company: ***Reductive Joint Stock Company "FTK Company"*** Abbreviated name of company: ***Irkut Seaplane S.A.S.*** Place of residence: ***6 rue de Toul, 31000 Toulouse, France, RCS 449 072 685*** Postal address: ***6 rue de Toul, 31000 Toulouse, France, RCS 449 072 685*** Grounds: ***The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*** Effective date: *25.02.2005*		
Full name of company: ***Close Joint Stock Company "Irkut Indastry"*** Abbreviated name of company: ***CJSC "Irkut Indastry"*** Place of residence: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Postal address: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Grounds: ***The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*** Effective date: *24.05.2004*		

AFFILIATED PERSONS LIST

Of JSC "Corporation "Irkut"

(Issue code: 00040-A)
as of 31.12.2004

Acting President
Irkut Corporation
Bezverkhniy V.B.

Affiliated person	Quantity of shares, owned by the affiliated person	Equity stake of shares in the company's charter capital
Full name: ***Bezverkhniy Valeriy Borisovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: ***Agapkin Vyacheslav Mikhailovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Isaikin Alexey Ivanovich*** Place of residence: ***Russia, Ulyanovsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Chemezov Sergey Viktorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Poletaev Maksim Vladimiroch*** Place of residence: ***Russia, Irkutsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Pogosyan Mikhail Aslanovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Mikhailova Nelya Konstantinovna*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004*** Grounds: ***The person is affiliated with the group, owning the Joint Stock Company*** Reason of the person's affiliation with the group, owing the Joint Stock Company: ***President of CJSC "FTK" Company*** Effective date: ***17.11.2004***		
Full name: ***Demchenko Oleg Fedorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Klementiev Alexandr Nikolaevich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Ponomarev Alexey Konstantinovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Vasilenko Sergey Ivanovich***		

Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: ***Veprev Aleksandr Ivanovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: ***Dolzhenkov Nikolay Nikolaevich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: ***Kobzev Viktor Anatolievich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: ***Kovalkov Viktor Vasilievich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***	*4 570*	***0,00052%***
Full name: ***Sautov Vladimir Nilovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: ***Smekhov Sergey Konstantinovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***		
Full name: ***Chirikov Vladimir Anatolievich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***25.11.2004***		
Full name: ***Eliseev Dmitry Anatolievich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***25.11.2004***		
Full name: ***Fedorov Alexey Innokentievich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person exercises powers of individual executive body of the Joint Stock Company*** Effective date: ***30.05.1997*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004*** Grounds: ***The person is the OJSC Board' member*** Effective date: ***06.09.2004***	*3 435*	***0.00039%***
Full name of company: ***Close Joint Stock Company "ATS-32"*** Abbreviated name of company: ***CJSC "ATS-32"*** Place of residence: ***Russia, 664020, Irkutsk, ul. Mira , 98*** Postal address: ***Russia, 664020, Irkutsk, ul. Mira , 98*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***3.06.1992***		
Full name of company: ***Close Joint Stock Company "Itela"*** Abbreviated name of company: ***CJSC "Itela"*** Place of residence: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi*** Postal address: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***12.11.2001***		

Full name of company: *Close Joint Stock Company "Experimental Design Bureau "Russian avionics"* Abbreviated name of company: *CJSC "OKB"Russian avionics"* Place of residence: *Russia, 140160, Moscow region, Zhukovsky, LII Gromova* Postal address: *Russia, 140160, Moscow region, Zhukovsky, LII Gromova* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *15.08.1999*		
Full name of company: *Close Joint Stock Company "BETA IR"* Abbreviated name of company: *CJSC "BETA IR"* Place of residence: *Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16* Postal address: *Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *14.02.1996*		
Full name of company: *Close Joint Stock Company "Techservisavia"* Abbreviated name of company: *CJSC "Techservisavia"* Place of residence: *Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1* Postal address: *Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *27.07.1998*		
Full name of company: *Non-governmental Pension Fund "IRKUT"* Place of residence: *Russia, 664020, Irkutsk, ul.Novatorov 3* Postal address: *Russia, 664020, Irkutsk, ul.Novatorov 3* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *1.11.1994*		
Full name of company: *Open Joint Stock Company "Taganrog aviation scientific and technical complex in the name of Beriev"* Abbreviated name of company:*OJSC "TANTK of Beriev"(Beriev Aircraft)* Place of residence: *Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1* Postal address: *Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *16.12.1994*		
Full name of company: *Open Joint Stock Company "Hydroaviasalon"* Abbreviated name of company: *OJSC "Hydroaviasalon"* Place of residence: *Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3* Postal address: *Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *15.11.1995*		
Full name of company: *Close Joint Stock Company "IRKUT AviaSTEP"* Abbreviated name of company: *CJSC "IRKUT AviaSTEP"* Place of residence: *Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2* Postal address: *Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *01.07.2002*		
Full name of company: *Open Joint Stock Company "Yakovlev Design Bureau"* Abbreviated name of company: *OJSC "Yakovlev Design Bureau"* Place of residence: *Russia, 125315, Moscow, Leningradsky prosp, 68* Postal address: *Russia, 125315, Moscow, Leningradsky prosp, 68* Grounds: *The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person* Effective date: *20.04.2004*		
Full name of company: *Open Joint Stock Company "Experimental Design and*		

Construction Office of Measuring Devices in Machinery" Abbreviated name of company: ***OJSC "NII izmerenia"*** Place of residence: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Postal address: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***04.11.2003***		
Full name of company: Public limited company "Irkut – Zhilischno-Kommunalnye Uslugi" (Housing and Communal services) Abbreviated name of company: ***PLC "Irkut - ZKU"*** Place of residence: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 28*** Postal address: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 28*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***18.12.2003***		
Full name of company: Public limited company "Irkut – Remstroy" Abbreviated name of company: PLC "Irkut – Remstroy" Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***29.04.2004***		
Full name of company: Public limited company Fitness center "Irkut – Zenit" Abbreviated name of company: PLC FC "Irkut – Zenit" Place of residence: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 4A*** Postal address: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 4A*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***17.03.2004***		
Full name of company: Public limited company "Irkut – StankoService" Abbreviated name of company: PLC "Irkut – StankoService" Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***29.04.2004***		
Full name of company: Public limited company "Irkut – TNP" Abbreviated name of company: PLC "Irkut – TNP" Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 11A*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 11A*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***26.08.2004***		
Full name of company: Public limited company "Printing-house Irkut" Abbreviated name of company: PLC "Printing-house Irkut" Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***29.04.2004***		
Full name of company: Public limited company "Network company "Irkut" Abbreviated name of company: PLC "Network company "Irkut"" Place of residence: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 28A*** Postal address: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 28A*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***28.05.2004***		
Full name of company: Public limited company "Irkut-Avtotrans"		

Abbreviated name of company: PLC "Irkut-Avtotrans" Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***07.07.2004***		
Full name of company: Public limited company "Irkut-TEKS" Abbreviated name of company: PLC "Irkut-TEKS" Place of residence: ***Russia, 664020, Irkutsk, ul. Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul. Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***17.05.2004***		
Full name of company: Public limited company Sanatorium-dispensary "Irkut" Abbreviated name of company: PLC "Sanatorium Irkut" Place of residence: ***Russia, 664020, Irkutsk, ul. Ukrainskaya, 6*** Postal address: ***Russia, 664020, Irkutsk, ul. Ukrainskaya, 6*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***12.04.2004***		
Full name of company: Noncommercial institution of Culture "Cultural Center named after Yu.A. GAGARIN" Abbreviated name of company: DK im. Yu.A. GAGARINA Place of residence: ***Russia, 664020, Irkutsk, ul. Makarenko, 6*** Postal address: ***Russia, 664020, Irkutsk, ul. Makarenko, 6*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***16.02.2004***		
Full name of company: Public limited company "Energocentr "Irkut" Abbreviated name of company: PLC "Energocentr "Irkut" Place of residence: ***Russia, 664020, Irkutsk, ul. Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul. Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***20.07.2004***		
Full name of company: *Close Joint Stock Company "FTK Company"* Abbreviated name of company: *CJSC "FTK Company"* Place of residence: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*** Effective date: ***23.04.2003***	*200 566 215*	*22,82%*
Full name of company: *Close Joint Stock Company "Irkut Indastry"* Abbreviated name of company: *CJSC "Irkut Indastry"* Place of residence: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Postal address: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Grounds: ***The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*** Effective date: ***24.05.2004***		

AFFILIATED PERSONS LIST

Of JSC "Corporation "Irkut"

(Issue code: 00040-A)
as of 30.09.2004

President
Irkut Corporation
Fedorov A.I.

Affiliated person	Quantity of shares, owned by the affiliated person	Equity stake of shares in the company's charter capital
Full name: ***Bezverkhniy Valeriy Borisovich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person is affiliated with the group, owning the Joint Stock Company*** Effective date: ***26.06.2004*** Reason of the person's affiliation with the group, owing the Joint Stock Company: ***President of CJSC "FTK" Company*** Effective date: ***20.05.1998***		
Full name: ***Agapkin Vyacheslav Mikhailovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Isaikin Alexey Ivanovich*** Place of residence: ***Russia, Ulyanovsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Chemezov Sergey Viktorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Poletaev Maksim Vladimiroch*** Place of residence: ***Russia, Irkutsk*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Pogosyan Mikhail Aslanovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Mikhailova Nelya Konstantinovna*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Demchenko Oleg Fedorovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Klementiev Alexandr Nikolaevich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Ponomarev Alexey Konstantinovich*** Place of residence: ***Russia, Moscow*** Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name: ***Fedorov Alexey Innokentievich*** Place of residence: ***Moscow, Russia*** Grounds: ***The person exercises powers of individual executive body of the Joint Stock Company***	*3 435*	***0.00043%***

Effective date: *30.05.1997* Grounds: ***The person is the OJSC Board of Directors' member*** Effective date: ***26.06.2004***		
Full name of company: ***Close Joint Stock Company "ATS-32"*** Abbreviated name of company: ***CJSC "ATS-32"*** Place of residence: ***Russia, 664020, Irkutsk, ul. Mira , 98*** Postal address: ***Russia, 664020, Irkutsk, ul. Mira , 98*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***3.06.1992***		
Full name of company: ***Close Joint Stock Company "Itela"*** Abbreviated name of company: ***CJSC "Itela"*** Place of residence: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi*** Postal address: ***Russia, 152920, Yaroslavskaya oblast, Rybinsk, 5 Bulvar Pobedi*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***12.11.2001***		
Full name of company: ***Close Joint Stock Company "Experimental Design Bureau "Russian avionics"*** Abbreviated name of company: ***CJSC "OKB"Russian avionics"*** Place of residence: ***Russia, 140160, Moscow region, Zhukovsky, LII Gromova*** Postal address: ***Russia, 140160, Moscow region, Zhukovsky, LII Gromova*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***15.08.1999***		
Full name of company: ***Close Joint Stock Company "BETA IR"*** Abbreviated name of company: ***CJSC "BETA IR"*** Place of residence: ***Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*** Postal address: ***Russia, 347922, Rostovskaya oblast, Taganrog, ul. Shmidta 16*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***14.02.1996***		
Full name of company: ***Close Joint Stock Company "Techservisavia"*** Abbreviated name of company: ***CJSC "Techservisavia"*** Place of residence: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***27.07.1998***		
Full name of company: ***Non-governmental Pension Fund "IRKUT"*** Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***1.11.1994***		
Full name of company: ***Open Joint Stock Company "Taganrog aviation scientific and technical complex in the name of Beriev"*** Abbreviated name of company:***OJSC "TANTK of Beriev"(Beriev Aircraft)*** Place of residence: ***Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*** Postal address: ***Russia, 347923, Rostovskaya oblast, Taganrog, pl. Aviatorov 1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***16.12.1994***		
Full name of company: ***Open Joint Stock Company "Hydroaviasalon"*** Abbreviated name of company: ***OJSC "Hydroaviasalon"*** Place of residence: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Postal address: ***Russia, 353470, Krasnodar region,Gelendjic, ul.Solnechnaya 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of***		

total voting power, fallen to the voting shares of the legal person Effective date: ***15.11.1995***		
Full name of company: ***Close Joint Stock Company "IRKUT AviaSTEP"*** Abbreviated name of company: ***CJSC "IRKUT AviaSTEP"*** Place of residence: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*** Postal address: ***Russia, 121069, Moscow, ul. B. Molchanovka, 30/7, building.2*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***01.07.2002***		
Full name of company: ***Open Joint Stock Company "Yakovlev Design Bureau"*** Abbreviated name of company: ***OJSC "Yakovlev Design Bureau"*** Place of residence: ***Russia, 125315, Moscow, Leningradsky prosp, 68*** Postal address: ***Russia, 125315, Moscow, Leningradsky prosp, 68*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***20.04.2004***		
Full name of company: ***Open Joint Stock Company "Experimental Design and Construction Office of Measuring Devices in Machinery"*** Abbreviated name of company: ***OJSC "NII izmerenia"*** Place of residence: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Postal address: ***Russia, 129626, Moscow, ul. Novoalexeevskaya 13, building 1*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***04.11.2003***		
Full name of company: Public limited company "Irkut – Zhilischno-Kommunalnye Uslugi" (Housing and Communal services) Abbreviated name of company: ***PLC "Irkut - ZKU"*** Place of residence: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 28*** Postal address: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 28*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***18.12.2003***		
Full name of company: Public limited company "Irkut – Remstroy" Abbreviated name of company: PLC "Irkut – Remstroy" Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***29.04.2004***		
Full name of company: Public limited company Fitness center "Irkut – Zenit" Abbreviated name of company: PLC FC "Irkut – Zenit" Place of residence: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 4A*** Postal address: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 4A*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***17.03.2004***		
Full name of company: Public limited company "Irkut – StankoService" Abbreviated name of company: PLC "Irkut – StankoService" Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***29.04.2004***		
Full name of company: Public limited company "Irkut – TNP" Abbreviated name of company: PLC "Irkut – TNP" Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 11A*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 11A*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of***		

total voting power, fallen to the voting shares of the legal person Effective date: ***26.08.2004***		
Full name of company: Public limited company "Printing-house Irkut" Abbreviated name of company: PLC "Printing-house Irkut" Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***29.04.2004***		
Full name of company: Public limited company "Network company "Irkut" Abbreviated name of company: PLC "Network company "Irkut"" Place of residence: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 28A*** Postal address: ***Russia, 664020, Irkutsk, ul. Aviastroiteley, 28A*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***28.05.2004***		
Full name of company: Public limited company "Irkut-Avtotrans" Abbreviated name of company: PLC "Irkut-Avtotrans" Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***07.07.2004***		
Full name of company: Public limited company "Irkut-TEKS" Abbreviated name of company: PLC "Irkut-TEKS" Place of residence: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Postal address: ***Russia, 664020, Irkutsk, ul.Novatorov 3*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***17.05.2004***		
Full name of company: Public limited company Sanatorium-dispensary "Irkut" Abbreviated name of company: PLC "Sanatorium Irkut" Place of residence: ***Russia, 664020, Irkutsk, ul. Ukrainskaya, 6*** Postal address: ***Russia, 664020, Irkutsk, ul. Ukrainskaya, 6*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***12.04.2004***		
Full name of company: Noncommercial institution of Culture "Cultural Center named after Yu.A. GAGARIN" Abbreviated name of company: DK im. Yu.A. GAGARINA Place of residence: ***Russia, 664020, Irkutsk, ul. Makarenko, 6*** Postal address: ***Russia, 664020, Irkutsk, ul. Makarenko, 6*** Grounds: ***The Joint Stock Company has the right to command more than 20 percent of total voting power, fallen to the voting shares of the legal person*** Effective date: ***16.02.2004***		
Full name of company: *Close Joint Stock Company "FTK Company"* Abbreviated name of company: *CJSC "FTK Company"* Place of residence: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Postal address: ***Russia, 125047,Moscow, 1st Tverskaya-Yamskaya, 6, building1*** Grounds: ***The legal person has the right to command more than 20 percent of total voting power, fallen to the voting shares of the Joint Stock Company*** Effective date: ***23.04.2003***	*200 566 215*	*25.35%*

Information on the datas which may affect substantially the Issuer's securities value and statements on substantial facts

INFORMATION ON THE DATA WHICH MAY AFFECT SUBSTANTIALLY THE ISSUER'S SECURITIES VALUE

DATA AS REGARDS OF PURCHASE BY THE ISSUER OF AT LEAST 5 PER CENT SHARE IN THE CORPORATION CHARTER CAPITAL OF ANOTHER JOINT-STOCK COMPANY EQUITIES, AND AS REGARDS OF CHANGES IN THAT SHARE AT A RATE OF MULTIPLE 5 PERCENT

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
6. Complete Company name and its address, whose ordinary equities were bought by the Issuer or in which the specified share of the Issuer has changed: ***BETA AIR Joint-Stock company, 16, Shmidta Str., 347922 Taganrog RUSSIA***
7. The Corporation Charter capital Issuer's share before the change was equal to: ***66,15%***
The Corporation equities share, which belonged to the Issuer before the change: ***66,15%***
8. The Issuer's share in the Corporation Charter Capital after the change: ***73,44%***
The Corporation equities share, which belonged to the Issuer after the change: ***73,44%***
9. Date, when the Issuer's share in the Corporation Charter Capital changed: ***30.09.2004***

Head of Investors Relations Department ***Elena Odyagaylo***

5th October, 2004

STATEMENT ON SUBSTANTIAL FACTS
"INFORMATION ON DECISIONS OF GENERAL MEETINGS"

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Substantial Fact Code:
1000040A24122004
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
7. Name of the periodical used by the Issuer to publish information on substantial facts: ***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***
8. Kind of the General Meeting: ***a special meeting***
9. Mode of the shareholders' Meeting holding: ***absentee voting***
10. Date and place of the General Meeting holding: ***20th January, 2004 at the address 664020, Irkutsk, st. Novatorov, 3***
11. The quorum at the General Meeting:
Total number of votes possessed by shareholders –owners of voting shares is 878 946 528.
Number of votes possessed by shareholders, who participated in the General shareholders' Meeting, is 644 334 267, that makes 73.31%
A quorum is sufficient for bringing decisions on all the matters on the agenda.
12. The matters put to the vote and voting results thereof.
Approval of quantitative structure of Board of directors of the open joint-stock company "Research-and-production Corporation "Irkut" in quantity nine person.

VOTING RESULTS:
FOR the decision – 644 268 977 votes, which makes 99,99%;
AGAINST the decision – 5 750 votes, which makes 0,0008,

ABSTAINED from voting – 30 915 votes, which makes 0,0047%;
Ballot-papers with 28 625 votes (0,0044%) are acknowledged invalid.

13. Wordings of the decisions taken at the General Meeting.
The quantitative structure of Board of directors of the open joint-stock company " Research-and-production corporation "Irkut" shall be approved in quantity nine person

Corporate finance Vice-President *D.A. Eliseev*
24th December, 2004

STATEMENT ON A SUBSTANTIAL FACT
"INFORMATION ON ISSUER'S SECURITIES ISSUE"

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. ***Substantial Fact Code: 0500040A21042005***
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
7. Name of the periodical used by the Issuer to publish information on substantial facts: ***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***
8.1. Kind, category (type), series and other identification properties of registered securities: ***interest-bearing documentary non-convertible payable to bearer A03 series bonds with mandatory centralized custody.***
8.2. Number of distributed securities and nominal value of each distributed security are as follows: ***3 250 000*** (Three million two hundred fifty thousand) pieces with nominal price of ***1 000*** (One thousand) Rubles each
8.3. Security distribution mode – open subscription
8.4. Other conditions of securities distribution stated by the decision as regards their distribution:
- Bonds' distribution starts not earlier than in two weeks after disclosure information of state registration of bonds issue and guarantee of possibility to all prospective customers for access to information of the given bonds issue, which should be disclosed according to the 23d Article of Federal Law "On Securities Markets" and the statutory act of Federal enforcement authority on a securities market. Date of the bonds issue beginning is defined by the Irkut Corporation authority body and reduced to the bonds prospective customers information not later than 5 (Five) days before bonds issue by the covering the corresponding massage in the news line of news agencies and on Irkut Corporation web-site in the Internet. Date of issue expiration is more earlier among the follow dates: a) Fifteenth working day from the issue beginning date; b) date of issue the last bond of the issue. At the same time, the issue expiry date couldn't be later than one year from the bonds issue state registration date.
- Bonds distribution is holding by making sale and purchase deal at the issue price. Entering a deal of bonds issue starts in the bonds issue beginning date after summarizing competition on the first coupon interest rate definition and finishes in the bond issue close date. Deals during the bonds issue is making by submitting a tender in accordance with internal documents of Closed Joint Stock Company "Moscow Interbank Currency Exchange".
- Bonds have ten coupons per 182 days of duration each.
- Payment of bonds at the issue is making in non-cash form by monetary assets in Rubles of Russian Federation. Possibility of payment by instalments is not provided.
- Date of beginning of redemption of issue bonds – 1820th (One thousand eight hundred twentieth) day from the date of issue bonds starts. Date of start and finish period of redemption is equal.
- Redemption and payment of bonds is proceeding in non-cash form by monetary assets in Rubles of Russian Federation.
9. The body of the Issuer's management, which brought the decision of the securities issue – ***Board of Directors***
10. Date of meeting (sitting) of the Issuer's management body, where decision of the securities issue was taken – ***Board of Directors meeting dated 18th April, 2005***
11. Date and number of Minutes of the meeting (sitting) of the Issuer's management body, where decision of the securities issue was taken: ***No. 9 dated 21st April, 2005***

Corporate Finance Vice-President *Eliseev Dmitry*
21st April, 2005

STATEMENT ON A SUBSTANTIAL FACT
'INFORMATION ON FACTS, WHICH RESULTED IN ONE-TIME ISSUER'S PROFIT OR LOSS GROWTH FOR MORE THAN 10 PER CENT'

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Substantial Fact Code: ***0300040A31032005***
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
7. Name of the periodical used by the Issuer to publish information on substantial facts: ***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***
8. The fact (facts), which resulted in one-time growth of the Issuers income or losses for more than 10 per cent: ***Net profit increase due to growth of revenues for 2004.***
9. Date of the fact (facts) appearance resulting in one-time growth of the Issuer's profit for more than 10 per cent: ***31st March, 2005.***
10. Value of the Issuer's profit (loss) during the reported period (year) preceding the reported period, in which such a fact (facts) appear, is: - ***130 844*** thousand Rubles.
11. Value of the Issuer's profit (loss) for the reported period, in which the substantial fact (facts) appears, is: - ***841 239*** thousand Rubles.
12. Alteration of the Issuer's profit (loss) in absolute ratio – ***710 395*** thousand Rubles; interest ratio – ***69.25%.***

Corporate finance Vice-President — *Eliseev Dmitry.*

Chief accountant — *Smekhov Sergey*

5th April, 2004

STATEMENT ON A SUBSTANTIAL FACT
'INFORMATION ON FACTS, WHICH RESULTED IN ONE-TIME ISSUER'S PROFIT OR LOSS GROWTH FOR MORE THAN 10 PER CENT'

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Substantial Fact Code: ***0200040A31032005***
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
7. Name of the periodical used by the Issuer to publish information on substantial facts: ***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***
8. The fact (facts), which resulted in one-time growth of the Issuers income or losses for more than 10 per cent: ***long-term financial investment (purchasing of share of open JSC "Experimental and Design Bureau named after A.S. YAKOVLEV), cost for R&D.***
9. Date of the fact (facts) appearance resulting in one-time growth of the Issuer's profit for more than 10 per cent: ***31st March, 2005.***
10. Value of Issuer's assets at 31.12.2003: ***23 967 815*** thousand Rubles
11. Value of Issuer's assets at 31.12.2004: ***27 220 886*** thousand Rubles
12. Alteration of the Issuer's profit (loss) in absolute ratio – ***3 253 071*** thousand Rubles; interest ratio – ***11,95%.***

Corporate finance — *Eliseev Dmitry.*

Vice-President

Chief accountant *Smekhov Sergey*

5th April, 2004

STATEMENT ON A SUBSTANTIAL FACT
"INFORMATION AS REGARDS THE DATES OF THE ISSUER'S INVENTORY CLOSING"

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Substantial Fact Code: ***0800040A21042005***
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
7. Name of the periodical used by the Issuer to publish information on substantial facts: ***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***
8. Kind, category (type), series and other identification properties of registered securities: ***registered non-documentary securities***
9. The purpose of making the registered securities owners list***: participation in the shareholders' annual General Meeting***
10. Date of making the registered securities owners list: ***5th May, 2005***
11. Date of making Minutes of meeting (sitting) of authorized body of Issuer's managing, at which the decision of making the Issuer's registered securities owners list was taken: ***No. 9 Board of Directors Minutes, dated 21st April, 2005***

Corporate finance Vice-President *Eliseev Dmitry*

21st April, 2005

INFORMATION ON SUBSTANTIAL FACTS
"DATA ON ACCRUED AND/OR PAID INCOME PER THE ISSUER'S SECURITIES"
&
"DATA ON THE ISSUER'S BOND FULFILLMENT TERM IN FRONT OF THE SECURITIES OWNERS

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. ***Substantial Fact Code:***
0600040A04052005
0900040A04052005
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
7. Name of the periodical used by the Issuer to publish information on substantial facts: ***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***
8. Kind, category (type), series and other identification properties of registered securities: ***interest-bearing documentary non-convertible A02 series bonds payable to bearer,.***
9. State registration number of the issue of the securities and the date of state registration: ***4-02-00040-A, 01.10.2002***
10. The name of the registering body, which implemented state registration of the issue of securities: ***the Federal Commission for Securities Market of Russia.***
11. The body of the Issuer's management, which brought the decision of the interest rate calculation on the Issuer's bonds (coupon), and the date of the Minutes of the said management body Meeting (sitting), at which the above mentioned decision was brought: ***The President's Decree No. 307 dated 16.03.2004***
12. General amount of interest payable on the Issuer's bond, series A02: ***119 670 000 Rubles***
(One hundred nineteen million six hundred seventy thousand Rubles)
The amount of interest payable per one Issuer's bond, series A02: ***79,78 Rubles***
(Seventy-Nine Rubles 78/100)

13. The Issuer's securities income payment mode (monetary assets, other assets): ***Monetary assets***

14. Date, on which the obligation as regards payment of income on the Issuer's securities shall be fulfilled, and if the Issuer's securities income payment obligation shall be fulfilled by the Issuer during the certain term (period of time) – the date of this term expiration: ***04.05.2005***.

15. General amount of interest and/or other income payable per the Issuer's bonds of certain issue (series***): Coupon payment of A02 series Issuer's bonds was implemented, at the amount of 119 670 000 Rubles (One hundred nineteen millions six hundred seventy thousand Rubles).***

16. Contents of the Issuer's obligation and the amount of such obligation in monetary terms: ***the fourth coupon payment of A02 series Issuer's bonds at the sum of 119 670 000 Rubles (One hundred nineteen millions six hundred seventy thousand Rubles).***

17. The fact of the Issuer's obligation fulfillment or non-fulfillment (default): ***Obligation is completely fulfilled***

Corporate finance
Vice-President ***Eliseev Dmitry.***

4th May, 2005 zoда

INFORMATION ON THE DATA WHICH MAY AFFECT SUBSTANTIALLY THE ISSUER'S SECURITIES VALUE

Changes in the list of corporate entities with Issuer's share

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description:	***open joint-stock company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation***
1.3. Issuers address:	***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
1.4. Issuer's OGRN:	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***

2. Content of substantial fact:	
2.1. Complete Company name and its address, whose ordinary equities were bought by the Issuer or in which the specified share of the Issuer has changed:	***public limited company Hotel complex "ORION", 20 a Sibirskih partisan str., 664020, Irkutsk, Russia***
2.2. The Contributed capital Issuer's share before the change was equal to:	***0%***
2.3. The Issuer's share in the Contributed Capital after the change:	***100%***
2.4. Date, when the Issuer's share in the Contributed Capital changed:	***18.05.2005***

3. Sign		
Corporate Finance Vice-President *3.2. Date 28th June, 2005*	____________________	*Eliseev Dmitry*

INFORMATION ON THE DATA WHICH MAY AFFECT SUBSTANTIALLY THE ISSUER'S SECURITIES VALUE

"DECISIONS TAKEN BY THE BOARD OF DIRECTORS"

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: ***www.irkut.com***
6. Date of the Issuer's Board of Directors Meeting: ***23d May, 2005***

7. Date and number of Minutes of the Issuer's Board of Directors Meeting (sitting): *No. 10 dated 30th May, 2005*

8. Contents of the decision taken by the Issuer's Board of Directors:

A decision taken on the seventh question of agenda:
Recommend to the Annual shareholding meeting the dividends volume on the ordinary securities for 2004 in the rate of 0.1 Rubles per one share; total dividends volume is 87 894 653 Rubles (eighty-seven million eight hundred ninety-four thousand and six hundred fifty-three Rubles)

Corporate Finance Vice-President *Eliseev Dmitry*

30th May, 2005

INFORMATION ON A SUBSTANTIAL FACT
"INFORMATION ON DECISIONS OF GENERAL MEETINGS"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description:	***open joint-stock company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation***
1.3. Issuers address:	***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
1.4. Issuer's OGRN:	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***
1.9. Substantial Fact Code:	***1000040A29062005***

2. Content of substantial fact:

2.1. Kind of the General Meeting: a special meeting: ***Annual***
2.2. Mode of the shareholders' Meeting holding: ***Meeting in form of united presence (with preliminary direction of bulletins for voting)***
2.3. Date and place of the General Meeting holding: ***24th June, 2005 at the address 664020, Irkutsk, 6 Makarenko str., DK im. Yu.A. GAGARINA***
2.4. The quorum at the General Meeting

The quorum of General Meeting: 701 599 701 that makes 79,82% from the General number of votes belonging to shareholders – owners of voting shares, who participated in the Annual General shareholders' Meeting. A quorum is sufficient for bringing decisions on all the matters on the agenda.

2.5. The matters put to the vote and voting results thereof:

2.5.1. Approval of annual report, annual accounting report (including profit and loss statement (profit and loss accounts) of Irkut Corporation, and profit distribution, including dividend payment (announcement), except profit which was distributed as dividends as per the results of 1st quarter, half year, 9 month of 2004) and loss of Irkut Corporation as per the 2004results.

As regards No.1 agenda item, number of votes belonging to the persons who participated in the General Meeting is ***701 599 701***, that makes ***79.82%.***

VOTING RESULTS:

FOR the decision – ***701 098 861*** votes, which makes ***99,93***%,
AGAINST the decision - ***14 625*** votes, which makes ***0***%,
ABSTAINED from voting – ***471361*** votes, which makes ***0,07%***
Ballot-papers with ***0 (0,0%)*** are acknowledged invalid.
Votes which didn't participate in the voting – ***14 854***, which makes ***0,00***%
THE DECISION was taken by a majority vote.

2.5.2. Election of the Corporation Board of Directors' members

As regards No.2 agenda item, number of votes belonging to the persons who participated in the General Meeting is ***6 314 397 309***, that makes ***79,82%***

VOTING RESULTS: Name of candidate to the Board of Directors and number of votes that makes FOR the decision / %:

1. V.M. AGAPKIN – ***156709***
2. A.F. BARKOVSKIY – ***2261344***
3. V.B. BEZVERHNY - ***654909449***
4. V.A. VICTOROV – ***226494***
5. V.I. VLASOV – ***120100***
6. O.F. DEMCHENKO – ***656279277***
7. A.I. ISAIKIN – ***52025***
8. A.N. KLEMENTYEV – ***185555***
9. V.A. KOBZEV – ***686584***
10. V.V. KOVALKOV – ***662375846***
11. S.S. KOROTKOV – ***77005***
12. N.K. MIKHAILOVA – ***785702***
13. M.A. POGOSYAN – ***1047119039***
14. M.V. POLETAEV – ***653871604***
15. A.K. PONOMARYOV - ***653867404***
16. A.I. FYODOROV – ***662045414***
17. S.V. TSYVILEV – ***654437060***
18. S.V. CHEMEZOV – ***655050329***
19. I.P. SHAMANIN – ***120375***

AGAINST the decision – ***131625*** votes, which makes ***0***%,
ABSTAINED from voting – ***6617637*** votes, which makes ***0,10%***
Ballot-papers with ***538686 votes (0,01%)*** are acknowledged invalid (including the in the part on the current item).
Votes which didn't participate in the voting – ***2 482 046 / 0,04***%
9 persons elected, who has taken by a majority vote.

2.5.3. Election to the Irkut Corporation President

As regards No.3 agenda item, number of votes belonging to the persons who participated in the General Meeting is ***701 599 701***, that makes ***79,82%***

VOTING RESULTS:
FOR the decision – ***701 005 061*** votes, which makes ***99,91***%,
AGAINST the decision – ***181 365*** votes, which makes ***0,03***%,
ABSTAINED from voting – ***405 260*** votes, which makes ***0,06%***
Ballot-papers with ***4 580 (0,0%)*** are acknowledged invalid.
Votes which didn't participate in the voting – ***3435***, which makes ***0,00***%
THE DECISION was taken by a majority vote.

2.5.4. Election to the Irkut Corporation audit commitment members

As regards No.4 agenda item, number of votes belonging to the persons who participated in the General Meeting is ***701 599 686***, that makes ***79,82% (except the votes on the shares, which belongs to the Board of Directors members). Votes, that belongs to the new elected membesr of the Board of Directors, don't participate in the voting on this item of agenda: 8 015***
VOTING RESULTS:
Name of candidate to the audit commitment:
K.V. Brushkov: FOR the decision – ***698 340 216*** votes, which makes ***99,54***%, AGAINST the decision – ***1 327 880*** votes, which makes ***0,19***%, ABSTAINED from voting – ***329 917*** votes, which makes ***0,05%,*** Ballot-papers with ***1 574 772 votes (0,22%)*** are acknowledged invalid (including the in the part on the current item).

N.E. Emelyanov: FOR the decision – ***699 057 354*** votes, which makes ***99,64***%, AGAINST the decision – ***1 031 170*** votes, which makes ***0,15***%, ABSTAINED from voting – ***267 579*** votes, which makes ***0,04%,*** Ballot-papers with ***1 216 682 votes (0,17%)*** are acknowledged invalid (including the in the part on the current item).
N.V. Ivanova: FOR the decision – ***700 214 738*** votes, which makes ***99,80***%, AGAINST the decision – ***118 500*** votes, which makes ***0,02***%, ABSTAINED from voting – ***234 374*** votes, which makes ***0,04%,*** Ballot-papers with ***1 005 173*** votes ***(0,14%)*** are acknowledged invalid (including the in the part on the current item).

V.V. Ionushas: ***FOR the decision –*** 700 168 084 ***votes, which makes*** 99,80***%, AGAINST the decision –*** 114 595 ***votes, which makes*** 0,02***%, ABSTAINED from voting –*** 339 783 ***votes, which makes*** 0,05%, ***Ballot-papers with*** 950 323 votes (0,13%) ***are acknowledged invalid (including the in the part on the current item)***.

V.V. Kanashenok: FOR the decision – ***700 281 728*** votes, which makes ***99,81***%, AGAINST the decision – ***249 070*** votes, which makes ***0,04***%, ABSTAINED from voting – ***267 579*** votes, which makes ***0,04%,*** Ballot-papers with ***774 408*** votes ***(0,11%)*** are acknowledged invalid (including the in the part on the current item).
A.N. Kireev: FOR the decision – ***1 758 212*** votes, which makes ***0,25***%, AGAINST the decision – ***692 009 581*** votes, which makes ***98,63***%, ABSTAINED from voting – ***409 758*** votes, which makes ***0,06%,*** Ballot-papers with ***7 395 234*** votes ***(1,06%)*** are acknowledged invalid (including the in the part on the current item).

E.A. Kuksova: ***FOR the decision –*** 563 134 ***votes, which makes*** 0,08***%, AGAINST the decision –*** 692 719 311 ***votes, which makes*** 98,74***%, ABSTAINED from voting –*** 244 042 ***votes, which makes*** 0,03%, ***Ballot-papers with*** 8 046 298 votes (1,15%) ***are acknowledged invalid (including the in the part on the current item)***.

E.V. Sheshukov: FOR the decision – ***1 523 189*** votes, which makes ***0,22***%, AGAINST the decision – ***691 727 701*** votes, which makes ***98,59***%, ABSTAINED from voting – ***353 016*** votes, which makes ***0,05%,*** Ballot-papers with ***7 968 879*** votes ***(1,14%)*** are acknowledged invalid (including the in the part on the current item).
Didn't participate in voting: 18901 votes, which makes ***0,00%***

***2.5.5. Approval* of the candidate to be assigned Irkut Corporation auditor**

As regards No.5 agenda item, number of votes belonging to the persons who participated in the General Meeting is ***701 599 701***, that makes ***79,82%***
VOTING RESULTS:
FOR the decision – ***700 908 671*** votes, which makes ***99,90***%,
AGAINST the decision – ***624 383*** votes, which makes ***0,09***%,
ABSTAINED from voting – ***56 830*** votes, which makes ***0,01%***
Ballot-papers with ***0 (0,0%)*** are acknowledged invalid.
Votes which didn't participate in the voting – ***9817***, which makes ***0,00***%
THE DECISION was taken by a majority vote.

2.5.6. Inclusion changes and additions to the Charter of Irkut Corporation

As regards No.6 agenda item, number of votes belonging to the persons who participated in the General Meeting is ***701 599 701***, that makes ***79,82%***

VOTING RESULTS:

Decision on this item is taken, if more than three quarters of votes, belonging to the persons who participated in the General Meeting, were given.

Inclusion changes and additions to the Charter of Irkut Corporation:

1. Include the follow changes to the 6th Article of Charter of Irkut Corporation:

2nd paragraph of 6.1 item should be recited in new edition – "The Corporation may distribute in addition to distributed shares ***120 824 363 (one hundred twenty millions eight hundred twenty-four thousands and three hundred sixty-three)*** registered non-documentary equities with nominal value equal to 3 (three) Rubles each. Those equities are stated ones. Stated equities grant the same rights as distributed shares of the respective category (type) foreseen by Irkut Corporation Charter."

FOR the decision – ***700003915*** votes, which makes ***99,77***%,

AGAINST the decision– ***511138*** votes, which makes ***0,07%***

ABSTAINED from voting – ***1079556*** votes which makes ***0,15%***

Ballot-papers with ***0 (0,00%)*** are acknowledged invalid (including the in the part on the current item).

2. Include the follow changes to the 12th Article of Charter of Irkut Corporation:

- 4th item of 12.3 item should be recited in new edition: "Election of the Board of Directors members and advance termination of their authorities"
- 8th item should be excluded.

Note: other items numeration is saved.

FOR the decision – ***00375232*** votes, which makes ***99,83***%,

AGAINST the decision– ***207834*** votes, which makes ***0,03%***

ABSTAINED from voting – ***1011543*** votes which makes ***0,14%***

Ballot-papers with ***0 (0,00%)*** are acknowledged invalid (including the in the part on the current item).

3. Include the follow changes to the 18th Article of Charter of Irkut Corporation:

- add paragraph 2 in 18.1 item: "The Board of Directors consists of 11 persons"
- 17th item in 18.3 item should be recited in new edition: "Questions which are set in items 2, 3, 6, 15-20 of 12.3 item of 12th Article of the Charter should be submitted for decision to general shareholdings meeting"
- add 5th item to 18.5 item: "A member of the Board of Directors, having a right to appeal a decision of the Board of Directors in a court, in case if it breaks his rights and legitimate interests, if he didn't participate in voting or voted against the Board of Directors decision which was taken in defiance of procedure established by the acting legal regulations and the Corporation Charter."
- a first sentence should be excluded in 1st paragraph of 18.6 item: "A quantity structure of the Corporation Board of Directors sets by the decision of the General shareholdings meeting"

FOR the decision – ***700354342*** votes, which makes ***99,82***%,

AGAINST the decision – ***320979*** votes, which makes ***0,05***%,

ABSTAINED from voting – ***919288*** votes, which makes ***0,13%***

Ballot-papers with ***0 (0,0%)*** are acknowledged invalid (including the in the part on the current item).

Votes which didn't participate in the voting – ***5 092***, which makes ***0,00***%

THE DECISION was taken by a majority vote.

2.5.7. On Irkut Corporation Charter capital increase by means of issue of additional shares to be distributed per closed subscription

As regards No.7 agenda item, number of votes belonging to the persons who participated in the General Meeting is ***701 599 701***, that makes ***79.82%***.

VOTING RESULTS:

FOR the decision – ***699 550 388*** votes, which makes ***99,71***%,

AGAINST the decision – ***1 270 253*** votes, which makes ***0,18***%,

ABSTAINED from voting – ***328 625*** votes, which makes ***0,05%***

Ballot-papers with ***0 (0,0%)*** are acknowledged invalid.

Votes which didn't participate in the voting – ***450 435***, which makes ***0,06***%

THE DECISION was taken by a majority vote.

*2.5.8. **Approval of Irkut Corporation Dividend policy for period 2005-2009.***
As regards No.8 agenda item, number of votes belonging to the persons who participated in the General Meeting is ***701 599 701***, that makes ***79.82%***.
VOTING RESULTS:
FOR the decision – ***701 332 998*** votes, which makes ***99,96%***,
AGAINST the decision – ***85 164*** votes, which makes ***0,01%***,
ABSTAINED from voting – ***180 294*** votes, which makes ***0,03%***
Ballot-papers with ***100 (0,0%)*** are acknowledged invalid.
Votes which didn't participate in the voting – ***1 145***, which makes ***0,00%***
THE DECISION was taken by a majority vote.

2.5.9. Approval of "Regulations of Dividend policy and process of the distribution and payment of dividends" of Irkut Corporation
As regards No.9 agenda item, number of votes belonging to the persons who participated in the General Meeting is ***701 599 701***, that makes ***79.82%***.
VOTING RESULTS:
FOR the decision – ***700 927 373*** votes, which makes ***99,90%***,
AGAINST the decision – ***85 164*** votes, which makes ***0,01%***,
ABSTAINED from voting – ***580 294*** votes, which makes ***0,093%***
Ballot-papers with ***100 (0,0%)*** are acknowledged invalid.
Votes which didn't participate in the voting – ***5725***, which makes ***0,00%***
THE DECISION was taken by a majority vote.

2.6. Decisions wording taken by the General shareholdings meeting

2.6.1. Approval of annual report, annual accounting report (including profit and loss statement (profit and loss accounts) of Irkut Corporation, and profit distribution, including dividend payment (announcement), except profit which was distributed as dividends as per the results of 1st quarter, half year, 9 month of 2004) and loss of Irkut Corporation as per the 2004results

2.6.2. To elect the Board of Directors in the follow structure: V.B. Bezverkhniy, O.F. Demchenko, V.V. Kovalkov, M.A. Pogosyan, M.V. Poletaev, A.K. Ponomarev, A.I. Federov, S.V. Tsivilev, S.V. Chemezov.
2.6.3. To elect O.F. Demchenko to the Irkut Corporation President
2.6.4. To elect to audit commitment: 1. K.V. Brushkov, 2 N.E. Emelyanov, 3. N.V. Ivanova, 4. V.V. Ionushas, 5. V.V. Kanashenok.
2.6.5.Approve ZAO "Gorislavtsev and Co. Audit" as auditor of Irkut Corporation
2.6.6.1. Include the follow changes to the 6th Article of Charter of Irkut Corporation:
2nd paragraph of 6.1 item should be recited in new edition – "The Corporation may distribute in addition to distributed shares ***120 824 363 (one hundred twenty millions eight hundred twenty-four thousands and three hundred sixty-three)*** registered non-documentary equities with nominal value equal to 3 (three) Rubles each. Those equities are stated ones. Stated equities grant the same rights as distributed shares of the respective category (type) foreseen by Irkut Corporation Charter."

2.6.6.2. Include the follow changes to the 12th Article of Charter of Irkut Corporation:
- 4th item of 12.4 item should be recited in new edition: "Election of the Board of Directors members and advance termination of their authorities"
- 8th item should be excluded.
Note: other items numeration is saved.

2.6.6.3. Include the follow changes to the 18th Article of Charter of Irkut Corporation:
- add paragraph 2 in 18.1 item: "The Board of Directors consists of 11 persons"
- 17th item in 18.3 item should be recited in new edition: "Questions which are set in items 2, 3, 6, 15-20 of 12.3 item of 12th Article of the Charter should be submitted for decision to general shareholdings meeting"
- add 5th item to 18.5 item: "A member of the Board of Directors, having a right to appeal a decision of the Board of Directors in a court, in case if it breaks his rights and legitimate interests, if he didn't participate in voting or voted against

the Board of Directors decision which was taken in defiance of procedure established by the acting legal regulations and the Corporation Charter."
- a first sentence should be excluded in 1st paragraph of 18.6 item: "A quantity structure of the Corporation Board of Directors sets by the decision of the General shareholdings meeting"

2.6.7. ***Increase Irkut Corporation Charter capital*** by means of issue of additional registered non-documentary equities in volume of ***120 824 363 (one hundred twenty millions eight hundred twenty-four thousands and three hundred sixty-three)*** pieces with nominal value equal to 3 (three) Rubles each on the follow conditions:
1. Security distribution mode: closed subscription. The range of prospective securities customers: ***all securities is distributed for public limited company "EADS", address: 40/2 B. Ordynka, Moscow, 119017, Russia***
2. Process of pricing securities distribution:
a. Distribution price is calculated by the Irkut Corporation Board of Directors in period from the date of state registration of securities additional issue till the date of distribution securities beginning.
b. Distribution price for the persons, who are included to the list of having the prior right of distribution securities purchasing, is calculated be the Irkut Corporation Board of Directors in period from the date of state registration of securities additional issue till the date of forwarding to the mentioned persons a notice of realization possibility of the prior right of distribution securities.
3. A payment form of distributed securities: ***securities is paying up by monetary assets in Russian Federation currency on the moment of its purchasing.***
2.6.8. Approve of Irkut Corporation Dividend policy for period 2005-2009
2.6.9. Approve "Regulations of Dividend policy and process of the distribution and payment of dividends" of Irkut Corporation

3. Sign

Corporate Finance Vice-President ________________ (sign) **Eliseev D.A.**

Date "29" June 2005

INFORMATION ON THE DATA WHICH MAY AFFECT SUBSTANTIALLY THE ISSUER'S SECURITIES VALUE

Changes in the list of corporate entities with Issuer's share

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
6. Complete Company name and its address, whose ordinary equities were bought by the Issuer or in which the specified share of the Issuer has changed: ***JSC "Beriev Aircraft Company*** " (Taganrog Aviation Plant), ***1 Aviatorov sq., Taganrog, Rostovskaya oblast, 347923, Russia***
7. The Corporation Charter capital Issuer's share before the change was equal to: ***39,57%***
The Corporation equities share, which belonged to the Issuer before the change: ***39,57%***
8. The Issuer's share in the Corporation Charter Capital after the change: ***54,20%***
The Corporation equities share, which belonged to the Issuer after the change: ***54,20%***
9. Date, when the Issuer's share in the Corporation Charter Capital changed: ***14.05.2005***

Corporate Finance Vice-President *Eliseev Dmitry*
14th May, 2005

INFORMATION ON SUBSTANTIAL FACTS
"DATA AS REGARDS ACCRUED AND/OR PAID INCOME ON THE ISSUER'S SECURITIES" &
"DATA AS REGARDS TERMS OF THE ISSUER'S OBLIGATION FULFILLMENT TERMS IN RESPECT OF THE SECURITIES OWNERS"

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Substantial Fact Code:
0600040A28032005
0900040A28032005
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
7. Name of the periodical used by the Issuer to publish information on substantial facts: ***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***
8. Kind, category (type), series and other identification properties of registered securities: ***non-convertible interest-bearing registered non-documentary A01 series bonds.***
9. State registration number of the issue of the securities and the date of state registration: ***4-01-00040-A, 13.03.2002***
10. The name of the registering body which implemented state registration of the issue of securities: ***the Federal Commission for Securities Market of Russia.***
11. The Issuer's managing body, which brought the decision on the Issuer's bonds coupon interest rate and the date of the Minutes of the said body Meeting (sitting), at which the above mentioned decision was taken: ***The President's Decree No. 307 dated 16.03.2004***
12. General amount of interest payable on the Issuer's bond, series A01: ***23 934 000*** (twenty three million nine-hundred thirty-four thousand) Rubles;
The amount of interest payable per one Issuer's bond, series A01: Rubles ***39,89*** (thirty-nine Rubles 89/100);
13. The Issuer's securities income payment mode (monetary assets, other assets): ***Monetary assets***
14. Date, on which the obligation as regards payment of income on the Issuer's securities shall be fulfilled, and if the Issuer's securities income payment obligation shall be fulfilled by the Issuer during the certain term (period of time) – the date of this term expiration: ***27.09.2004.***
15. General amount of interest and/or other income payable per the Issuer's bonds of certain issue (series): ***Sixth coupon payment of the A01series Issuer's bond was implemented, at the amount of Rubles 23 934 000 (twenty three million nine-hundred thirty-four thousand Rubles).***
16. Contents of the Issuer's obligation and the amount of such obligation in monetary terms: ***Sixth coupon payment of the A01series Issuer's bond at the sum of Rubles 23 934 000.***
17. The fact of the Issuer's obligation fulfillment or non-fulfillment (default): ***The obligation was completely fulfilled.***

Corporative Economic Vice-President Chirikov Vladimir

28th March, 2005

<u>INFORMATION ON THE DATA WHICH MAY AFFECT SUBSTANTIALLY THE ISSUER'S SECURITIES VALUE</u>

"The Issuer's securities listing is proceeding on the grounds of a Contract Signing between Issuer and a Stock Exchange"

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
6. Stock Exchange name which is proceeded the Issuer's securities listing: ***open Joint-Stock Company "Stock Exchange "Russian Trading System (RTS)"***
7. Kind, category (type), series: ***ordinary registered non-documentary securities***
8. Date and number of contract: ***No. 10/Л/OAO Agreement of rendering a service of listing dated 11th March, 2005***

Corporate Finance Vice-President Eliseev Dmitry

8 November, 2004

INFORMATION ON THE DATA WHICH MAY AFFECT SUBSTANTIALLY THE ISSUER'S SECURITIES VALUE

DATA AS REGARDS OF PURCHASE BY THE ISSUER OF SHARE IN THE CORPORATION CHARTER CAPITAL OF ANOTHER JOINT-STOCK COMPANY EQUITIES

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
6. Complete Company name, whose ordinary equities were bought by the Issuer or in which the specified share of the Issuer has changed: ***(Irkut Seaplane S.A.S.)***
7. Company address, whose ordinary equities were bought by the Issuer or in which the specified share of the Issuer has changed: ***6 rue de Toulouse, 31000 Toulouse, France, RCS 449 072 685***
8. The Corporation Charter capital Issuer's share before the change was equal to: ***0%***
9. The Corporation equities share, which belonged to the Issuer before the change: ***0%***
10. The Issuer's share in the Corporation Charter Capital after the change: ***100%***
11. The Corporation equities share, which belonged to the Issuer after the change: ***100%***
12. Date, when the Issuer's share in the Corporation Charter Capital changed: ***25.02.2005***

Corporate finance Vice-President *Eliseev Dmitry*

14th March, 2005

INFORMATION ON THE DATA WHICH MAY AFFECT SUBSTANTIALLY THE ISSUER'S SECURITIES VALUE

"DECISIONS TAKEN BY THE BOARD OF DIRECTORS"

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: ***www.irkut.com***
6. Date of the Issuer's Board of Directors Meeting: ***25th November, 2004.***
7. **Date and number of Minutes of the Issuer's Board of Directors Meeting (sitting):** *No. 5 dated 25th November, 2004.*
8. Contents of the decision taken by the Issuer's Board of Directors:

1. The quantity structure of Irkut Corporation Executive Body should be approved in quantity 11 person.

2. S.V. Tsivilev should be removed from the Irkut Corporation Board on the grounds of transition to other work

Share in Charter Capital – ***0%***

Share of Ordinary Issuer's security – ***0%***

Share in Charter Capital of all subsidiaries and affiliated companies – ***0%***

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option - ***0%.***

3. The follow person's should be appointed to the Irkut Corporation Board

- Chirikov Vladimir L. - Corporate development and management Vice-president of Irkut Corporation

Share in Charter Capital – ***0%***

Share of Ordinary Issuer's security – ***0%***

Share in Charter Capital of all subsidiaries and affiliated companies – ***0%***

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option - ***0%.***

- Eliseev Dmitry A. – Corporate finance Vice-President of Irkut Corporation

Share in Charter Capital – ***0%***

Share of Ordinary Issuer's security – ***0%***

Share in Charter Capital of all subsidiaries and affiliated companies – ***0%***

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option - ***0%.*.**

New structure of the Irkut Corporation Board

1. *Fedorov Aleksey I.*

Share in Charter Capital – ***0%***

Share of Ordinary Issuer's security – ***0%***

Share in Charter Capital of all subsidiaries and affiliated companies – ***0%***

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option - ***0%.*.**

2. Bezverkhniy Valery B.

Share in Charter Capital – ***0%***

Share of Ordinary Issuer's security – ***0%***

Share in Charter Capital of all subsidiaries and affiliated companies – ***0%***

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option - ***0%.*.**

3. Vasilenko Sergey I.

Share in Charter Capital – ***0%***

Share of Ordinary Issuer's security – ***0%***

Share in Charter Capital of all subsidiaries and affiliated companies – ***0%***

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option - ***0%.*.**

4. Veprev Aleksander A.

Share in Charter Capital – ***0%***

Share of Ordinary Issuer's security – ***0%***

Share in Charter Capital of all subsidiaries and affiliated companies – ***0%***

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option - ***0%***..

5. Dolzhenkov Nikolay N.

Share in Charter Capital – ***0%***

Share of Ordinary Issuer's security – ***0%***

Share in Charter Capital of all subsidiaries and affiliated companies – ***0%***

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option - ***0%***..

6. Kobzev Victor A.

Share in Charter Capital – ***0%***

Share of Ordinary Issuer's security – ***0%***

Share in Charter Capital of all subsidiaries and affiliated companies – ***0%***

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option - ***0%***..

7. Kovalkov Vladimir V.

Share in Charter Capital – ***0%***

Share of Ordinary Issuer's security – ***0%***

Share in Charter Capital of all subsidiaries and affiliated companies – ***0%***

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option - ***0%***..

8. Sautov Vladimir N.

Share in Charter Capital – ***0%***

Share of Ordinary Issuer's security – ***0%***

Share in Charter Capital of all subsidiaries and affiliated companies – ***0%***

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option - ***0%***..

9. Smekhov Sergey K.

Share in Charter Capital – *0%*

Share of Ordinary Issuer's security – *0%*

Share in Charter Capital of all subsidiaries and affiliated companies – *0%*

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option -*0%*..

10. Chirikov Vladimir L.

Share in Charter Capital – *0%*

Share of Ordinary Issuer's security – *0%*

Share in Charter Capital of all subsidiaries and affiliated companies – *0%*

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option - *0%*..

11. Eliseev Dmitry A.

Share in Charter Capital – *0%*

Share of Ordinary Issuer's security – *0%*

Share in Charter Capital of all subsidiaries and affiliated companies – *0%*

Share of Ordinary Issuer's security or/and Issuer's subsidiaries and affiliated companies, which the mentioned person can purchase as a result of his rights realization given to him by the Issuer's or/and Issuer's subsidiaries and affiliated companies option - *0%*..

Corporate Finance Vice-President Eliseev Dmitry

30 November, 2004

INFORMATION ON SUBSTANTIAL FACTS
"DATA AS REGARDS ACCRUED AND/OR PAID INCOME ON THE ISSUER'S SECURITIES" &
"DATA AS REGARDS TERMS OF THE ISSUER'S OBLIGATION FULFILLMENT TERMS IN RESPECT OF THE SECURITIES OWNERS"

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Substantial Fact Code:
0600040A27092004
0900040A27092004
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
7. Name of the periodical used by the Issuer to publish information on substantial facts: ***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***
8. Kind, category (type), series and other identification properties of registered securities: ***interest-bearing registered non-documentary bonds, series A01.***

9. State registration number of the issue of the securities and the date of state registration: ***4-01-00040-A, 13.03.2002***
10. The name of the registering body which implemented state registration of the issue of securities: ***the Federal Commission for Securities Market of Russia.***
11. The Issuer's managing body, which brought the decision on the Issuer's bonds coupon interest rate and the date of the Minutes of the said body Meeting (sitting), at which the above mentioned decision was taken: ***The President's Decree No. 307 dated 16.03.2004***
12. General amount of interest payable on the Issuer's bond, series A01: ***23 934 000*** (twenty three million nine-hundred thirty-four thousand) Rubles;
The amount of interest payable per one Issuer's bond, series A01: Rubles ***39,89*** (thirty-nine Rubles 89/100);
13. The Issuer's securities income payment mode (monetary assets, other assets): ***Monetary assets***
14. Date, on which the obligation as regards payment of income on the Issuer's securities shall be fulfilled, and if the Issuer's securities income payment obligation shall be fulfilled by the Issuer during the certain term (period of time) – the date of this term expiration: ***27.09.2004.***
15. General amount of interest and/or other income payable per the Issuer's bonds of certain issue (series): ***Payment of interest (coupon) income was implemented for the fifth coupon, series A01 bonds at the sum of 23 934 000 Rubles (twenty three million nine-hundred thirty-four thousand Rubles).***
16. Contents of the Issuer's obligation and the amount of such obligation in monetary terms: ***the fifth coupon payment of the bonds, series A01 at the sum of Rubles 23 934 000.***
17. The fact of the Issuer's obligation fulfillment or non-fulfillment (default): ***The obligation was completely fulfilled.***

Senior Vice-President
of Corporative Economics and Finance
S.V. TSYVILEV

27th September, 2004

INFORMATION ON SUBSTANTIAL FACTS
"DATA ON ACCRUED AND/OR PAID INCOME PER THE ISSUER'S SECURITIES"
&
"DATA ON THE ISSUER'S BOND FULFILLMENT TERM IN FRONT OF THE SECURITIES OWNERS

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. ***Substantial Fact Code:***
0600040A03112004
0900040A03112004
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
7. Name of the periodical used by the Issuer to publish information on substantial facts: ***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***
8. Kind, category (type), series and other identification properties of registered securities: ***interest-bearing documentary non-convertible bonds payable to bearer, series A02 with mandatory centralized custody.***
9.State registration number of the issue of the securities and the date of state registration: ***4-02-00040-A, 01.10.2002***
10. The name of the registering body which implemented state registration of the issue of securities: ***the Federal Commission for Securities Market of Russia.***
11. The body of the Issuer's management, which brought the decision of the interest rate calculation on the Issuer's bonds (coupon), and the date of the Minutes of the said management body Meeting (sitting), at which the above mentioned decision was brought: ***The rate of the Issuer's bonds percentage (of coupon) is stated in the offering circular published for the issue of interest-bearing documentary non-convertible bonds payable to bearer, A02 series with mandatory centralized custody.***
12. General amount of interest payable on the Issuer's bond, series A02: ***127 155 000 Rubles***
(One hundred twenty seven millions one hundred fifty-five thousand) Rubles
The amount of interest payable per one Issuer's bond, series A02: ***84.77 Rubles***
(Eighty-four Rubles 77/100)
13. The Issuer's securities income payment mode (monetary assets, other assets): ***Monetary assets***
14. Date, on which the obligation as regards payment of income on the Issuer's securities shall be fulfilled, and if the Issuer's securities income payment obligation shall be fulfilled by the Issuer during the certain term (period of time) – the date of this term expiration: ***03.11.2004.***

15. General amount of interest and/or other income payable per the Issuer's bonds of certain issue (series): ***Coupon payment of A02 series Issuer's bonds was implemented, at the amount of Rubles 127 155 000 (One hundred twenty seven millions one hundred fifty-five thousand Rubles).***
16. Contents of the Issuer's obligation and the amount of such obligation in monetary terms: ***the fourth coupon payment of A02 series Issuer's bonds at the sum of Rubles 127 155 000 (One hundred twenty seven millions one hundred fifty-five thousand Rubles).***
17. The fact of the Issuer's obligation fulfillment or non-fulfillment (default): ***Obligation is completely fulfilled***

Corporate finance
Vice-President

Eliseev Dmitry.

3d November, 2004 года

<u>**INFORMATION ON THE DATA WHICH MAY AFFECT SUBSTANTIALLY THE ISSUER'S SECURITIES VALUE**</u>

"DECISIONS TAKEN BY THE BOARD OF DIRECTORS"

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: ***www.irkut.com***
6. Date of the Issuer's Board of Directors Meeting: ***8th November, 2004***.

7. Date and number of Minutes of the Issuer's Board of Directors Meeting (sitting): *No. 4 dated 8th November, 2004.*

8. Contents of the decision taken by the Issuer's Board of Directors:

1. To hold on 20th December, 2004 an extraordinary Irkut Corporation shareholders' meeting in the absent voting form with the follow agenda: "Approval of quantity structure of Boards of Directors members of Irkut Corporation"
2. To define the date for making the list of persons having the right to participate in the Meeting – 8th November 2004. To fix the procedure of reporting about the meeting, the list and the process of giving an information, which ought to be presented to the persons having the right on participation in the meeting.
3. To fix the decision project on the question of agenda: "Approve a quantity structure of the Board of Directors' members in quantity of 9 persons"
4. Approve a form and text of bulletin
5. Approve: "Schedule on the preparation and holding of extraordinary Irkut Corporation shareholders' meeting in the absent voting form of Corporation shareholders"
6. Approve "estimate of expenditures on the preparation and holding of extraordinary Irkut Corporation shareholders' meeting in the absent voting form"

Corporate Finance Vice-President

Eliseev Dmitry

8 November, 2004

STATEMENT ON A SUBSTANTIAL FACT

"INFORMATION AS REGARDS THE DATES OF THE ISSUER'S INVENTORY CLOSING"

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Substantial Fact Code:

0800040A17092004

6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
7. Name of the periodical used by the Issuer to publish information on substantial facts: ***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***

8. Kind, category (type), series and other identification properties of registered securities: ***interest-bearing registered non-documentary bonds, series A01.***
State registration number of the issue of the securities and the date of state registration: ***4-01-00040-A, 13.03.2002***
The name of the registering body which implemented state registration of the issue of securities: ***the Federal Commission for Securities Market of Russia.***

9. The purpose of making the registered securities owners list***: the fifth coupon payment of the bond***
10. Date of making the registered securities owners list: ***17 сентября 2004***

11. Date of making Minutes of meeting (sitting) of authorized body of Issuer's managing, at which the decision as regards of making the Issuer's registered securities owners list or another decision was taken, and which is the base to define the date of making the list:
The list of persons registered in the inventory of Irkut Corporation and entitled to the fifth coupon payment of registered non-documentary interest-bearing of A1 series bonds in accordance with the registered decision on bond issue and corresponding to the bond issue prospectus shall be drawn up at the end of the working day on 17th September, 2004.

Senior Vice-President of *S.V. Tsivilev*
Corporate economic and finance

17th September, 2004

STATEMENT ON A SUBSTANTIAL FACT
"INFORMATION ON ISSUER'S SECURITIES ISSUE"

1. General information:

1.1. Complete Issuer's Company name with the organizational and legal form description: open joint-stock company "Scientific-Production ***Corporation "Irkut"***
1.2. Short Issuer's Company name: ***Irkut Corporation***
1.3. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
1.4. Issuer's OGRN: 1023801428111
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
1.6. Unique Issuer's Code given by the registering body: ***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
1.8. Name of the periodical used by the Issuer to publish information on substantial facts: ***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***
1.9. Substantial Fact Code: ***0500040A29062005***

2. Content of substantial fact:

2.1. Kind, category (type), series and other identification properties of registered securities: ***registered non-documentary securities***
2.2. Maturity date: ***not specify for given kind of securities***
2.3. Number of securities to be distributed and nominal value of each security to be distributed: ***120 824 363 (One hundred twenty million eight hundred twenty-four thousand and three hundred sixty three) pieces with nominal value of 3 (Three) Rubles each***
2.4. Securities distribution mode: ***closed subscription***. The range of prospective securities customers: ***all securities is distributed for public limited company "EADS"***
2.5. Other conditions of securities distribution stated by the decision as regards their distribution:
Process of pricing securities distribution:

a. Distribution price is calculated be the Irkut Corporation Board of Directors in period from the date of state registration of securities additional issue till the date of distribution securities beginning.
b. Distribution price for the persons, who are included to the list of having the prior right of distribution securities purchasing, is calculated be the Irkut Corporation Board of Directors in period from the date of state registration of securities additional issue till the date of forwarding to the mentioned persons a notice of realization possibility of the prior right of distribution securities.
A payment form of distributed securities: ***securities is paying up by monetary assets in Russian Federation currency on the moment of its purchasing.***
2.6. In the case of securities prospectus registration is realizing at discretion of Issuer – the fact of obligation's undertaking by the Issuer to disclose the information after each step of securities issue procedure: ***in according to the Russian Federation legislation requirements the Issuer have to fulfill the registration of securities prospectus***.
2.7. The authorized body of Issuer's managing, which brings the decision as regards securities distribution: ***the General Meeting of Irkut Corporation shareholders***
2.8. Date and place of the authorized body of Issuer's managing holding, which takes the decision as regards securities distribution: ***20th January, 2004 at the address 664020, Irkutsk, st. Novatorov***
2.9. A quorum and results of voting by the question of taking the decision of securities distribution:
The quorum of General Meeting: 701 599 701 that makes 79,82% from the General number of votes belonging to shareholders – owners of voting shares, who participated in the Annual General shareholders' Meeting.
Number of votes possessed by shareholders, who participated in the General shareholders' Meeting, is 701 599 701 (79,82%) – the quorum. A quorum is sufficient.
VOTING RESULTS:
FOR the decision – 699 550 388 votes, which makes 99,71 %;
AGAINST the decision – 1 270 253 votes, which makes 0,18%,
ABSTAINED from voting – 328 625votes, which makes 0,05 %;
Ballot-papers are acknowledged invalid – 0 that makes 0,0%.
Number of votes that didn't participate in the voting – 450 435 votes, that makes 0,06%

2.9.1. Date of making Minutes of meeting (sitting) of authorized body of Issuer's managing, at which the decision of making the Issuer's registered securities owners list was taken: ***No. 22 General Meeting Minutes, dated 29th June, 2005***

Corporate finance Vice-President *D.A. Eliseev*
29th June, 2005

STATEMENT ON A SUBSTANTIAL FACT
"INFORMATION AS REGARDS THE DATES OF THE ISSUER'S INVENTORY CLOSING"

1. Complete Issuer's Company name with the organizational and legal form description: ***Irkut Corporation***
2. Issuers address: ***129626, Moscow, str. Novoalexeyevskaya, 13, Bldg. 13***
3. Issuer's Taxpayer Identification Code given by fiscal bodies: ***3807002509***
4. Unique Issuer's Code given by the registering body: ***00040-A***
5. Substantial Fact Code: ***0800040A21042005***
6. Address of the site in Internet used by the Issuer in order to publish information on substantial facts: www.irkut.com
7. Name of the periodical used by the Issuer to publish information on substantial facts: ***"Gazeta" newspaper, "Delo" newspaper, Irkutsk; Supplement to the FEDERAL COMMISSION FOR THE SECURITIES MARKET of Russia Bulletin.***
8. Kind, category (type), series and other identification properties of registered securities: ***registered non-documentary securities***
9. The purpose of making the registered securities owners list: ***participation in the extraordinary shareholders' General Meeting***
10. Date of making the registered securities owners list: ***8th November, 2004***
11. Date of making Minutes of meeting (sitting) of authorized body of Issuer's managing, at which the decision of making the Issuer's registered securities owners list was taken: ***No. 4 Board of Directors Minutes, dated 8thNovember, 2004***

Corporate finance Vice-President ***Eliseev Dmitry***

8th November, 2004

Report on the Issuer's Compliance with Norms of Corporate Behavior

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)

2nd Q 2005

#	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors, which should be chosen by cumulative voting.	Observed fully	The Irkut Corporation Charter, approved by General shareholder meeting, Minutes № 20 dated 06.07.2004 (hereinafter The Charter), clause 18, item 18.6; General shareholder meeting Minute № 22 dated 29.06.2005.
2.	There should at least 1 independent directors on the board of directors of the issuer, which have to meet the following requirements: • is not an officer or employee of the issuer at the moment of election nor within 3 years prior to the election; • is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; • is not a spouse, parent, child, brother or sister of the officers of the issuer; • is not affiliated with the issuer or with its affiliates; • is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; • is not a representative of the state; • is not a member of the board of directors of the issuer for more than 5 years.	Observed fully	The Irkut Corporation Code of corporate conduct clause 4, item 4.3, Minutes № 20 dated 06.07.2004 Independent directors: Poletaev M.V. Ponomarev A.K. Chemezov. S.V.
3.	The board of directors should form a committee to be headed by an independent director to exclusively deal with: the evaluation and selection of auditors, the review of the auditor's reports, the evaluation of the efficiency of the procedures of internal control and the submission of proposals for their improvement (audit committee). The audit committee should be composed only of independent directors, and if impossible on the basis of objective reasons than only of	Observed fully	The Board of directors session Minutes № 3 dated 08.09.2004, Moscow The chairman of the Audit, Information and Shareholders' relations Irkut Corporation Committee is Poletaev M. V.

	independent and non-executive directors (the directors who are not individual executive bodies and (or) members of the joint executive body of the issuer). The assessment of the auditor's reports, prepared by the audit committee, should be presented at the annual shareholder's meeting.		The members are: Federov A. I. The Committee's competence is determined by Regulation on Audit, Information and Shareholders' relations Irkut Corporation Committee (Approved by the Board of directors session, Minutes № 19, dated 25.05.2004)
4.	The duties of the members of the board of directors, members of the joint executive body, the person acting as the individual executive body, including the managing organization and its officials should be stipulated in internal documents of the issuer. They should also disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed fully	The Charter, clause 18, item 18.5; Information policy regulations, item 3.8. (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
5.	The board of directors of the issuer is to approve the document determining the rules and approach to the disclosure of information about the issuer.	Observed fully	Information policy regulations, item 3.8. (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
6.	The board of directors of the issuer is to approve the document on the use of information on the activity of the issuer, and on the securities of the company and their transactions, which is not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
Supplementary requirements to issuers, which are joint-stock companies			
7.	An announcement about the forthcoming general meeting of shareholders should be made 30 days prior the date it is to be held, if the legislation does not stipulate a longer period.	Observed fully	The Charter, clause 15, item 15.1; Irkut Corporation General shareholder meeting Regulation, clause 2, item 1 (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004)
8.	The joint-stock company has accepted the obligation not to dispense the purchaser from the duty of suggesting the shareholders to sell their common stocks of the company (issued securities convertible in common stocks) at purchase of 30 and more percent of common stocks of the joint-stock company.	Observed fully	The Charter, clause 25, item 25.10; (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004)

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)

1st Q 2005

#	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors, which should be chosen by cumulative voting.	Observed fully	The Irkut Corporation Charter, approved by General shareholder meeting, Minutes № 20 dated 06.07.2004 (hereinafter The Charter), clause 18, item 18.6; General shareholder meeting Minute № 20 dated 06.07.2004, section "Resolved", item 12.
2.	There should at least 1 independent directors on the board of directors of the issuer, which have to meet the following requirements: • is not an officer or employee of the issuer at the moment of election nor within 3 years prior to the election; • is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; • is not a spouse, parent, child, brother or sister of the officers of the issuer; • is not affiliated with the issuer or with its affiliates; • is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; • is not a representative of the state; • is not a member of the board of directors of the issuer for more than 5 years.	Observed fully	The Irkut Corporation Code of corporate conduct clause 4, item 4.3, Minutes № 20 dated 06.07.2004 Independent directors: Agapkin V.M. Isaykin A.I. Poletaev M.V. Ponomarev A.K. Chemezov. S.V.
3.	The board of directors should form a committee to be headed by an independent director to exclusively deal with: the evaluation and selection of auditors, the review of the auditor's reports, the evaluation of the efficiency of the procedures of internal control and the submission of proposals for their improvement (audit committee). The audit committee should be composed only of independent directors, and if impossible on the basis of objective reasons than only of independent and non-executive directors (the directors who are not individual executive bodies and (or) members of the joint executive body of the issuer). The assessment of the auditor's reports, prepared	Observed fully	The Board of directors session Minutes № 3 dated 08.09.2004, Moscow The chairman of the Audit, Information and Shareholders' relations Irkut Corporation Committee is Agapkin V.M. The members are: Mikhailova N.K. The Committee's competence is determined by Regulation on

	by the audit committee, should be presented at the annual shareholder's meeting.		Audit, Information and Shareholders' relations Irkut Corporation Committee (Approved by the Board of directors session, Minutes № 19, dated 25.05.2004)
4.	The duties of the members of the board of directors, members of the joint executive body, the person acting as the individual executive body, including the managing organization and its officials should be stipulated in internal documents of the issuer. They should also disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed fully	The Charter, clause 18, item 18.5; Information policy regulations, item 3.8. (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
5.	The issuer is to disclose information on the size of the compensation received by members of the board of directors, members of the joint executive body, and the individual acting as the individual executive body, including managing organization and the manager.	Observed fully	Quarterly report of the issuer of securities (3rd Q 2004, item 5.3)
6.	The board of directors of the issuer is to approve the document determining the rules and approach to the disclosure of information about the issuer.	Observed fully	Information policy regulations, item 3.8. (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
7.	The board of directors of the issuer is to approve the document on the use of information on the activity of the issuer, and on the securities of the company and their transactions, which is not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors session, Minutes № 6, dated 11.01.2005)
Supplementary requirements to issuers, which are joint-stock companies			
8.	An announcement about the forthcoming general meeting of shareholders should be made 30 days prior the date it is to be held, if the legislation does not stipulate a longer period.	Observed fully	The Charter, clause 15, item 15.1; Irkut Corporation General shareholder meeting Regulation, clause 2, item 1 (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004)
9.	The joint-stock company has accepted the obligation not to dispense the purchaser from the duty of suggesting the shareholders to sell their common stocks of the company (issued securities convertible in common stocks) at purchase of 30 and more percent of common stocks of the joint-stock company.	Observed fully	The Charter, clause 25, item 25.10; (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004)

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)

4th Q 2004

#	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors, which should be chosen by cumulative voting.	Observed fully	The Irkut Corporation Charter, approved by General shareholder meeting, Minutes № 20 dated 06.07.2004 (hereinafter The Charter), clause 18, item 18.6; General shareholder meeting Minute № 20 dated 06.07.2004, section "Resolved", item 12.
2.	There should at least 3 independent directors on the board of directors of the issuer, which have to meet the following requirements: • is not an officer or employee of the issuer at the moment of election nor within 3 years prior to the election; • is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; • is not a spouse, parent, child, brother or sister of the officers of the issuer; • is not affiliated with the issuer or with its affiliates; • is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; • is not a representative of the state; • is not a member of the board of directors of the issuer for more than 5 years.	Observed fully	The Irkut Corporation Code of corporate conduct clause 4, item 4.3, Minutes № 20 dated 06.07.2004 Independent directors: Agapkin V.M. Isaykin A.I. Poletaev M.V. Ponomarev A.K. Chemezov. S.V.
3.	The board of directors should form a committee to be headed by an independent director to exclusively deal with: the evaluation and selection of auditors, the review of the auditor's reports, the evaluation of the efficiency of the procedures of internal control and the submission of proposals for their improvement (audit committee). The audit committee should be composed only of independent directors, and if impossible on the basis of objective reasons than only of independent and non-executive directors (the directors who are not individual executive bodies and (or) members of the joint executive body of the issuer).	Observed partially	The Board of directors session Minutes № 3 dated 08.09.2004, Moscow The chairman of the Audit, Information and Shareholders' relations Irkut Corporation Committee is Agapkin V.M. The members are: Mikhailova N.K. The Committee's competence is

	The assessment of the auditor's reports, prepared by the audit committee, should be presented at the annual shareholder's meeting.		determined by Regulation on Audit, Information and Shareholders' relations Irkut Corporation Committee (Approved by the Board of directors session, Minutes № 19, dated 25.05.2004)
4.	The board of directors should form a personnel and compensation committee, the exclusive functions of which are: • drawing up the principles and criteria for determining the compensation for members of the board of directors, members of the joint executive body, and the individual acting as the individual executive body of the issuer, including the managing organization or the manager; • drawing up proposals of the important conditions to be comprised in contracts with members of the board of directors, members of the joint executive body, and the individuals acting as the individual executive body of the issuer; • defining criteria for the selection of candidates for the board of directors, members of the joint executive body and for the post of the individual executive body of the issuer, and also for the preliminary evaluation of these candidates; • regularly evaluating the activity of the individual acting as the individual executive body (the managing organization, the manager) and members of the joint executive body of the issuer, and preparing proposals on the possibility of their reassignment. The personnel and compensation committee should be composed only of independent directors, and if impossible on the basis of objective reasons than only of independent and non-executive directors.	Observed partially	The Board of directors session Minutes № 3 dated 08.09.2004, Moscow The chairman of the staff and remuneration Irkut Corporation Committee is Klementiev A.N. The Committee's competence is determined by Regulation on staff and remuneration Irkut Corporation Committee (Approved by the Board of directors session, Minutes № 19, dated 25.05.2004)
5.	The issuer is to form the joint executive body.	Observed fully	The Charter, clauses 19, 20; The Board of directors session Minutes № 3 dated 08.09.2004, Moscow
6.	The duties of the members of the board of directors, members of the joint executive body, the person acting as the individual executive body, including the managing organization and its officials should be stipulated in internal documents of the issuer. They should also disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed partially	The Charter, clause 18, item 18.5;
7.	The issuer is to disclose information on the size of	Observed fully	Quarterly report of the issuer of

	the compensation received by members of the board of directors, members of the joint executive body, and the individual acting as the individual executive body, including managing organization and the manager.		securities (3rd Q 2004, item 5.3)
8.	The board of directors of the issuer is to approve the document determining the rules and approach to the disclosure of information about the issuer.	Not observed	Rules and approach to the disclosure of information about the issuer are determined by Regulation on the information policy, which is being examined
9.	The board of directors of the issuer is to approve the document on the use of information on the activity of the issuer, and on the securities of the company and their transactions, which is not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.	Not observed	Rules and approach on the use of information on the activity of the issuer are determined by Regulation on the insider information and official secrecy or commercial secrecy information which is being examined
10.	The board of directors of the issuer is to approve the document determining procedures of internal control of financial and economic activities of the issuer, the control of monitoring activities performed by a separate division of the issuer, which is to report revealed infringements to the audit committee.	Not observed	Rules and approach concerning this item are determined by Regulation on Auditing service which is being examined
Supplementary requirements to issuers, which are joint-stock companies			
11.	An announcement about the forthcoming general meeting of shareholders should be made 30 days prior the date it is to be held, if the legislation does not stipulate a longer period.	Observed fully	The Charter, clause 15, item 15.1; Irkut Corporation General shareholder meeting Regulation, clause 2, item 1 (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004)
12.	The joint-stock company has accepted the obligation not to dispense the purchaser from the duty of suggesting the shareholders to sell their common stocks of the company (issued securities convertible in common stocks) at purchase of 30 and more percent of common stocks of the joint-stock company.	Observed fully	The Charter, clause 25, item 25.10;

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)

3[ed] Q 2004

#	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors, which should be chosen by cumulative voting.	Observed fully	The Irkut Corporation Charter, approved by General shareholder meeting, Minutes № 20 dated 06.07.2004 (hereinafter The Charter), clause 18, item 18.6; General shareholder meeting Minute № 20 dated 06.07.2004, section "Resolved", item 12.
2.	There should at least 3 independent directors on the board of directors of the issuer, which have to meet the following requirements: • is not an officer or employee of the issuer at the moment of election nor within 3 years prior to the election; • is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; • is not a spouse, parent, child, brother or sister of the officers of the issuer; • is not affiliated with the issuer or with its affiliates; • is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; • is not a representative of the state; • is not a member of the board of directors of the issuer for more than 5 years.	Observed fully	The Irkut Corporation Code of corporate conduct clause 4, item 4.3, General shareholder meeting Minute № 20 dated 06.07.2004 Independent directors: Agapkin V.M. Isaykin A.I. Poletaev M.V. Ponomarev A.K. Chemezov. S.V. Pogosyan M.A. Mikhaylova N.K.
3.	The board of directors should form a committee to be headed by an independent director to exclusively deal with: the evaluation and selection of auditors, the review of the auditor's reports, the evaluation of the efficiency of the procedures of internal control and the submission of proposals for their improvement (audit committee). The audit committee should be composed only of independent directors, and if impossible on the basis of objective reasons than only of independent and non-executive directors (the directors who are not individual executive bodies and (or) members of the joint executive body of the issuer).	Observed partially	The Board of directors session Minutes № 3 dated 08.09.2004, Moscow The chairman of the Audit, Information and Shareholders' relations Irkut Corporation Committee is Agapkin V.M. The members are being elected The Committee's competence is determined by Regulation on Audit, Information and

	The assessment of the auditor's reports, prepared by the audit committee, should be presented at the annual shareholder's meeting.		Shareholders' relations Irkut Corporation Committee (Approved by the Board of directors session, Minutes № 19, dated 25.05.2004)
4.	The board of directors should form a personnel and compensation committee, the exclusive functions of which are: • drawing up the principles and criteria for determining the compensation for members of the board of directors, members of the joint executive body, and the individual acting as the individual executive body of the issuer, including the managing organization or the manager; • drawing up proposals of the important conditions to be comprised in contracts with members of the board of directors, members of the joint executive body, and the individuals acting as the individual executive body of the issuer; • defining criteria for the selection of candidates for the board of directors, members of the joint executive body and for the post of the individual executive body of the issuer, and also for the preliminary evaluation of these candidates; • regularly evaluating the activity of the individual acting as the individual executive body (the managing organization, the manager) and members of the joint executive body of the issuer, and preparing proposals on the possibility of their reassignment. The personnel and compensation committee should be composed only of independent directors, and if impossible on the basis of objective reasons than only of independent and non-executive directors.	Observed partially	The Board of directors session Minutes № 3 dated 08.09.2004, Moscow The chairman of the staff and remuneration Irkut Corporation Committee is Klementiev A.N. The members are being elected The Committee's competence is determined by Regulation on staff and remuneration Irkut Corporation Committee (Approved by the Board of directors session, Minutes № 19, dated 25.05.2004)
5.	The issuer is to form the joint executive body.	Observed fully	The Charter, clauses 19, 20; The Board of directors session Minutes № 3 dated 08.09.2004, Moscow
6.	The duties of the members of the board of directors, members of the joint executive body, the person acting as the individual executive body, including the managing organization and its officials should be stipulated in internal documents of the issuer. They should also disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed partially	The Charter, clause 18, item 18.5 (General shareholder meeting Minute № 20 dated 06.07.2004)
7.	The issuer is to disclose information on the size of the compensation received by members of the board of directors, members of the joint executive	Observed fully	Quarterly report of the issuer of securities (3rd Q 2004, item 5.3)

	body, and the individual acting as the individual executive body, including managing organization and the manager.		
8.	The board of directors of the issuer is to approve the document determining the rules and approach to the disclosure of information about the issuer.	Not observed	Rules and approach to the disclosure of information about the issuer are determined by Regulation on the information policy, which is being examined
9.	The board of directors of the issuer is to approve the document on the use of information on the activity of the issuer, and on the securities of the company and their transactions, which is not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.	Not observed	Rules and approach on the use of information on the activity of the issuer are determined by Regulation on the insider information and official secrecy or commercial secrecy information which is being examined
10.	The board of directors of the issuer is to approve the document determining procedures of internal control of financial and economic activities of the issuer, the control of monitoring activities performed by a separate division of the issuer, which is to report revealed infringements to the audit committee.	Not observed	Rules and approach concerning this item are determined by Regulation on Auditing service which is being examined
Supplementary requirements to issuers, which are joint-stock companies			
11.	An announcement about the forthcoming general meeting of shareholders should be made 30 days prior the date it is to be held, if the legislation does not stipulate a longer period.	Observed fully	The Charter, clause 15, item 15.1; Irkut Corporation General shareholder meeting Regulation, clause 2, item 1 (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004)
12.	The joint-stock company has accepted the obligation not to dispense the purchaser from the duty of suggesting the shareholders to sell their common stocks of the company (issued securities convertible in common stocks) at purchase of 30 and more percent of common stocks of the joint-stock company.	Observed fully	The Charter, clause 25, item 25.10;

<u>Security Form</u>

(for the RTS stock exchange)

November 08, 2004

1. General information

1.1.	Full name of the Declarant (according to the Charter)	Open Joint stock company "Irkut Corporation"
1.2.	Full name of the Issuer (according to the Charter)	Open Joint stock company "Irkut Corporation" Irkut Corporation
1.3.	Person in charge of the Declarant	First Vice-President Valeriy Borisovich Bezverkhniy

1.4.	Contact information	*(095)777-21-01*

2.1. General characters of the security

2.1.1.	Full and short name of the Issuer (according to the Charter)	Open Joint stock company "Irkut Corporation" Irkut Corporation
2.1.2.	Place of registration	Moscow (Russia)
2.1.3.	Sort and type of the security	Ordinary name Share
2.1.4.	Face value	3 (three) rubles
2.1.5.	Form of issuing	Non - documentary
2.1.6..	Date and number of State registration	15.08.02 №-03-00040-A
2.1.7.	Quantity of securities Total amount of the issue	878 946 528 (piece) 2 636 839 584 (rubles)
2.1.8.	Information about Report on the issue results' registration	Date of the registration (third issue): 10.08.02 Date of the registration (additional issue): 02.07.04
2.1.9.	ISIN codes	

3. Information on the Issuer

3.1.	State Registration certificate	State registration number: 1023801428111 Date of the State Registration: 19.09.2002 State authority, which Registered the Company : tax inspectorate ("Leninskiy okrug" branch in Irkutsk, Russia) State Registration certificate number: series 38 №000300173
3.2.	Quantity of the shareholders	***2 547*** ***(by the date 08.11.04)***
3.3.	***The share of one affiliated person***	CJSC "FTK Company" - 22,82% (by the date 08.11.04)
3.4.	Net assets value	*3 529 533 000 (rubles)* by the date 30.09.04
3.5.	Charter capital	2 636 839 584 (rubles) divided into 878 946 528 shares, nominal value of 3 rubles each .
3.6.	Quantity of declared equities	none
3.7.	Field of activity	35.30.3 (Helicopter, airplane and other aircraft production)
3.8.	Appointment and the name of the head of the Issuer	The President Alexey Innokentievich Fedorov
3.9.	Legal address	129626 Russia, Moscow, ul. Novoalekseevskaya 13, bld.1
3.10.	Post address	129626 Russia, Moscow, ul. Novoalekseevskaya 13, bld.1
3.11.	Name of the Board of Directors' Chairman	Oleg Fedorovich Demchenko

3.12.	Appointment and the name of the person, responsible for stock market information	Elena Damirovna Khisamova The head of Corporate Finance Department Tel.: (095) 221-36-38, 777-21-01, ext. 7595 *e_khisamova@irkut.com*
3.13.	Information about branches	*Branch:* 664020, Russia, Irkutsk, ul. Novatorov 3. *representative office:* 347922, Russia, Taganrog, ul. Shmitda 16.
3.14.	Bank details	Settlement account: 40702810800000000025 at joint-stock commercial bank «Forpost», Moscow Correspondent account 30101816000000000568 BIC 044552568 TIN 3807002509 KPP 771701001
3.15.	Contact information	(095) 221-36-38, 777-21-01 ext. 75-95 / 75-51
3.16.	e-mail	*e_khisamova@irkut.com*

4. Information on the issues of securities

4.1. Total amount of the shares:

	quantity	rubles
ordinary	878 946 528	2 636 839 584
preference	-	-
Charter capital value		2 636 839 584

4.2. Information on the registered issues:

	Issue	Date	State registration number	Quantity of the shares in the issue		Face value
				ordinary	preference	
1.	Primary issue	11.03.1993г.	34-1П-0223	690 875	-	0,8
2.	Second issue	15.03.1999г.	1-02-00040-A	790 361 000	-	0,8
3.	Third issue	15.08.2002г.	1-03-00040-A	791 051 875	-	3,0
4.	Additional issue (001-D)	06.02.2004г.	1-03-00040-A	87 894 653	-	3,0
Total quantity of shares outstanding				878 946 528	-	3,0

4.3. Other information

Primary issue, Second issue are annulled because of converting into third issue.

5. Information on registrar

5.1.	Full and short mane, according to the Charter	Close Joint stock company "Ediny registrator"; CJSC "Ediny registrator" (branch in Irkutsk)
5.2.	License number	№10-000-1-00260 of the 22.11.02
5.3.	Appointment and the name of the head of the Registar	Managing Director Irina Vladimirovna Bobrovnikova
5.4.	Legal address	664003, Russia, Irkutsk, ul.. Dzerginskogo 1
5.5.	Information on the Agreement with the Issuer	Agreement for register keeping № 001/Р-ИАПО of the 08.09.98
5.6.	Bank details	Settlement account: 40702810918350101445 At the Savings Bank of Russian Federation (Branch Baykalskiy) branch. № 8586 Correspondent account: 30101810900000000607 BIC 042520607
5.7.	Information on the service and time constraints	CJSC "Ediny registrator" render a service of rights rewriting; time constraints of rights rewriting – 3 days from th e date of giving all necessary documents Cost of rights rewriting - 0,1 % of the amount of transaction from every party
5.8.	List of the documents for rights rewrite	Transmitting order, any document which identify person, Original or notarized copy of document which identify rights of authorized agent; written consent from shared property members (if there is shared property on the equities) Original or notarized copy of inheritance certificate; the Court decision which comes into effect authorized by the Court and the executive act
5.9.	Post address	664003, Russia, Irkutsk, ul. Dzerginskogo 1
5.10.	Contact information	Tel.: (395-2) 240-380 Fax: (395-2) 240-380
5.11.	E-mail	None

Security Form
(for the RTS stock exchange)

July 5, 2005

1. General information

1.1.	Full name of the Declarant (according to the Charter)	Open Joint stock company "Irkut Corporation"
1.2.	Full name of the Issuer (according to the Charter)	Open Joint stock company "Irkut Corporation" Irkut Corporation
1.3.	Person in charge of the Declarant	Daria Sergeevna Uliyanova Head of Corporate Finance Department
1.4.	Contact information	*(095)777-21-01* *dasha@irkut.com*

2.1. General characters of the security

2.1.1.	Full and short name	Open Joint stock company "Irkut Corporation"

	of the Issuer (according to the Charter)	Irkut Corporation
2.1.2.	Place of registration	Moscow (Russia)
2.1.3.	Sort and type of the security	Ordinary name Share
2.1.4.	Face value	3 (three) rubles
2.1.5.	Form of issuing	Non - documentary
2.1.6..	Date and number of State registration	15.08.02 №-03-00040-A
2.1.7.	Quantity of securities Total amount of the issue	878 946 528 (piece) 2 636 839 584 (rubles)
2.1.8.	Information about Report on the issue results' registration	Date of the registration (third issue): 10.08.02 Date of the registration (additional issue): 02.07.04
2.1.9.	ISIN codes	

3. Information on the Issuer

3.1.	State Registration certificate	State registration number: 1023801428111 Date of the State Registration: 19.09.2002 State authority, which Registered the Company : tax inspectorate ("Leninskiy okrug" branch in Irkutsk, Russia) State Registration certificate number: series 38 №000300173
3.2.	Quantity of the shareholders	***2 226*** (by the date 05.05.05)
3.3.	***The share of one affiliated person***	CJSC "FTK Company" - 22,53% (by the date 05.05.05)
3.4.	Net assets value	*4 514 041 000 (rubles)* by the date 30.06.05
3.5.	Charter capital	2 636 839 584 (rubles) divided into 878 946 528 shares, nominal value of 3 rubles each .
3.6.	Quantity of declared equities	120 824 363 equities
3.7.	Field of activity	35.30.3 (Helicopter, airplane and other aircraft production) 28.75.12 28.61 28.11 28.62 51.70 52.63 63.12 29.12.1 22.22 74.40
3.8.	Appointment and the name of the head of the Issuer	The President Oleg Fedorovich Demchenko
3.9.	Legal address	129626 Russia, Moscow, ul. Novoalekseevskaya 13, bld.1

3.10.	Post address	129626 Russia, Moscow, ul. Novoalekseevskaya 13, bld.1
3.11.	Name of the Board of Directors' Chairman	Alexey Innokentievich Fedorov
3.12.	Appointment and the name of the person, responsible for stock market information	Daria Sergeevna Uliyanova Head of Corporate Finance Department Tel.: (095) 221-36-38, 777-21-01, ext. 7595 dasha@irkut.com
3.13.	Information about branches	*Branch:* 664020, Russia, Irkutsk, ul. Novatorov 3. *representative office:* 347922, Russia, Taganrog, ul. Shmitda 16.
3.14.	Bank details	Settlement account: 40702810800000000025 at joint-stock commercial bank «Forpost», Moscow Correspondent account 30101816000000000568 BIC 044552568 TIN 3807002509 KPP 771701001
3.15.	Contact information	(095) 221-36-38, 777-21-01 ext. 75-95 / 75-51
3.16.	e-mail	dasha@irkut.com

4. Information on the issues of securities

4.1. Total amount of the shares:

	quantity	rubles
ordinary	878 946 528	2 636 839 584
preference	-	-
Charter capital value		2 636 839 584

4.2. Information on the registered issues:

	Issue	Date	State registration number	Quantity of the shares in the issue		Face value
				ordinary	preference	
1.	Primary issue	11.03.1993г.	34-1П-0223	690 875	-	0,8
2.	Second issue	15.03.1999г.	1-02-00040-A	790 361 000	-	0,8
3.	Third issue	15.08.2002г.	1-03-00040-A	791 051 875	-	3,0
4.	Additional issue (001-D)	06.02.2004г.	1-03-00040-A	87 894 653	-	3,0
Total quantity of shares outstanding				878 946 528	-	3,0

4.3. Other information

Primary issue, Second issue are annulled because of converting into third issue.

5. Information on registrar

5.1.	Full and short mane, according to the Charter	Close Joint stock company "Ediny registrator"; CJSC "Ediny registrator" (branch in Irkutsk)
5.2.	License number	№10-000-1-00260 of the 22.11.02
5.3.	Appointment and the name of the head of the Registar	Managing Director Irina Vladimirovna Bobrovnikova
5.4.	Legal address	664003, Russia, Irkutsk, ul.. Dzerginskogo 1
5.5.	Information on the Agreement with the Issuer	Agreement for register keeping № 001/R-IAPO of the 08.09.98
5.6.	Bank details	Settlement account: 40702810918350101445 At the Savings Bank of Russian Federation (Branch Baykalskiy) branch. № 8586 Correspondent account: 30101810900000000607 BIC 042520607
5.7.	Information on the service and time constraints	CJSC "Ediny registrator" render a service of rights rewriting; time constraints of rights rewriting – 3 days from th e date of giving all necessary documents Cost of rights rewriting - 0,1 % of the amount of transaction from every party
5.8.	List of the documents for rights rewrite	Transmitting order, any document which identify person, Original or notarized copy of document which identify rights of authorized agent; written consent from shared property members (if there is shared property on the equities) Original or notarized copy of inheritance certificate; the Court decision which comes into effect authorized by the Court and the executive act
5.9.	Post address	664003, Russia, Irkutsk, ul. Dzerginskogo 1
5.10.	Contact information	Tel.: (395-2) 240-380 Fax: (395-2) 240-380
5.11.	E-mail	None

Calculation of the estimation of the net asset value

Calculation of the estimation of the net asset value of a

Irkut Corporation by the 31.03.2005

Name of Parameter	At the end of the accounting period (RUR thousand)
I. Assets	
1. Fictitious assets	2 649 608
2. Fixed assets	3 323 658
3. Incompleted construction	834 050
4. Profitable investments in tangible assets	0
5. Long-term and short-term financial investments <1>	3923107
6. Other fixed assets <2>	1 024 565
7. Reserves	4 699 297
8. Value added tax for acquired values	816 385
9. Debit indebtedness <3>	8 387 521
10. Financial assets	391 608
11. Other receivables	105
12. Total of assets included in calculations (sum of parameters 1-11)	**26 049 904**
II. Liabilities	
13. Long-term obligations for loans and credits	14 538 829
14. Other long-term obligations <4>, <5>	364 324
15. Short-term obligations for loans and credits	1 396 537
16. Credit indebtedness	5 015 569
17. Indebtedness on income payments to participants (constitutors)	91 432
18. Reserves for deferred charges	129 172
19. Other short-term obligations <5>	0
20. Total of liabilities included in calculations (sum of parameters 13-19)	21 535 863
21. Net asset value of the joint-stock company (total of assets included in calculations (it. 12) minus total of liabilities include in calculations (it. 20)).	4 514 041

<1> Except for the included into actual expenses cost of redemption of stock from shareholders.
<2> Including the amount of deferred tax actives.
<3> Except for indebtedness of participants (constitutors) on contributions into the charter capital.
<4> Including the amount of the deferred tax liabilities.
<5> In the information on the size of other long-term and short-term obligations the amounts of reserves created in the established order in connection to contingent liabilities and with discontinuantion of activities are presented.

Calculation of the estimation of the net asset value of a

Irkut Corporation by the 31.03.2005

Name of Parameter	At the end of the accounting period (RUR thousand)
I. Assets	
1. Fictitious assets	2446883
2. Fixed assets	3379253
3. Incompleted construction	820809
4. Profitable investments in tangible assets	0
5. Long-term and short-term financial investments <1>	4081217
6. Other fixed assets <2>	929429
7. Reserves	3906201
8. Value added tax for acquired values	1435872
9. Debit indebtedness <3>	7119883
10. Financial assets	1551817
11. Other receivables	105
12. Total of assets included in calculations (sum of parameters 1-11)	**25 671 469**
II. Liabilities	
13. Long-term obligations for loans and credits	12576177
14. Other long-term obligations <4>, <5>	350496
15. Short-term obligations for loans and credits	2046999
16. Credit indebtedness	5759192
17. Indebtedness on income payments to participants (constitutors)	3634
18. Reserves for deferred charges	146937
19. Other short-term obligations <5>	0
20. Total of liabilities included in calculations (sum of parameters 13-19)	**20 883 435**

21. Net asset value of the joint-stock company (total of assets included in calculations (it. 12) minus total of liabilities include in calculations (it. 20)).	**4 788 034**

<1> Except for the included into actual expenses cost of redemption of stock from shareholders.
<2> Including the amount of deferred tax actives.
<3> Except for indebtedness of participants (constitutors) on contributions into the charter capital.
<4> Including the amount of the deferred tax liabilities.
<5> In the information on the size of other long-term and short-term obligations the amounts of reserves created in the established order in connection to contingent liabilities and with discontinuantion of activities are presented.

Calculation of the estimation of the net asset value of a

Irkut Corporation by the 31.12.2004

Name of Parameter	At the end of the accounting period (RUR thousand)
I. Assets	
1. Fictitious assets	1084219
2. Fixed assets	3239018
3. Incompleted construction	1082460
4. Profitable investments in tangible assets	0
5. Long-term and short-term financial investments <1>	4039102
6. Other fixed assets <2>	2384358
7. Reserves	3440811
8. Value added tax for acquired values	2230374
9. Debit indebtedness <3>	6748270
10. Financial assets	2972169
11. Other receivables	105
12. Total of assets included in calculations (sum of parameters 1-11)	**27 220 886**
II. Liabilities	
13. Long-term obligations for loans and credits	12267590
14. Other long-term obligations <4>, <5>	476089
15. Short-term obligations for loans and credits	678237
16. Credit indebtedness	8396941
17. Indebtedness on income payments to participants (constitutors)	3634

18. Reserves for deferred charges	162305
19. Other short-term obligations <5>	0
20. Total of liabilities included in calculations (sum of parameters 13-19)	**21 984 796**
21. Net asset value of the joint-stock company (total of assets included in calculations (it. 12) minus total of liabilities include in calculations (it. 20)).	**5 236 090**

<1> Except for the included into actual expenses cost of redemption of stock from shareholders.
<2> Including the amount of deferred tax actives.
<3> Except for indebtedness of participants (constitutors) on contributions into the charter capital.
<4> Including the amount of the deferred tax liabilities.
<5> In the information on the size of other long-term and short-term obligations the amounts of reserves created in the established order in connection to contingent liabilities and with discontinuantion of activities are presented.

Calculation of the estimation of the net asset value of a

Irkut Corporation by the 30.09.2004

Name of Parameter	At the end of the accounting period (RUR thousand)
I. Assets	
1. Fictitious assets	1065086
2. Fixed assets	3304469
3. Incompleted construction	1512309
4. Profitable investments in tangible assets	0
5. Long-term and short-term financial investments <1>	4102617
6. Other fixed assets <2>	216431
7. Reserves	9528435
8. Value added tax for acquired values	1588346
9. Debit indebtedness <3>	5965960
10. Financial assets	817471
11. Other receivables	105
12. Total of assets included in calculations (sum of parameters 1-11)	**28 101 229**
II. Liabilities	
13. Long-term obligations for loans and credits	18124277
14. Other long-term obligations <4>, <5>	555655

15. Short-term obligations for loans and credits	138446
16. Credit indebtedness	5716868
17. Indebtedness on income payments to participants (constitutors)	4229
18. Reserves for deferred charges	32221
19. Other short-term obligations <5>	0
20. Total of liabilities included in calculations (sum of parameters 13-19)	**24 571 696**
21. Net asset value of the joint-stock company (total of assets included in calculations (it. 12) minus total of liabilities include in calculations (it. 20)).	**3 529 533**

<1> Except for the included into actual expenses cost of redemption of stock from shareholders.
<2> Including the amount of deferred tax actives.
<3> Except for indebtedness of participants (constitutors) on contributions into the charter capital.
<4> Including the amount of the deferred tax liabilities.
<5> In the information on the size of other long-term and short-term obligations the amounts of reserves created in the established order in connection to contingent liabilities and with discontinuantion of activities are presented.

Documents for shareholders regarding General shareholders meetings

Notification

Irkut Corporation

Dear Shareholders!

The Board of directors of Irkut Corporation (The location: ***129626 Russia, Moscow, ul. Novoalekseevskaya 13, bld.1***) inform you that

Annual general shareholder meeting will take place on June 24, 2005 at the Culture Club named of Gagarin (The location: Russia, Irkutsk, ul. Makarenko 6,), 1 p.m. local time.
The Agenda of the meeting:

1. Approval of Irkut Corporation annual report, of annual accounting report, (including profit-and-loss report (profit-and-loss accounts)) as well as profit distribution, including payment (announcement) of dividends, excepting profit distribution on dividends by the first quarter, half year and nine months, and loss of Irkut Corporation by the end 2004
2. Board of Directors election
3. President election
4. Auditing Committee election
5. Approval of the candidate to be assigned Irkut CorporationAuditor
6. Amendments and additions to Irkut Corporation Charter
7. About increasing of the Authorized Capital of Irkut Corporation by closed subscription
8. Approval of Irkut Corporation Dividend Policy for 2005-2009
9. Approval of Irkut Corporation General statements of Dividend policy, the procedure of dividends' calculation and payment

The record date is May 5, 2005.
The Registrar: CJSC "Ediny Registrator" (Branch in Irkutsk, Location: 664003, Russia, Irkutsk, ul.. Dzerginskogo 1)
Post address to send completed voting papers: 664003, Russia, Irkutsk, ul.. Dzerginskogo 1, for CJSC "Ediny Registrator" (Branch in Irkutsk)
Voting papers, which will be delivered till June 21, 2005, 5 p.m. local time, will be used in poll.
Shareholders of such kind of Voting papers will participate at the meeting.
Registration for participation at the meeting will start on 11.00 a.m. local time at the Culture Club named of Gagarin.

All documents for the meeting will be available during 30 days before the meeting at following locations:
Corporate Center of Irkut Corporations, 125047, Russia, Moscow, ul. 1st Tverskaya – Yamskaya 6;
664020, Russia, Irkutsk, ul. Gragdanskaya 74;
Irkut Corporation' Internet address: www.irkut.com

Participant of the meeting must have passport and Voting papers; plenipotentiary must have also proxy card.

Contact information:
Tel.: (095) 777-21-01 (Moscow)
Tel.: (3952) 32-23-83, 56-67-98, 56-68-31 (Irkutsk)

Voting paper № 1

Irkut Corporation

Annual General shareholders meeting

Place of incorporation of the Company: building 1, 13, Novoalekseevskaya st., Moscow, 129626, Russian Federation.
The form (type, sort) of the meeting: the meeting with the preliminary voting paper sending (mailing).
Date of the meeting (holding): 24 June 2005 year, 13.00 local time.
Place of the meeting (holding): "Culture Center in the name of Y.A. GAGARIN" at the address: 664020, Irkutsk, Makarenko st.

Personal account number:_______________

____

_____________________ *Name of the owner / name and surname of the shareholder*

Quantity of the votes which enable the shareholder to vote at Annual General shareholders meeting using this voting paper is:____________________________________

The voting question: Approval of Irkut Corporation annual report, of annual accounting report, (including profit-and-loss report (profit-and-loss accounts)) as well as profit distribution, including payment (announcement) of dividends, excepting profit distribution on dividends by the first quarter, half year and nine months, and loss of Irkut Corporation by the end 2004;

The decision: To approve the Irkut Corporation annual report, the annual accounting report, (including profit-and-loss report (profit-and-loss accounts)) as well as profit distribution, including payment (announcement) of dividends, excepting profit distribution on dividends by the first quarter, half year and nine months, and loss of Irkut Corporation by the end 2004;

FOR	**AGAINST**	**ABSTAIN**
[ ]	[ ]	[ ]

This part has to be filled in if a shareholder bought equities after record date – May 5, 2005.

FOR	**AGAINST**	**ABSTAIN**
[ ]	[ ]	[ ]

Shareholder's signature (plenipotentiary) __________________
/_____________________________________/

(Surname and initials)

*Proxy voting information** -

____

Filling in voting paper rules:
Choose only one variant of voting.
Strike out incorrect variants!
The voting paper is not valid if not signed
The voting paper is not valid if there are some corrections.

* Plenipotentiary of the shareholder should indicate *Surname and initials* (if Plenipotentiary is the corporate person – full name of the company), proxy voting information (number, date of issuing and total information

about issuer). Proxy voting should be joined to the voting paper. In different order voting paper will not participate in poll.

If a shareholder bought equities after record date, he (she) has to make a special mark.
If a person empowered to act for shareholder, who bought equities after record date, he (she) has to make a special mark that proxy card regards to such kind of equities.

If not all of the equities have been transferred, the shareholder has to make a special mark that some equities had been transferred after record date.

Voting paper № 2

Irkut Corporation

Annual General shareholders meeting

Place of incorporation of the Company: building 1, 13, Novoalekseevskaya st., Moscow, 129626, Russian Federation.
The form (type, sort) of the meeting: the meeting with the preliminary voting paper sending (mailing).
Date of the meeting (holding): 24 June 2005 year, 13.00 local time.
Place of the meeting (holding): "Culture Center in the name of Y.A. GAGARIN" at the address: 664020, Irkutsk, Makarenko st.

Personal account number:________________

____

________________________ *Name of the owner / name and surname of the shareholder*

Quantity of the votes which enable the shareholder to vote at Annual General shareholders meeting using this voting paper is:____

The quantity of votes for this question is: 9 should multiply the quantity of votes shareholder has.
The voting question: Irkut Corporation Board of Directors election.
The decision: To elect following members of Irkut Corporation Board of Directors.

No.	Candidates	FOR	AGAINST	ABSTAIN
1.	Agapkin V.M.;			
2.	Barkovskiy A.F.;			
3.	Bezverkhniy V.B.;			
4.	Viktorov V.A.;			
5.	Vlasov V.I.;			
6.	Demchenko O.F.;			
7.	Isaykin A.N.;			
8.	Klementiev A.N.;			
9.	Kobzev V.A.;			
10.	Kovalkov V.V.;			
11.	Korotkov S.S.;			
12.	Mikhaylova N.K.;			
13.	Pogosyan M.A.;			
14.	Poletaev M.V.;			
15.	Ponomarev A.K.;			
16.	Fedorov A.I.;			
17.	Tsivilev S.V.;			
18.	Chemezov S.V.;			
19.	Shamanin I.P.			

This part has to be filled in if a shareholder bought equities after record date – May 5, 2005.

FOR [ ]   **AGAINST** [ ]   **ABSTAIN** [ ]

Shareholder's signature (plenipotentiary) ____________________
/____/
(Surname and initials)

*Proxy voting information** -

____

Filling in voting paper rules:
Choose only one variant of voting.
Strike out incorrect variants!
The voting paper is not valid if not signed
The voting paper is not valid if there are some corrections.

* Plenipotentiary of the shareholder should indicate *Surname and initials* (if Plenipotentiary is the corporate person – full name of the company), proxy voting information (number, date of issuing and total information about issuer). Proxy voting should be joined to the voting paper. In different order voting paper will not participate in poll.

If a shareholder bought equities after record date, he (she) has to make a special mark.
If a person empowered to act for shareholder, who bought equities after record date, he (she) has to make a special mark that proxy card regards to such kind of equities.

If not all of the equities have been transferred, the shareholder has to make a special mark that some equities had been transferred after record date.

Voting paper № 3

Irkut Corporation

Annual General shareholders meeting

Place of incorporation of the Company: building 1, 13, Novoalekseevskaya st., Moscow, 129626, Russian Federation.
The form (type, sort) of the meeting: the meeting with the preliminary voting paper sending (mailing).
Date of the meeting (holding): 24 June 2005 year, 13.00 local time.
Place of the meeting (holding): "Culture Center in the name of Y.A. GAGARIN" at the address: 664020, Irkutsk, Makarenko st.

Personal account number:________________

____

________________________ *Name of the owner / name and surname of the shareholder*

Quantity of the votes which enable the shareholder to vote at Annual General shareholders meeting using this voting paper is:____

The voting question: Irkut Corporation President election;

The decision: To elect Demchenko O.F. as Irkut Corporation President.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

This part has to be filled in if a shareholder bought equities after record date – May 5, 2005.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Shareholder's signature (plenipotentiary) ____________________

/____/

(Surname and initials)

*Proxy voting information** -

____

Filling in voting paper rules:

Choose only one variant of voting.

Strike out incorrect variants!

The voting paper is not valid if not signed

The voting paper is not valid if there are some corrections.

* Plenipotentiary of the shareholder should indicate *Surname and initials* (if Plenipotentiary is the corporate person – full name of the company), proxy voting information (number, date of issuing and total information about issuer). Proxy voting should be joined to the voting paper. In different order voting paper will not participate in poll.

If a shareholder bought equities after record date, he (she) has to make a special mark.

If a person empowered to act for shareholder, who bought equities after record date, he (she) has to make a special mark that proxy card regards to such kind of equities.

If not all of the equities have been transferred, the shareholder has to make a special mark that some equities had been transferred after record date.

Voting paper № 4

Irkut Corporation

Annual General shareholders meeting

Place of incorporation of the Company: building 1, 13, Novoalekseevskaya st., Moscow, 129626, Russian Federation.
The form (type, sort) of the meeting: the meeting with the preliminary voting paper sending (mailing).
Date of the meeting (holding): 24 June 2005 year, 13.00 local time.
Place of the meeting (holding): "Culture Center in the name of Y.A. GAGARIN" at the address: 664020, Irkutsk, Makarenko st.

Personal account number:________________

____

________________________ *Name of the owner / name and surname of the shareholder*

Quantity of the votes which enable the shareholder to vote at Annual General shareholders meeting using this voting paper is:____

The voting question: Irkut Corporation Auditing Committee election;

The decision: To elect following members of Irkut Corporation Auditing Committee.

The candidates are:

No.	Candidates	FOR	AGAINST	ABSTAIN
1.	Bryushkov K.V.;			
2.	Emeliyanov N.E.;			
3.	Ivanova N.V.;			
4.	Ionushas V.V.;			
5.	Kanashenok V.V.;			
6.	Kireev A.N.;			
7.	Kuksova E.A.;			
8.	Sheshukov E.V.			

This part has to be filled in if a shareholder bought equities after record date – May 5, 2005.

FOR [ ] **AGAINST** [ ] **ABSTAIN** [ ]

Shareholder's signature (plenipotentiary) ____________________

/____/

(Surname and initials)

*Proxy voting information** -

____

Filling in voting paper rules:

Choose only one variant of voting.

Strike out incorrect variants!

The voting paper is not valid if not signed

The voting paper is not valid if there are some corrections.

* Plenipotentiary of the shareholder should indicate *Surname and initials* (if Plenipotentiary is the corporate person – full name of the company), proxy voting information (number, date of issuing and total information about issuer). Proxy voting should be joined to the voting paper. In different order voting paper will not participate in poll.

If a shareholder bought equities after record date, he (she) has to make a special mark.
If a person empowered to act for shareholder, who bought equities after record date, he (she) has to make a special mark that proxy card regards to such kind of equities.

If not all of the equities have been transferred, the shareholder has to make a special mark that some equities had been transferred after record date.

Voting paper № 5

Irkut Corporation

Annual General shareholders meeting

Place of incorporation of the Company: building 1, 13, Novoalekseevskaya st., Moscow, 129626, Russian Federation.
The form (type, sort) of the meeting: the meeting with the preliminary voting paper sending (mailing).
Date of the meeting (holding): 24 June 2005 year, 13.00 local time.
Place of the meeting (holding): "Culture Center in the name of Y.A. GAGARIN" at the address: 664020, Irkutsk, Makarenko st.

Personal account number:________________

____

_______________________ *Name of the owner / name and surname of the shareholder*

Quantity of the votes which enable the shareholder to vote at Annual General shareholders meeting using this voting paper is:____

The voting question: Approval of the candidate to be assigned Irkut CorporationAuditor;

The decision: To approve ZAO "Gorislavtsev and C Audit" as Irkut Corporation Auditor.

FOR	**AGAINST**	**ABSTAIN**
[ ]	[ ]	[ ]

This part has to be filled in if a shareholder bought equities after record date – May 5, 2005.

FOR	**AGAINST**	**ABSTAIN**
[ ]	[ ]	[ ]

Shareholder's signature (plenipotentiary) ____________________
/____/

(Surname and initials)

*Proxy voting information** -
____

Filling in voting paper rules:
Choose only one variant of voting.
Strike out incorrect variants!
The voting paper is not valid if not signed
The voting paper is not valid if there are some corrections.

* Plenipotentiary of the shareholder should indicate *Surname and initials* (if Plenipotentiary is the corporate person – full name of the company), proxy voting information (number, date of issuing and total information about issuer). Proxy voting should be joined to the voting paper. In different order voting paper will not participate in poll.

If a shareholder bought equities after record date, he (she) has to make a special mark.
If a person empowered to act for shareholder, who bought equities after record date, he (she) has to make a special mark that proxy card regards to such kind of equities.

If not all of the equities have been transferred, the shareholder has to make a special mark that some equities had been transferred after record date.

Voting paper № 6

Irkut Corporation

Annual General shareholders meeting

Place of incorporation of the Company: building 1, 13, Novoalekseevskaya st., Moscow, 129626, Russian Federation.

The form (type, sort) of the meeting: the meeting with the preliminary voting paper sending (mailing).

Date of the meeting (holding): 24 June 2005 year, 13.00 local time.

Place of the meeting (holding): "Culture Center in the name of Y.A. GAGARIN" at the address: 664020, Irkutsk, Makarenko st.

Personal account number:_______________

____

______________________ *Name of the owner / name and surname of the shareholder*

Quantity of the votes which enable the shareholder to vote at Annual General shareholders meeting using this voting paper is:_________________________________

The voting question: Amendments and additions to Irkut Corporation Charter;

The decision: To approve Amendments and additions to Irkut Corporation Charter:

1. Clause 6 Authorized Capital and net assets of the Company, item 6.1, paragraph 2 state in the following edition: «In addition to the issued shares, the Company shall have the right to issue 120 824 363 (in words: one hundred twenty millions eight hundred twenty four thousands three hundred sixty three only) inscribed ordinary non-documentary shares with nominal value of 3 (in words: three only) rubles each. Such shares shall be declared shares. Declared shares grant the same rights as issued shares of corresponding categories (types), as per the present Charter.

   FOR [ ] **AGAINST** [ ] **ABSTAIN** [ ]

2. Clause 12 The Company General Shareholders' Meeting, item 12.3:- Item 4. To state in the following edition: "Election of the members of the Company Board of Directors and revoking of their authority";- Delete item 8;Comment: numeration of the other items of this Clause remains the same.

   FOR [ ] **AGAINST** [ ] **ABSTAIN** [ ]

3. Clause 18 "The Board of directors of the Company":- Item 18.1. To add paragraph 2 in the following edition: the Board of Directors consists of 11 members;- Item 18.3. Item 17. To state in the following edition: Proponing matters specified in items 2, 3, 6 and 15-20 of clause 12 (item 12.3) of the present Charter for Decision of the General Shareholders' Meeting;- Item 18.5. To add paragraph 5 in the following edition: "A Member of Board of Directors of the Company who didn't participate in voting or voted against a solution of Board of Directors in defiance of established order both by operating juridical act and Chamber of Company, has a right to appeal a decision in the court in the case, if his rights and legitimate interests was broken by such decision".

   FOR [ ] **AGAINST** [ ] **ABSTAIN** [ ]

This part has to be filled in if a shareholder bought equities after record date – May 5, 2005.

FOR [ ] **AGAINST** [ ] **ABSTAIN** [ ]

Shareholder's signature (plenipotentiary) ___________________

/____/

(Surname and initials)

Proxy voting information -*

____

Filling in voting paper rules:
Choose only one variant of voting.
Strike out incorrect variants!
The voting paper is not valid if not signed
The voting paper is not valid if there are some corrections.

* Plenipotentiary of the shareholder should indicate *Surname and initials* (if Plenipotentiary is the corporate person – full name of the company), proxy voting information (number, date of issuing and total information about issuer). Proxy voting should be joined to the voting paper. In different order voting paper will not participate in poll.

If a shareholder bought equities after record date, he (she) has to make a special mark.
If a person empowered to act for shareholder, who bought equities after record date, he (she) has to make a special mark that proxy card regards to such kind of equities.

If not all of the equities have been transferred, the shareholder has to make a special mark that some equities had been transferred after record date.

Voting paper № 7

Irkut Corporation

Annual General shareholders meeting

Place of incorporation of the Company: building 1, 13, Novoalekseevskaya st., Moscow, 129626, Russian Federation.
The form (type, sort) of the meeting: the meeting with the preliminary voting paper sending (mailing).
Date of the meeting (holding): 24 June 2005 year, 13.00 local time.
Place of the meeting (holding): "Culture Center in the name of Y.A. GAGARIN" at the address: 664020, Irkutsk, Makarenko st.

Personal account number:_______________

____

______________________ *Name of the owner / name and surname of the shareholder*

Quantity of the votes which enable the shareholder to vote at Annual General shareholders meeting using this voting paper is:_______________________________________

The voting question: About increasing of the Authorized Capital of Irkut Corporation by closed subscription;

The decision: To increase the Authorized Capital of Irkut Corporation by issuing 120 824 363 (one hundred twenty million eight hundred twenty four thousand three hundred sixty three) non-documentary inscribed ordinary shares (the Shares) with nominal value of 3 (three) Rubles each. Other conditions of placement:

1. The Shares placement mode: closed subscription. The list of potential buyers of the Shares shall be given: all the shares shall be placed to Limited Liability Company "EADS"; its address is: 119017, Moscow, Bolshaya Ordynka, 40/8;

2. The procedure of price fixing:
   a. Price for shares to be placed shall be fixed by Irkut Corporation Board of Directors within the period from the date of the share issue state registration till the date of share placement beginning;

   b. Price for shares to be placed among the persons included into the list of persons having pre-empty right to purchase shares shall be fixed by Irkut Corporation Board of Directors within the period from the date of the share issue state registration till the date of notification mailing to the persons included into the list of persons having pre-empty right to purchase shares;

3. The form of payment for additional shares: all shares shall be completely paid for by Cash assets in Rubles of the Russian Federation at the moment of their purchase.

FOR	**AGAINST**	**ABSTAIN**
[ ]	[ ]	[ ]

This part has to be filled in if a shareholder bought equities after record date – May 5, 2005.

FOR	**AGAINST**	**ABSTAIN**
[ ]	[ ]	[ ]

Shareholder's signature (plenipotentiary) ________________

/______________________________________/

(Surname and initials)

*Proxy voting information** -

____

Filling in voting paper rules:
Choose only one variant of voting.
Strike out incorrect variants!
The voting paper is not valid if not signed
The voting paper is not valid if there are some corrections.

* Plenipotentiary of the shareholder should indicate *Surname and initials* (if Plenipotentiary is the corporate person – full name of the company), proxy voting information (number, date of issuing and total information about issuer). Proxy voting should be joined to the voting paper. In different order voting paper will not participate in poll.

If a shareholder bought equities after record date, he (she) has to make a special mark.
If a person empowered to act for shareholder, who bought equities after record date, he (she) has to make a special mark that proxy card regards to such kind of equities.

If not all of the equities have been transferred, the shareholder has to make a special mark that some equities had been transferred after record date.

Voting paper № 8

Irkut Corporation

Annual General shareholders meeting

Place of incorporation of the Company: building 1, 13, Novoalekseevskaya st., Moscow, 129626, Russian Federation.
The form (type, sort) of the meeting: the meeting with the preliminary voting paper sending (mailing).
Date of the meeting (holding): 24 June 2005 year, 13.00 local time.
Place of the meeting (holding): "Culture Center in the name of Y.A. GAGARIN" at the address: 664020, Irkutsk, Makarenko st.

Personal account number:________________

____

____________________ *Name of the owner / name and surname of the shareholder*

Quantity of the votes which enable the shareholder to vote at Annual General shareholders meeting using this voting paper is:____

The voting question: Approval of Irkut Corporation Dividend Policy for 2005-2009;

The decision: To approve Irkut Corporation Dividend Policy for 2005-2009.

FOR	**AGAINST**	**ABSTAIN**
[ ]	[ ]	[ ]

This part has to be filled in if a shareholder bought equities after record date – May 5, 2005.

FOR	**AGAINST**	**ABSTAIN**
[ ]	[ ]	[ ]

Shareholder's signature (plenipotentiary) ____________________

/____/

(Surname and initials)

*Proxy voting information** -

____

Filling in voting paper rules:
Choose only one variant of voting.
Strike out incorrect variants!
The voting paper is not valid if not signed
The voting paper is not valid if there are some corrections.

* Plenipotentiary of the shareholder should indicate *Surname and initials* (if Plenipotentiary is the corporate person – full name of the company), proxy voting information (number, date of issuing and total information about issuer). Proxy voting should be joined to the voting paper. In different order voting paper will not participate in poll.

If a shareholder bought equities after record date, he (she) has to make a special mark.
If a person empowered to act for shareholder, who bought equities after record date, he (she) has to make a special mark that proxy card regards to such kind of equities.

If not all of the equities have been transferred, the shareholder has to make a special mark that some equities had been transferred after record date.

Voting paper № 9

Irkut Corporation

Annual General shareholders meeting

Place of incorporation of the Company: building 1, 13, Novoalekseevskaya st., Moscow, 129626, Russian Federation.
The form (type, sort) of the meeting: the meeting with the preliminary voting paper sending (mailing).
Date of the meeting (holding): 24 June 2005 year, 13.00 local time.
Place of the meeting (holding): "Culture Center in the name of Y.A. GAGARIN" at the address: 664020, Irkutsk, Makarenko st.

Personal account number:________________

____

____

Name of the owner / name and surname of the shareholder

Quantity of the votes which enable the shareholder to vote at Annual General shareholders meeting using this voting paper is:_____________________________________

The voting question: Approval of Irkut Corporation General statements of Dividend policy, the procedure of dividends' calculation and payment;

The decision: To approve Irkut Corporation General statements of Dividend *policy*, the procedure of dividends' calculation and payment.

FOR	**AGAINST**	**ABSTAIN**
[ ]	[ ]	[ ]

This part has to be filled in if a shareholder bought equities after record date – May 5, 2005.

FOR	**AGAINST**	**ABSTAIN**
[ ]	[ ]	[ ]

Shareholder's signature (plenipotentiary) ___________________

/_______________________________________/

(Surname and initials)

*Proxy voting information** -

____

Filling in voting paper rules:

Choose only one variant of voting.

Strike out incorrect variants!

The voting paper is not valid if not signed

The voting paper is not valid if there are some corrections.

* Plenipotentiary of the shareholder should indicate *Surname and initials* (if Plenipotentiary is the corporate person – full name of the company), proxy voting information (number, date of issuing and total information about issuer). Proxy voting should be joined to the voting paper. In different order voting paper will not participate in poll.

If a shareholder bought equities after record date, he (she) has to make a special mark.
If a person empowered to act for shareholder, who bought equities after record date, he (she) has to make a special mark that proxy card regards to such kind of equities.

If not all of the equities have been transferred, the shareholder has to make a special mark that some equities had been transferred after record date.

Irkut Corporation
PROXY CARD PAGE #1

TO: **The Bank of New York, Proxy Department**
Fax Number: **(212) 815-2993**
Telephone Number: **(212) 815-4493 (Ludmila Leliavskaia)**

RE: **Irkut Corporation**
Annual General Shareholders' Meeting to be held on June 24, 2005.

FROM: ______________________________
Company Name

DTC PARTICIPANT NUMBER: ______________________________
Mandatory

SIGNATURE: ______________________________
Authorized Signatory Name, Signature/Medallion

CONTACT INFO: ______________________________
Telephone/Fax Number, E-mail Address

TOTAL NUMBER ADRs (CUSIP #808 779 102)
HELD AS OF May 5, 2005: ______________________________

____

NUMBER ADRs BEING VOTED: ______________________________

DATE: ______________________, **2005**

Irkut Corporation
Annual General Shareholders' Meeting
June 24, 2005

The above-noted holder of American Depositary Receipts ("ADRs") of Irkut Corporation (the "Company") hereby requests and instructs The Bank of New York, as Depositary, to endeavor insofar as practicable, to vote or cause to be voted the number of Deposited Securities underlying the ADRs held as of close of business on May 5, 2005 at the Annual General Shareholders' Meeting of the Company to be held on June 24, 2005 in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY
June 21, 2005 AT 5:00 PM EST TO BE VALID

Irkut Corporation
PROXY CARD PAGE #2

Annual General Shareholders' Meeting Resolutions

1. *The voting question:* Approval of Irkut Corporation annual report, of annual accounting report, (including profit-and-loss report (profit-and-loss accounts)) as well as profit distribution, including payment (announcement) of dividends, excepting profit distribution on dividends by the first quarter, half year and nine months, and loss of Irkut Corporation by the end 2004;

   The decision: To approve the Irkut Corporation annual report, the annual accounting report, (including profit-and-loss report (profit-and-loss accounts)) as well as profit distribution, including payment (announcement) of dividends, excepting profit distribution on dividends by the first quarter, half year and nine months, and loss of Irkut Corporation by the end 2004;

   FOR [ ] **AGAINST** [ ] **ABSTAIN** [ ]

2. *The quantity of votes for this question is: 9 should multiply the quantity of votes shareholder has.*
   The voting question: Irkut Corporation Board of Directors election.
   The decision: To elect following members of Irkut Corporation Board of Directors.

No.	Candidates	FOR	AGAINST	ABSTAIN
20.	Agapkin V.M.;			
21.	Barkovskiy A.F.;			
22.	Bezverkhniy V.B.;			
23.	Viktorov V.A.;			
24.	Vlasov V.I.;			
25.	Demchenko O.F.;			
26.	Isaykin A.N.;			
27.	Klementiev A.N.;			
28.	Kobzev V.A.;			
29.	Kovalkov V.V.;			
30.	Korotkov S.S.;			
31.	Mikhaylova N.K.;			
32.	Pogosyan M.A.;			
33.	Poletaev M.V.;			
34.	Ponomarev A.K.;			
35.	Fedorov A.I.;			
36.	Tsivilev S.V.;			
37.	Chemezov S.V.;			
38.	Shamanin I.P.			

Irkut Corporation
PROXY CARD PAGE #3

Annual General Shareholders' Meeting Resolutions

3. *The voting question*: Irkut Corporation President election;

   The decision: To elect Demchenko O.F. as Irkut Corporation President.

   FOR [ ] **AGAINST** [ ] **ABSTAIN** [ ]

4. *The voting question*: Irkut Corporation Auditing Committee election;

   The decision: To elect following members of Irkut Corporation Auditing Committee.

The candidates are:

No.	Candidates	FOR	AGAINST	ABSTAIN
9.	Bryushkov K.V.;			
10.	Emeliyanov N.E.;			
11.	Ivanova N.V.;			
12.	Ionushas V.V.;			
13.	Kanashenok V.V.;			
14.	Kireev A.N.;			
15.	Kuksova E.A.;			
16.	Sheshukov E.V.			

5. *The voting question*: Approval of the candidate to be assigned Irkut CorporationAuditor;

   The decision: To approve ZAO "Gorislavtsev and C Audit" as Irkut Corporation Auditor.

   FOR [ ] **AGAINST** [ ] **ABSTAIN** [ ]

6. *The voting question*: Amendments and additions to Irkut Corporation Charter;

   The decision: To approve Amendments and additions to Irkut Corporation Charter:

Irkut Corporation
PROXY CARD PAGE #4

Annual General Shareholders' Meeting Resolutions

1. Clause 6 Authorized Capital and net assets of the Company, item 6.1, paragraph 2 state in the following edition: «In addition to the issued shares, the Company shall have the right to issue 120 824 363 (in words: one hundred twenty millions eight hundred twenty four thousands three hundred sixty three only) inscribed ordinary non-documentary shares with nominal value of 3 (in words: three only) rubles each. Such shares shall be declared shares. Declared shares grant the same rights as issued shares of corresponding categories (types), as per the present Charter.

FOR	**AGAINST**	**ABSTAIN**
[ ]	[ ]	[ ]

2. Clause 12 The Company General Shareholders' Meeting, item 12.3:- Item 4. To state in the following edition: "Election of the members of the Company Board of Directors and revoking of their authority";- Delete item 8;Comment: numeration of the other items of this Clause remains the same.

FOR	**AGAINST**	**ABSTAIN**
[ ]	[ ]	[ ]

3. Clause 18 "The Board of directors of the Company":- Item 18.1. To add paragraph 2 in the following edition: the Board of Directors consists of 11 members;- Item 18.3. Item 17. To state in the following edition: Proponing matters specified in items 2, 3, 6 and 15-20 of clause 12 (item 12.3) of the present Charter for Decision of the General Shareholders' Meeting;- Item 18.5. To add paragraph 5 in the following edition: "A Member of Board of Directors of the Company who didn't participate in voting or voted against a solution of Board of Directors in defiance of established order both by operating juridical act and Chamber of Company, has a right to appeal a decision in the court in the case, if his rights and legitimate interests was broken by such decision".

FOR	**AGAINST**	**ABSTAIN**
[ ]	[ ]	[ ]

7. *The voting question*: About increasing of the Authorized Capital of Irkut Corporation by closed subscription;

The decision: To increase the Authorized Capital of Irkut Corporation by issuing 120 824 363 (one hundred twenty million eight hundred twenty four thousand three hundred sixty three) non-documentary inscribed ordinary shares (the Shares) with nominal value of 3 (three) Rubles each. Other conditions of placement:

4. The Shares placement mode: closed subscription. The list of potential buyers of the Shares shall be given: all the shares shall be placed to Limited Liability Company "EADS"; its address is: 119017, Moscow, Bolshaya Ordynka, 40/8;

Annual General Shareholders' Meeting Resolutions

5. The procedure of price fixing:

a. Price for shares to be placed shall be fixed by Irkut Corporation Board of Directors within the period from the date of the share issue state registration till the date of share placement beginning;

b. Price for shares to be placed among the persons included into the list of persons having pre-empty right to purchase shares shall be fixed by Irkut Corporation Board of Directors within the period from the date of the share issue state registration till the date of notification mailing to the persons included into the list of persons having pre-empty right to purchase shares;

6. The form of payment for additional shares: all shares shall be completely paid for by Cash assets in Rubles of the Russian Federation at the moment of their purchase.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

8. *a)* *The voting question*: Approval of Irkut Corporation Dividend Policy for 2005-2009;

The decision: To approve Irkut Corporation Dividend Policy for 2005-2009.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

b) *The voting question*: Approval of Irkut Corporation General statements of Dividend policy, the procedure of dividends' calculation and payment;

The decision: To approve Irkut Corporation General statements of Dividend *policy*, the procedure of dividends' calculation and payment.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

End of resolutions.

Information on the Board of Directors' candidates.
Irkut Corporation

(For the annual general shareholders' meeting)

Name	Date of birth	Work status
Agapkin Vyacheslav Mikhaylovich	1950	Director general, LLC "International institute of the construction", Moscow
Barkovskiy Alexander Fedorovich	1943	First Deputy of the Chief designer, designer general – director of the Su – 30 MKI program, OJSC "OKB im. Sukhogo"
Bezverkhniy Valeriy Borisovich	1959	First Vice-president, OJSC "Irkut Corporation"
Viktorov Vladimir Anatolievich	1946	Deputy export director, OJSC "OKB im. Sukhogo"
Vlasov Vadim Igorevich	1964	Director general, LLC "EADS"
Demchenko Oleg Fedorovich	1944	Director general OJSC "OKB im. Yakovleva"
Isaykin Alexey Ivanovich	1952	President, group of companies LLC "Volga-Dnepr-Moscow"
Klementiev Alexander Nikolaevich	1955	Deputy director general (in marketing), OJSC "OKB im. Sukhogo"
Kobzev Viktor Anatolievich	1949	Director general, OJSC "TANTK im. Berieva"
Kovalkov Vladimir Vasilievich	1952	Director general, IAZ (Branch of Irkut Corporation)
Korotkov Sergey Sergeevich	1959	Deputy Director general, Coordination program Director, Director of the Program, Head designer, OJSC "OKB im. Sukhogo"
Mikhaylova Nelya Konstantinovna	1957	President, CJSC "FTK Company"
Pogosyan Mikhail Aslanovich	1956	Director general, OJSC "OKB im. Sukhogo"; Director general OJSC "Sukhoy Company"
Poletaev Maksim Vladimirovich	1971	The Chairman of the executive committee, Savings bank of Russia (Branch Baykalskiy)
Ponomarev Aleksey konstantinovich	1959	Director, NE "Interdepartmental analytical Center"
Fedorov Aleksey Innokentievich	1952	President, Irkut Corporation; Director general – Chief designer, NE "RSK MIG"
Tsivilev Sergey Viktorovich	1961	First deputy Director general – Chief designer, NE "RSK MIG"
Chemezov Sergey Viktorovich	1952	Director general, NE "Rosoboronexport"
Shamanin Igor Petrovich	1941	Su – 30 MKI program Director, OJSC "Sukhoy Company"

Information on the Candidates to the inspection commission (auditing commission)
Irkut Corporation
(For the annual general shareholders' meeting)

Name	Date of birth	Work status
Bryushkov Kirill Valentinovich	1962	Head of Corporate finance Department, CJSC "FTK Company"
Emeliyanov Nokolay Evgenievich	1965	Head legal expert, OJSC "Sukhoy Company"
Ivanova Nadegda Vladimirovna	1955	Head of internal auditing Department, IAZ (Branch of Irkut Corporation)
Ionushas Vladislav Vladimirovich	1944	Deputy Corporate secretary, Irkut Corporation
Kanashenok Vasiliy Vasilievich	1963	Head of estate administration Department, IAZ (Branch of Irkut Corporation)
Kireev Alexander Nikolaevich	1949	Head of legal Department, Irkut Corporation

Kuksova Elena Aleksandrovna	1973	Deputy chief accountant, CJSC "FTK Company"
Sheshukov Evgeniy Vladimirovich	1972	Head of planned-economic Department, IAZ (Branch of Irkut Corporation)

Report on Voting Results
Annual General Shareholders' Meeting Resolutions
Irkut Corporation

June 30, 2005
Moscow (Russia)

Full name of the Company: ***Open Joint Stock Company Irkut Corporation***
The location: ***129626 Russia, Moscow, ul. Novoalekseevskaya 13, bld.1***
Type of the meeting: annual
The form of the meeting: preliminary voting paper sending
Date of the meeting: 24.06.05
Address of the meeting's holdings: 664020, Russia, Irkutsk, ul. Makarenko 6, Culture Club named Gagarin

The agenda of the meeting:

10. Approval of Irkut Corporation annual report, of annual accounting report, (including profit-and-loss report (profit-and-loss accounts)) as well as profit distribution, including payment (announcement) of dividends, excepting profit distribution on dividends by the first quarter, half year and nine months, and loss of Irkut Corporation by the end 2004
11. Board of Directors election
12. President election
13. Auditing Committee election
14. Approval of the candidate to be assigned Irkut CorporationAuditor
15. Amendments and additions to Irkut Corporation Charter
16. About increasing of the Authorized Capital of Irkut Corporation by closed subscription
17. Approval of Irkut Corporation Dividend Policy for 2005-2009
18. Approval of Irkut Corporation General statements of Dividend policy, the procedure of dividends' calculation and payment

Quantity of votes of all persons included in the List of persons who has the right to participate at the meeting – 878 946 528.

By the date of 21.06.05, 5 p.m. Irkut Corporation has received voting papers from 50 shareholders. Together they own 2 294 610 equities, which is 0.26% of the Charter capital.
54 shareholders has been registered for personal participation. Together they own 699 305 091 equities, which is 79.56% of the Charter capital.
Hence, 104 shareholders participate at the meeting. Together they own 701 599 701 equities, which is 79.82% of the Charter capital.

There is a quorum for decision making.

Persons included in the List of persons who has the right to participate at the meeting have **878 946 528** votes for voting on the **1st question**:
Persons included in the List of persons who participate at the meeting have **701 599 701** votes **(79.82%)** for voting on the 1st question:
There is a quorum for decision making
Voting results:
FOR – 701 098 861 votes (99.93%)
AGAINST – 14 625 votes (0.00%)
ABSTAIN – 471 361 votes (0.07%)

Quantity of votes, which haven't been calculated subject to its invalidity – 0 (0%)
Quantity of votes of the shareholders who didn't participate at the voting – 14 854 (0.00%)
Decision has been accepted.

The Decision of the meeting: To approve the Irkut Corporation annual report, the annual accounting report, (including profit-and-loss report (profit-and-loss accounts)) as well as profit distribution, including payment (announcement) of dividends, excepting profit distribution on dividends by the first quarter, half year and nine months, and loss of Irkut Corporation by the end 2004

Persons included in the List of persons who has the right to participate at the meeting have **7 910 518 752** votes for voting on the **2nd question**:
Persons included in the List of persons who participate at the meeting have **6 314 397 309** votes **(79.82%)** for voting on the **2nd question**:
There is a quorum for decision making. The voting is cumulative.
Voting results:

No.	Candidates	FOR	AGAINST	ABSTAIN
39.	Agapkin V.M.;	156709	131325 (0.00%)	6617637 (0.00%)
40.	Barkovskiy A.F.;	2261344		
41.	Bezverkhniy V.B.;	654909449		
42.	Viktorov V.A.;	226494		
43.	Vlasov V.I.;	120100		
44.	Demchenko O.F.;	656279277		
45.	Isaykin A.N.;	52025		
46.	Klementiev A.N.;	185555		
47.	Kobzev V.A.;	686584		
48.	Kovalkov V.V.;	662375846		
49.	Korotkov S.S.;	77005		
50.	Mikhaylova N.K.;	785702		
51.	Pogosyan M.A.;	1047119039		
52.	Poletaev M.V.;	653871604		
53.	Ponomarev A.K.;	653867404		
54.	Fedorov A.I.;	662045414		
55.	Tsivilev S.V.;	654437060		
56.	Chemezov S.V.;	655050329		
57.	Shamanin I.P.	120375		

Quantity of votes, which haven't been calculated subject to its invalidity – 538 686 (0.01%)
Quantity of votes of the shareholders who didn't participate at the voting – 2 482 046 (0.04%)
Decision has been accepted.
The Decision of the meeting: To elect following members of Irkut Corporation Board of Directors:

1. Bezverkhniy V.B.;
2. Demchenko O.F.;
3. Kovalkov V.V.;
4. Pogosyan M.A.;
5. Poletaev M.V.;
6. Ponomarev A.K.;
7. Fedorov A.I.;
8. Tsivilev S.V.;
9. Chemezov S.V..

Persons included in the List of persons who has the right to participate at the meeting have **878 946 528** votes for voting on the **3rd question:**
Persons included in the List of persons who participate at the meeting have **701 599 701** votes (79.82) for voting on the **3rd question:**
There is a quorum for decision making
Voting results:
FOR – 701 005 061 votes (99.91%)
AGAINST – 181 365 votes (0.03%)
ABSTAIN – 405 260 votes (0.06%)

Quantity of votes, which haven't been calculated subject to its invalidity – 4 580 (0.00%)
Quantity of votes of the shareholders who didn't participate at the voting – 3 435 (0.00%)
Decision has been accepted.
The Decision of the meeting: To elect Demchenko O.F. as Irkut Corporation President.

Persons included in the List of persons who has the right to participate at the meeting have **878 938 513** votes for voting on the 4th **question** (Board of Directors' members votes)
Persons included in the List of persons who participate at the meeting have **701 591 686** votes (79.82%) for voting on the 4th **question:**
There is a quorum for decision making
Voting results:

No.	Candidates	FOR	AGAINST	ABSTAIN	Quantity of votes, which haven't been calculated subject to its invalidity
17	Bryushkov K.V.;	698340216 (99.54%)	1327880 (0.19%)	329917 (0.05%)	1574772 (0.22%)
18	Emeliyanov N.E.;	699057354 (99.64%)	1031170 (0.15%)	267579 (0.04%)	1216682 (0.17%)
19	Ivanova N.V.;	700214738 (99.80%)	118500 (0.02%)	234374 (0.04%)	1005173 (0.14%)
20	Ionushas V.V.;	700168084 (99.80%)	114595 (0.02%)	339783 (0.05%)	950323 (0.13%)
21	Kanashenok V.V.;	700281728 (99.81%)	249070 (0.04%)	267579 (0.04%)	774408 (0.11%)
22	Kireev A.N.;	1758212 (0.25%)	692009581 (98.63%)	409758 (0.06%)	7395234 (1.06%)
23	Kuksova E.A.;	563134 (0.08%)	692719311 (98.74%)	244042 (0.03%)	8046298 (1.15%)
24	Sheshukov E.V.	1523189 (0.22%)	691727701 (98.59%)	353016 (0.05%)	7968879 (0.14%)

Quantity of votes of the shareholders who didn't participate at the voting – 18 901 (0.00%)
Decision has been accepted.
The Decision of the meeting: To elect following members of Irkut Corporation Auditing Committee

1. Bryushkov K.V.;
2. Emeliyanov N.E.;
3. Ivanova N.V.;
4. Ionushas V.V.;
5. Kanashenok V.V..

Persons included in the List of persons who has the right to participate at the meeting have **878 946 528** votes for voting on the **5th question**:
Persons included in the List of persons who participate at the meeting have **701 599 701** votes (79.82) for voting on the **5th question**:
There is a quorum for decision making
Voting results:
FOR – 700908671 votes (99.90%)
AGAINST – 624383 votes (0.09%)
ABSTAIN – 56 830 votes (0.01%)

Quantity of votes, which haven't been calculated subject to its invalidity – 0 (0.00%)
Quantity of votes of the shareholders who didn't participate at the voting – 9 817 (0.00%)
Decision has been accepted.
The Decision of the meeting: To approve ZAO "Gorislavtsev and C Audit" as Irkut Corporation Auditor.

Persons included in the List of persons who has the right to participate at the meeting have **878 946 528** votes for voting on the **6th question**:

Persons included in the List of persons who participate at the meeting have **701 599 701** votes (79.82) for voting on the **6th question**:
There is a quorum for decision making
The decision will be accepted if at least 75% votes are "FOR"
Voting results:

Clause 6 Authorized Capital and net assets of the Company, item 6.1, paragraph 2 state in the following edition: «In addition to the issued shares, the Company shall have the right to issue 120 824 363 (in words: one hundred twenty millions eight hundred twenty four thousands three hundred sixty three only) inscribed ordinary non-documentary shares with nominal value of 3 (in words: three only) rubles each. Such shares shall be declared shares. Declared shares grant the same rights as issued shares of corresponding categories (types), as per the present Charter.

FOR – 700003915 votes (99.77%)
AGAINST – 511138 votes (0.07%)
ABSTAIN – 1079556 votes (0.15%)
Quantity of votes, which haven't been calculated subject to its invalidity – 0 (0%)

Clause 12 The Company General Shareholders' Meeting, item 12.3:- Item 4. To state in the following edition: "Election of the members of the Company Board of Directors and revoking of their authority";- Delete item 8;Comment: numeration of the other items of this Clause remains the same.

FOR – 700375232 votes (99.83%)
AGAINST – 207834 votes (0.03%)
ABSTAIN – 1011543 votes (0.14%)
Quantity of votes, which haven't been calculated subject to its invalidity – 0 (0%)

Clause 18 "The Board of directors of the Company":- Item 18.1. To add paragraph 2 in the following edition: the Board of Directors consists of 11 members;- Item 18.3. Item 17. To state in the following edition: Proponing matters specified in items 2, 3, 6 and 15-20 of clause 12 (item 12.3) of the present Charter for Decision of the General Shareholders' Meeting;- Item 18.5. To add paragraph 5 in the following edition: "A Member of Board of Directors of the Company who didn't participate in voting or voted against a solution of Board of Directors in defiance of established order both by operating juridical act and Chamber of Company, has a right to appeal a decision in the court in the case, if his rights and legitimate interests was broken by such decision".

FOR – 700354342 votes (99.82%)
AGAINST – 320979 votes (0.05%)
ABSTAIN – 919288 votes (0.13%)
Quantity of votes, which haven't been calculated subject to its invalidity – 0 (0.00%)

Quantity of votes of the shareholders who didn't participate at the voting – 5 092 (0.00%)
Decision has been accepted.
The Decision of the meeting: To approve Amendments and additions to Irkut Corporation Charter:

Clause 6 Authorized Capital and net assets of the Company, item 6.1, paragraph 2 state in the following edition: «In addition to the issued shares, the Company shall have the right to issue 120 824 363 (in words: one hundred twenty millions eight hundred twenty four thousands three hundred sixty three only) inscribed ordinary non-documentary shares with nominal value of 3 (in words: three only) rubles each. Such shares shall be declared shares. Declared shares grant the same rights as issued shares of corresponding categories (types), as per the present Charter.

Clause 12 The Company General Shareholders' Meeting, item 12.3:- Item 4. To state in the following edition: "Election of the members of the Company Board of Directors and revoking of their authority";- Delete item 8;Comment: numeration of the other items of this Clause remains the same.

Clause 18 "The Board of directors of the Company":- Item 18.1. To add paragraph 2 in the

following edition: the Board of Directors consists of 11 members;- Item 18.3. Item 17. To state in the following edition: Proponing matters specified in items 2, 3, 6 and 15-20 of clause 12 (item 12.3) of the present Charter for Decision of the General Shareholders' Meeting;- Item 18.5. To add paragraph 5 in the following edition: "A Member of Board of Directors of the Company who didn't participate in voting or voted against a solution of Board of Directors in defiance of established order both by operating juridical act and Chamber of Company, has a right to appeal a decision in the court in the case, if his rights and legitimate interests was broken by such decision".

Persons included in the List of persons who has the right to participate at the meeting have **878 946 528** votes for voting on the 7th **question**:
Persons included in the List of persons who participate at the meeting have **701 599 701** votes (79.82%) for voting on the 7th **question**:
There is a quorum for decision making
Voting results:
FOR – 699550388 votes (99.71%)
AGAINST – 1270253 votes (0.18%)
ABSTAIN – 328625 votes (0.05%)

Quantity of votes, which haven't been calculated subject to its invalidity – 0 (0.00%)
Quantity of votes of the shareholders who didn't participate at the voting – 450435 (0.06%)
Decision has been accepted.
The Decision of the meeting: To increase the Authorized Capital of Irkut Corporation by issuing 120 824 363 (one hundred twenty million eight hundred twenty four thousand three hundred sixty three) non-documentary inscribed ordinary shares (the Shares) with nominal value of 3 (three) Rubles each. Other conditions of placement:

The Shares placement mode: closed subscription. The list of potential buyers of the Shares shall be given: all the shares shall be placed to Limited Liability Company "EADS"; its address is: 119017, Moscow, Bolshaya Ordynka, 40/8;

7. The procedure of price fixing:

   a. Price for shares to be placed shall be fixed by Irkut Corporation Board of Directors within the period from the date of the share issue state registration till the date of share placement beginning;

   b. Price for shares to be placed among the persons included into the list of persons having pre-empty right to purchase shares shall be fixed by Irkut Corporation Board of Directors within the period from the date of the share issue state registration till the date of notification mailing to the persons included into the list of persons having pre-empty right to purchase shares;

8. **The form of payment for additional shares: all shares shall be completely paid for by Cash assets in Rubles of the Russian Federation at the moment of their purchase.**

Persons included in the List of persons who has the right to participate at the meeting have **878 946 528** votes for voting on the **8th question**:
Persons included in the List of persons who participate at the meeting have **701 599 701** votes (79.82%) for voting on the **8th question**:
There is a quorum for decision making
Voting results:
FOR – 701332998 (99.96%)
AGAINST – 85164 (0.01%)
ABSTAIN – 180294 (0.03%)

Quantity of votes, which haven't been calculated subject to its invalidity – 100 (0.00%)
Quantity of votes of the shareholders who didn't participate at the voting – 1145 (0.00%)
Decision has been accepted.
The Decision of the meeting: To approve Irkut Corporation Dividend Policy for 2005-2009.

Persons included in the List of persons who has the right to participate at the meeting have **878 946 528** votes for voting on the 9th **question**:
Persons included in the List of persons who participate at the meeting have **701 599 701** votes (79.82%) for voting on the 9th **question**:
There is a quorum for decision making
Voting results:
FOR – 700927373 votes (99.90%)
AGAINST – 85164 votes (0.01%)
ABSTAIN – 580294 votes (0.09%)

Quantity of votes, which haven't been calculated subject to its invalidity – 5725 (0.00%)
Quantity of votes of the shareholders who didn't participate at the voting – 1145 (0.00%)
Decision has been accepted.
The Decision of the meeting: To approve Irkut Corporation statements of Dividend policy, the procedure of dividends' calculation and payment.

The returning board is CJSC "Ediny Registrator" (Branch in Irkutsk)
Location: 664003, Russia, Irkutsk, ul.. Dzerginskogo 1
Post address: 664003, Russia, Irkutsk, ul. Dzerginskogo 1
Representative of the CJSC "Ediny Registrator" - Irina Vladimirovna Bobrovnikova
The Chairman of the meeting – the Chairman of the Board of Directors - Oleg Fedorovich Demchenko
The Secretary of the meeting – The Corporate secretary – Valeriy Viktorovich Dashevskiy

The Chairman of the meeting — O. F. Demchenko

The Corporate secretary — V. V. Dashevskiy

Notification

Irkut Corporation

Dear Shareholders!

The Board of directors of Irkut Corporation (The location: ***129626 Russia, Moscow, ul. Novoalekseevskaya 13, bld.1***) inform you that

Extraordinary general shareholder meeting will take place on December 20, 2004.

The form of the meeting: absentee voting with preliminary voting paper sending

The Agenda of the meeting:

19. Approval of the Board of directors' quantitative composition.

The record date is November 8, 2004.

The Registrar: CJSC "Ediny Registrator" (Branch in Irkutsk, Location: 664003, Russia, Irkutsk, ul.. Dzerginskogo 1)
All documents for the meeting will be available during 20 days before the meeting at following locations:
Administrative Department of Irkut Corporations, 125047, Russia, Moscow, ul. 1st Tverskaya – Yamskaya 6;
664020, Russia, Irkutsk, ul. Gragdanskaya 74;

Post address to send completed voting papers: 664003, Russia, Irkutsk, ul.. Novatorov 3, for CJSC "Ediny Registrator" (Branch in Irkutsk)

Voting papers, which will be delivered till December 20, 2004, 5 p.m. local time, will be used in poll.
Shareholders of such kind of Voting papers will participate at the meeting.

Contact information:
Tel.: (095) 777-21-01 (Moscow)
Tel.: (3952) 32-23-83, 56-67-98, 56-68-31 (Irkutsk)

Voting paper № 1

Irkut Corporation

Extraordinary general shareholders meeting

The location of the Company: building 1, 13, Novoalekseevskaya st., Moscow, 129626, Russian Federation.
The form of the meeting: absentee voting with preliminary voting paper sending
Date of the meeting (the last day of receiving completed voting papers): December 20, 2004.
Post address to send completed voting papers: 664003, Russia, Irkutsk, ul.. Novatorov 3, for CJSC "Ediny Registrator" (Branch in Irkutsk)

Personal account number:________________

____

_______________________ *Name of the owner / name and surname of the shareholder*

Quantity of the votes which enable the shareholder to vote at Annual General shareholders meeting using this voting paper is:____

The voting question: Approval of the Board of directors' quantitative composition.

The decision: To approve Board of directors' quantitative composition 9 in number.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

This part has to be filled in if a shareholder bought equities after record date – November 11, 2004.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Shareholder's signature (plenipotentiary) ____________________
/____/

(Surname and initials)

Proxy voting information -*

____

Filling in voting paper rules:
Choose only one variant of voting.
Strike out incorrect variants!
The voting paper is not valid if not signed
The voting paper is not valid if there are some corrections.

* Plenipotentiary of the shareholder should indicate *Surname and initials* (if Plenipotentiary is the corporate person – full name of the company), proxy voting information (number, date of issuing and total information about issuer). Proxy voting should be joined to the voting paper. In different order voting paper will not participate in poll.

If a shareholder bought equities after record date, he (she) has to make a special mark.
If a person empowered to act for shareholder, who bought equities after record date, he (she) has to make a special mark that proxy card regards to such kind of equities.

If not all of the equities have been transferred, the shareholder has to make a special mark that some equities had been transferred after record date.

Report on Voting Results

Extraordinary general shareholders meeting

Irkut Corporation

Full name of the Company: ***Open Joint Stock Company Irkut Corporation***
The location: ***129626 Russia, Moscow, ul. Novoalekseevskaya 13, bld.1***
Type of the meeting: Extraordinary
The form of the meeting: absentee voting with preliminary voting paper sending
Date of the meeting (the last day of receiving completed voting papers): December 20, 2004.
Post address which was used o send completed voting papers: 664003, Russia, Irkutsk, ul.. Novatorov 3, for CJSC "Ediny Registrator" (Branch in Irkutsk)

The record date was on November 8, 2004.
Quantity of votes of all persons included in the List of persons who has the right to participate at the meeting – 878 946 528.
Persons included in the List of persons who have participated at the meeting have 644 334 267 votes **(73.31%)**
There is a quorum for decision making
The chairman of the meeting: The Chairman of Board of Directors – Demchenko Oleg Fedorovich
The Secretary of the meeting – The Corporate secretary – Valeriy Viktorovich Dashevskiy
The returning board is CJSC "Ediny Registrator" (Branch in Irkutsk)
Location: 664003, Russia, Irkutsk, ul.. Dzerginskogo 1
Post address: 664003, Russia, Irkutsk, ul. Dzerginskogo 1
Representative of the CJSC "Ediny Registrator" - Irina Vladimirovna Bobrovnikova

The Agenda of the meeting:

Approval of the Board of directors' quantitative composition.

Decision has been accepted.
The Decision of the meeting: To approve Board of directors' quantitative composition 9 in number.

Voting results:
FOR – 644268977 votes (99.99%)
AGAINST – 5750 votes (0.00%)
ABSTAIN – 30915 votes (0.01%)

Quantity of votes, which haven't been calculated subject to its invalidity – 28625 (0.01%)

Additional information may be given after shareholder's request at following locations:
Administrative Department of Irkut Corporations, 125047, Russia, Moscow, ul. 1st Tverskaya – Yamskaya 6;

129626 Russia, Moscow, ul. Novoalekseevskaya 13, bld.1

664020, Russia, Irkutsk, ul. Gragdanskaya 74;

Contact information:
Tel.: (095) 777-21-01 (Moscow)
Tel.: (3952) 32-23-83, 56-67-98, 56-68-31 (Irkutsk)

APPROVED
By the Board of Directors of JSC Irkut Corporation
Minutes of January 11, 2005 #6

INFORMATION POLICY REGULATIONS
for
Irkut Corporation

Moscow
2004

Table of contents

1. General Regulations

1.1 This Regulation on Information Policy (hereinafter referred to as the "Regulation") has been developed in compliance with the law and other legal acts of the Russian Federation and the normative documents of the public company JSC Irkut Corporation (hereinafter referred to as "Corporation", "Company").

1.2 This Regulation shall define the list and the procedure for disclosing information about the Company to interested persons, as well as the list of access limitations to national security and commercially secret information, currently applied in the Company, including insider and confidential information.

1.3 Implementation if this Regulation as well as introduction of amendments therein shall be the responsibility of the Company's Board of Directors.

2. Objective, goals and principles of the Company's information policy

2.1 The objective of the Company's information policy shall be to ensure positive and objective perception of the Company in the outside environment on the basis of timely comprehensive and qualitative satisfaction of information needs of all interested persons; giving sufficient reasons for limiting access to certain kinds of information about the Company.

2.2 The Company's information policy shall be focused on solution of the following problems:

- Ensuring realization of the rights of interested persons to obtain information required to make investment and other material decisions with respect to the Company;
- Protection of data (information) about the Company, disclosure of which may infringe on the interests of the State, the Company and the Company's shareholders, or may entail unreasonable advantage for some interested persons over others (all other factors being the same).

2.3 The Company shall adhere to the following information disclosure guidelines:

- Timely and regular regulation of information related to all important events in the Company's activity;
- Guaranteed completeness and reliability of the information about the Company to be disclosed;
- Publicity of the facts of information disclosure about the Company and the results of activity thereof;
- Access limitation to information containing commercial secrets to the extent that the current legislation permits;
- Compliance with limitations stipulated by the law as regards the national security information;
- Equal opportunity (conditions) for the same categories of interested persons to access information.

2.4 The information policy of the Company shall be aimed at providing the most complete and qualitative information supply to the following target audiences (interested persons):

- The Company's shareholders;
- Potential investors (potential shareholders) of the Company;
- The Company's officials;
- The members of the Company's Board of Directors, the Inspection Commission, the Company's auditor;
- Professional players at the equity market («investment professionals»);
- Government and administrative authorities;
- Company's counterparts;
- Organizations performing regulatory functions at particular markets;
- Other market participants.

2.5 The Company shall at all times comply with the requirements of the law and other RF legal acts concerning mandatory disclosure of information about the activity of joint-stock companies, and voluntarily provide additional information to the shareholders to enable them to exercise their rights and to other interested persons to enable them to make reasonable investment and other material decisions with reference to the Company. Access limitation to the data constituting national security information or commercial secret shall be ensured in accordance with the requirements of the Russian Federation law as well as with the procedures defined by the Company's internal documentation.

2.6 In this Regulation the information about the Company shall be divided into the following categories:

- Information provided in accordance with the requirements of the Russian Federation law and other legal acts (information for mandatory disclosure);
- Information disclosed in accordance with the Company's internal normative documents (information for voluntary disclosure);
- National security data (information);
- Information constituting commercial secret;
- Insider information;
- Other data (information), access to which by the Company's employees and officials is made possible in view of the position held by them within the Company, and which shall not be subject to disclosure (subject

do disclosure in accordance with a special procedure) to interested persons (data (information), which is deemed confidential (confidential information)).

2.7 The Company shall use the following ways of providing information to the interested persons:

- Information disclosure at the Company's official Internet-site www.irkut.com;
- Information postings to particular e-mail addressees;
- Direct regulation of information to target audience including transfer of documents on paper on request;
- Regulation of information via periodicals, radio and television and other mass media;

2. Structure and procedure of information disclosure about the Company

3.1 Information subject to mandatory disclosure shall include the following documents and data:

- The Company's annual report;
- The Company's accounting statements composed in accordance with the Russian Accounting Standards (RSA);
- Information related to convening and holding general shareholders' meetings of the Company's;
- Information related to issuance of the Company's securities;
- Documentation on the issuance of the Company's securities: resolutions on the issuance of the Company's securities, Booklets on the issuance of the Company's securities, Reports on the results on the issuance of the Company's securities;
- Quarterly report of the Issuer of the securities;
- Reports on important facts (events, actions), concerning financial and economic activity of the Issuer of the securities («reports on important facts»);
- Data, which may exert material influence on the cost of the issuer's securities;
- Information about the holders of the Company's securities, about sale and purchase of the Company's securities by the members of the Board of Directors, by individuals and members of the Company's executive committee;
- Information about the amount of remuneration for members of the Board of Directors, individuals and the members of the Company's executive committee;
- Information about affiliated persons;
- Company's internal documents:
  - ❑ The Charter of the Company;
  - ❑ Regulation on the general shareholders' meeting of the Company;
  - ❑ Regulation on the Company's Board of Directors;
  - ❑ Regulation on the Company's Inspection commission;
  - ❑ Regulation on the President of the Company
  - ❑ Regulation on the Company's administration;
  - ❑ Company's Code of the corporate conduct;
  - ❑ Work schedule of the Company's Board of Directors;
  - ❑ Work schedule of the Company's administration;
  - ❑ Model agreement with a member of the Company's Board of Directors;
  - ❑ Regulation on the Company's Fund of Development;
  - ❑ Regulation on the Company's Information policy;
  - ❑ Regulation on the Company's audit control service;
- Other information subject to mandatory disclosure in accordance with the requirements of the law and other legal acts of the Russian Federation, as well as in accordance with the requirements and normative acts of the Federal executive authority for the equity market.

3.2 Depending on the type of information, relevant information shall be disclosed within the times stipulated by the RF law through the following information channels:

- «Interfax» and «AK&M» information agencies authorized by the Federal Service for Financial Markets (FSFM of Russia) ;
- Periodicals: newspapers «The Izvestiya», «The Vostochno-Sibirskaya Pravda», «The Delo»;
- Supplement to «The Vestnik Federalnoy Slouzhby po Finansovym Rynkam» (The Bulletin of Federal Service for Financial Markets);
- The system of complete information and news disclosure «SCREEN»;
- The Company's official Internet site (address: www.irkut.com, sections «For investors», «Information disclosure»).

3.3 Information specified in section 3.1 of the present Regulation, other than Company's internal normative documents shall be disclosed within times defined by the current legislation and other legal acts of the Russian Federation.

3.4 The copies of the internal documents of the Company specified in Section 3.1 of this Regulation, in the edition valid at the moment of the presentation shall be provided to the interested persons authorized to receive the information within 5 (five) days after obtaining the corresponding request in the written form.

The address for the request shall be: 121069, Moscow, Ul. B. Molchanovka, 30/7, building 2, addressed to the Company's Secretary.

The Company shall charge a fee for regulation of the copies of the documents that shall not exceed the cost of making thereof.

3.5 Electronic copies of documents and information can be provided to interested persons by e-mail.

The address for the request shall be: ks@irkut.com , addressed to the Company's Secretary.

3.6 The list of information to be disclosed by the Company additionally at the official Internet-site and in press-releases:

- Information on the system and principles of corporate management;
- Dividend policy and dividend history;
- The Company's quality policy in the field of aeronautical engineering;
- General information on the structure of the share capital;
- Information on the composition of the Board of Directors, Inspection Commission, summary information about the members of these bodies;
- Information about the Company's Auditor;
- Regulations on the committees of the Board of Directors, Working Schedules of the Board of Directors and the Company's Administration;
- Information on the composition of the Company's executive boards, summary information about the members of these boards;
- Information on the development strategy of the Company;
- Information on the work of the Board of Directors of the Company, committees thereof, of the Company's Inspection Commission;
- Information on the aeronautical engineering design projects being developed by the Company with the exception of any data containing national security and/or commercial secret information related to insider and/or confidential information;
- Information on the current Company's order book;
- Information on the international cooperation of the Company with leading world manufacturers of aeronautical engineering equipment;
- Consolidated accounting statements of the Company maintained in accordance with IAS;
- Profitability indexes of the Company's activities;
- The dynamics of the Company's securities quotations;
- Road show materials, presentations, held with the purpose of covering the results of the Company's production and financial activities according to the annual results, and significant corporate events.

3.7 Information specified in section 3.6 of this Regulation shall be published at the official Internet site of the Company. The information can be provided to the interested persons via e-mail.

The address for requests shall be: ir@irkut.com, addressed the Company's Head of Department responsible for the work with investors.

3.8 The members of the Board of Directors, the individual and the member of executive committee of the Company (a person performing the functions of the individual executive body including the head company or the manager of the Company), have to provide timely information to the Board of Directors of the Company about the ownership of the Company's securities, as well as about the sale and/or purchase of the Company's securities.

The quarterly report of the Issuer of the Company's securities shall contain mandatory information about the amounts of remuneration sums received by the members of the Board of Directors, the person performing the functions of the individual executive body, including the manager of the company, and by the manager, by the members of the collective executive body of the Company – a summary amount of remuneration sums for the accounting period for each category of the listed persons.

3. The Company's relations with the investment professionals and mass media

4.1 The Company's relations with investment professionals as regards regulation of information shall be regulated by the relevant subdivision of the Company responsible for cooperation with investors in the following forms:

- Organization of conferences in connection with significant events in the activity of the Company;
- Organization of presentations for the investment professionals;
- Organization of Road show;
- Visits of investment professionals to the Company's production departments;
- Meetings of investment professionals with the Company's administration;
- Comments on the information publicized by the Company;
- Delivery of the Company's fiscal accounting prepared in accordance with RAS, IAS and press-releases according to the delivery list to the investment professionals;
- Placement of information on investment projects available on the Company's official site.
- Taking other measures aimed at providing more complete information to the invest ment professionals about events in the activities of the Company.

4.2 Relations of the Company with the mass media shall be regulated by a relevant department of the Company by way of preparation and distribution of press-releases, and organization of briefings related to the most significant events in the Company's activities, including:

- Conclusion and prolongation of contracts;
- Participation of the Company in international exhibitions of aeronautical engineering equipment;
- Participation of the Company in the development of aeronautical engineering equip- ment;
- Publication of consolidated fiscal accounting;
- Press releases on the results of shareholders' meetings, meetings of the Board of Di- rectors, Administration of the Company, results of the work of the Company's Audi- tor, materials on the inspections of the Inspection Commission;
- Social security measures for the employees of the Company;
- Participation in environmental programs;
- Participation in regional and federal giveaway programs and events;
- Press releases of the Company's annual reports.

5. The procedure for information disclosure to the shareholders of the Company

5.1. Information about the Company shall be provided to shareholders in accordance with the requirements of the Federal Law "On joint-stock companies" and other legal acts of the Russian Federation.

5.2. The Company shall provide access to the following documents for the shareholders:

– Company's memorandum of association;

– Company's Charter with duly registered amendments introduced into the Company's Charter, decision on founding the Company, certificate of state registration of the Com pany;

– Documents confirming the Company's right of ownership to the assets on its balance sheet;

– The Company's internal documents;

– Regulation on the Company's subsidiary or representative office;

– Annual reports;

– Accounting statements;

– Accounting balance sheets;

– Minutes of the general shareholders' meetings (resolutions of the shareholder owning all the voting shares of the Company), meetings of the Board of Directors of the Company, Inspection Commission (Inspector) of the Company and the Company's collective executive board (Administration);

– Voting papers as well as proxies (copies of proxies) for taking part in the general share holders' meeting;

– Independent evaluators' report;

– Lists of the Company's affiliated persons;

– Lists of persons entitled to take part in the general shareholders' meeting, entitled to re ceive dividends as well as other lists drawn by the Company to ensure exercising their rights by the shareholders in accordance with the requirements of the Federal law "On joint-stock companies";

– Conclusions of the Inspection Commission (Inspector) of the Company, the Company's auditor, state and municipal financial control agencies;

– Prospects on issuance of securities, quarterly issuer's reports and other documents con- taining information subject to publication or disclosure otherwise in accordance with the requirements of the Federal law "On joint-stock companies" and other Federal laws;

– Other documents stipulated by this Federal Law, the Company's Charter, the Company's internal documents, resolutions of the general shareholders' meetings, the Board of Di- rectors (supervisory board) of the Company, the Company's administrative boards, as well as other documents stipulated by legal acts of the Russian Federation.

5.3. The accounting statements and minutes of the meetings of collective executive board can be accessed by shareholders (shareholder) that hold (s) collectively at least 25 per cent of the voting shares of the Company.

5.4. Documents stipulated by section 2 of this article shall be presented by the Company within 7 (seven) days from the day of filing a relevant request for presentation at the premises of the executive board of the Company.

5.5. Upon the request of persons entitled to access to the documents specified in Section 2 of this article the Company shall provide them with copies of indicated documents. The fee charged by the Company for regulation of such copies shall not exceed the cost of making thereof.

6. Providing information to the members of the Board of Directors, the Committee of the Board of Directors, Inspection Commission and the Company's auditor

6.1 Information to the members of the Board of Directors, the Committee of the Board of Directors, Inspection Commission and the Company's auditor shall be provided within the volume and terms required for performance of the duties of the latter stipulated by the internal documents of the Company.

6.2. The executive boards of the Company shall provide timely and reliable information concerning the agenda of the meetings of the Board of Directors and Committees thereof at the request of the Inspection Commission and the Company's auditor.

6.3. Information to the members of the Board of Directors and members of the Company's Inspection Commission shall be provided in accordance with the Regulations concerning these boards currently in force in the Company, and to the Company's auditor in accordance with the Company's agreement with the Company's auditor via the Secretary of the Company within 5 working days from the moment of arrival of relevant requests about regulation of information at his address.

6.4. Failure by the Company's officials to perform the indicated duty to provide information to the members of the Board of Directors, Inspection Commission and the Company's auditor shall entail the responsibility of the Company's officials in accordance with the law and other legal acts of the Russian Federation and the internal documents of the Company governing the relations in question. .

7. List of national security information items and procedure for using thereof

7.1. The information of the Company representing national security interests according to the laws and other legal acts of the Russian Federation shall include:

- Information on the condition and composition of the facilities for manufacture and repair of defense equipment;
- Information on the design and modernization programs for defense equipment and weapons;
- Information on technical specifications and applications of defense equipment and weapons;
- Information on release and delivery (in financial or physical terms) of defense aero nautical equipment;
- Information on the latest achievements in the fields of science and technology, re- search, experimental design, project works and technologies of crucial defense im- portance;
- Information on foreign economic activity of the Russian Federation, disclosure of which may be detrimental to the national security interests;

Any other information specified in the industry's list of data subject to security classifying;

7.2. The work procedure for the employees of the Company with national security information shall be additionally regulated by the internal documents of the Company.

7.3. The Company shall limit access to the national security information.

7.4. National security information shall be disclosed in strict compliance with the law of the Russian Federation.

7.5. The labor agreement with the employees of the Company shall stipulate a mandatory Regulation about non-disclosure of national security information.

The control of compliance with national security laws, procedures for dealing with national security information shall be entrusted to the individual executive body of the Company represented by its President.

8. Procedure for using information containing commercial secrets

8.1. The procedure for handling information containing commercial secrets by the employees of the Company shall be additionally regulated by the internal documents of the Company.

8.2. The Company shall provide limited access to the information containing commercial secrets. Information containing commercial secrets shall be disclosed in strict compliance with the law of the Russian Federation and procedures defined by the internal documents of the Company.

8.3. The labor agreement with the employees of the Company shall stipulate a mandatory Regulation about non-disclosure of information containing commercial secrets. The control of compliance with procedures for handling information containing commercial secrets shall be entrusted to the individual executive body of the Company in person of its President.

9. Insider and confidential information

9.1. Insider information includes important information concerning the Company's activity, shares and other Company's securities and transactions therewith, which is not generally accessible and disclosure of which may produce serious impact on the market value of the Company's shares and other securities.

Unauthorized use of such information may be damaging to the shareholders' interests and may entail considerable negative consequences for the financial situation of the Company and business reputation thereof as well as cause damage to the Russian equity market as a whole.

The Company shall consider information, which is subject to disclosure in accordance with the Russian Federation law on the equity market and this Information policy as insider information – until the moment of official disclosure thereof in case such disclosure may produce serious impact on the cost of the Company's securities.

9.2. Confidential information shall include any undisclosed information (information, which is not subject to disclosure) concerning the Company and its activity, the disclosure of which may produce considerable impact on the cost of the Company's securities or entail losses for the Company and its shareholders, or may entail unreasonable advantages for interested persons.

9.3. Information containing evaluation of securities and/or evaluation of the Company's status prepared on the basis of generally accessible information, which does not belong to insider and/or confidential information on securities.

9.4. The Company shall recognize as insiders (persons with the right of access to confidential information) individuals and legal persons with the right of access to insider (confidential) information on the basis of a law, another normative legal actd, job description or any other internal document of the Company as well as on the basis the agreement with the Company and any third parties, which have otherwise gained access to the indicated information including:

- Members of the Board of Directors, members of the Committee of the Board of Directors, members of the collective executive board or persons performing the functions of an individual executive body, members of the Company's inspection commission;
- Persons performing labor, legal, service and other professional duties within the Company including those regulated by civil law contracts, which entitles them to gain access to insider (confidential) information (including auditors, specialized depositories, professional members of the equity market);
- Director General (President) or persons, performing the functions of an individual executive body as well as the officials from subsidiaries and associates;
- Any other individuals and legal entities, which have gained authorized or unauthorized access to insider (confidential) information.

With regard to information obtained according to procedures established by the current legislation and other legal acts of the Russian Federation and the internal documents of the Company, the shareholders of the Company (individuals and legal entities), which are not employed by the Company and do not hold an official position in the Company's boards or committees, in the Company's subsidiaries and associates, which are not an auditor, a specialized depository, a professional member of the equity market, performing duties in the Company according to a civil law contract, shall not be considered as an insider (a person entitled to access to the Company's confidential information).

9.5. Persons that are entitled to access insider (confidential) information shall not:

- Transfer insider (confidential) information or information based thereon to third parties or make accessible to third parties with the exception of cases stipulated by the current law of the Russian Federation;

- Give recommendation to third parties about operations with the Company's securities or other transactions based on insider (confidential) information.

Any persons (including the Company's shareholders), who gain access to insider (confidential) information in accordance with the procedure established by the current legislation and other legal acts of the Russian Federation and the Company's internal documents shall have no right to use the information obtained to the detriment of the interests of the Company and its shareholders nor for the purpose of gaining unfair advantage over other persons.

9.6.Insiders (persons with the right of access to confidential information) shall notify the Committee of the Board of Directors on Audit, Information and Relations with Shareholders on any operations with the Company's securities, securities of the economic entities of which the Company is a member, in accordance with the procedures established by the Audit, Information and Relations with shareholders Committee, which are being planned or have been effected.

9.7. Persons specified in Section 9.4 of this Regulation, when dealing with third parties, shall protect insider (confidential) information. Additional rules concerning protection of insider (confidential) information shall be established by the internal documents of the Company.

9.8. Persons specified in Section 9.4 of this Regulation that have disclosed insider (confidential) information shall bear responsibility in accordance with the law of the Russian Federation and the internal documents of the Company.

10. Officials authorized to information disclosure

10.1 The official authorized by the Company to disclose information about the work of the Company's Board of Directors and its Committees (commissions) shall be the Chairman of the Board of Directors, and the official authorized by the Company to disclose information about the work of the Company's Inspection Commission shall be the Chairman of the Company's Inspection Commission.

10.2 The Chairman of the Board of Directors and the Chairman of the Inspection Commission of the Company are entitled to delegate their authority on information disclosure on particular matters to certain members of these bodies.

10.3 Public commentaries concerning decisions of the Board of Directors, the Company's Inspection Commission shall be possible only after the meetings of these boards, where such decisions have been made.

10.4 The officials authorized by the Company to disclose information about the work of executive bodies and the results of the Company's production and economic activity shall be: the Chairman of the Company's Administration – the President (phone (095) 290-60-39) and corporate officials appointed by him.

The indicated officials may with the consent of the President of the Company delegate authority to the corporate executive board members (in accordance with the procedure established by the Company), make reports to the public (provide information) on behalf of the Company at the conferences held in the Russian Federation and abroad, meetings, workshops, sessions of executive boards of ministries and departments, executive and legislative bodies of the Russian Federation and constituent entities of the Russian Federation, at other public events, briefings, telephone and video conferences, give interviews, provide public commentaries for the Russian and foreign mass media, financial and investment companies.

11. Control of compliance with this Regulation

11.1 Control of compliance with the Regulation on the Company's Information Policy shall be entrusted to the President of the Company, and the Board of Directors represented by the Chairman thereof.

11.2 The Board of Directors shall listen to the report of the Company's executive bodies on compliance with this Regulation at least once a year at its meetings.

APPROVED BY
The Minutes of the meeting of the Board of Directors of JSC Irkut Corporation
#6 of January 11, 2005

REGULATIONS ON

THE SYSTEM OF INTERNAL CONTROL OF THE FINANCIAL AND ECONOMIC ACTIVITY OF IRKUT CORPORATION

Moscow
2004

1. Field of Application

1.1. The purpose of this Regulation is to define objectives, goals, structure and functions of the main participants of the System of Internal Control of the Financial and Economic Activity of JSC Irkut Corporation, as well as to define the place of internal control in the system of administration thereof.

1.2. This Regulation also defines the main objectives, goals and functions of the inspection and control service as a central component of the system of internal control of JSC Irkut Corporation, the procedures for its relations with all departments of JSC Irkut Corporation and the executive committees of the Company.

1.3. This Regulation establishes a uniform list of requirements to the officials and management of the departments of JSC Irkut Corporation in terms of compliance with duties thereof, their responsibility and the responsibility of the employees of the Internal Control Service.

1.4. The Regulation shall apply to all the departments and all the officials of JSC Irkut Corporation.

1.5. This Regulation employs the following shortenings:

- **Corporation, Company** - JSC Irkut Corporation;
- **ICDep** – Department of Internal Control;
- **System of Internal Control (SIC)** – system of internal control over the financial and economic activity of the Company;
- **Internal Control** – control of the financial and economic activity of the Company (including the implementation of its financial and economic plan) by structural divisions and bodies of the Company.

2. The System of Internal Control over the Financial and Economic Activities of the Company

2.1. The Company employs the system of internal control, which is approved by the Board of Directors and which ensures constant control over various financial and economic activities of the Company through compliance with the internal control procedures currently employed by the Company.

2.2. The main purpose of the internal control is to protect the shareholders' capital expenditures and the assets of the Company, to prevent development of negative tenedcies in the sphere of economics and finance, to monitor risks and participate in development of practical measures for reduction thereof and exert influence on the economic results of the Company's activities.

The system of internal control over financial and economic activity of the Company is designed to ensure the investors' trust in the Company and its management bodies. The system of internal control is intended to ensire due and proper implementation of the financial and economic plan approved by the Board of Directors.

2.3. To provide the effectiveness of the system of internal control is the responsibility of the executive committees of the Company, its executive bodies and all the heads of the structural divisions of the Company.

3. The Structure of the Company's System of Internal Control

3.1. The system of internal control over financial and economic activity of the Company is a multi-level system, which allows to ensure the maximum coverage of the facilities subject to control and make timely, adequate and efficient administrative decisions at all levels of management.

3.2. The system of internal control over the financial and economic activity of the Company consists of the following levels:

- The shareholders' level – realization of the right of the shareholders to exercise control over the financial and economic activity. Such control shall be exercised by the general shareholders' meeting , the Inspection Commission and the Company's auditor;
- The level of the Board of Directors – realization of the power of the members of the Board of Directors to control implementation of decisions taken by the latter as well as the current activity of the executive committees of the Company;
- The level of the executive committees – exercising control over performing their functions by the employees of the Company, functioning of a special control board of the Inspection and Control Service;

3.3. Each of the indicated boards comprising the System of Internal Control shall exercise control in the following areas of the Company' activities:

3.3.1. **General shareholders' meeting**. Rights, duties, forms of control on the part of the shareholders are stipulated by the legislation of the Russian Federation, normative acts of the government administrative boards, the Company's Charter, the Regulation on the General shareholders' meeting, the Regulation on the Inspection Commission.

The general shareholders' meeting shall confirm the results of the Company's activity for the accounting period (year).

The shareholders shall realize their authority on exercising control over the financial and economic activity of the Company both directly (by way of sending a shareholder's request for information (documents) to the executive committees of the Company, the Inspection Commission, to the auditor and/or other bodies within the Company) and through the activities of the Board of Directors, the Inspection Commission and the Company's auditor.

The resolutions of the general shareholders' meeting shall be binding for all the boards of the Company.

3.3.2. **Inspection commission**. Shall be formed by the general shareholders' meeting. Shall function in accordance with the Regulation on the Inspection Commission approved by the general shareholders' meeting.

The Inspection Commission shall exercise control over the financial and economic activity of the Company both of its own accord and by request of the shareholders, the Board of Directors as well as in cases stipulated by the law.

In case the Inspection Commission detects any violation, the executive committees of the Company shall take appropriate steps to correct the situation and minimize any consequences thereof. The annual report of the Inspection Commission shall constitute an integral part of the Company's annual report.

3.3.3. **The Company's Auditor**. The candidate suggested by the Board of Directors shall be subject to approval by the general shareholders' meeting. The candidacy of the auditor shall be generally determined on a competitive basis. The Company's auditor shall perform its functions in accordance with the agreement completed between the auditor and the Company.

In case the audit organizations (auditors) detect any violations, the executive committees of the Company shall take appropriate steps to correct the situation and minimize any consequences thereof.

The auditors' report on the annual financial statements of the Company shall constitute an integral part of the Company's annual report.

3.3.4. **The Board of Directors.** Shall be elected by the general shareholders' meeting. It shall function in accordance with the Regulation on the Board of Directors approved by the general shareholders' meeting. It shall exercise its control functions both directly, in the form of meetings of the Board of Directors (by way of exercising control over implementation of its decisions by sending requests on the matters of the financial and economic activity of the Company to the executive committees of the Company), and through the Audit, Information, and Relations with the Shareholders Committee of the Board of Directors of the Company, it shall also listen to the reports of the executive board of the Company.

The decisions of the Board of Directors based on the results of inspections shall be binding for all the bodies of the Company.

The annual report of the Board of Directors shall constitute an integral part of the Company's annual report. It shall reflect the evaluation of the effectiveness of the control functions of the Board of Directors and the activity of the Audit, Information, and Relations with the Shareholders Committee of the Board of Directors of the Company.

3.3.5. The evaluation of effectiveness and development of proposals on improvement of the system of the internal control shall be performed by the Inspection Commission and the Audit, Information, and Relations with the Shareholders Committee of the Board of Directors.

3.3.6. **The top management, heads of executive boards, heads and experts of the structural divisions.** They shall exercise constant control over performing their functions stipulated by the regulations on departments as well as over fulfillment of duties by the employees of these departments stipulated in job descriptions. The status of this performance shall be reflected in the Company's annual report.

3.3.7. **Internal Control Department (ICDep)**. This specialized structural division of the Company performing the functions of an inspection control service.

ICDep shall exercise systemic daily internal control over the financial and economic activity of the Company. The ICDep activity shall be regulated by this Regulation and other normative documents of the Company. In carrying out its activities ICDep shall not in any way depend on the executive boards of the Company.

ICDep shall inform the \n Audit, Information, and Relations with the Shareholders Committee of the Board of Directors as well as executive boards and heads of relevant departments of all violations detected by it.

The ICDep's annual report shall be taken into account by the executive board in preparing the Company's Annual Report in a special section about the status and performance of the system of internal control.

4. Internal Control Department

4.1. The Head of the ICDep shall be appointed by the individual executive body of the Company in accordance with the recommendation of the Board of Directors based on the intruduction of the Audit, Information, and Relations with the Shareholders Committee of the Board of Directors.

4.2. The Audit, Information, and Relations with the Shareholders Committee of the Board of Directors shall make a decision to recommend appointing the Head of the ICDep having studied the materials submitted for the candidate by the individual executive body of the Company and an interwiew therewith.

4.3.The Head of the ICDep and its employees shall be the Company's employees.

4.4. ICDep shall function in accordance with:
- The Federal Law "On Joint-Stock Companies";
- Decrees of the Federal executive authority in the sphere of securities (Federal Service for Financial Markets – FSFM);
- The Company's code of corporate conduct;
- This regulation;
- Regulation on the Internal Control Department of JSC Irkut Company;
- Resolutions of the general shareholders' meeting, the Board of Directors and Audit, Information, and Relations with the Shareholders Committee of the Board of Directors concerning the ICDep activities;
- Other legal acts of the Russian Federation and Company's normative documents concerning control over the financial and economic activity of the economic entities.

4.5. The ICDep Head shall submit a monthly report on the results of the inspection and control activity to the President of the Company and the Head of the Audit, Information, and Relations with the Shareholders Committee as well as to the members of the Board of Directors in response to the personal request from the latter.

The contents of the report and the terms for submitting thereof shall be defined by the Regulation on ICDep.

5. Objectives and Goals of the Internal Control Department

5.1. The main objective of ICDep shall be to ensure timely detection of any violations in the financial and economic activity of the Company and to work out measures for eliminating any causes, which have entailed these violations as well as any measures to prevent violations in future.

ICDep's ultimate goal shall be to reduce any risks in the financial and economic activity of the Company.

5.2. To achieve this objective ICDep shall perform the following tasks:

5.2.1. Participate in timely detection, prevention and reduction of any financial and operational risks together with relevant departments of the executive board of the Company;

5.2.2. Together with other departments of the executive board of the Company provide timely detection and prevention of any instances of abuse of power on behalf of the Company's officials.

5.2.3.Participate in developing measures on reduction of any risks, correction of any detected violations in the activity of the departments and the employees of the Company, as well as any instances of abuse of power on behalf of the Company's officials.

6. The main requirements to ICDep employees

6.1. Qualifications requirements to ICDep employees:
- Degree in Economics (Finance) or Law;
- Work experience in accordance with the acquired education of at least 3 years;
- For the Head of ICDep – work experience in a managing position in accordance with the acquired education – at least 5 years.

6.2. ICDep employees must know:
- The Charter of the Company and other normative documents of the Company regulating the activities of the Company's management and control bodies;
- Modern methods of inspection work;
- Main requirements concerning handling contracts and financial documents of the Company;
- Information policy of the Company;
- Basics of labor legislation;
- Accounting standards (Russian and most important international ones)
- Work safety regulations and norms, accident prevention , industrial sanitary norms, fire safety;
- Internal labor regulations.

6.3. Any persons, who have been found guilty of any economic crimes or any crimes against state or municipal authorities, or persons who have been subject to administrative punishment for any transgressions in the course of business activity or in the spheres finance, taxes or duties, equity market shall be barred from work in ICDep.

6.4. Any persons participating in the work of the executive bodies of the Company, and founders (members) of the Company, heads or members of the executive committees, or employees of a legal entity, which is the Company's competitor, or which is a subsidiary or an associate of the Company, shall be barred from work in ICDep.

7. The main functions of the Internal Control Department

7.1. ICDep shall perform in accordance with the annual subject-matter working schedule coordinated with the Audit, Information, and Relations with the Shareholders Committee of the Board of Directors, approved by the executive committee of the Company.

7.2. To achieve its tasks ICDep shall exercise the following kinds of control:

- **scheduled inspection: prior (prior to the business transaction), subsequent (after the business transaction);**
- **unscheduled inspection (on the initiative of its own, by request of the Company's administrative bodies, executive bodies);**

The control procedures, preparation and submission of results of the ICDep activity shall be defined by the Regulation on ICDep.

7.3. The guidelines for the activity of ICDep:

7.3.1. Daily selection control of the business operations of the Company included in the financial and economic plan of the Company approved by the Board of Directors:

-control of compliance with the internal control procedures including the required coordination procedures with the heads of the departments of the Company, if they are required in accordance with the established procedure, as well as availability of funds contemplated in the financial and economic plan of the Company for certain business operations.

- **Prior control over non-standard business operations (business operations not provided for in the financial and economic plan of the Company, approved by the Board of Directors of the Company);**
- **Control of correctness of the calculations and payment of taxes and other duties related to the carried out business operations.**

Non-standard business operations subject to prior control shall include among others:

- **Operations requiring financing in excess of the limit for financing a business operation, established by the executive committee;**
- **Operations belonging to the category of major transactions and related party transactions;**

7.3.2. ICDep shall prepare a conclusion on the legal status of the non-standard business operations to be carried out for the executive bodies.

7.3.3. ICDep shall detect, prevent and reduce any financial and operational risks.

7.3.4. ICDep shall control the creation and maintenance of efficient and transparent administration system in the Company as well as prevent and put a stop to any cases of abuse of power on behalf of the Company's officials.

7.3.5. ICDep shall define causes and conditions conductive to incompliance with the standards of exercising financial and economic activity established in the Company and determine persons responsible for such incompliance.

7.3.6. ICDep shall exercise control over the use of insider information together with other departments of the executive board.

7.3.7. ICDep shall check the compliance by the Company's officials with the norms of economic legislation.

7.3.8. ICDep shall check the compliance by the Company's officials with special requirements of the regulations on departments, job descriptions preventing potential conflict of interests and limiting exchange of insider information between the employees and departments of the Company.

7.3.9. ICDep shall check the legal status of the operations with the Company's securities.

7.3.10. The working procedures for ICDep shall be established by the Regulation on ICDep.

8. Rights, duties and responsibility of ICDep employees

8.1. ICDep employees shall have the right:

8.1.1. To demand that the Company's officials including heads of departments (when required, any requests for information and documents may be forwarded through the Head of ICDep) submit documents and materials required for making reasonable and express conclusions with regards to compliance of any specified operation with the Company's financial and economic plan and funds contemplated for it, as well as the procedures for carrying out any operations, established in the Company;

8.1.2. The Head of ICDep is entitled to require any documents and materials on any non-standard operation from the Company's officials including heads of departments.

8.2. ICDep employee of the Company shall:

- work through the business operations of the Company thoroughly and completely checking them for compliance with economic legislation and normative documents of the Company;

- Inform the Audit, Information, and Relations with the Shareholders Committee of the Board of Directors on any violations detected;

8.3. The rights and duties of ICDep employees shall be defined by Regulation on ICDep, the labor agreement, completed between a ICDep employee and the Company.

8.4. ICDep employees shall fulfill their duties in accordance with the normative acts of the Russian Federation and this regulation, the Regulation on ICDep and labor agreements.

8.5. When fulfilling their duties and functions ICDep employees shall act in the best interests of the Company, exercise their rights and fulfill their duties with regard to the Company reasonably and conscientiously.

8.6. In case of failure or inadequate performance by the ICDep employees with regard to their job responsibilities, including concealment of any cases of incompliance detected in the course of control over the financial and economic activity of the Company; inadequate control over the use of insider information, incompliance of the officials with the legal norms, special requirements defined by the regulations on departments and job descriptions, ensuring prevention of conflict of interests, etc., entailing increase in the Company's expenses and ineffective management of its resources, ICDep shall answer to the Company in accordance with the legal norms.

9. Control of Compliance with this Regulation

9.1 Control of compliance with this Regulation on the System of Internal Control shall be entrusted to the President of the Company, and the Board of Directors represented by the Chairman thereof.

9.2 The Board of Directors shall listen to the report of the executive bodies of the Company on compliance with this Regulation at least once a year.

10. Final regulations

10.1. This regulation shall be approved by the Board of Directors.

10.2. Amendments shall be entered into this Regulation by the resolution of the Board of Directors.

Approved

by the Irkut Corporation

shareholders General meeting

The Minutes № 22
dated "29" June 2005.

Regulation on Dividend policy, the procedure of dividends' calculation and payment

Irkut Corporation

Moscow
2005

1. General provisions

1.1. The present Regulations on Dividend policy, the procedure of dividends' calculation and payment to the Irkut Corporation shareholders (further - Regulations) are developed according to the current legislation of the Russian Federation, the Articles of Association of the joint-stock company «Research and Manufacturing corporation "Irkut"» (further - the Company) and the Code of corporate governance.

1.2. The Regulations main aims are:

- to define the Company Board of Directors recommendations strategy on the amount, conditions and the order of dividend payments under the Company shares;
- to define the order of the Company dividends distribution and payments.
- to establish a transparent and clear for shareholders mechanism of defining the Company dividends amount, the order and conditions of their payment;
- to provide the information on the Company principles and obligations concerning net profit in form of dividends distribution to the investment community;
- to secure the possibility to calculate the Company mid-term on dividend payments;

1.3. On the basis of the present Regulations the Company develops its dividend policy establishing the Company obligations on dividend payments (announcement) to shareholders, return period of dividend payments, the order of dividend amount definition and conditions of dividend payments.

2. The procedure of the Company dividend policy development

2.1. The Company dividend policy is developed by the Company Board of directors for the period not less than 3 (three) years.

2.2. The shareholders general meeting authorizes the dividend policy for the forthcoming period under the Board of Directors recommendations.

2.3. The dividend policy main aims are:

- to provide necessary conditions for investment appeal and the capitalization of Company;
- to increase shareholders well-being by means of dividend payments and further Company capitalization;
- to balance shareholders and Company interests in the sphere of the Company net profit distribution.

2.4. The Company guarantees the observance of the Company shareholders right stipulated by the current legislation of the Russian Federation, the Charter of the Company, the Code of corporate governance and other Company internal documents when developing and realizing the dividend policy.

2.5. The Company Administrative Department is responsible for the Company dividend policy realization and coordinates it.

3. The procedure of dividend payments (announcement) decision-making

3.1. The Company Board of directors decides on the possibility to pay off dividends for the next period proceeding from the received financial results.

3.2. The Company board of Directors defines the Company net profit distribution directions for the accounting period.

3.3. The Company board of directors determines dividends amount, terms and the order of their payment. The shareholders general meeting authorizes dividend amount, terms and the order of their payment.

3.4. When developing its recommendations the Company Board of Directors is guided by the Company dividend policy.

3.5. The Company shareholders general meeting makes the final decision on dividend payment (announcement), including the decision on the dividends amount and terms of dividend payments under each type of shares.

The dividends amount cannot exceed the one recommended by the Company Board of Directors.

3.6. Shareholders general meeting has the right to decide on nonpayment of dividends under shares.

4. The procedure of dividends distribution

4.1. The Company executive office is to direct the order to prepare the list of the registered persons having the right to receive incomes under the Company shares (dividends) to the Company Registrar within 3 (three) working days after the shareholders general meeting has accepted the decision on dividend payments (announcement).

4.2. The order directed to the Company Registrar contains the following:

- The Company full name;

- The name of the Company executive office which has accepted the decision on dividend payments under shares, date and number of the corresponding report;
- The form of dividend payments;
- The list of the persons entitled to dividends completion deadline;
- The dividends amount for each type of shares;
- The order of taxation;
- Dividend payments opening and closing dates;
- Dividends payment agents full names (if there are any), the Payment agent location and the post address.

4.3. The Company Registrar on the basis of received order prepares the list of the persons entitled to dividends not later than 10 (ten) working days after shareholders general meeting has accepted the decision on dividend payments (announcement).

4.4. The list of persons entitled to dividends is prepared on the date of drawing the list of the persons having the right to participate in the Company shareholders general meeting which decides (announces) the corresponding dividend payments.

4.5. To draw the list of the registered persons having the right to collect dividends, the nominal Company shareholder submits the data on persons in whose interests he owns shares to the Company Registrar.

4.6. The list of the persons entitled to dividends contains the following:

- The registered person surname, name, patronymic (full name);
- The kind, number, series, date and the place of the document certifying the person, the name of the institution that issued the document (the state registration number, the name of the registering institution, date of registration);
- The place of residence or registration (location);
- The correspondence address (the post address);
- Securities quantity, their kind and category (type);
- The amount of the accrued income;
- The amount of tax payments to be deducted;
- The payment amount;
- Ways of dividends according to the registered person questionnaire;
- Bank details of the registered person for transfer of dividends.

5. The procedure and terms of dividend payments

5.1. The Company and its executive bodies provide for shareholders proper dividends receipt full amount.

5.2. The procedure and terms of dividend payments subject to the Company shareholders general meeting decision on dividend payments.

Dividends are to be paid not later than 40 (forty) working days after the Company shareholders general meeting has accepted the decision on dividend payments.

5.3. The Company has the right to pay dividends in advance from the moment of their announcement up to the dividend payments deadline.

5.4. Dividends are paid in the declared amount according to the Company dividend policy.

5.5. Dividends are paid only by monetary assets.

5.6. For the proper dividend payments the Company has the right to involve Payment agents.

5.7. Dividends payment is carried out according to the essential elements of the shareholder specified in the list of registered persons entitled to dividends.

5.8. The taxation of the income in form of dividends is carried out in the order stipulated by the current legislation of the Russian Federation.

5.9. The Company accepts proper documents corresponding to the legislation confirming the right to the concessional taxation, given in the Company or the Registrar before dividend payments opening date.

5.10. Before dividends payment (transfer) the Company verifies the list of the registered persons entitled to dividends submitted by the Company Registrar, the amount of the accrual income, the amount of the tax payments to be deducted and the amount to be paid.

5.11. The Company is a tax Agent, it deducts and accrues the income tax in form of dividends to corresponding budget items.

5.12. For the purpose of higher effectiveness of the shareholders rights on dividends receipt realization the Company establishes the following ways of dividends payment:

5.12.1. transfer to the bank account used by the Company for transfer of wages to shareholders - for the physical persons being the Company employees for date of dividend payments.

5.12.2. delivery from the Company cash department (the Payment agent) - for shareholders - the physical persons living in Irkutsk according to the address of registration.

5.12.3. transfer to the bank account - for legal and physical persons who have specified «bank transfer» as a way of dividends receipt in the registered person Questionnaire in the shareholders register (except the persons specified in item 5.12.1, 5.12.2).

5.12.4. the postal transfer to the shareholders post address (in case of the post address absence - to the address of registration) - for other physical persons.

5.13. If the shareholder bank details necessary for dividend payments and specified in the shareholders register are incomplete or doubtful, the payment is not made till the essential elements are fully granted.

5.14. All charges on dividends transfer are paid by the shareholder. The Company expenditures on dividends transfer to the bank account and on the postal transfer are deducted by the Company from the amount of the dividends charged to the shareholder.

The board of Directors is entitled to establish the list of shareholders (the amount of dividends) which are not be deducted. In these cases charges on dividends transfer are paid by the Company.

5.15. The absence of shareholders instructions about the way of dividend payments, change of their bank details, places of residence or registration, the post address in the Company for the date of dividends payment (transfer) is considered by the Company as dividends payment (transfer) confirmation by the shareholder according to the bank details, the place of residence or registration, the post address given earlier to the Company.

5.16. The dividends payment date is considered the date:

- when the postal order to the shareholder specified address was made by the Company (the Payment agent);
- of money payment to the shareholder from the Company (the Payment agent) cash department;
- of dividends transfers by the Company (the Payment agent) on the shareholder or his authorized representative (the nominee holder, the trustee, etc.) bank account.

5.17. The shareholder who has not received dividends in terms established by the Company owing to submittal of unreliable (failure to submit) bank details, has the right to address the Company for dividends due to him 6 (six) months after the shareholders general meeting has accepted the decision on dividend payments (announcement).

5.18. Under the written application of the Shareholder (his lawful assignee) who has not received dividends in terms established by the Company owing to submittal of unreliable (failure to submit) bank details the Company executive office makes a decision on the date of dividends payment (transfer) to the specified shareholder.

5.19. The amount of the dividends not received by shareholders in terms established by the Company owing to submittal of unreliable (failure to submit) payment bank details does not subject to change depending on the dividends payment (transfer) date.

5.20. The dividends which have not been received in terms of dividends payment established by the Company subject to Common statute of limitations.

6. Dividend payments restrictions

6.1. The Company is not entitled to pay dividends declared by the shareholders general meeting under shares:

- if on the payment date the Company meet the insolvency test (bankruptcy) according to the legislation of the Russian Federation on an insolvency (bankruptcy) or if the specified attributes will appear as a result of dividend payments;
- if on the payment date the amount of the Company net assets is less than amount of its authorized capital and reserve fund, and less than the excess of the Company the placed preference shares liquidating cost over the face-value specified by the articles or will be less than the specified amount as a result of dividend payments;
- in other cases specified by current legislation of the Russian Federation.

6.2. The Company Board of Directors decides on declared dividend payments suspension on the basis of the Company individual executive office application.

Simultaneously with the application the Company executive office submits the materials confirming the presence of the above-mentioned circumstances not allowing the Company to carry out dividend payments declared by the shareholders general meeting to the Board of directors.

6.3. The Board of Directors decision on declared dividend payments suspension and also the decision on the termination of the circumstances interfering declared dividend payments effect, does not rescind the decision of shareholders general meeting on the dividend payments (announcement).

After the circumstances interfering declared dividends payment are eliminated, the shareholders general meeting decision on dividend payments (announcement) inures, and Board of Directors, on the basis of the corresponding materials submitted by an executive office, decides on the dividend payments opening date. In this case the term of dividend payments remains as on the date when the shareholders general meeting decided on dividend payments (announcement).

6.4. The board of Directors informs shareholders of the Company decision to suspend the declared dividend payments, the decision on the termination of the circumstances interfering the declared dividend payments effect, the decision on the dividend payments opening date in the way stipulated for the shareholders notification about the Company shareholders general meeting convening.

The term of such notification and the contents of such information are determined by the Board of Directors special decision.

7. The Company responsibility for observance of the legislation requirements on dividend payments

7.1. The Company is responsible for the conformity of the date on which the list of the persons entitled to dividends is made to the legislation of the Russian Federation requirements, for completeness and terms of declared dividends payment.

7.2. The shareholder is entitled to demand payments of dividends due to him in full and in the terms established by the current legislation of the Russian Federation, the articles of association, the present Regulations from the Company, including by court.

7.3. According to section 44 Federal laws "About joint-stock companies" the Company, the Company Registrar and their officials are not responsible for dividends nonpayment owing to submittal of unreliable bank details for transfer of dividends, their delayed submittal or delayed notification on the way of dividends receipt by the shareholder.

7.4. Dividends unclaimed by shareholders, their legal representatives, or their successors in fixed statutes of limitations are returned to the Company according to the current legislation of the Russian Federation.

8. Shareholders informing about Dividend policy

8.1. The Company publishes the present Regulations, Dividend policy and their amendments (additions) on the Company Internet page.

8.2. The materials necessary for the Company shareholders general meeting decision-making are to contain all information testifying to presence or absence of conditions necessary for dividend payments under the Company shares.

8.3. The Company publishes information on the order, amount, the way and terms of dividend payments in the newspaper «Irkutskij Aviastroitel» and on the Company Internet page.

9. Procedure of the present Regulations and the Company Dividend policy authorization

9.1. The present Regulations and the Company Dividend policy are authorized by the shareholders general meeting decision under the Company Board of Directors recommendation.

9.2. If separate articles of the present Regulations and the Company Dividend policy contradict the current legislation of the Russian Federation or the Articles of Association, these articles become inoperative and the issues regulated by these articles subject to the current legislation of the Russian Federation and the Articles of Association until the present Regulations and the Company Dividend policy are amended.

Approved

by the Irkut Corporation

shareholders General meeting

The Minutes № 22
dated "29" June 2005.

Dividend policy
Irkut Corporation
for the period 2005 - 2009

Moscow
2005

1. General provisions

1.1. The present Dividend policy is developed and implemented in accordance with the Regulation on Dividend policy, the procedure of dividends' calculation and payment schedule of the Irkut Corporation, approved by the General meeting of shareholders dated « 24 » June 2005. (the Report № 22 dated « 29 » June 2005.)

1.2. On implementation of the Dividend policy the Company guarantees to observe the Company shareholders rights stipulated by the current legislation of the Russian Federation, the Articles of Association , the Code of corporate governance and other internal documents of the Company.

1.3. The present Dividend policy is valid for 2005 - 2009.

2. Dividend policy basic principles

2.1. The decision on dividends payment (announcement) and their amount is accepted once a year upon the results of the fiscal year.

2.2. Dividends are paid out by monetary assets.

2.3. The source of dividend payments is the net profit estimated on the basis of the accounting reporting of the Company for the corresponding accounting period, made according to Russian legislation requirements (Russian accounting standards, RAS).

2.4. On defining the dividends amount the Company considers the shareholders interests and the Company needs, its obligation on deductions in reserve and other obligatory funds of the Company formed according to the current legislation of the Russian Federation, and defines the optimum net profit distribution between the Company and its shareholders.

2.5. The Company guidelines on defining the dividends amount:

2.5.1. The amount of monetary assets allocated on dividend payments exceeds 10 % (ten percent) of the net profit calculated on the basis of the consolidated financial reporting of the Company for the corresponding accounting period compiled according to the International Financial Reporting Standards (IFRS) and converted into roubles at the Central Bank of the Russian Federation rate on the end of the accounting period.

2.5.2. If the dividends amount calculated according to item 2.5.1. exceeds the amount of the net profit calculated according to item 2.3. with the deduction of the money resources allocated for the Company funds formation according to the current legislation of the Russian Federation, the amount of money resources allocated on dividend payments makes not less than 50 % (fifty percent) of the net profit calculated according to item 2.3. with the deduction of the monetary assets allocated for the Company funds formation according to the current legislation of the Russian Federation.

2.6. During the dividend policy validity period the Company aims to raise the amount of money resources allocated on dividend payments, and by results of final year of the present dividend policy the Company plans to allocate not less than 25 % (twenty five percent) of the net profit calculated on the basis of the consolidated financial reporting of the Company for the corresponding accounting period compiled according to the International Financial Reporting Standards (IFRS) and converted into roubles at the Central Bank of the Russian Federation rate on the end of the accounting period on dividend payments.

2.7. During the dividend policy validity period the Company aims not to reduce the dividend payments absolute amount per 1 (one) share in comparison with each previous year.

3. Conditions of dividend payments decision-making (announcement)

3.1. In the presence of the Company net profit estimated on the basis of the Company accounting reporting for the corresponding period, compiled according to requirements of Russian legislation (RAS).

3.2. In the presence of the Company net profit calculated on the basis of the consolidated financial reporting of the Company for the corresponding period compiled according to the International Financial Reporting Standards (IFRS).

3.3. In the presence of the Company Board of Directors recommendations for the dividend payments for the corresponding period and their amount.

3.4. In the presence of the Company shareholders general meeting dividend payments decision (announcement).

3.5. In the absence of restrictions on dividend payments (announcement) stipulated by the current legislation of the Russian Federation, the articles of association, «Regulations on dividend policy and the order of the open joint-stock company «Research and Manufacturing corporation "Irkut"» dividends distribution and payment».

4. The dividend policy realization control

4.1. The Company Board of Directors controls the dividend policy realization according to the current legislation of the Russian Federation, the Charter of the Company and «Regulations on dividend policy and the order of the open joint-stock company «Research and Manufacturing corporation "Irkut"» dividends distribution and payment».